Exhibit 99.1



Information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission. This preliminary Information Statement shall not constitute an offer to sell or the solicitation of an offer to buy these securities.



           SUBJECT TO COMPLETION OR AMENDMENT, DATED JANUARY 16, 2002


INFORMATION STATEMENT

                          TRIZECHAHN (USA) CORPORATION

                                  COMMON STOCK
                                 $0.01 Par Value

                                       and

                              EXCHANGE CERTIFICATES
              Exchangeable for Common Stock on a One-for-One Basis

                                ----------------

         As part of a corporate reorganization of our parent company, TrizecHahn Corporation, CancoSubco will exchange approximately 90,000,000 shares of our common stock, some of which may be represented by exchange certificates, for subordinate voting shares of TrizecHahn Corporation on a one-for-one basis. We anticipate that the corporate reorganization will become effective around the end of the first quarter of 2002.

                                ----------------


         We will make application to list our common stock and exchange certificates on the New York Stock Exchange under the symbols "[___]" and "[___]," respectively.


                                ----------------

         Investing in our common stock and exchange certificates involves risks.

                    See "Risk Factors" beginning on page 12.

                                ----------------

         The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

         The shares of common stock and the exchange certificates will be ready for exchange on the effective date of the corporate reorganization of TrizecHahn Corporation.

                                ----------------





                   , 2002

                                TABLE OF CONTENTS

                                                                            Page



Information Statement Summary..................................................3
Risk Factors..................................................................13
Forward-Looking Statements....................................................26
The TrizecHahn Corporate Reorganization.......................................27
Market Price of Our Common Stock and Dividend Policy..........................31
Capitalization................................................................33
Selected Historical Combined Consolidated Financial Data......................35
Unaudited Pro Forma Condensed Combined Consolidated Financial Data............40
Management's Discussion and Analysis of Financial Condition and
        Results of Operations.................................................51
Business......................................................................77
Property Portfolio............................................................87
Management....................................................................91
Certain Relationships and Related Transactions...............................105
Security Ownership of Certain Beneficial Owners and Management...............106
Controlling Stockholder......................................................110
Recent Sales of Unregistered Securities......................................110
Description of Certain Indebtedness..........................................111
Description of Capital Stock.................................................115
Certain United States Federal Income Tax Considerations......................126
Plan of Distribution.........................................................133
Where You Can Find More Information..........................................133
Index to Financial Statements................................................F-1


         You should rely only on the information contained in this information statement. We have not authorized anyone to provide you with information different from that contained in this information statement. CancoSubco will exchange our common stock, including common stock represented by exchange certificates, only in jurisdictions where such exchange is permitted. The information contained in this information statement is accurate only as of the date of this information statement, regardless of the time of delivery of this information statement, of any exchange of our common stock, including common stock represented by exchange certificates, for TrizecHahn Corporation shares or of any exchange of our common stock for our exchange certificates.

         In this information statement, the terms "we," "us," "our" and "our company" refer to the combined operations of all of TrizecHahn Corporation's U.S. holdings, substantially all of which are owned and operated by TrizecHahn
(USA) Corporation, TrizecHahn Developments Inc. and their respective consolidated subsidiaries. The term "THUSA" refers to TrizecHahn (USA) Corporation and its consolidated subsidiaries. For purposes of this information statement, the subsidiaries of a person include all entities that such person controls.

                                ----------------

         Our principal executive offices are located at 1114 Avenue of the Americas, 31st Floor, New York, NY 10036, and our telephone number is (212) 382-9300.

                         Information Statement Summary

         You should read the following information statement summary together with the more detailed information regarding our company, our common stock and exchange certificates and our combined consolidated financial statements and notes thereto appearing elsewhere in this information statement.

                          TRIZECHAHN (USA) CORPORATION

Overview


         We will be the second largest fully integrated, self-managed, publicly traded office company in the United States based on the square footage of our owned and managed office properties as of September 30, 2001. At September 30, 2001, we had total assets of $6.3 billion and owned interests in or managed 76 office properties containing approximately 49 million square feet, with our pro rata ownership interest totaling approximately 41 million square feet. Based on square footage, approximately 77% of our buildings are located in central business districts, or CBDs, of major U.S. cities, including Atlanta, Chicago, Dallas and Houston and the Los Angeles, New York and Washington, D.C. areas, and approximately 76% of our buildings are Class A. We consider Class A office buildings to be buildings that are professionally managed and maintained, that attract high-quality tenants and command upper-tier rental rates and that are modern structures or have been modernized to compete with newer buildings. We also own land and development rights which would allow us to develop an additional 6.5 million square feet of office properties in key cities in the United States when and if market conditions warrant.

         We are also completing the stabilization of three destination-oriented retail and entertainment centers. We intend to complete the leasing of these projects to achieve stable operating cash flows and then to dispose of these assets in an orderly fashion over the next several years.


Business and Growth Strategies

         Our goal is to increase stockholder value through sustained growth in operating cash flow, thereby increasing the value of our portfolio. In the near term, we believe we can achieve our goal through the following strategies:

         o intensively managing our properties and our portfolio to maximize net operating income;

         o  improving the efficiency and productivity of our operations; and

         o  maintaining a prudent and flexible capital plan.

         Intensively Managing Our Properties and Our Portfolio


         By intensively managing our properties, we expect to maximize the property operating income, or POI, from our properties. We define POI as our total rental revenue including tenant recoveries and parking, fee and other income less our operating expenses and property taxes, and including our share of property operating income from unconsolidated real estate joint ventures. This measure excludes property related depreciation and amortization expense. To maximize POI, we have focused on:


         o narrowing the gap between market rents and in-place rents as leases for our properties expire; and

         o  increasing occupancy in our properties.


         At September 30, 2001, our estimates of market rents for properties in our office portfolio were approximately 27% higher than in-place rents under existing leases. Leases representing an average of 12% of our occupied space at September 30, 2001 will expire annually over the next four fiscal years. As these leases expire, we will actively seek to achieve market rents under new or renewal leases. By applying this strategy, we achieved an increase in average net rental rates on new and renewal leases of $2.00 per square foot for the nine months ended September 30, 2001.

         Vacancy in our property portfolio was 8.5% at September 30, 2001, representing 3.5 million square feet of space. As at the end of the third quarter of 2001, we anticipated a year-end occupancy rate of 94.5%. We expect to continue to focus on increasing and maintaining occupancy in our property portfolio.

         For the nine months ended September 30, 2001 compared with the nine months ended September 30, 2000, the combined impact of our focus both on achieving market rents and on increasing occupancy resulted in a 7% increase in POI from comparable office properties, i.e., those office properties owned at both September 30, 2001 and September 30, 2000, and in each case for the full nine-month period.

         Our portfolio strategy is to invest in office properties in the CBDs of major metropolitan areas demonstrating high job growth. We believe that focusing on our core markets, currently Atlanta, Chicago, Dallas and Houston, and the Los Angeles, New York and Washington, D.C. areas, will allow us to achieve economies of scale across a diverse base of tenants and provide for sustainable property cash flow. As shown in the following table, for the nine months ended September 30, 2001, our seven core markets accounted for 80% of our POI.




                                               % of POI for the             % of Owned Area
                                               Nine Months Ended                 as of
                                              September 30, 2001          September 30, 2001
                                             ----------------------      ----------------------

         Core Markets
             New York Area                            22%                          16%
             Washington, D.C. Area                    16%                          12%
             Houston                                  13%                          15%
             Dallas                                   11%                          13%
             Atlanta                                   9%                          10%
             Chicago                                   5%                           6%
             Los Angeles Area                          4%                           5%
                                             ----------------------      ----------------------
         Total Core Markets                           80%                          77%
         Total Secondary Markets                      20%                          23%
                                             ----------------------      ----------------------
                                                     100%                         100%
                                             ======================      ======================


         Over the next several years, we plan to concentrate our capital on our core markets and to exit selectively from investments in our secondary markets in an orderly fashion. We expect principally to redeploy proceeds from sales into Class A office buildings in the CBDs of our core markets.

         Improving the Efficiency and Productivity of Our Operations

         Controlling both property operating expenses as well as general and administrative expenses is key to achieving our goal of maximizing our operating cash flow. In June 2001, we realigned and simplified our management structure and announced plans for consolidating our seven regional accounting, payroll and information services functions in Chicago. This reorganization will result in a net reduction of approximately 85 employees by the end of 2002. We expect our functional and office consolidations to generate general and administrative expense savings over time.

         Further, in July 2001, we announced our Six Sigma quality initiative. The Six Sigma initiative is a program for continuous process improvement designed to generate bottom-line improvement through higher levels of customer satisfaction and internal productivity. The program will focus on gross margin improvement by increasing revenues from new service initiatives, reducing the downtime between tenancies and achieving cost savings through internal productivity improvements.

         Maintaining a Prudent and Flexible Capital Plan

         In order to maximize cash flow growth, our property and portfolio management strategies must be complemented by a prudent and flexible capital plan. Our capital strategy is to:

         o establish adequate working capital and lines of credit to ensure liquidity and flexibility;

         o  employ an appropriate degree of leverage;

         o maintain floating rate debt at a level that allows us to execute our portfolio realignment strategy without incurring significant prepayment penalties; and

         o actively manage our exposure to interest rate volatility through the use of long-term fixed-rate debt and various hedging strategies.


         In May 2001, we significantly strengthened our balance sheet by refinancing $1.16 billion of existing long-term debt through the private placement issuance by a special-purpose vehicle created by one of our subsidiaries of $1.44 billion of commercial mortgage pass-through certificates. The certificates are backed by mortgages that secure loans on 28 office properties and have maturities of five, seven and 10 years. At September 30, 2001, the weighted average interest rate on this debt was 5.5%, and it replaced existing debt at 7.1%. The transaction addressed near-term maturities of existing debt and also increased the ratio of fixed-rate debt to total debt to 72% at September 30, 2001 compared with 69% at the end of 2000. In addition, the financing provides for ample flexibility to execute our portfolio realignment strategy.

         To facilitate execution of TrizecHahn Corporation's corporate reorganization, discussed below, and to provide liquidity and flexibility in the future, we have negotiated a $350 million senior unsecured revolving credit facility. In December 2001, $200 million of the facility was committed and closed with a group of four banks. The remaining $150 million of the facility was syndicated to a group of seven banks and closed in early January 2002.


Disposition Plan for Retail/Entertainment Properties


         Consistent with our strategy to focus on the office business, we plan to sell our non-core retail/entertainment assets - Hollywood & Highland in Los Angeles, California; Desert Passage in Las Vegas, Nevada; and Paseo Colorado in Pasadena, California - over the next several years. Our total investment in these projects, once completed and stabilized, will be approximately $940 million or $410 million net of construction financing. By the end of 2001, all three projects were completed and open. Our plan calls for an orderly disposition that will allow us to achieve stabilized income in order to realize maximum value upon disposition. Net proceeds will be redeployed into our core office portfolio or used to repay debt.


Election of REIT Status


         Trizec (USA) Holdings, Inc. was incorporated in Delaware on October 25, 1989 and changed its name to TrizecHahn (USA) Corporation in 1996. We are currently an indirect, substantially wholly owned subsidiary of TrizecHahn Corporation.


         We will elect to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing in 2001. As a REIT, we generally will not be subject to U.S. federal income tax if we distribute 100% of our taxable income and comply with a number of organizational and operational requirements.

                                 OUR SECURITIES

         TrizecHahn Corporation, our parent company, is currently proposing a corporate reorganization. As a result of this reorganization, we expect to become a publicly traded REIT and to own all of the U.S. assets that TrizecHahn Corporation currently owns, directly or indirectly. Also pursuant to this corporate reorganization, we expect that TrizecHahn Corporation will become an indirect, wholly owned subsidiary of Canco, a company to be incorporated under the Canada Business Corporations Act.

         To effect the corporate reorganization, CancoSubco, a subsidiary of Canco to be incorporated under the Canada Business Corporations Act, will exchange approximately 90 million shares of our common stock, some of which may be represented by exchange certificates, for approximately 90 million subordinate voting shares of TrizecHahn Corporation. Any exchange certificates delivered in this reorganization will be exchangeable for shares of our common stock. We expect that this reorganization will become effective around the end of the first quarter of 2002.

         On completion of the corporate reorganization, we estimate that former TrizecHahn Corporation shareholders who are qualifying U.S. persons, as discussed below, will own approximately 60% of our common stock and that Canco will own indirectly through its subsidiaries the remaining approximately 40% of our common stock. For additional information about the corporate reorganization, see "The TrizecHahn Corporate Reorganization" in this information statement.


Common stock, including shares represented by
exchange certificates, to be delivered in the
corporate reorganization to TrizecHahn
Corporation shareholders, assuming that 60% of
TrizecHahn Corporation shares will be exchanged
for our common stock...................................     Approximately 90 million shares

Exchange ratio of one share of common stock,
including shares represented by exchange
certificates, to TrizecHahn Corporation shares.........     1 to 1

Exchange ratio of one share of common stock to
exchange certificates..................................     1 to 1

Common stock expected to be outstanding on the
effective date of the corporate reorganization.........     Approximately 150 million shares

Exchange certificates to be outstanding three
months after the effective date of the
corporate reorganization...............................     None


Proposed New York Stock Exchange symbols...............     "[___]" for common stock

                                                            "[___]" for exchange certificates

Dividend policy........................................     TrizecHahn Corporation shareholders are expected to
                                                            receive a dividend of $0.0875 per share in the first
                                                            quarter of 2002.  After completion of the corporate
                                                            reorganization, we expect to make three quarterly
                                                            dividend distributions of $0.0875 per share to the
                                                            holders of our common stock in the final three
                                                            quarters of 2002.

                                                            Commencing in the first quarter of 2003 and thereafter,
                                                            we intend to make distributions to the holders of our



                                                            common stock and special voting stock in an amount that is at least equal to our taxable income each year through
                                                            regular quarterly dividends.

Voting rights..........................................     Holders of our common stock have one vote per share
                                                            of common stock held.  We have issued special voting
                                                            stock to an indirect, wholly owned Hungarian
                                                            subsidiary of TrizecHahn Corporation that, after the
                                                            corporate reorganization, will be an indirect, wholly
                                                            owned subsidiary of Canco.  The holder of our special
                                                            voting stock is entitled to votes that, in
                                                            combination with votes of shares of our common stock
                                                            held by Canco or its subsidiaries, represent a
                                                            majority of the votes in the election of our board of
                                                            directors.  This special voting right will expire on
                                                            January 1, 2008.  See "Description of Capital Stock -
                                                            Special Voting Stock" in this information statement
                                                            for additional information about these voting rights.

                                                            Holders of exchange certificates will not have voting
                                                            rights.


Ownership restrictions.................................     Ownership of our capital stock by persons other than
                                                            qualifying U.S. persons is limited to 45% by value in
                                                            the aggregate so that we may be in a position to
                                                            attain "domestically-controlled REIT" status for U.S.
                                                            federal income tax purposes within 63 months after
                                                            the effective date of the corporate reorganization.
                                                            We will generally consider any acquisition of our
                                                            capital stock, other than an acquisition of our
                                                            common stock by TrizecHahn Corporation, Canco or
                                                            their subsidiaries in connection with the corporate
                                                            reorganization or as a result of conversion of Class
                                                            F Convertible Stock, by persons who are not
                                                            qualifying U.S. persons to be in violation of this
                                                            ownership restriction.  See "Description of Capital
                                                            Stock - Restrictions on Ownership of Our Capital
                                                            Stock" in this information statement for a
                                                            description of qualifying U.S. persons.
                                                            Additionally, no person other than Canco, TrizecHahn
                                                            Corporation or their subsidiaries may beneficially
                                                            own more than 9.9% of our capital stock so that we
                                                            may qualify as a REIT for U.S. federal income tax
                                                            purposes.

                                                            Any acquisition of our capital stock in violation of
                                                            these ownership restrictions will be void ab initio
                                                            and will result in automatic transfers of our capital
                                                            stock to a charitable trust, which will be responsible
                                                            for selling the capital stock to permitted transferees
                                                            and distributing at least a portion of the proceeds to
                                                            the prohibited transferee. See "Description of Capital
                                                            Stock - Restrictions on Ownership of Our Capital Stock"
                                                            in this information statement for additional information
                                                            about ownership restrictions.






Class F convertible stock..............................     We have issued Class F convertible stock to an
                                                            indirect, wholly owned Hungarian subsidiary of
                                                            TrizecHahn Corporation that, after the corporate
                                                            reorganization, will be an indirect, wholly owned
                                                            subsidiary of Canco.  This stock is convertible into
                                                            additional shares of our common stock so that Canco
                                                            and its subsidiaries will not bear a disproportionate
                                                            burden if tax pursuant to the Foreign Investment in
                                                            Real Property Tax Act of 1980, or FIRPTA, is payable
                                                            in connection with the corporate reorganization or
                                                            other limited types of transactions or events.  We
                                                            expect that none of TrizecHahn Corporation, Canco or
                                                            their subsidiaries should incur a material amount of
                                                            FIRPTA tax under circumstances that would allow the
                                                            holder of our Class F convertible stock to exercise
                                                            its conversion rights.  See "Description of Capital
                                                            Stock - Class F Convertible Stock" in this
                                                            information statement for additional information
                                                            about these conversion rights.

Special voting stock...................................     We have issued special voting stock to an indirect,
                                                            wholly owned Hungarian subsidiary of TrizecHahn
                                                            Corporation that, after the corporate reorganization,
                                                            will be an indirect, wholly owned subsidiary of
                                                            Canco.  For 66 months after the effective date of the
                                                            corporate reorganization, this stock entitles its
                                                            holder to cash dividends that reflect non-Canadian
                                                            taxes, principally cross-border withholding taxes,
                                                            payable in respect of common stock dividends and
                                                            special voting stock dividends paid to Canco or its
                                                            subsidiaries.  Additionally, the holder of special
                                                            voting stock is also entitled to votes that, in
                                                            combination with votes of shares of our common stock
                                                            held by Canco or its subsidiaries, represent a
                                                            majority of the votes in elections of our board of
                                                            directors.  The special voting rights will expire on
                                                            January 1, 2008.  See "Description of Capital Stock -
                                                            Special Voting Stock" in this information statement
                                                            for additional information about these dividend and
                                                            voting rights.



        SUMMARY HISTORICAL COMBINED CONSOLIDATED FINANCIAL AND OTHER DATA


         The following financial data are derived from our audited combined consolidated financial statements, except for the nine-month data, which are derived from our unaudited combined consolidated financial statements. The financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined consolidated financial statements and notes thereto appearing elsewhere in this information statement.


         The combined consolidated financial statements present all of TrizecHahn Corporation's U.S. holdings, substantially all of which are owned and operated by TrizecHahn (USA) Corporation, TrizecHahn Developments Inc. and their respective consolidated subsidiaries. The combined entities and their subsidiaries are under the common control of TrizecHahn Corporation and have been presented utilizing the historical cost basis of TrizecHahn Corporation.




                                                        Nine Months Ended
                                                          September 30,          Years Ended December 31,
                                                     ---------------------------------------------------------
                                                         2001       2000        2000       1999        1998
                                                     ----------- ---------- ----------- ---------- -----------
                                                          (unaudited)
                                                     ----------------------
                                                                          (in millions)
Operating Data:
Revenues:
  Rental, parking and other......................    $   667.4   $  649.1   $  870.5    $  801.7   $  524.0
                                                     ----------- ---------- ----------- ---------- -----------
  Total revenues.................................        678.9      655.0      879.0       808.8      536.6
                                                     ----------- ---------- ----------- ---------- -----------
Expenses:
  Operating and property taxes...................       (275.0)    (259.6)    (355.6)     (333.9)    (222.1)
  General and administrative.....................        (16.8)     (13.6)     (18.4)      (16.7)      (9.0)
  Interest.......................................       (116.1)    (204.3)    (265.7)     (235.0)    (160.9)
  Depreciation and amortization..................       (120.7)    (116.5)    (154.1)     (133.4)     (70.6)
  Reorganization costs...........................        (13.9)       -         (6.7)       (5.0)       -
  Loss from securities investments and derivatives        (4.6)       -          -           -          -
                                                     ----------- ---------- ----------- ---------- -----------
  Total expenses.................................       (547.1)    (594.0)    (800.5)     (724.0)    (462.6)
                                                     ----------- ---------- ----------- ---------- -----------


Income before allocation to minority interest,
  income from unconsolidated real estate joint
  ventures, real estate gain (loss), income taxes,
  extraordinary item and effect of
  change in accounting principle.................        131.8       61.0       78.5        84.8       74.0
Minority interest................................         (0.3)       0.1        0.6         1.5        1.1
Income from unconsolidated real estate joint              14.3       15.2       19.4        16.2       40.6
  ventures.......................................
Real estate gain (loss)..........................        (65.4)      20.8       33.2       (41.4)     535.0
(Provision for) benefit from income taxes........         (7.7)     (42.5)     252.8       (22.8)    (248.4)
Effect of change in accounting principle and
  extraordinary item.............................        (22.6)       -         (1.5)        -          -
                                                     ----------- ---------- ----------- ---------- -----------
Net income.......................................    $    50.1   $  54.6    $  383.0    $  38.3    $ 402.3
                                                     =========== ========== =========== ========== ===========




                                                                                              Years
                                                                    Nine Months,       Ended December 31,
                                                                  Ended Sept. 30,   ---------------------------
                                                                        2001            2000          1999
                                                                  ----------------- ------------- -------------
                                                                    (unaudited)
                                                                  -----------------
                                                                                 (in millions)

Combined Consolidated Balance Sheet Data (at end of period):

Real estate, net of accumulated depreciation.................       $   5,088.4       $ 4,578.8    $4,734.4
Cash and cash equivalents....................................             408.2            70.2         80.4
Investment in unconsolidated real estate joint ventures......             322.5           384.0        342.0
Total assets.................................................           6,325.2         5,564.0      5,541.3
Mortgage debt and other loans................................           3,003.4         2,326.9      2,587.2
Total liabilities............................................           3,660.2         2,917.2      4,011.4
Owner's equity...............................................           2,665.0         2,646.8      1,529.9

Cash Flow Information:

Cash provided by operating activities........................       $     378.1       $     113.1   $     490.7
                                                                  ================= ============= =============
Cash provided by (used for) investing activities.............       $    (439.0)      $     (52.7)  $    (873.2)
                                                                  ================= ============= =============
Cash provided by (used for) financing activities.............       $     399.0       $     (70.6)  $     384.3
                                                                  ================= ============= =============

Other Data:

Number of office properties..................................              76              77           89
Net rentable square feet of office properties (in millions)..              48.9            49.8         52.0
Occupancy of office properties weighted on owned area........              91.5%           94.2%        91.4%

Office property operating income (1) (5).....................       $     377.7       $   508.2     $  463.4
                                                                  ================= ============= =============
Office property operating income including pro rata joint
   venture share (2) (5).....................................       $     416.7       $   558.4     $  513.1
                                                                  ================= ============= =============
Earnings before interest, taxes, depreciation and amortization      $     430.6       $   565.2     $  513.1
   (3)(5)....................................................
                                                                  ================= ============= =============
Funds from operations (4) (5)................................       $     269.2       $   250.3     $  242.1
                                                                  ================= ============= =============


------------------------
(1) Office property operating income is defined as total rental revenue including tenant recoveries and parking, fee and other income less operating expenses and property taxes of our office portfolio. Office property operating income is presented because this data is used by some investors to evaluate the performance of, and to determine the estimated fair market value of our office property portfolio. We consider office property operating income to be an indicative measure of our operating performance due to the significance of our office property portfolio to our overall results, and because this data can be used to evaluate our ability to effectively manage our portfolio. However, this data should not be considered as an alternative to net income, operating profit, cash flows from operations or any other operating or liquidity performance measure prescribed by GAAP. In addition, our definition and calculation of office property operating income may not be comparable to similarly titled measures reported by other companies. General and administrative, interest, taxes, depreciation and amortization expenses, which are not reflected in the presentation of office property operating income, have been, and will be, incurred by us. Investors are cautioned that these excluded items are significant components in understanding and assessing our financial performance.

(2) Office property operating income including pro rata joint venture share is defined as total rental revenue including tenant recoveries and parking, fee and other income less operating expenses and property taxes plus our pro rata share of property operating income from unconsolidated real estate joint ventures of our office portfolio. Office property operating income including our pro rata joint venture share is presented because this data is used by some investors to evaluate the performance of, and to determine the estimated fair market value of our office property portfolio. We consider office property operating income including pro rata joint venture share to be an indicative measure of our operating performance due to the significance of our office property portfolio to our overall results, and because this data can be used to evaluate our ability to effectively manage our portfolio. However, this data should not be considered as an alternative to net income, operating profit, cash flows from operations or any other operating or liquidity performance measure prescribed by GAAP. In addition, our definition and calculation of office property operating income including pro rata joint venture share may not be comparable to similarly titled measures reported by other companies. General and administrative, interest, taxes, depreciation and amortization expenses, which are not reflected in the presentation of office property operating income, have been, and will be incurred by us. Investors are cautioned that these excluded items are significant components in understanding and assessing our financial performance.

(3) Earnings before interest, taxes, depreciation and amortization is defined as net income (loss) excluding interest expense, reorganization costs, loss from securities investments and derivatives, income taxes, depreciation and amortization, minority interest allocation, real estate gain (loss), extraordinary items, effect of change in accounting principle and income from unconsolidated real estate joint ventures plus our share of the earnings before interest, income taxes, depreciation and amortization for the unconsolidated real estate joint ventures. Earnings before interest, taxes, depreciation and amortization is presented because we believe this data is used by some investors to evaluate our ability to meet debt service requirements. We consider earnings before interest, taxes, depreciation and amortization to be an indicative measure of our operating performance due to the significance of our long-lived assets and because this data can be used to measure our ability to service debt, fund capital expenditures and expand our business. However, this data should not be considered as an alternative to net income, operating profit, cash flows from operations or any other operating or liquidity performance measure prescribed by GAAP. In addition, earnings before interest, taxes, depreciation and amortization as calculated by us may not be comparable to similarly titled measures reported by other companies. Interest, taxes and depreciation and amortization, which are not reflected in the presentation of earnings before interest, taxes, depreciation and amortization, have been, and will be, incurred by us. Investors are cautioned that these excluded items are significant components in understanding and assessing our financial performance.


(4) The White Paper on Funds from operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, in March 1995 defines funds from operations as net income
         (loss), computed in accordance with GAAP, excluding gains (or losses) from debt restructuring and sales of properties, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. In November 1999, NAREIT issued a National Policy Bulletin effective January 1, 2000 clarifying the definition of funds from operations to include all operating results, both recurring and non-recurring, except those defined as extraordinary under GAAP. We believe that funds from operations is helpful to investors as a measure of the performance of an equity REIT because, along with cash flows from operating activities, financing activities and investing activities, it provides investors with an indication of our ability to incur and service debt, to make capital expenditures and to fund other cash needs. We compute funds from operations in accordance with standards established by NAREIT, which may not be comparable to funds from operations reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do. Funds from operations does not represent cash generated from operating activities in accordance with GAAP, nor does it represent cash available to pay distributions and should not be considered as an alternative to net income, determined in accordance with GAAP, as an indication of our financial performance or to cash flows from operating activities, determined in accordance with GAAP, as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions. For a reconciliation of net income to funds from operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Funds from Operations" in this information statement.


(5) The following table reconciles net income to funds from operations; earnings before interest, taxes depreciation and amortization; office property operating income including pro rata joint venture share; and, office property operating income.



                                                            Nine Months             Years Ended
                                                               Ended                December 31
                                                             Seot. 30     ------------------------------
                                                               2001            2000            1999
                                                           --------------  --------------  --------------
                                                            (unaudited)
                                                                           (in millions)
Net income.........................................        $       50.1    $      383.0    $       38.3

Add/(deduct):
Minority interest..................................                 0.3            (0.6)           (1.5)
Income from unconsolidated real estate joint
  ventures.........................................               (14.3)          (19.4)          (16.2)
Real estate (gain) loss............................                65.4           (33.2)           41.4
Provision for (benefit from) income taxes..........                 7.7          (252.8)           22.8
Effect of change in accounting principle and
  extraordinary items..............................                22.6             1.5             -
                                                           --------------  --------------  --------------

Income before allocation to minority interest, income from unconsolidated real estate joint ventures, real estate gain(loss), income taxes, extraordinary items and effect of a change
  accounting principle.............................               131.8            78.5            84.8

Add/(deduct):
Income from unconsolidated real estate joint
  ventures.........................................                14.3            19.4            16.2
Depreciation and amortization (real estate
  related) including share of unconsolidated real
  estate joint ventures............................               126.0           161.8           142.3
Current operating taxes............................                (2.9)           (9.4)           (1.2)
                                                           --------------  --------------  --------------

Funds from operations..............................               269.2           250.3           242.1

Add:
Interest expense including share of unconsolidated
  real estate joint ventures.......................               137.6           295.4           262.3
Non real estate related depreciation and
  amortization including share of unconsolidated
  real estate joint ventures.......................                 2.4             3.4             2.5
Reorganization costs...............................                13.9             6.7             5.0
Loss from securities investments and derivatives...                 4.6             -               -
Current operating taxes............................                 2.9             9.4             1.2
                                                           --------------  --------------  --------------

Earnings before interest, taxes, depreciation and
  amortization.....................................               430.6           565.2           513.1

Add/(deduct):
General and administrative expense.................                16.8            18.4            16.7
Interest income including share of unconsolidated
  real estate joint ventures.......................               (13.0)          (12.0)           (9.6)
Retail portfolio property operating income
  including share of unconsolidated real estate
  joint ventures...................................               (17.7)          (13.2)           (7.1)
                                                           --------------  --------------  --------------

Office property operating income including pro
  rata joint venture share.........................               416.7           558.4           513.1

Deduct:
Share of unconsolidated real estate joint
  ventures office property operating
  income...........................................               (39.0)          (50.2)          (49.7)
                                                           --------------  --------------  --------------

Office property operating income...................        $      377.7    $      508.2    $      463.4
                                                           ==============  ==============  ==============




                                  Risk Factors

         You should carefully consider the risks described below. These risks are not the only ones that our company may face. Additional risks not presently known to us or that we currently consider immaterial may also impair our business operations and hinder our ability to make expected distributions to our stockholders.

         This information statement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below or elsewhere in this information statement.

                         Risks Relating to Our Business

Our economic performance and the value of our real estate assets are to the risks incidental to the ownership and operation of real estate properties

         Our economic performance, the value of our real estate assets and, therefore, the value of your investment are subject to the risks normally associated with the ownership and operation of real estate properties, including:

        o   changes in the general and local     o  the attractiveness of our
            economic climate;                       properties to tenants;

        o   the cyclical nature of the real      o  changes in market rental
            estate industry and possible            rates and our ability to
            oversupply of, or reduced demand        rent space on favorable
            for, space in our core markets;         terms;

        o   trends in the retail industry,       o  the bankruptcy or insolvency
            in employment levels and in             of tenants;
            consumer spending patterns;

        o   changes in household disposable      o   the need to periodically
            income;                                  renovate, repair and
                                                     re-lease space and the
                                                     costs thereof;

        o   changes in interest rates and        o   increases in maintenance,
            the availability of financing;           insurance and operating
                                                     costs; and

        o   competition from other               o   civil unrest, acts of
            properties;                              terrorism, earthquakes and
                                                     other natural disasters or
                                                     acts of God that may
                                                     result in uninsured
                                                     losses.

         In addition, applicable federal, state and local regulations, zoning and tax laws and potential liability under environmental and other laws may affect real estate values. Real estate investments are relatively illiquid and, therefore, our ability to vary our portfolio quickly in response to changes in economic or other conditions is limited. Further, we must make significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, throughout the period that we own real property regardless of whether the property is producing any income. The risks associated with real estate investments may adversely affect our operating results and financial position, and therefore the funds available for distribution to you as dividends.

Our inability to enter into renewal or new leases on favorable terms for all or a substantial portion of space that is subject to expiring would adversely affect our cash flows and operating results


         Scheduled lease expirations in our U.S. office portfolio over the next four fiscal years average approximately 12% annually, based on occupied space at September 30, 2001. When leases for our properties expire, we may be unable to promptly renew leases with existing tenants or lease the properties to new tenants. In addition, even if we were able to enter into renewal or new leases in a timely manner, the terms of those leases may be less favorable to us than the terms of expiring leases because:


        o the rental rates of the renewal or new leases may be significantly lower than those of the expiring leases; or

        o tenant installation costs, including the cost of required renovations or concessions to tenants, may be significant.

         We expect significant lease expirations in 2002 among our office properties in Atlanta and Houston and in the Washington, D.C. area. In order to enter into renewal or new leases for large blocks of space in these markets, we may incur higher tenant installation costs. If we are unable to enter into renewal or new leases on favorable terms for all or a substantial portion of space that is subject to expiring leases, our cash flows and operating results would suffer.


If a significant number of our tenants defaulted or sought protection, our cash flows and operating results would suffer

         A tenant may experience a downturn in its business, which could cause the loss of that tenant or weaken its financial condition and result in the tenant's inability to make rental payments when due. In addition, a tenant of any of our properties may seek the protection of bankruptcy, insolvency or similar laws, which could result in the rejection and termination of such tenant's lease and cause a reduction in our cash flow. Although we have not experienced material losses from tenant bankruptcies, we cannot assure you that tenants will not file for bankruptcy or similar protection in the future.

         We cannot evict a tenant solely because of its bankruptcy. A court, however, may authorize a tenant to reject and terminate its lease with us. In such a case, our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. In any event, it is unlikely that a bankrupt tenant will pay in full amounts it owes us under a lease. The loss of rental payments from tenants would adversely affect our cash flows and operating results.

Our business is substantially dependent on the economic climates of seven core markets


         Our real estate portfolio consists mainly of office properties in seven core markets: Atlanta, Chicago, Dallas and Houston and the Los Angeles, New York and Washington, D.C. areas. As a result, our business is substantially dependent on the economies of these markets. Although we believe that our real estate portfolio is significantly diversified, a material downturn in demand for office space in any one of our core markets could have a material impact on our ability to lease the office space in our portfolio and may adversely impact our cash flows and operating results.


Our competitors may adversely affect our ability to lease our properties, which may cause our cash flows and operating results to suffer

         We face significant competition from developers, managers and owners of office, retail and mixed-use properties in seeking tenants for our properties. Substantially all of our properties face competition from similar properties in the same markets. These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to make space available at lower prices than the space in our properties. Competition for tenants could have a material adverse effect on our ability to lease our properties and on the rents that we may charge or concessions that we must grant. If our competitors adversely impact our ability to lease our properties, our cash flows and operating results may suffer.

We may be unable to complete the sale of our non-core retail/entertainment properties on a timely basis or on acceptable terms


         We are currently completing the stabilization of three retail/entertainment centers. We plan to hold all three of these projects until their operations are stabilized in order to realize maximum value upon disposition. A number of factors, however, may impair our ability to sell these properties on a timely basis or on acceptable terms, including:


        o physical characteristics, mixes of tenants and uses, required operating resources and expertise and "anchor" tenants or other attributes that might not be considered typical for a shopping complex;

        o  the relatively large size and value of the assets;

        o  their relatively short operating histories;

        o the requirements of, and dependence of the relevant project on, contractual and working relationships with key tenants, operators, government authorities and other third parties;

        o the limited number of parties with the strategic interest and financial capability to be potential buyers of these properties; and

        o competition for tenants or customers from other projects or destinations.


         One of these projects is Hollywood & Highland, a retail, entertainment and hotel complex in Los Angeles, California that opened in late 2001. Additional factors specific to that property that may adversely affect our ability to sell it include:


        o the extent to which its revenues are derived from sources other than traditional leases of retail space; and

        o risks normally associated with hotel properties, including fluctuating and seasonal demands of business travelers and tourism, and economic conditions that may affect the demand for travel in general.

         Another property, Desert Passage in Las Vegas, Nevada, adjoins the Aladdin Hotel and Casino. The owners of the Aladdin filed for Chapter 11 reorganization in September 2001, which could adversely affect our ability to sell Desert Passage by:

        o impairing the public perception and interest of potential shoppers, tenants and purchasers in Desert Passage as a result of the perceived association with the Aladdin;

        o limiting or delaying our collection or enforcement of amounts or obligations owed to us by the Aladdin; and

        o complicating or delaying the removal of liens potentially affecting Desert Passage.


         These factors may also have a negative effect on the property operating income of Desert Passage while we hold it for disposition, which could adversely affect our operating results.

The September 2001 terrorist attacks may adversely affect the property operating income from our properties, as well as our ability to sell properties that we are holding for disposition on a timely basis or on acceptable terms

         The September 2001 terrorist attacks in New York and Washington, D.C. and related circumstances may adversely affect the U.S. economy and, in particular, the economies of the U.S. cities that comprise our core markets. This could have a material adverse impact on our ability to lease the office space in our portfolio. As a result, the property operating income from our office properties, and therefore our operating results, may suffer.

         The September 2001 terrorist attacks also may adversely affect revenues from our retail/entertainment properties, particularly Hollywood & Highland and Desert Passage, which depend on tourism for a significant portion of their visitors. The potential adverse effects on Hollywood & Highland and Desert Passage of the September 2001 terrorist attacks include:


        o reducing tourist or convention visitors or spending levels in Los Angeles and Las Vegas, particularly visitors arriving by air, a source of business upon which Las Vegas is particularly dependent;

        o reducing the number of guests at the hotel portion of Hollywood & Highland;

        o reducing the number of hotel guests and casino patrons at the Aladdin Hotel and Casino and, therefore, visitors to Desert Passage; and

        o in the case of Desert Passage, potential negative reaction to the theming of the project.

         These and other factors may have a negative effect on the net operating income of our retail/entertainment properties while we hold them for disposition, which could adversely affect our operating results. In addition, the September 2001 terrorist attacks may reduce the number, financial capabilities or strategic interest of potential buyers of these properties. Until the full impact of the September 2001 terrorist attacks is known, we may be unable to sell our retail/entertainment properties on a timely basis or on acceptable terms.


         In addition, as a consequence of the September 2001 terrorist attacks, we have increased the level of security at our properties. We may not be able to pass on all of the increased security costs to our tenants. As a result, the property operating income from our properties, and therefore our operating results, may suffer.


Our financial covenants could adversely affect our financial condition and results of operations


         The financings secured by our properties contain customary covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property or to discontinue insurance coverage. In addition, our senior unsecured revolving credit facility contains certain customary restrictions, requirements and other limitations on our ability to incur indebtedness, including debt ratios that we will be required to maintain.

         We expect to rely on borrowings under our credit facility for working capital and to finance acquisitions and development activities. Our ability to borrow under our credit facility is subject to compliance with our financial and other covenants. If we are unable to borrow under our credit facility, or to refinance existing indebtedness, our financial condition and results of operations would likely be adversely impacted. If we breach covenants in a debt agreement, the lender can declare a default and require us to repay the debt immediately and, if the debt is secured, can immediately take possession of the property securing the loan. In addition, some of our financings are cross-defaulted to our other indebtedness, which cross-default would give the lenders under those financings the right also to declare a default and require immediate repayment.


Our degree of leverage may adversely affect our business and the market price of our common stock


         At September 30, 2001, our leverage, which we define as the ratio of our mortgage debt and other loans less cash and cash equivalents to the sum of net debt and the book value of owner's equity, was approximately 49.3%. Furthermore, our leverage likely will increase in the future upon our anticipated acquisition of the Sears Tower in 2003. For additional information about our interest in the Sears Tower, see "Business - Our Property Portfolio - Investment in Sears Tower" in this information statement.


         Our degree of leverage could adversely affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, developments or other general corporate purposes. Our degree of leverage could also make us more vulnerable to a downturn in our business or the economy generally. We have entered into certain financial agreements that contain financial and operating covenants limiting our ability under certain circumstances to incur additional secured and unsecured indebtedness. There is also a risk that a significant increase in the ratio of our indebtedness to the measures of asset value used by financial analysts may have an adverse effect on the market price of our common stock.


Because we must distribute a substantial portion of our net income to qualify as a REIT, we may be dependent on third-party sources of capital to fund our future capital needs

         To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding capital gains. Because of this distribution requirement, it is not likely that we will be able to fund all of our future capital needs, including capital for property acquisitions and developments, from our net income. Therefore, we may have to rely on third-party sources of capital, which may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of things, including the market's perception of our growth potential and our current and potential future earnings. Moreover, additional debt financings may substantially increase our leverage.

We face risks associated with the use of debt to finance our business, including refinancing risk

         We incur debt in the ordinary course of our business. We expect that we will repay prior to maturity only a small portion of the principal of our debt. We therefore plan to meet our maturing debt obligations partly with existing cash and available credit, cash flows from operations and sales of non-core assets, but primarily through the refinancing of maturing debt obligations with other debt. We are subject to risks normally associated with debt financing, and our ability to refinance our debt will depend on:

        o  our financial position;

        o  the value of our properties;

        o  liquidity in the debt markets;

        o the availability on commercially acceptable terms of insurance coverage required by lenders;

        o  general economic and real estate market conditions; and

        o financial, competitive, business and other factors, including factors beyond our control.

         We cannot assure you that any refinancing of debt with other debt will be possible on terms that are favorable or acceptable to us. If we cannot refinance, extend or pay principal payments due at maturity with the proceeds of other capital transactions, such as new equity capital, our cash flows will not be sufficient in all years to repay all maturing debt.

Restrictions in loan agreements may limit the distributions we receive from our operating subsidiaries and the amounts available for distributions to you as dividends on our common stock


         We conduct our operations through operating subsidiaries. We and some of our subsidiaries, including subsidiaries that carry on a substantial part of our overall business, are parties to loan agreements containing provisions that require the maintenance of financial ratios and impose limitations on additional indebtedness and distributions in respect of capital stock. These provisions may limit the amount and flexibility of our current and future financings, the receipt of cash distributions from some of our subsidiaries and, therefore, the amounts that will be available for distributions to you as dividends on our common stock. In addition, to qualify as a REIT we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding capital gains. The provisions in loan agreements discussed above may impair our ability to make the requisite distributions to our stockholders and may force us to borrow funds on a short-term basis to meet the distribution requirements. We cannot assure you that we will be able to borrow funds on terms that are favorable to us.

If we are unable to manage our interest rate risk effectively, our cash flows and operating results may suffer

         As at September 30, 2001 we had approximately $844.5 million of debt outstanding that is subject to variable interest rates, and we may incur additional debt that bears interest at variable rates. Accordingly, if interest rates increase, our debt costs will also increase. To manage our interest rate risk, we enter into interest rate protection agreements consisting of swap contracts and cap contracts. Despite our hedging activities, we cannot assure you that we will be able to manage our interest rate risk effectively or that our variable rate exposure will not have a material adverse effect on our cash flows and operating results.


Environmental problems at our properties are possible, may be costly and may adversely affect our operating results or financial condition

         We are subject to various federal, state and local laws and regulations relating to environmental matters. Under these laws, we are exposed to liability primarily as an owner or operator of real property and, as such, we may be responsible for the cleanup or other remediation of contaminated property. Contamination for which we may be liable could include historic contamination, spills of hazardous materials in the course of our tenants' regular business operations and spills or releases of hydraulic or other toxic oils. An owner or operator can be liable for contamination or hazardous or toxic substances in some circumstances whether or not the owner or operator knew of, or was responsible for, the presence of such contamination or hazardous or toxic substances. In addition, the presence of contamination or hazardous or toxic substances on property, or the failure to properly clean up or remediate such contamination or hazardous or toxic substances when present, may materially and adversely affect our ability to sell or rent such contaminated property or to borrow using such property as collateral.

         Asbestos-containing material, or ACM, is present in some of our properties. Environmental laws govern the presence, maintenance and removal of asbestos. We believe that we manage ACM in accordance with applicable laws. We plan to continue managing ACM as appropriate and in accordance with applicable laws and believe that the cost to do so will not be material.

         Environmental laws and regulations can change rapidly, and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have a material adverse effect on our operating results or financial condition. We believe that our exposure to environmental liabilities under currently applicable laws is not material. We cannot assure you, however, that we currently know of all circumstances that may give rise to such exposure.

If we were required to accelerate our efforts to comply with the Americans with Disabilities Act, our cash flows and operating results could suffer

         All of our properties must comply with the Americans with Disabilities Act, or the ADA. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities," but generally requires that buildings be made accessible to people with disabilities. Compliance with ADA requirements could require us to remove access barriers, and non-compliance could result in the imposition of fines by the U.S. government or an award of damages to private litigants. We believe that the costs of compliance with the ADA will not have a material adverse effect on our cash flows or operating results. However, if we must make changes to our properties on a more accelerated basis than we anticipate, our cash flows and operating results could suffer.

Additional regulations applicable to our properties may require us to make substantial expenditures to ensure compliance, which could adversely affect our cash flows and operating results

         Our properties are, and properties that we may acquire in the future will be, subject to various federal, state and local regulatory requirements such as local building codes and other similar regulations. If we fail to comply with these requirements, governmental authorities may impose fines on us or private litigants may be awarded damages against us.

         We believe that our properties are currently in substantial compliance with all applicable regulatory requirements. New regulations or changes in existing regulations applicable to our properties, however, may require us to make substantial expenditures to ensure regulatory compliance, which would adversely affect our cash flows and operating results.

Our insurance may not cover some potential losses

         We carry comprehensive general liability, fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. Some types of risks, generally of a catastrophic nature such as from war or environmental contamination, however, are either uninsurable or not economically insurable.


         Our properties are currently insured against acts of terrorism, subject to policy limits and deductibles and subject to exceptions for terrorist acts that constitute acts of war. Although we expect that the cost of insurance covering terrorist acts will increase significantly in light of the September 2001 terrorist attacks in New York and Washington, D.C., we believe that we will be able to maintain insurance coverage for terrorist acts with our current insurers until at least December 2002 and that we will be able to pass a substantial portion of any increased costs on to tenants through increased rents. We cannot assure you, however, that insurance coverage for acts of terrorism will continue to be available on commercially acceptable terms or that we will be able to pass on a significant portion of any cost increases. In addition, we cannot assure you that our insurers will be able to maintain reinsurance sufficient to cover any losses that may be incurred as a result of terrorist acts.

         We currently have insurance for earthquake risks, subject to certain policy limits and deductibles, and will continue to carry such insurance if it is economical to do so. We cannot assure you that earthquakes may not seriously damage our properties, several of which are located in California, historically an earthquake-prone area, and that the recoverable amount of insurance proceeds will be sufficient to fully cover reconstruction costs and losses suffered. Should an uninsured or underinsured loss occur, we could lose our investment in, and anticipated income and cash flows from, one or more of our properties, but we would continue to be obligated to repay any recourse mortgage indebtedness on such properties.

         Additionally, although we generally obtain owner's title insurance policies with respect to our properties, the amount of coverage under such policies may be less than the full value of such properties. If a loss occurs resulting from a title defect with respect to a property where there is no title insurance or the loss is in excess of insured limits, we could lose all or part of our investment in, and anticipated income and cash flows from, that property.

We do not have sole control over the properties that we hold with co-venturers or partners or over the revenues and certain decisions associated with those properties

         We participate in nine office joint ventures or partnerships. The office properties that we own through joint ventures or partnerships total approximately 7.6 million square feet, with our ownership interest totaling 3.6 million square feet. We also own a hotel in a joint venture. A joint venture or partnership involves risks, including the risk that a co-venturer or partner:

        o may have economic or business interests or goals that are inconsistent with our economic or business interests or goals;

        o may take actions contrary to our instructions or requests, or contrary to our policies or objectives with respect to our real estate investments; and

        o may have to give its consent with respect to certain major decisions, including the decision to distribute cash, refinance a property or sell a property.

         We do not have sole control of certain major decisions relating to the properties in which we have less than a 100% interest, including decisions relating to:

        o  the sale of the properties;

        o  refinancing;

        o timing and amount of distributions of cash from such properties to us;

        o  capital improvements; and

        o  calling for capital contributions.

         In some instances, although we are the property manager for a joint venture, the other joint venturer retains approval rights over specific leases or our leasing plan. In addition, the sale or transfer of interests in some of our joint ventures and partnerships is subject to rights of first refusal or first offer and some joint venture and partnership agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want to sell but may be forced to do so because we may not have the financial resources at that time to purchase the other party's interest. Such rights may also inhibit our ability to sell our interest in a property or a joint venture or partnership within our desired time frame or on any other desired basis.

Our historical financial information may not be representative of our financial position, operating results and cash flows as a separate company

         Our combined consolidated financial statements have been carved out from the consolidated financial statements of TrizecHahn Corporation using the historical operating results and historical bases of the assets and liabilities of the businesses that we comprise. Accordingly, the historical financial information that we have included in this information statement does not necessarily reflect what our financial position, operating results and cash flows would have been had we been a separate, stand-alone public entity during the periods presented.

         TrizecHahn Corporation did account for us, and we operated, as separate, stand-alone entities for the periods presented. Our costs and expenses include payments made to TrizecHahn Corporation for direct reimbursement of third-party purchased services and a portion of salaries, for certain employees, for direct services rendered. We consider these charges to be reasonable reflections of the use of services provided to us or the benefit that we received.

         Our historical financial information is not necessarily indicative of what our operating results, financial position and cash flows will be in the future. We have not made adjustments to our historical financial information to reflect changes that will occur in our cost structure as a result of the corporate reorganization, including increased costs associated with being a publicly traded, stand-alone company. These incremental costs will include, but are not limited to, additional senior management compensation expense, to supplement the existing management team, and internal and external public company corporate compliance costs.

Our failure to qualify as a REIT would decrease the funds available for distribution to our stockholders and adversely affect the market price of our common stock

         Determination of REIT status is highly technical and complex. Even a technical or inadvertent mistake could endanger our REIT status. The determination that we qualify as a REIT requires an analysis of various factual matters and circumstances that may not be within our control. For example, the Internal Revenue Service, or IRS, could change tax laws and regulations or the courts may issue new rulings that make it impossible for us to maintain REIT status. We do not believe that any pending or proposed law changes could change our REIT status.

         If we fail to qualify for taxation as a REIT in any taxable year:

        o we will be subject to tax on our taxable income at regular corporate rates;

        o we will not be able to deduct, and will not be required to make, distributions to stockholders in any year in which we fail to qualify as a REIT; and

        o unless we are entitled to relief under specific statutory provisions, we will be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification.

The consequences of failing to qualify as a REIT would adversely affect the market price of our common stock.

         Shearman & Sterling, our special counsel, has given us an opinion to the effect that we are organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code of 1986, as amended, and that our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT. See "Certain United States Federal Income Tax Considerations - Taxation of our Company as a REIT" in this information statement. Our special counsel's opinion is based on assumptions and factual representations made by us regarding our ability to meet the requirements for qualification as a REIT and is not binding on the IRS or any court. Moreover, our special counsel does not review or monitor our compliance with the requirements for REIT qualification on an ongoing basis. We cannot guarantee that we will be qualified and taxed as a REIT because our qualification and taxation as a REIT will depend upon our ability to meet the requirements imposed under the Internal Revenue Code of 1986, as amended, on an ongoing basis.

In order to maintain our status as a REIT, we may be forced to borrow funds during unfavorable market conditions

         To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding capital gains. This requirement limits our ability to accumulate capital. We may not have sufficient cash or other liquid assets to meet REIT distribution requirements. As a result, we may need to incur debt to fund required distributions when prevailing market conditions are not favorable. Difficulties in meeting distribution requirements may arise as a result of:

        o differences in timing between when we must recognize income for U.S. federal income tax purposes and when we actually receive income;

        o  the effect of non-deductible capital expenditures;

        o  the creation of reserves; or

        o  required debt or amortization payments.

         If we are unable to borrow funds on favorable terms, our ability to make distributions to our stockholders and our ability to qualify as a REIT may suffer.

                      Risks Relating to Our Capital Stock

Our common stock has not traded publicly, and the market price of our common stock and exchange certificates may decline

         Prior to the corporate reorganization, there has not been a public market for our common stock. We cannot assure you that the market price of our common stock will remain at or above its initial market price. In addition, each of our exchange certificates will represent one share of underlying common stock. The value of our exchange certificates therefore will depend on the market price of our common stock. If the market price of our common stock declines, you may lose all or part of your investment in our common stock or exchange certificates.

An ownership limitation in our certificate of incorporation may adversely affect the market price of our common stock

         Our certificate of incorporation will contain an ownership limitation that is designed to enable us to qualify as a "domestically-controlled REIT" within the meaning of Section 897(h)(4)(B) of the Internal Revenue Code of 1986, as amended. This limitation will restrict any person that is not a qualifying U.S. person from beneficially owning our capital stock if that person's holdings, when aggregated with shares of our capital stock beneficially owned by all other persons that are not qualifying U.S. persons, would exceed 45% by value of our issued and outstanding capital stock. For a more detailed description of this ownership limitation, see "Description of Capital Stock - Restrictions on Ownership of Our Capital Stock" in this information statement.

         As a result of our enforcement of this ownership limitation, persons other than qualifying U.S. persons will be effectively excluded from the market for our common stock. The inability of holders of our common stock to sell their shares to persons other than qualifying U.S. persons, or the perception of this inability, may adversely affect the market price of our common stock.

Higher market interest rates may adversely affect the market price of our common stock

         One of the factors that investors may consider important in deciding whether to buy or sell shares of a real estate investment trust is the dividend with respect to such real estate investment trust's shares as a percentage of the price of those shares, relative to market interest rates. If market interest rates go up, prospective purchasers of shares of our common stock may require a higher yield on our common stock. Higher market interest rates would not, however, result in more funds for us to distribute and, to the contrary, would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common stock to go down.

If a large number of exchange certificates are delivered in the corporate reorganization, the market price of our common stock may be adversely affected over the short term

         In connection with the corporate reorganization, TrizecHahn Corporation shareholders who do not certify that they are qualifying U.S. persons may receive exchange certificates representing underlying shares of our common stock, which a custodian will hold on their behalf. During the three-month period after the exchange certificates are first delivered, they will be exchangeable for underlying shares of common stock on a one-for-one basis on the condition that the exchange certificate holder provides us with certification that it is a qualifying U.S.

person. The exchange certificates will be freely transferable. Any exchange certificates that remain unexchanged at the end of the three-month exchange period will expire, and the custodian will sell the underlying shares of common stock to qualifying U.S. persons on behalf of the exchange certificate holders.

         If a large number of exchange certificates are delivered in the corporate reorganization to initial holders that cannot certify qualifying U.S. person status, there may be significant sales of exchange certificates during the three-month exchange period, which may adversely affect the market price of our common stock over this period. Should a large number of exchange certificates remain unexchanged at the end of the three-month exchange period, the custodian will be required to sell a large number of underlying shares of our common stock in a short time period, which may also adversely affect the market price of our common stock.

As long as P.M. Capital Inc., a corporation controlled by Peter Munk, maintains its ownership interest in Canco, Peter Munk will control the election of members of our board of directors until January 1, 2008 and may exercise his voting power in a manner adverse to you

         Peter Munk, the Chairman of TrizecHahn Corporation, controls P.M. Capital Inc. After the completion of the corporate reorganization, P.M. Capital, through its ownership of Canco's multiple voting shares, will have a majority of the votes in elections of Canco's board of directors and on other matters to be voted on by Canco shareholders. Canco, through its indirect ownership of our common stock and special voting stock, will have a majority of the votes in elections of our board of directors until January 1, 2008, provided that Canco or its subsidiaries hold our special voting stock until such time. Peter Munk's effective control of Canco will therefore enable him to elect our entire board of directors and to exercise a controlling influence over our business and affairs. Although a nominating committee composed of independent members of our board of directors will nominate candidates for election to our board, Peter Munk may exercise his control over us to elect alternative candidates or to replace our board of directors at any time. Peter Munk may exercise his controlling influence over our business and affairs in a manner that is adverse to you.

The sale or availability for sale of approximately 60 million shares of our common stock expected to be owned indirectly by Canco upon the completion of the corporate reorganization or shares of our common stock that may be issued thereafter could adversely affect the market price of our common stock and exchange certificates

         On completion of the corporate reorganization, we anticipate that approximately 150 million shares of our common stock will be outstanding. Of those shares, approximately 60% will be held by qualifying U.S. persons, and the remaining approximately 40% will be held by Canco indirectly through a wholly owned Hungarian subsidiary. Dispositions of this 40% of our common stock may occur in the following circumstances:

        o Canco shareholders will have the right to redeem their shares from time to time, and Canco will have the option of satisfying these redemptions with shares of our common stock held by the Hungarian subsidiary.


        o The Hungarian subsidiary will pledge as collateral for a secured credit facility all shares of our common stock that it holds, and in the event of a default the pledgee under that facility may realize on the pledge and sell the shares.


        o Canco may cause the Hungarian subsidiary to dispose of some or all of the shares of our common stock held by the Hungarian subsidiary at any time for any reason.

         To permit market sales of our common stock in the circumstances described above, including by subsequent holders, we intend to register all such common stock under the Securities Act of 1933, as amended.

         After completion of the corporate reorganization, we may issue additional shares of our common stock:


        o  upon exercises of our stock options and warrants; and


        o upon conversions of our Class F convertible stock; for additional information on the conversion of our Class F convertible stock, see " - The issuance of additional shares of our common stock pursuant to the terms of our Class F convertible stock may dilute your interest in our company and adversely affect the market price of our common stock" below.

We expect to register all of these shares of our common stock under the Securities Act of 1933.


         We cannot predict what effect, if any, market sales of shares of our common stock held indirectly by Canco or issued upon exercises of our stock options or warrants or upon conversions of our Class F convertible stock would have on the market price of our common stock and exchange certificates. We are also unable to predict what effect, if any, the availability of any of these shares for future sale may have on the market price of our common stock and exchange certificates. Future sales of substantial amounts of our common stock, or the perception that these sales could occur, may adversely affect the market price of our common stock and exchange certificates.


Limits on changes of control may discourage takeover attempts that may be beneficial to holders of our common stock

         Provisions of our certificate of incorporation and bylaws, as well as provisions of the Internal Revenue Code of 1986, as amended, and Delaware corporate law, may:

        o delay or prevent a change of control over us or a tender offer for our common stock, even if those actions might be beneficial to holders of our common stock; and

        o limit our stockholders' opportunity to receive a potential premium for their shares of common stock over then-prevailing market prices.

         For example, primarily to facilitate the maintenance of our qualification as a REIT, our certificate of incorporation generally prohibits ownership, directly or indirectly, by any single stockholder of more than 9.9% of the value of outstanding shares of our capital stock. Our board of directors may modify or waive the application of this ownership limit with respect to one or more persons if it receives a ruling from the Internal Revenue Service or an opinion of counsel concluding that ownership in excess of this limit will not jeopardize our status as a REIT. The ownership limit, however, may nevertheless have the effect of inhibiting or impeding a change of control over us or a tender offer for our common stock.

An anticipated increase in non-Canadian taxes applicable to dividends that we pay to a Hungarian subsidiary of Canco may decrease the amount of funds we have available for distribution as dividends on our common stock


         On completion of the corporate reorganization, Canco will own approximately 40% of our common stock indirectly through a wholly owned Hungarian subsidiary that is currently an indirect, wholly owned subsidiary of TrizecHahn Corporation. The Hungarian subsidiary and its shareholders will be subject to non-Canadian taxes, principally U.S. and Hungarian cross-border withholding taxes, in respect of dividends paid by us and by the Hungarian subsidiary.

         The Hungarian subsidiary currently holds and, on completion of the corporate reorganization, will hold all of our special voting stock. As the holder of this stock, the Hungarian subsidiary is entitled to dividends from us that, when aggregated with dividends received by the Hungarian subsidiary on our common stock and after deducting related non-Canadian taxes, will equal the dividends received by our U.S. stockholders on our common stock on a per share basis. Dividends on our special voting stock will be payable only in connection with common stock dividends paid within 66 months after the effective date of the corporate reorganization. For more information regarding this dividend right, see "Description of Capital Stock - Special Voting Stock" in this information statement.

         The U.S.-Hungary income tax treaty generally provides for a reduced rate of U.S. cross-border withholding taxes applicable to dividends paid by us to the Hungarian subsidiary. The income tax treaty is currently being renegotiated. We expect that as a result of the renegotiation, the effective rate of non-Canadian taxes required to be paid on the aforementioned common stock and special voting stock dividends will increase from approximately 10% to approximately 30%. We do not presently know how long the renegotiation process will take. If, however, an increased tax rate took effect at any time prior to the expiration of the dividend right on our special voting stock, any dividends paid on our special voting stock would increase, thereby decreasing the amount of funds available for distribution as dividends on our common stock.

The issuance of additional shares of our common stock pursuant to the terms of our Class F convertible stock may dilute your interest in our company and adversely affect the market price of our common stock


         In general, a foreign corporation disposing of a U.S. real property interest, including shares of U.S. corporations whose principal assets are U.S. real estate, is subject to a tax, known as FIRPTA tax, equal to 35% of the gain recognized on the disposition of that property interest. If, however, the interest being disposed of is an interest in a REIT that qualifies as a "domestically-controlled REIT" within the meaning of Section 897(h)(4)(B) of the Internal Revenue Code of 1986, as amended, no FIRPTA tax is payable. Whether we will qualify as a "domestically-controlled REIT" on any date will depend on our ability to demonstrate that less than 50% of our capital stock, by value, has been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on that date.


         If TrizecHahn Corporation, Canco or their subsidiaries incur FIRPTA tax and any related costs, interest and penalties in connection with:

        o  the corporate reorganization, or

        o specified future transactions or events that allow for the conversion of our Class F convertible stock into common stock, including:

           o dispositions of our common stock in connection with major corporate transactions or events, such as mergers, requiring the approval of a specified portion of our common stockholders or the tendering of a specified portion of our common stock to effect those transactions or events, and

           o transactions or events after the end of the five-year period required for our qualification as a "domestically-controlled REIT," as described under "Description of Capital Stock - Class F Convertible Stock" in this information statement, our Class F convertible stock will be convertible into shares of our common stock in the manner prescribed by our certificate of incorporation. The indirect, wholly owned Hungarian subsidiary of TrizecHahn Corporation that, after the corporate reorganization, will be an indirect, wholly owned subsidiary of Canco holds all of our Class F convertible stock. For more information about the conversion of our Class F convertible stock, see "Description of Capital Stock - Class F Convertible Stock" in this information statement.

         We believe that none of TrizecHahn Corporation, Canco or their subsidiaries should incur a material amount of FIRPTA tax in connection with any of the transfers made as part of the corporate reorganization. We cannot assure you, however, that no material amount of FIRPTA tax would be payable.


         We are not currently planning to undertake any transactions or events after the corporate reorganization that would allow for the conversion of our Class F convertible stock, including any transactions or events requiring the approval of a specified portion of our common stockholders or the tendering of a specified portion of our common stock to effect those transactions or events. We cannot assure you, however, that any of those transactions or events will not take place during the five-year period required for our qualification as a "domestically-controlled REIT." If any such transactions or events were to take place at such time, Canco or its subsidiaries might incur at least some amount of FIRPTA tax. Furthermore, the existence of our Class F Convertible Stock may have the effect of inhibiting or impeding a change of control over us or a tender offer for our common stock.

         We believe that after the end of the five-year period required for our qualification as a "domestically-controlled REIT," neither Canco nor its subsidiaries should incur a material amount of FIRPTA tax under circumstances that would allow the holder of our Class F convertible stock to exercise its conversion right. Based on all of the facts and circumstances, we believe that 63 months after the effective date of the corporate reorganization we will be able to demonstrate that during the relevant time period less than 50% of our capital stock, by value, was owned directly or indirectly by persons who were not qualifying U.S. persons and that, as a result, we will then qualify as a "domestically-controlled REIT."

         Our certificate of incorporation and corporate policies are designed to enable us to qualify as a "domestically-controlled REIT" as planned. The ownership restrictions relating to non-U.S. persons in our certificate of incorporation will prohibit ownership by persons if such ownership would cause us to violate the requirements for being a "domestically-controlled REIT." We believe these provisions will be effective, although certainty in this regard is not possible. Legislative developments during the relevant five-year qualification period could also affect our ability to qualify as a "domestically-controlled REIT." Therefore, we cannot assure you that we will become a "domestically-controlled REIT" 63 months after the effective date of the corporate reorganization.

         If any of TrizecHahn Corporation, Canco or their subsidiaries incur FIRPTA tax in connection with the circumstances discussed above, our Class F convertible stock will be convertible into additional shares of our common stock. If we are required to issue additional shares of our common stock pursuant to the terms of our Class F convertible stock, all shares of our common stock, including those held indirectly by Canco, would suffer immediate dilution. In addition, the sale of our common stock by Canco or its subsidiaries to fund the payment of FIRPTA tax in the circumstances discussed above may adversely affect the market price of our common stock.

                           Forward-Looking Statements

         This information statement contains forward-looking statements relating to our business and financial outlook, which are based on our current expectations, estimates, forecasts and projections. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. You should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise.

         A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, the risks described under "Risk Factors" in this information statement.

                     The TrizecHahn Corporate Reorganization

Overview


         We are an indirect, substantially wholly owned subsidiary of TrizecHahn Corporation and in January 2002 expect to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes effective as of January 2001. TrizecHahn Corporation is currently proposing a corporate reorganization. As a result of this reorganization, we expect to become a publicly traded REIT and to own all of the U.S. assets that TrizecHahn Corporation and its subsidiaries currently own. Also pursuant to this reorganization, we expect that TrizecHahn Corporation will become an indirect, wholly owned subsidiary of Canco, a company to be incorporated under the Canada Business Corporations Act.


         TrizecHahn Corporation is pursuing the corporate reorganization to remove the structural impediments that are currently negatively affecting market recognition of the value of the business of our company. Specifically, this reorganization is designed to create a publicly traded REIT while reducing withholding tax liabilities and minimizing any current recognition of potential tax liabilities on unrealized appreciation that are present in TrizecHahn Corporation's current ownership structure. The corporate reorganization is also intended to create economic equivalence between a share of our common stock and a Canco subordinate voting share or multiple voting share.


         At the time of the completion of the corporate reorganization, we expect that former holders of TrizecHahn Corporation subordinate voting shares will own approximately 60% of our common stock, some of which may be represented by exchange certificates, and that Canco will own indirectly through its subsidiaries the remaining approximately 40% of our common stock. In addition to owning shares of our common stock, Canco, indirectly through its subsidiaries, will own all shares of our Class F convertible stock and special voting stock.

         Canco's ownership of our Class F convertible stock and special voting stock is intended to maintain the economic equivalence described above. The Class F convertible stock is convertible into our common stock in certain tax-related circumstances described below so that Canco and its subsidiaries, on the one hand, and our other stockholders, on the other hand, may share ratably certain future taxes that TrizecHahn Corporation, Canco or their subsidiaries may incur. In addition, to address certain non-Canadian tax liabilities of Canco's indirect, wholly owned Hungarian subsidiary and its direct and indirect shareholders, Canco will receive, directly or indirectly, dividends on our special voting stock. These components of our capital structure are not typical of other publicly traded REITs. As a result of this capital structure, conversions of our Class F convertible stock may dilute your interest in our company and dividends on our special voting stock will reduce the funds available for dividends on our common stock.

         Our special voting stock also entitles its holder to votes that, when aggregated with votes of shares of common stock held by Canco or its subsidiaries, represent a majority of the votes in elections of our board of directors. As a result of the special voting right, provided that Canco holds at least 5% of our common stock, Canco and its majority shareholder will have voting control over the election of our directors, even though Canco will not own a majority of our common stock. This special voting right will expire on January 1, 2008.


         TrizecHahn Corporation plans to effect the corporate reorganization pursuant to a plan of arrangement, which we expect will become effective around the end of the first quarter of 2002. The plan of arrangement will require the approval of the Ontario Superior Court of Justice and of TrizecHahn Corporation's shareholders, including:

        o a majority of the votes cast by TrizecHahn Corporation's shareholders that are qualifying U.S. persons, voting as a class on a one vote per share basis;

        o a majority of the votes cast by TrizecHahn Corporation's other shareholders, voting as a class on a one vote per share basis; and


        o a 66 2/3% majority of all votes cast by TrizecHahn Corporation's shareholders, and for the purposes of this vote TrizecHahn Corporation's multiple voting shares, in accordance with their terms, will be entitled to a simple majority of the votes.

         If the plan of arrangement receives the requisite court and shareholder approvals, holders of TrizecHahn Corporation's subordinate voting shares will exchange their shares on a one-for-one basis for one or more of the following securities:

        o  shares of our common stock;

        o exchange certificates representing underlying shares of our common stock; or

        o  Canco subordinate voting shares.

         Generally, holders of TrizecHahn Corporation subordinate voting shares who are qualifying U.S. persons will receive shares of our common stock and all other holders of TrizecHahn Corporation subordinate voting shares will receive Canco subordinate voting shares in exchange for their TrizecHahn Corporation shares. The holder of TrizecHahn Corporation multiple voting shares will exchange them for Canco multiple voting shares in the corporate reorganization.


         Based on our understanding of the current composition of TrizecHahn Corporation's shareholder base, we anticipate that qualifying U.S. persons will hold approximately 55% of outstanding TrizecHahn Corporation shares on the effective date of the corporate reorganization. We anticipate that these shareholders will exchange their TrizecHahn Corporation shares on a one-for-one basis for approximately 55% of our common stock. Additionally, we anticipate that persons who are not qualifying U.S. persons will hold the remaining approximately 45% of outstanding TrizecHahn Corporation shares on the effective date of the corporate reorganization. We expect that these shareholders will exchange pro rata approximately 5% of the outstanding TrizecHahn Corporation shares on a one-for-one basis for exchange certificates representing approximately 5% of our common stock, and that they will exchange their remaining TrizecHahn Corporation shares on a one-for-one basis for Canco subordinate voting shares or multiple voting shares.

         If qualifying U.S. persons hold more than approximately 60% of outstanding TrizecHahn Corporation shares on the effective date of the corporate reorganization, then each of such shareholders likely would receive, in addition to shares of our common stock, some Canco subordinate voting shares. For example, if on the effective date of the corporate reorganization qualifying U.S. persons electing to receive shares of our common stock hold 65% of outstanding TrizecHahn Corporation shares, then such shareholders would exchange pro rata approximately 60% of the TrizecHahn Corporation shares on a one-for-one basis for approximately 60% of our common stock. These shareholders would exchange their remaining TrizecHahn Corporation shares on a one-for-one basis for Canco subordinate voting shares. Furthermore, under these facts, the remaining 35% of outstanding TrizecHahn Corporation shares would be exchanged for Canco subordinate voting shares or multiple voting shares, and no exchange certificates would be delivered in the corporate reorganization.

         Any exchange certificates delivered in the corporate reorganization will be freely transferable. During the three-month period after the exchange certificates are first delivered, they will be exchangeable for our common stock on a one-for-one basis on the condition that the holder provides us with certification that it is a qualifying U.S. person. To the extent exchange certificates are not exchanged within the three-month period, the underlying shares of common stock will be sold to qualifying U.S. persons on behalf of the holders of exchange certificates and the proceeds will be delivered to such holders. For a definition of qualifying U.S. persons, see "Description of Capital Stock - Restrictions on Ownership of our Capital Stock" in this information statement.

         Outstanding options to purchase subordinate voting shares of TrizecHahn Corporation will be cancelled and replaced as part of the corporate reorganization. Under the plan of arrangement, all outstanding stock options of TrizecHahn Corporation will be cancelled in exchange for either (1) options to purchase our common stock, (2) warrants to purchase our common stock or (3) options to purchase Canco subordinate voting shares. Consistent with the one-for-one exchange ratio, the intrinsic value, i.e., the current market value of the shares subject to the option or warrant less the exercise price, of each such option or warrant to purchase shares of our common stock or each option to purchase Canco shares immediately after the effective date of the plan of arrangement will be substantially the same as the intrinsic value, immediately prior to the effective date, of the replaced TrizecHahn Corporation option. For additional information regarding the material terms of our options, see "Management - 2002 TrizecHahn (USA) Corporation Stock Option Plan" in this information statement. Additionally, to preserve the economic equivalence between one share of our common stock and one Canco subordinate voting share, Canco or a wholly owned subsidiary of Canco will receive warrants to purchase one share of our common stock for each Canco option issued in the corporate reorganization.

         Warrants to purchase our shares granted to former TrizecHahn Corporation option holders, as well as to Canco as described above, will have a fixed term that is not contingent on continued service with us or Canco as an employee, officer or director. The warrants will be freely transferable and fully vested and exercisable. For additional information regarding the material terms of our warrants, see "Description of Capital Stock - Warrants" in this information statement.


Class F Convertible Stock


         FIRPTA tax is a U.S. tax generally imposed at a rate of 35% on capital gains realized by foreign corporations who dispose of, among other things, shares of U.S. corporations whose principal assets are U.S. real estate. In order that Canco and its subsidiaries, on the one hand, and our other stockholders, on the other hand, may share ratably the potential FIRPTA tax that TrizecHahn Corporation, Canco or their subsidiaries may incur in connection with the corporate reorganization or limited future transactions or events, we have issued Class F convertible stock to an indirect, wholly owned Hungarian subsidiary of TrizecHahn Corporation that, after the corporate reorganization, will be an indirect, wholly owned subsidiary of Canco.

         The shares of Class F convertible stock are convertible into shares of our common stock having an after-tax value equal to any FIRPTA tax that TrizecHahn Corporation, Canco or their subsidiaries may incur in connection with the corporate reorganization, specified major corporate transactions entered into within 66 months after the effective date of the corporate reorganization and specified transactions or events following the 63rd month after the corporate reorganization, as described under "Description of Capital Stock - Class F Convertible Stock" in this information statement. Based on all of the facts and circumstances, however, we do not expect that TrizecHahn Corporation, Canco or their subsidiaries will incur a material amount of FIRPTA tax in connection with any of the transfers made as part of the corporate reorganization. Furthermore, we are not currently planning to undertake any transactions or events after the corporate reorganization that would allow for the conversion of our Class F convertible stock. Additionally, in most circumstances, a sale of shares of our common stock by Canco or its subsidiaries in the 63-month period following the corporate reorganization will not entitle a holder to convert any shares of Class F convertible stock into shares of our common stock.


         No FIRPTA tax is imposed on transfers and distributions of interests in a "domestically-controlled REIT." In order that we may be in a position to attain "domestically-controlled REIT" status, only TrizecHahn Corporation shareholders who certify that they are qualifying U.S. persons will receive shares of our common stock in the corporate reorganization. In addition, our certificate of incorporation and corporate policies will be designed to enable us to qualify as a U.S. "domestically-controlled REIT." Based on all of the facts and circumstances, we expect to qualify as a "domestically-controlled REIT" 63 months after the effective date of the corporate reorganization. If, however, we fail to qualify as a "domestically-controlled REIT," Canco or its subsidiaries will be liable for FIRPTA tax on subsequent dispositions of our common stock. In such event, the Hungarian subsidiary or any subsequent holder may be entitled to convert its shares of Class F convertible stock into our common stock.

         If the Hungarian subsidiary or any subsequent holder exercises the right to convert any of its shares of the Class F convertible stock into common stock, all shares of our common stock, including those held indirectly by Canco, will be diluted on a pro rata basis and the market price of our common stock may decline. For additional information, see "Risk Factors -The issuance of additional shares of our common stock pursuant to the terms of our Class F convertible stock may dilute your interest in our company and adversely affect the market price of our common stock" and "- The sale or availability for sale of approximately 60 million shares of our common stock expected to be owned indirectly by Canco upon the completion of the corporate reorganization or shares of our common stock that may be issued thereafter could adversely affect the market price of our common stock and exchange certificates" and "Description of Capital Stock - Class F Convertible Stock" in this information statement.

Special Voting Stock

         To maintain our REIT status, we generally will be required to distribute to our stockholders at least 90% of our net taxable income each year, excluding capital gains. Any dividends that we pay to our stockholders who are foreign persons, however, will be subject to cross-border withholding taxes. Currently, all of TrizecHahn

Corporation's shareholders bear the burden of cross-border withholding taxes on dividends that we pay because currently TrizecHahn Corporation indirectly owns all of our company.

         On completion of the corporate reorganization, dividends on the approximately 60% of our common stock held by qualifying U.S. persons will no longer be subject to the above-described cross-border withholding taxes. However, because Canco will indirectly hold approximately 40% of our common stock on completion of the corporate reorganization through its wholly owned Hungarian subsidiary, dividends that we pay to this subsidiary and dividends that the subsidiary pays to its shareholders will continue to be subject to non-Canadian taxes, principally cross-border withholding taxes. The U.S.-Hungary income tax treaty generally provides for a reduced rate of cross-border withholding taxes applicable to dividends paid by us to Canco's Hungarian subsidiary. The income tax treaty is currently being renegotiated. We expect that as a result of the renegotiation, the effective rate of non-Canadian taxes will ultimately increase from approximately 10% to approximately 30%.

         On completion of the corporate reorganization, Canco's Hungarian subsidiary will hold one share of our common stock for each outstanding Canco share. An objective of the corporate reorganization is to create economic equivalence between our common stock and Canco shares. To help achieve this objective, Canco's Hungarian subsidiary, as the holder of our special voting stock, will be entitled to dividends from us that, when aggregated with dividends received by the Hungarian subsidiary on our common stock and after deducting related non-Canadian taxes, will equal the dividends received by our U.S. stockholders on our common stock on a per share basis. Dividends on our special voting stock will be payable only in connection with common stock dividends paid within 66 months after the effective date of the corporate reorganization. For additional information regarding this dividend right, see "Description of Capital Stock - Special Voting Stock" in this information statement.


         In addition to providing the dividend right discussed above, our special voting stock entitles its holder to votes that, when aggregated with votes of shares of our common stock held by Canco or its subsidiaries, represent a majority of the votes in elections of our board of directors. This special voting right will expire on January 1, 2008. The special voting stock does not entitle its holder to voting rights with respect to any other matters, except as required by Delaware corporate law. By holding the special voting stock indirectly through its Hungarian subsidiary and maintaining this voting structure, Canco will continue TrizecHahn Corporation's present primary business activity as a real estate management company and avoid being inadvertently viewed as an "investment company" for purposes of the Investment Company Act of 1940, as amended. That act imposes restrictions on an investment company that are incompatible with Canco's and our continuing operations.

              Market Price of Our Common Stock and Dividend Policy

Market Price of Our Common Stock

         There is no established public trading market for our common stock.

         The shares of our common stock, as well as exchange certificates representing such shares, delivered in connection with the corporate reorganization, will be exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof. Generally, the shares of our common stock that are delivered in the corporate reorganization will be freely transferable, except for securities received by persons deemed to be our "affiliates" under the Securities Act of 1933, as amended. Persons who may be deemed to be our affiliates after the corporate reorganization generally include individuals or entities that control, are controlled by, or are under common control with us, including our directors. Persons that are our affiliates will be permitted to sell shares of our common stock they receive in the corporate reorganization only pursuant to an effective registration statement under the Securities Act of 1933 or an exemption from the registration requirements of the Securities Act of 1933, such as in accordance with the requirements of Rule 144 under the Securities Act of 1933. Under Rule 144, an affiliate is entitled to sell a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the sale. An affiliate may sell such shares only through unsolicited brokers' transactions. Sales under Rule 144 are also subject to requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information about us.

         On completion of the corporate reorganization, approximately 40% of our common stock will be held indirectly by Canco through its indirect, wholly owned Hungarian subsidiary, and such shares will be considered "restricted securities" for the purposes of resale unless they are registered. We intend to register under the Securities Act of 1933 this approximately 40% of the shares of our common stock in connection with dispositions of these shares in the following circumstances:

        o Canco shareholders will have the right to redeem their shares from time to time, and Canco will have the option of satisfying these redemptions with shares of our common stock held by the Hungarian subsidiary.

        o The Hungarian subsidiary will pledge as collateral for a secured credit facility all shares of our common stock that it holds, and the pledgee under that facility may realize on the pledge and sell the shares.

        o Canco may cause the Hungarian subsidiary to dispose of some or all of the shares of our common stock held by the Hungarian subsidiary at any time for any reason.


         The holder of our Class F convertible stock is entitled to convert shares of Class F convertible stock into shares of our common stock if FIRPTA tax is payable in connection with any of the transactions or events described in "Description of Capital Stock - Class F Convertible Stock" in this information statement. We intend to register under the Securities Act of 1933 the shares of common stock that we may be required to issue upon conversion of our Class F convertible stock.

         As part of the corporate reorganization, we expect that some of our employees and directors will receive options under our stock option plan or warrants in replacement of some of their outstanding TrizecHahn Corporation options that will be cancelled in the corporate reorganization. We intend to register under the Securities Act of 1933 any shares of our common stock underlying these options or warrants.


Dividend Policy


         Prior to the effective date of the corporate reorganization, we will have always been an indirect, substantially wholly owned subsidiary of a larger corporation, TrizecHahn Corporation. In the first quarter of 2002, TrizecHahn Corporation shareholders are expected to receive a dividend of $0.0875 per share. This expected dividend distribution is based on an aggregate dividend of $0.35 per share expected to be paid on our common stock and on TrizecHahn Corporation shares in 2002, which is the same as the dividend paid on TrizecHahn Corporation shares in 2001. After completion of the corporate reorganization, we expect to make three quarterly dividend distributions of $0.0875 per share to holders of our common stock in the final three quarters of 2002. Commencing in the first quarter of 2003 and thereafter, we intend to make distributions to the holders of our common stock and special voting stock in an amount that is at least equal to our taxable income each year through regular quarterly dividends. We are required to distribute at least 90% of our net taxable income each year, excluding capital gains, to our stockholders in order to retain REIT status.

                                 CAPITALIZATION


         The following table shows our total capitalization on an actual basis as at September 30, 2001 and on a pro forma basis to reflect the transactions described in Note 1 to our unaudited pro forma condensed combined consolidated balance sheet appearing in this information statement under the heading "Unaudited Pro Forma Condensed Combined Consolidated Financial Data."

         This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined consolidated financial statements and notes thereto appearing elsewhere in this information statement.



                                                                          As at September 30, 2001
                                                                         Actual             Pro Forma
                                                                      (unaudited)          (unaudited)
                                                                               (in thousands)

Cash and cash equivalents ...........................................       $ 408,243       $  70,902
Mortgage debt and other loans .......................................       3,003,382       3,229,382

Owner's equity:
   Common stock, par value $0.01 per share; 10,000 shares
     authorized, actual; 300,000,000 shares authorized, pro
     forma; 1,068.6 shares issued and outstanding, actual;
     149,349,698 shares issued and outstanding, pro forma (1)........               -           1,493

   Special voting stock, par value $0.01 per share; no
     shares authorized, actual; 100 shares authorized, pro
     forma; no shares issued and outstanding, actual;
     100 shares issued and outstanding, pro forma....................               -               -

   Class F convertible stock, par value $0.01 per share; no shares authorized, actual; 100,000 shares authorized, pro
     forma; no shares issued and outstanding, actual; 100,000
     shares issued and outstanding, pro forma........................               -               1

   Series A convertible preferred stock, par value $1.00 per share;
     230,000 shares authorized, actual; no shares authorized, pro forma; 212,000 shares issued and outstanding, actual; no
     shares issued and outstanding, pro forma........................         212,000               -

   Series B convertible preferred stock, par value $1.00 per share;
     1,100,000 shares authorized, actual and pro forma;
     1,100,000 shares issued and outstanding, actual; no shares
     issued and outstanding, pro forma...............................       1,100,000               -

   Class C convertible preferred stock, par value $1.00 per share;
     no shares authorized, actual; 750,000 shares authorized,
     pro forma; no shares issued and outstanding, actual; no shares
     issued and outstanding, pro forma...............................               -               -

   Warrants...........................................................              -          19,672

   Additional paid-in capital.........................................        978,219       2,264,662

   Retained earnings (deficit)........................................        388,740          (8,849)

   Unearned compensation..............................................         (7,671)         (9,676)

   Accumulated other comprehensive income (loss)......................         (6,278)         (6,278)
                                                                         --------------------------------
     Total owner's equity.............................................    $ 2,665,010      $2,261,025
                                                                         --------------------------------
Total capitalization..................................................    $ 6,076,635      $5,561,309
                                                                         ================================


   ----------------
   1) Excludes (a) approximately 7.5 million shares of common stock issuable upon the exercise of vested and unvested options expected to be outstanding on the effective date of the corporate reorganization and (b) approximately 8.8 million shares of common stock issuable upon the exercise of warrants expected to be issued on the effective date of the corporate reorganization.

            SELECTED HISTORICAL COMBINED CONSOLIDATED FINANCIAL DATA

         The following financial data are derived from our combined consolidated financial statements which have been audited by PricewaterhouseCoopers LLP, independent auditors, except for the nine-month data and the years 1996 and 1997, which are derived from our unaudited combined consolidated financial statements. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined consolidated financial statements and notes thereto appearing elsewhere in this information statement.

         The combined consolidated financial statements present all of TrizecHahn Corporation's U.S. holdings, substantially all of which are owned and operated by TrizecHahn (USA) Corporation, TrizecHahn Developments Inc. and their respective subsidiaries. The combined entities and their subsidiaries are under the common control of TrizecHahn Corporation and have been presented utilizing the historical cost basis of TrizecHahn Corporation.



                                            Nine Months Ended
                                              September 30,                       Years Ended December 31,
                                           ---------------------- --------------------------------------------------------
                                              2001        2000       2000        1999       1998       1997        1996
                                           ---------- ----------- ---------- ----------- ----------
                                                (unaudited)                                              (unaudited)
                                           ----------------------                                   ----------------------
                                                                         (in millions)
Operating Data:
Revenues:
  Rental, parking and other............    $   667.4  $   649.1   $   870.5  $   801.7   $  524.0   $   326.9   $  268.9
                                           ---------- ----------- ---------- ----------- ---------- ----------- ----------
  Total revenues.......................        678.9      655.0       879.0      808.8      536.6       331.7      274.4
                                           ---------- ----------- ---------- ----------- ---------- ----------- ----------
Expenses:
  Operating and property taxes.........       (275.0)    (259.6)     (355.6)    (333.9)    (222.1)     (152.3)    (124.0)
  General and administrative...........        (16.8)     (13.6)      (18.4)     (16.7)      (9.0)       (9.1)      (8.2)
  Interest.............................       (116.1)    (204.3)     (265.7)    (235.0)    (160.9)      (86.9)     (82.5)
  Depreciation and amortization........       (120.7)    (116.5)     (154.1)    (133.4)     (70.6)      (43.1)     (24.6)
  Reorganization costs.................        (13.9)       -          (6.7)      (5.0)       -           -          -
  Loss from securities investments
     and derivatives...................         (4.6)       -           -          -          -           -          -
                                           ---------- ----------- ---------- ----------- ---------- ----------- ----------
  Total expenses.......................       (547.1)    (594.0)     (800.5)    (724.0)    (462.6)     (291.4)    (239.3)
                                           ---------- ----------- ---------- ----------- ---------- ----------- ----------
Income before allocation to minority
  interest, income from unconsolidated
  real estate joint ventures, real estate
  gain (loss), income taxes, extraordinary
  item and effect of change in accounting
  principle............................        131.8       61.0        78.5       84.8       74.0        40.3       35.1
Minority interest......................         (0.3)       0.1         0.6        1.5        1.1         -          -
Income from unconsolidated real estate
  joint ventures.......................         14.3       15.2        19.4       16.2       40.6        31.9       17.8
Real estate gain (loss)................        (65.4)      20.8        33.2      (41.4)     535.0         1.9     (131.6)
(Provision for) benefit from income taxes       (7.7)     (42.5)      252.8      (22.8)    (248.4)      (28.2)      31.6
Effect of change in accounting principle
  and extraordinary item...............        (22.6)       -          (1.5)       -          -           -          -
                                           ---------- ----------- ---------- ----------- ---------- ----------- ----------

Net income (loss)......................    $    50.1  $    54.6   $   383.0  $    38.3   $  402.3   $    45.9   $  (47.1)
                                           ========== =========== ========== =========== ========== =========== ==========






                                      Nine Months
                                         Ended                           Years Ended December 31,
                                       Sept. 30,    --------------------------------------------------------------------
                                          2001          2000         1999          1998          1997          1996
                                      ------------- ------------- ------------ ------------- ------------- -------------
                                      (unaudited)                                            (unaudited)   (unaudited)
                                      -------------                                          ------------- -------------
                                                                       (in millions)
Combined Balance Sheet Data (at end of period):
Real estate, net of accumulated
   depreciation.................         $ 5,088.4   $ 4,578.8        $4,734.4   $  4,051.8      $1,999.6     $ 1,496.7
Cash and cash equivalents.......             408.2        70.2            80.4         78.6          72.7          48.9
Investment in unconsolidated real
   estate joint ventures........             322.5       384.0           342.0        305.1         738.9         558.6
Total assets....................           6,325.2     5,564.0         5,541.3      5,017.4       3,030.4       2,195.0
Mortgage debt and other loans...           3,003.4     2,326.9         2,587.2      2,257.7       1,368.4       1,105.6
Total liabilities...............           3,660.1     2,917.2         4,011.4      3,149.5       1,564.8       1,225.1
Owner's equity..................           2,665.0     2,646.8         1,529.9      1,867.9       1,465.6         969.9

Cash Flow Information:
Cash provided by (used for)
   operating activities.........         $   378.1     $ 113.1       $   490.7    $  (186.0)    $   142.7     $   124.7
Cash provided by (used for)
   investing activities.........         $  (439.0)    $ (52.7)      $  (873.2)   $  (992.3)    $  (155.1)    $  (189.2)
Cash provided by (used for)
   financing activities.........         $   399.0     $ (70.6)      $   384.3    $ 1,184.0     $    42.1     $    76.2

Other Data:
Number of office properties.....              76          77              89           87            33            21
Net rentable square feet of office
   properties (in millions).....              48.9        49.8            52.0         48.0          27.9          15.4

Occupancy of office properties
   weighted on owned area.......            91.5%         94.2%         91.4%        90.4%         87.4%         82.0%

Office property operating
   income (1) (5)...............         $   377.7     $ 508.2       $   463.4    $   265.4     $   113.6     $    74.4
                                      ============= ============= ============ ============= ============= =============

Office property operating
   income including pro rata joint
   venture share (2) (5)........         $   416.7     $ 558.4       $   513.1    $   310.9     $   147.7     $    82.3
                                      ============= ============= ============ ============= ============= =============

Earnings before interest, taxes,
   depreciation and amortization
   (3) (5)......................         $   430.6     $ 565.2       $   513.1    $   427.5     $   292.3     $   234.2
                                      ============= ============= ============ ============= ============= =============

Funds from operations (4) (5)...         $   269.2     $ 250.3       $   242.1    $   198.4     $   139.0     $    99.4
                                      ============= ============= ============ ============= ============= =============

------------------------
(1) Office property operating income is defined as total rental revenue including tenant recoveries and parking, fee and other income less operating expenses and property taxes of our office portfolio. Office property operating income is presented because this data is used by some investors to evaluate the performance of, and to determine the estimated fair market value of our office property portfolio. We consider office property operating income to be an indicative measure of our operating performance due to the significance of our office property portfolio to our overall results, and because this data can be used to evaluate our ability to effectively manage our portfolio. However, this data should not be considered as an alternative to net income, operating profit, cash flows from operations or any other operating or liquidity performance measure prescribed by GAAP. In addition, our definition and calculation of office property operating income may not be comparable to similarly titled measures reported by other companies. General and administrative, interest, taxes, depreciation and amortization expenses, which are not reflected in the presentation of office property operating income, have been, and will be, incurred by us. Investors are cautioned that these excluded items are significant components in understanding and assessing our financial performance.

(2) Office property operating income including pro rata joint venture share is defined as total rental revenue including tenant recoveries and parking, fee and other income less operating expenses and property taxes plus our pro rata share of property net operating income from unconsolidated real estate joint ventures. Office property operating income including our pro rata joint venture share is presented because this data is used by some investors to evaluate the performance of, and to determine the estimated fair market value of our office property portfolio. We consider office property operating income including pro rata joint venture share to be an indicative measure of our operating performance due to the significance of our office property portfolio to our overall results, and because this data can be used to evaluate our ability to effectively manage our portfolio. However, this data should not be considered as an alternative to net income, operating profit, cash flows from operations or any other operating or liquidity performance measure prescribed by GAAP. In addition, our definition and calculation of office property operating income including pro rata joint venture share may not be comparable to similarly titled measures reported by other companies. General and administrative, interest, taxes, depreciation and amortization expenses, which are not reflected in the presentation of office property operating income, have been, and will be incurred by us. Investors are cautioned that these excluded items are significant components in understanding and assessing our financial performance.

(3) Earnings before interest, taxes, depreciation and amortization is defined as net income excluding interest expense, reorganization costs, loss from securities investments and derivatives, income taxes, depreciation and amortization, minority interest allocation, real estate gain (loss), extraordinary items, effect of change in accounting principle and income from investment in real estate joint ventures plus our share of the earnings before interest, income taxes, depreciation and amortization for the unconsolidated real estate ventures. Earnings before interest, taxes, depreciation and amortization is presented because we believe this data is used by some investors to evaluate our ability to meet debt service requirements. We consider earnings before interest, taxes, depreciation and amortization to be an indicative measure of our operating performance due to the significance of our long-lived assets and because this data can be used to measure our ability to service debt, fund capital expenditures and expand our business. However, this data should not be considered as an alternative to net income, operating profit, cash flows from operations or any other operating or liquidity performance measure prescribed by GAAP. In addition, earnings before interest, taxes, depreciation and amortization as calculated by us may not be comparable to similarly titled measures reported by other companies. Interest, taxes and depreciation and amortization, which are not reflected in the presentation of earnings before interest, taxes, depreciation and amortization, have been, and will be, incurred by us. Investors are cautioned that these excluded items are significant components in understanding and assessing our financial performance.


(4) The White Paper on Funds from Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, in March 1995 defines funds from operations as net income
         (loss), computed in accordance with GAAP, excluding gains (or losses) from debt restructuring and sales of properties, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. In November 1999, NAREIT issued a National Policy Bulletin effective January 1, 2000 clarifying the definition of funds from operations to include all operating results, both recurring and non-recurring, except those defined as extraordinary under GAAP. We believe that funds from operations is helpful to investors as a measure of the performance of an equity REIT because, along with cash flows from operating activities, financing activities and investing activities, it provides investors with an indication of our ability to incur and service debt, to make capital expenditures and to fund other cash needs. We compute funds from operations in accordance with standards established by NAREIT, which may not be comparable to funds from operations reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do. Funds from operations does not represent cash generated from operating activities in accordance with GAAP, nor does it represent cash available to pay distributions and should not be considered as an alternative to net income, determined in accordance with GAAP, as an indication of our financial performance or to cash flows from operating activities, determined in accordance with GAAP, as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions. For a reconciliation of net income to funds from operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Funds from Operations" in this information statement.


(5) The following table reconciles net income to funds from operations; earnings before interest, taxes depreciation and amortization; office property operating income including pro rata joint ventures share; and, office property operating income.


                                                   Nine
                                                  Months
                                                   Ended                           Years Ended December 31
                                                 Sept. 30     ---------------------------------------------------------------------
                                                   2001          2000           1999          1998          1997          1996
                                                ------------  ------------  ------------- ------------- ------------- -------------
                                                (unaudited)                                             (unaudited)   (unaudited)
                                                                                         (in millions)

        Net income........................      $      50.1   $    383.0    $     38.3    $    402.3    $     45.9    $    (47.1)
        Add/(deduct):
        Minority interest.................              0.3         (0.6)         (1.5)         (1.1)          -             -
        Income from unconsolidated real
          estate joint ventures...........            (14.3)       (19.4)        (16.2)        (40.6)        (31.9)        (17.8)
        Real estate gain (loss)...........             65.4        (33.2)         41.4        (535.0)         (1.9)        131.6
        (Provision for) benefit from
          income taxes....................              7.7       (252.8)         22.8         248.4          28.2         (31.6)
        Effect of change in accounting
          principle and extraordinary
          items...........................             22.6          1.5           -             -             -             -
                                                ------------  ------------  ------------- ------------- ------------- -------------
        Income before allocation to
          minority interest, income from
          unconsolidated real estate joint
          ventures, real estate gain(loss),
          income taxes, extraordinary items
          and cumulative effect of a change
          in accounting principle.........            131.8         78.5          84.8          74.0          40.3          35.1

        Add/(deduct):
        Income from unconsolidated real
          estate joint ventures...........             14.3         19.4          16.2          40.6          31.9          17.8
        Depreciation and amortization
          (real estate related) including
          share of unconsolidated real
          estate joint ventures...........            126.0        161.8         142.3          85.8          69.1          47.5
        Current operating taxes...........             (2.9)        (9.4)         (1.2)         (2.0)         (2.3)         (1.0)
                                                ------------  ------------  ------------- ------------- ------------- -------------
        Funds from operations.............            269.2        250.3         242.1         198.4         139.0          99.4
        Add:
        Interest expense including share
          of unconsolidated real estate
          joint ventures..................            137.6        295.4         262.3         222.5         149.2         133.2
        Non real estate related
          depreciation and amortization
          including share of
          unconsolidated real estate
          joint ventures..................              2.4          3.4           2.5           4.6           1.8           0.6
        Reorganization costs..............             13.9          6.7           5.0           -             -             -
        Loss from securities investments
          and derivatives.................              4.6          -             -             -             -             -
        Current operating taxes...........              2.9          9.4           1.2           2.0           2.3           1.0
                                                ------------  ------------  ------------- ------------- ------------- -------------
        Earnings before interest, taxes,
          depreciation and amortization...            430.6        565.2         513.1         427.5         292.3         234.2

        Add/(deduct):
        General and administrative expense             16.8         18.4          16.7           9.0           9.1           8.2
        Interest income including share
          of unconsolidated real estate
          joint ventures..................            (13.0)       (12.0)         (9.6)        (20.1)         (7.6)         (7.1)






        Retail portfolio property operating
          income including share of
          unconsolidated real estate
          joint ventures..................            (17.7)       (13.2)         (7.1)       (105.5)       (146.1)       (153.0)
                                                ------------  ------------  ------------- ------------- ------------- -------------
        Office property operating income
          including pro rata joint
          venture share...................            416.7        558.4         513.1         310.9         147.7          82.3
        Deduct:...........................
        Share of unconsolidated real estate
          joint ventures office property
          operating income................            (39.0)       (50.2)        (49.7)        (45.5)        (34.1)         (7.9)
                                                ------------  ------------  ------------- ------------- ------------- -------------
        Office property operating income..      $     377.7   $    508.2    $    463.4    $    265.4    $    113.6    $     74.4
                                                ============  ============  ============= ============= ============= =============




       UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL DATA

Basis of Presentation for Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet as of September 30, 2001

         TrizecHahn Corporation, our ultimate parent company, is currently proposing a corporate reorganization. On completion of this corporate reorganization, we expect to become a publicly traded real estate investment trust, or REIT, and to own all of the U.S. assets that TrizecHahn Corporation currently owns, directly or indirectly.

         Appearing elsewhere in this information statement are our unaudited combined consolidated historical financial statements as of September 30, 2001. The organization presented in those combined financial statements is not a legal entity; it is a combination of all of the U.S. assets held directly or indirectly by TrizecHahn Corporation.

         The unaudited pro forma condensed combined consolidated balance sheet gives effect to transactions up to and including the effective date of the proposed corporate reorganization, which have either occurred or will probably occur subsequent to September 30, 2001, as if they had occurred on September 30, 2001. In the opinion of management, all significant adjustments necessary to reflect the effects of the corporate reorganization have been made.

         The unaudited pro forma condensed combined consolidated balance sheet is presented for comparative purposes only and is not necessarily indicative of what our actual future combined position would be. This unaudited pro forma combined consolidated balance sheet should be read in conjunction with, and is qualified in its entirety by, our historical combined consolidated financial statements and notes thereto appearing elsewhere in this information statement.

 Pro Forma Condensed Combined Consolidated Balance Sheet at September 30, 2001




                                                                        Historical                         Pro Forma
                                                                         Condensed        Pro Forma        Condensed
                                                                         Combined        Adjustments       Combined
                                                                       Consolidated        (Note 1)      Consolidated
                                                                      ---------------- ----------------- --------------
                                                                        (unaudited)      (unaudited)      (unaudited)
                                                                                        (in thousands)
Assets
Real estate, net....................................................  $   5,088,413    $            -    $  5,088,413
Cash and cash equivalents...........................................        408,243          (337,341)         70,902
Investment in unconsolidated real estate joint ventures.............        322,464                 -         322,464
Other assets........................................................        438,961                 -         438,961
Advances to parent and affiliated companies.........................         67,105           (67,105)              -
                                                                      ---------------- ----------------- --------------
Total assets........................................................  $   6,325,186    $     (404,446)   $  5,920,740
                                                                      ================ ================= ==============
Liabilities and Owner's Equity
Mortgage debt and other loans.......................................  $   3,003,382    $      226,000    $  3,229,382
Other liabilities...................................................        365,244                 -         365,244
Deferred income taxes...............................................         55,588             4,412          60,000
Advances from parent and affiliated companies.......................        230,873          (230,873)              -
                                                                      ---------------- ----------------- --------------
Total liabilities...................................................      3,655,087              (461)      3,654,626
                                                                      ---------------- ----------------- --------------

Minority interest...................................................          5,089                 -           5,089
                                                                      ---------------- ----------------- --------------
Owner's Equity
THDI common stock ..................................................              -                 -               -
THUSA common stock..................................................              -             1,493           1,493
Special voting stock................................................              -                 -               -
Class F convertible stock...........................................              -                 1               1
Series A convertible preferred stock................................        212,000          (212,000)              -
Series B convertible preferred stock................................      1,100,000        (1,100,000)              -
Class C convertible preferred stock.................................              -                 -               -
Warrants............................................................              -            19,672          19,672
Additional paid-in capital..........................................        978,219         1,286,443       2,264,662
Retained earnings (deficit).........................................        388,740          (397,589)         (8,849)
Unearned compensation...............................................         (7,671)           (2,005)         (9,676)
Accumulated other comprehensive income (loss).......................         (6,278)                -          (6,278)
                                                                      ---------------- ----------------- --------------
Total Owner's Equity................................................      2,665,010          (403,985)      2,261,025
                                                                      ---------------- ----------------- --------------

Total Liabilities and Owner's Equity................................  $   6,325,186    $     (404,446)   $  5,920,740
                                                                      ================ ================= ==============




Notes to Pro Forma Condensed Combined Consolidated Balance Sheet as of September 30, 2001 (unaudited)
(dollars in thousands, except share and per share amounts)

1.       Transactions

         Transactions that have occurred subsequent to September 30, 2001

         Distributions

         a. THUSA declared and paid a cash dividend of $465,000 to all common stockholders, representing its pre-REIT earnings and profits and estimated 2001 taxable income. This resulted in a charge to retained earnings of $388,740, which represents all of the retained earnings at September 30, 2001, with the remaining $76,260 charged to additional paid-in capital. This dividend of $465,000 was funded by a reduction of cash and cash equivalents of $265,000 and a draw on our revolving credit facility of $200,000.

         Stock Transactions

         b. All issued and outstanding shares of TrizecHahn (USA) Corporation ("THUSA") Series A convertible preferred stock were converted into
              357.6 shares of THUSA common stock, par value $0.01 per share. As a result of this conversion, $212,000 is transferred from THUSA Series A convertible preferred stock to additional paid-in capital.

         c. THUSA entered into a recapitalization agreement with its stockholder pursuant to which all issued and outstanding shares of THUSA common stock were exchanged for:

              o 38,000,000 shares of THUSA common stock, par value $0.01 per share;

              o 100 shares of THUSA special voting stock, par value
                $0.01 per share; and

              o 100,000 shares of THUSA Class F convertible stock, par value
                $0.01 per share.

              As a result, $380 and $1 are transferred from additional paid-in capital to THUSA common stock and Series F convertible preferred stock respectively.

         d. Certain U.S. technology center assets that were included in our combined consolidated financial statements but held directly by TrizecHahn Corporation were transferred to THUSA. The shares of 823 Inc., the subsidiary of TrizecHahn Corporation that holds these assets, were contributed to THUSA in consideration for THUSA issuing to TrizecHahn Corporation 180,000 shares of THUSA common stock and an assignment by TrizecHahn Corporation to THUSA of all debt that 823 Inc. owed to TrizecHahn Corporation. Given that the assets transferred were already included in our combined historical balance sheet, the only impact of this transfer is that THUSA common stock and additional paid-in capital increases by $2 and $16,548, respectively, with a corresponding increase to advances to parent and affiliated companies. As a consequence, 823 Inc. became a wholly owned subsidiary of THUSA.

         e. For REIT qualification purposes, THUSA issued and donated 400 shares of THUSA common stock to each of 100 charitable organizations. The aggregate 40,000 shares of THUSA common stock have been estimated by management to have a fair value of approximately $2,000, and such amount will be recorded as a donation expense in reorganization costs, with a corresponding increase to additional paid-in capital. This amount is reflected in the pro forma balance sheet as a decrease to retained earnings.

         f. THUSA filed an amended and restated certificate of incorporation authorizing 750,000 shares of Class C convertible Preferred Stock, par value $1.00 per share. Pursuant to a private placement offering of Class C convertible preferred stock to its common stockholders and the subscription for 376,504 shares thereunder, Class C convertible preferred stock increased by $418,004 with an offsetting increase of $418,004 to cash and cash equivalents. The price per share was $1,100. Of this cash, $200,000 was used to repay the revolving credit facility.

         Transactions that are planned to occur prior to or at the effective date of the corporate reorganization.

         Distributions

         g. Prior to the effective date of the corporate reorganization, THUSA is expected to pay a cash dividend on its Series B convertible preferred stock, Class C convertible preferred stock and common stock representing its estimated 2002 taxable income and additional cash required by TrizecHahn Corporation to complete the corporate reorganization. The aggregate dividend is currently estimated to be approximately $600,000. The final dividend may vary from this estimate.

              This dividend of $600,000 has been charged to additional paid-in capital, with $374,000 estimated to be funded from cash and cash equivalents and the remaining $226,000 from our revolving credit facility. The ultimate amount to be borrowed under the revolving credit facility will be determined by such variables as the actual amount of the dividend and the actual cash position of THUSA at the time the dividend is paid.

              In addition, at that time, TrizecHahn Corporation will repay its intercompany advance from THUSA in the amount of $83,655.

         Stock Transactions

         h. Prior to the effective date of the corporate reorganization, TrizecHahn Corporation will contribute to THUSA all retail and entertainment assets, which are owned by TrizecHahn Developments Inc., or THDI. To effect the contribution, TrizecHahn Corporation will contribute THDI common stock and inter-company debt owed to it of $230,873 in exchange for newly issued shares of THUSA Class C convertible preferred stock. Given that the assets to be contributed are already included in our combined historical balance sheet, the only impact of this transfer is an increase in Class C convertible preferred stock of $230,873 and a reduction in advances from parent and affiliated companies of the same amount.

              In connection with the contribution of THDI to THUSA and the fact that THUSA is a REIT, all of THDI's existing deferred tax assets relating to future years will be eliminated. This will result in a charge to income tax expense in the amount of $4,412 and an increase in the deferred income tax liability on the balance sheet. The income statement impact is reflected on the pro forma balance sheet as a decrease to retained earnings.

         i. While we do not know the intention of the minority shareholder which holds four shares of THUSA'a Class C convertible preferred stock, it is assumed for the purpose of this pro forma presentation that prior to the effective date of the corporate reorganization all of the THUSA Series B convertible preferred stock and Class C convertible preferred stock will be converted into THUSA common stock. As a result, Series B convertible preferred stock and Class C convertible preferred stock have been reduced by $1,100,000 and $648,877 respectively with an offsetting increase to additional paid-in capital.

              As part of the corporate reorganization, THUSA will modify the number of its issued and outstanding shares of common stock such that the number of its issued and outstanding shares of common stock held by CancoSubco and TrizecHahn Corporation's Hungarian subsidiary will in aggregate equal the number of issued and outstanding TrizecHahn Corporation subordinate voting shares and multiple voting shares.

              We have assumed that the following shares of stock will be outstanding at the effective date of the corporate reorganization:

                o  149,349,698 shares of common stock;

                o  100 shares of special voting stock;

                o  100,000 shares of Class F convertible stock;

              The estimated number of shares of THUSA common stock is based on the actual number of TrizecHahn Corporation subordinate voting shares and multiple voting shares outstanding as of December 31, 2001. The actual number of shares of common stock will vary based on the actual number of TrizecHahn Corporation subordinate voting and multiple voting shares outstanding as of the effective date of the corporate reorganization.

              As a result of the above, $1,111 is reclassified from additional paid-in capital to THUSA common stock to reflect the par value of the common stock outstanding.

         j. All outstanding options to purchase shares of TrizecHahn Corporation will be cancelled and replaced as part of the corporate reorganization with either (1) options to purchase our common stock, (2) warrants to purchase our common stock or (3) options to purchase Canco subordinate voting shares.

              Cancelled TrizecHahn Corporation options that are in respect of services provided to THUSA are to be replaced with options to purchase our common stock. These options are measured for accounting purposes based on their intrinsic value on the date they are exchanged. Intrinsic value is the current market value of the shares subject to an option or warrant less the exercise price of each such option or warrant. Based on an estimate of 7.5 million options to be issued, and using $15.70 per share, which is the closing price of TrizecHahn Corporation subordinate voting shares on the New York Stock Exchange on December 31, 2001, the intrinsic value of these options for the purpose of this pro forma balance sheet has been estimated to be $4,442. To the extent the options are already vested, the intrinsic value of $2,437 will be expensed to reorganization costs with an offsetting increase to additional paid-in capital. This is reflected on the pro forma balance sheet as a decrease to retained earnings. To the extent the options remain unvested, the aggregate intrinsic value of $2,005 will result in an increase to unearned compensation with an offsetting increase to additional paid-in capital within owner's equity on the balance sheet. This amount is then amortized to general and administrative expense over the vesting period.

              Cancelled TrizecHahn Corporation options not to be replaced as described in the preceding paragraph are to be replaced with warrants to purchase our common stock or with Canco options. For any Canco options to be issued we will issue a similar number of warrants to purchase our common stock. All warrants to be issued are not for services rendered to THUSA. As such, for accounting purposes they are measured at fair market value, and considered a deemed dividend by us. Based on an estimate of 8.8 million warrants to be issued and using the binomial option pricing model, the fair market value of these warrants and the amount of the deemed dividend is $19,672. This amount is based on a trading value of THUSA common stock of $15.70 per share, which is the trading value of TrizecHahn Corporation subordinate voting shares at December 31, 2001, and is based on other assumptions required for the binomial option pricing model considered by management to be reasonable.

              The intrinsic values and fair market values used in these pro forma financial statements are subject to change as the actual amounts on the date of the corporate reorganization may vary due to such variables as the initial trading value of the THUSA stock, the actual number of options outstanding, and possible different assumptions in the binomial option pricing model.

                          Pro Forma Adjustment Summary
                                  Balance Sheet
                               September 30, 2001

         The above transactions described in Note 1 can be summarized as follows:




                                        a.          b.          c.          d.           e.          f.          g.           h.
                                    ----------- ----------- ----------- ------------ ----------- ----------- ------------ ----------
Balance sheet caption
  Increase (decrease) in:
        (in thousands)

Cash                                 (265,000)          -           -           -            -     218,004    (290,345)           -

Advances to parent & affiliates             -           -           -      16,550            -           -     (83,655)           -

Mortgage debt and other loans         200,000           -           -           -            -    (200,000)    226,000            -

Deferred income taxes                       -           -           -           -            -           -           -        4,412

Advances from parent & affiliates           -           -           -           -            -           -                 (230,873)

THDI common stock                           -           -           -           -            -           -           -            -

THUSA common stock                          -           -         380           2            -           -           -            -

Special voting stock                        -           -           -           -            -           -           -            -

Class F convertible stock                   -           -           1           -            -           -           -            -

Series A convertible preferred stock        -    (212,000)          -           -            -           -           -            -

Series B convertible preferred stock        -           -           -           -            -           -           -            -

Series C convertible preferred stock        -           -           -           -            -     418,004           -      230,873

Warrants                                    -           -           -           -            -           -           -            -

Additional paid-in capital            (76,260)    212,000        (381)     16,548        2,000           -    (600,000)           -

Retained earnings                    (388,740)          -           -           -       (2,000)          -           -       (4,412)

Unearned compensation                       -           -           -           -            -           -           -            -







                                          i.          j.         Total
                                      ----------- ------------ -----------
Balance sheet caption
  Increase (decrease) in:
        (in thousands)

Cash                                          -           -     (337,341)

Advances to parent & affiliates               -           -      (67,105)

Mortgage debt and other loans                 -           -      226,000

Deferred income taxes                         -           -        4,412

Advances from parent & affiliates             -           -     (230,873)

THDI common stock                             -           -            -

THUSA common stock                        1,111           -        1,493

Special voting stock                          -           -            -

Class F convertible stock                     -           -            1

Series A convertible preferred stock          -           -     (212,000)

Series B convertible preferred stock  (1,100,000)         -    (1,100,000)

Series C convertible preferred stock    (648,877)         -            -

Warrants                                      -      19,672       19,672

Additional paid-in capital             1,747,766    (15,230)   1,286,443

Retained earnings                             -      (2,437)    (397,589)

Unearned compensation                         -      (2,005)      (2,005)



Basis of Presentation to Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations for the Nine Months Ended September 30, 2001 and for the Year Ended December 31, 2000

         TrizecHahn Corporation, our ultimate parent company, is currently proposing a corporate reorganization. Upon completion of this corporate reorganization, we expect to become a publicly traded real estate investment trust, or REIT, and to own all of the U.S. assets that TrizecHahn Corporation currently owns, directly or indirectly.

         Appearing elsewhere in this information statement are our unaudited combined consolidated historical financial statements for the nine month period ended September 30, 2001 and our combined consolidated historical financial statements for the year ended December 31, 2000. The organization presented in those combined financial statements is not a legal entity; it is a combination of all of the U.S. assets held directly or indirectly by TrizecHahn Corporation.

         The unaudited pro forma condensed combined consolidated statements of operations for the nine months ended September 30, 2001 and year ended December 31, 2000 give effect to transactions up to and including the effective date of proposed corporate reorganization, which have either occurred or will probably occur subsequent to September 30, 2001, as if they had occurred on January 1, 2000. In the opinion of management, all significant adjustments necessary to reflect the effects of the corporate reorganization have been made.

         The unaudited pro forma condensed combined consolidated statements of operations are presented for comparative purposes only and are not necessarily indicative of what our actual future combined results of operations would be. These unaudited pro forma condensed combined consolidated statements of operations should be read in conjunction with, and are qualified in their entirety by, our historical combined consolidated financial statements and notes thereto appearing elsewhere in this information statement.

Pro Forma Condensed Combined Consolidated Statement of Operations For the Nine Months Ended September 30, 2001



                                                                         Historical                        Pro Forma
                                                                          Condensed       Pro Forma        Condensed
                                                                          Combined       Adjustments       Combined
                                                                        Consolidated       (Note 1)      Consolidated
                                                                        -------------- ----------------- --------------
                                                                         (unaudited)     (unaudited)      (unaudited)
                                                                        (in thousands except share and per share amounts)
Revenues:
  Rental, parking and other...........................................    $  667,362     $                $   667,362
                                                                        -------------- ----------------- --------------
  Total revenues......................................................       678,871                          678,871
                                                                        -------------- ----------------- --------------
Expenses:
  Operating and property taxes........................................       274,860                          274,860
  General and administrative..........................................        16,840              608          17,448
  Interest............................................................       116,142           27,200         143,342
  Depreciation and amortization.......................................       120,705                          120,705
  Reorganization costs................................................        13,922                           13,922
  Loss from securities investments and derivatives....................         4,649                            4,649
                                                                        -------------- ----------------- --------------
Total expense                                                                547,118           27,808         574,926
                                                                        -------------- ----------------- --------------
Income before allocation to minority interest, income from
  unconsolidated real estate joint ventures, real estate gain
  (loss), income taxes, extraordinary item and effect of change
  in accounting principle.............................................       131,753          (27,808)        103,945
Minority interest.....................................................          (270)                            (270)
Income from unconsolidated real estate joint ventures.................        14,287                           14,287
Real estate gain (loss)...............................................       (65,389)                         (65,389)
(Provision for) benefit from income taxes.............................        (7,706)                          (7,706)
                                                                        -------------- ----------------- --------------
Income from continuing operations before effect of change in
  accounting principle and extraordinary item.........................    $   72,675     $    (27,808)    $    44,867
                                                                        ============== ================= ==============
Income from continuing operations before effect of change in
  accounting principle and extraordinary item per share - basic.......                                   $       0.30
                                                                                                         ==============

Weighted average number of shares of common stock outstanding.........                                    149,349,698
                                                                                                         ==============

Income from continuing operations before effect of change in
  accounting principle and extraordinary item per share - diluted.....                                   $       0.30
                                                                                                         ==============

Weighted average number of shares of common stock and common stock
  equivalents outstanding.............................................                                    150,855,799
                                                                                                         ==============


Pro Forma Condensed Combined Consolidated Statement of Operations For the Year Ended December 31, 2000



                                                                         Historical       Pro Forma        Condensed
                                                                          Condensed                        Combined
                                                                          Combined       Adjustments     Consolidated
                                                                        Consolidated       (Note 1)        Pro Forma
                                                                        -------------- ----------------- --------------
                                                                         (unaudited)     (unaudited)      (unaudited)
                                                                       (in thousands except share and per share amounts)
Revenues:
  Rental, parking and other...........................................  $    870,550     $                $   870,550
                                                                        ------------     ------------     -----------
  Total revenues......................................................       879,030                          879,030
                                                                        ------------     ------------     -----------
Expenses:
  Operating and property taxes........................................       355,658                          355,658
  General and administrative..........................................        18,429              811          19,240
  Interest............................................................       265,680           38,800         304,480
  Depreciation and amortization.......................................       154,118                          154,118
  Reorganization costs................................................         6,680                            6,680
  Loss from securities investments and derivatives....................             -                                -
                                                                        ------------     ------------     -----------
Total expense                                                                800,565           39,611         840,176
                                                                        ------------     ------------     -----------

Income before allocation to minority interest, income from
  unconsolidated real estate joint ventures, real estate gain
  (loss), income taxes, extraordinary item and effect of change
  in accounting principl..............................................        78,465          (39,611)         38,854

Minority interest.....................................................           580                              580
Income from unconsolidated real estate joint ventures.................        19,417                           19,417
Real estate gain (loss)...............................................        33,185                           33,185
(Provision for) benefit from income taxes.............................       252,840                          252,840
                                                                        ------------     ------------     -----------
Income from continuing operations before effect of change in
  accounting principle and extraordinary item.........................  $    384,487     $    (39,611)    $   344,876
                                                                        ============     ============     ===========
Income from continuing operations before effect of change in
  accounting principle and extraordinary item per share - basic.......                                    $      2.31
                                                                                                          ============
Weighted average number of shares of common stock outstanding.........                                     149,349,698
                                                                                                          ============
Income from continuing operations before effect of change in
  accounting principle and extraordinary item per share - diluted.....                                    $      2.30
                                                                                                          ============
Weighted average number of shares of common stock and common stock                                         150,137,721
  equivalents outstanding.............................................                                    ============




Notes to Pro Forma Condensed Combined Consolidated Statements of Operations For the Nine Months Ended September 30, 2001 and Year Ended December 31, 2000 (unaudited)
(dollars in thousands, except share and per share amounts)

1. Transactions that will probably occur prior to the effective date of the corporate reorganization

        a. Distributions that have occurred or are planned to occur result in increased interest expense on THUSA's revolving credit facility and reduced interest income on reduced cash balances. This results in a charge to interest expense of $27,200 and $38,800 for the nine months ended September 30, 2001 and year ended December 31, 2000, respectively. These charges reflect weighted average blended interest rates of approximately 6.5% and 6.9% for the nine months ended September 30, 2001 and year ended December 31, 2000, respectively.

            The ultimate charge to interest expense will vary based on such variables as the actual amount of the distributions, the actual amount of borrowings required to fund the distributions, and such other factors as interest rates at that time. If interest rates had increased by 1/8% this would have resulted in additional pro forma annualized interest expense of approximately $700.

        b. THUSA will incur compensation expense for the amortization, over the vesting period, of the unearned compensation expense of the unvested TrizecHahn Corporation options exchanged for our unvested options. Based on an estimated intrinsic value, this results in a charge to general and administrative expense of $608 for the nine months ended September 30, 2001 and $811 for the year ended December 31, 2000. The actual amortization will vary based on the intrinsic value of the stock options on the effective date of the corporate reorganization.

2. Material non-recurring transactions directly attributable to the corporate reorganization

        The following non-recurring transactions are directly attributable to the corporate reorganization and will result in a charge in our income statement. These non-recurring transactions are not reflected in the pro forma condensed combined consolidated statements of operations.

        a. THUSA issued and donated 400 shares of THUSA common stock to each of 100 charitable organizations for REIT qualification purposes. The aggregate THUSA common stock has been estimated by management to a have a fair value of $2,000 and will be recorded in reorganization costs.

        b. As a consequence of the planned contribution of TrizecHahn Developments Inc., or THDI, to THUSA, and the fact that THUSA is a REIT, all of THDI's existing deferred tax assets relating to future years will be eliminated. This will result in a charge to income tax expense in the amount of $4,412.

        c. THUSA will incur compensation expense for the vested options of TrizecHahn Corporation that are to be exchanged for our vested options. This will result in a charge of $2,437 to reorganization costs based on the estimated intrinsic value. This amount will vary based on the intrinsic value of the stock options on the effective date of the corporate reorganization.

3.      Earnings per share

         As part of the corporate reorganization, THUSA will modify the number of its issued and outstanding shares of common stock such that the number of its issued and outstanding shares of common stock held by CancoSubco and TrizecHahn Corporation's Hungarian subsidiary will in aggregate equal the number of issued and outstanding TrizecHahn Corporation subordinate voting and multiple voting shares. We have assumed for the purposes of the pro forma presentation that this will result in approximately 149,349,698 shares of common stock. The number of shares reported is based on the number of voting shares of TrizecHahn Corporation outstanding on December 31, 2001. The number of shares actually issued will differ from this amount based on the actual number of TrizecHahn Corporation voting shares on the effective date of the corporate reorganization.

         Unaudited basic and diluted income from continuing operations before effect of change in accounting principle and extraordinary item per share have been computed by dividing income from continuing operations before effect of change in accounting principle and extraordinary item by the number of voting shares of TrizecHahn Corporation outstanding during the periods presented. All THUSA common stock equivalents expected to be outstanding at the effective date of the corporate reorganization were considered for the purposes of determining dilutive shares outstanding.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         The following should be read in conjunction with "Forward-Looking Statements" and our combined consolidated financial statements and notes thereto appearing elsewhere in this information statement.

Overview


         We will be the second largest fully integrated, self-managed, publicly traded office company in the United States based on the square footage of our owned and managed properties as of September 30, 2001. We are principally engaged in owning and managing office properties in the United States. At September 30, 2001, we had total assets of $6.3 billion and owned interests in or managed 76 office properties containing approximately 49 million square feet, with our pro rata ownership interest totaling approximately 41 million square feet. Based on square footage, approximately 77% of our buildings are located in central business districts, or CBDs, of major U.S. cities, including Atlanta, Chicago, Dallas and Houston and the Los Angeles, New York and Washington, D.C. areas, and approximately 76% of our buildings are Class A. We consider Class A office buildings to be buildings that are professionally managed and maintained, that attract high-quality tenants and command upper-tier rental rates and that are modern structures or have been modernized to compete with newer buildings.

         We are also completing the stabilization of three destination-oriented retail and entertainment centers, all of which are in operation. We intend to complete the leasing of these projects to achieve stable operating cash flows and then to dispose of these assets in an orderly fashion over the next several years.


         At the end of 2000, we decided to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing in 2001. As a REIT we generally will not be subject to U.S. federal income tax if we distribute 100% of our taxable income and comply with a number of organizational and operational requirements.

         Our goal is to increase stockholder value through sustained growth in operating cash flows, thereby increasing the value of our portfolio. In the near term, we believe we can accomplish our goal through the following strategies:

         o  intensively managing our properties and our portfolio;

         o  improving the efficiency and productivity of our operations; and

         o  maintaining a prudent and flexible capital plan.

         Our portfolio strategy is to invest in office properties in the CBDs of major metropolitan areas demonstrating high job growth, allowing us to achieve economies of scale across a diverse base of tenants that provide for sustainable property cash flows.

Results of Operations


         The following discussion is based on our combined consolidated financial statements for the nine months ended September 30, 2001 and 2000 and for the years ended December 31, 2000, 1999 and 1998.


         The combined consolidated financial statements present all of TrizecHahn Corporation's U.S. holdings, substantially all of which are owned and operated by THUSA and TrizecHahn Developments Inc., TrizecHahn Corporation's two primary U.S. operating and development companies. The combined entities and their subsidiaries are under the common control of TrizecHahn Corporation and have been presented utilizing the historical cost basis of TrizecHahn Corporation.

         We have had significant acquisition and disposition activity in our property portfolio over the last three years. The table that follows is a summary of our acquisition and disposition activity from January 1, 1998 to September 30, 2001 and reflects our total portfolio at September 30, 2001. The buildings and total square feet shown include properties that we own in joint ventures with other partners and reflect the total square footage of the properties and the square footage owned by us based on our pro rata economic ownership in the respective joint venture or managed property.




                                                               Office                        Retail/Entertainment
                                             ------------------------------------------- ------------------------------
                                                                             Pro rata
                                                                Total         Owned
Properties as of:                             Properties       Sq.Ft.         Sq.Ft.       Properties     Total Sq.Ft.
                                             --------------  ------------  ------------- --------------  --------------
                                                                   (in thousands)                       (in thousands)


January 1, 1998                                     33          27,901        19,702            25          23,528

     Acquisitions                                   54          20,153        20,094             -               -
     Dispositions                                    -               -             -           (25)        (23,528)
                                             --------------  ------------  ------------- --------------  --------------
December 31, 1998                                   87          48,054        39,796             -               -

     Acquisitions                                    3           4,026         4,026             -               -
     Dispositions                                   (1)            (97)          (97)            -               -
     Developments placed on-stream                   -               -             -             1             363
                                             --------------  ------------  ------------- --------------  --------------
December 31, 1999                                   89          51,983        43,725             1             363

     Acquisitions                                    -               -             -             -               -
     Dispositions                                  (12)         (3,058)       (3,058)           (1)           (363)
     Developments and additional space
       placed on-stream                              1             678           678             1             475
     Reclassification to held for
       development                                  (1)           (245)         (196)            -               -
     Re-measurement                                  -             473           367             -               -
                                             --------------  ------------  ------------- --------------  --------------

December 31, 2000                                   77          49,831        41,516             1             475

     Acquisitions                                    3             818           818             -               -
     Dispositions                                   (4)         (1,937)       (1,161)            -               -
     Additional space placed on-stream               -             150           150             1             410
                                             --------------  ------------  ------------- --------------  --------------

September 30, 2001                                  76          48,862        41,323             2             885
                                             ==============  ============  ============= ==============  ==============




         As a result of the significant acquisition and disposition activity, the financial information presented shows significant changes in revenues and expenses from period to period, and we do not believe our period to period financial data in isolation are necessarily comparable. Accordingly, the analysis that follows focuses on changes resulting from properties that we owned for the entire time during both periods, which we refer to as our "comparable portfolio," and the changes attributable to our total portfolio.

         In the financial information that follows, property revenue includes rental revenue, recoveries from tenants for certain expenses, fee income and parking and other revenue. Property operating expenses include property operating expenses and property taxes, and excludes depreciation and amortization expense. Property operating income is defined as property revenues less property operating expenses, before general and administrative expense, depreciation and amortization, interest expense and income taxes.

 Comparison of Nine Months Ended September 30, 2001 to Nine Months Ended
                               September 30, 2000


         The following is a table comparing our summarized operating results for the periods, including other selected information.



                                                                     Nine Months Ended
                                                                       September 30,
                                                                 ---------------------------   Increase/         %
                                                                    2001           2000        (Decrease)      Change
                                                                 ------------  -------------  -------------  -----------
                                                                                 (dollars in thousands)

Property revenues                                                $  667,362    $   649,085    $   18,277          2.8%
Interest income                                                      11,509          5,885         5,624         95.6
                                                                 ------------  -------------  -------------  -----------
Total revenues                                                      678,871        654,970        23,901          3.6
                                                                 ------------  -------------  -------------  -----------
Property operating expenses                                         274,860        259,605        15,255          5.9
General and administrative                                           16,840         13,579         3,261         24.0
Interest expense                                                    116,142        204,248       (88,106)       (43.1)
Depreciation and amortization                                       120,705        116,517         4,188          3.6
Reorganization costs                                                 13,922              -        13,922          -
Losses from securities investments                                    4,193              -         4,193          -
Derivative losses                                                       456              -           456          -
                                                                 ------------  ----------------------------  -----------
Total expenses                                                      547,118        593,949       (46,831)        (7.9)
                                                                 ------------  -------------  -------------  -----------
Income before allocation to minority interest, income from
  unconsolidated real estate joint ventures, gain (loss) on
  sale of real estate and allowance for loss on properties
  held for disposition, income taxes, extraordinary item and
  cumulative effect of a change in accounting principle             131,753         61,021        70,732        115.9
Minority interest                                                      (270)            43          (313)      (728.0)
Income from unconsolidated real estate joint ventures                14,287         15,181          (894)        (5.9)
Gain (loss) on sale of real estate and allowance for loss on
   properties held for disposition                                  (65,389)        20,823       (86,212)      (414.0)
(Provision for) benefit from income and other taxes                  (7,706)       (42,464)       34,758        (81.9)
Extraordinary item                                                  (17,966)             -       (17,966)         -
Cumulative effect of a change in accounting principle                (4,631)             -        (4,631)         -
                                                                 ------------  -------------  -------------  -----------
Net income                                                       $   50,078    $    54,604    $   (4,526)        (8.3)%
                                                                 ============  =============  =============  ===========
Straight line rent adjustment                                    $   15,400    $    18,526    $    3,126         16.9%
                                                                 ============  =============  =============  ===========
Lease termination fees                                           $    5,663    $     4,250    $    1,413         33.2%
                                                                 ============  =============  =============  ===========



         The table below presents selected operating information for our total portfolio and for our comparable portfolio of 71 office properties, which we owned both at September 30, 2001 and 2000, and in each case for the full nine months.



                                                                   Nine Months Ended
                                                                     September 30,
                                                               ---------------------------    Increase/         %
                                                                  2001           2000        (Decrease)       Change
                                                               ------------  -------------  --------------  -----------
                                                                               (dollars in thousands)
Total Portfolio
   Office
     Property revenues                                         $  645,324    $   636,563    $     8,761         1.4%
     Property operating expenses                                  267,632        254,139         13,493         5.3%
                                                               ------------  -------------  --------------  -----------
     Property operating income                                 $  377,692    $   382,424    $    (4,732)       (1.2)%
                                                               ============  =============  ==============  ===========
   Retail
     Property revenues                                         $   22,038    $    12,522    $     9,516        76.0%
     Property operating expenses                                    7,228          5,466          1,762        32.2%
                                                               ------------  -------------  --------------  -----------
     Property operating income                                 $   14,810    $     7,056    $     7,754       110.0%
                                                               ============  =============  ==============  ===========
Comparable Portfolio
   Office
     Property revenues                                         $  607,421    $   567,178    $    40,243         7.1%
     Property operating expenses                                  259,394        244,643         14,751         6.0%
                                                               ------------  -------------  --------------  -----------
     Property operating income                                 $  348,027    $   322,535    $    25,492         7.9%
                                                               ============  =============  ==============  ===========

     Income from unconsolidated real estate joint ventures     $   13,587    $    13,322    $       265         2.0%
                                                               ============  =============  ==============  ===========


         The supply of, and demand for, office space affect the performance of our office property portfolio. Macroeconomic conditions, such as current and expected trends in the economy, business and consumer confidence and employment levels, drive this demand.

         During the third quarter, the U.S. economy continued to show weakness. According to Cushman and Wakefield, the national CBD vacancy rate was 10.6% at the end of the third quarter, up from 9.4% at June 30, 2001 and 7.1% at year-end 2000. Overall, the national suburban vacancy has risen from 13.6% at June 30, 2001 to 15.3% at September 30, 2001, its highest level in five years.

         During the third quarter the office space demand profile continued to weaken as the manufacturing and high-tech sector slowdown spread throughout the economy across all industries. Furthermore, the September 2001 terrorist attacks in New York and Washington, D.C. and related circumstances have created additional economic uncertainty and have reduced our management's expectations about the level of near-term growth and the timing of a recovery.

         Our portfolio is currently insured against acts of terrorism, subject to policy limits and deductibles and subject to exceptions for terrorist attacks that constitute acts of war. The term of this insurance policy extends through the end of 2002. We cannot ensure that insurance coverage for acts of terrorism will continue to be available on commercially acceptable terms beyond 2002. Insurance costs are expected to increase significantly beyond 2002. In addition, the level of security has been increased at certain properties in response to the terrorist attacks. We expect to be able to pass on a significant portion of these cost increases to tenants in the form of increased rents.

         On December 3, 2001 a group of Enron Corporation companies filed for Chapter 11 reorganization. Enron is our fourth largest tenant contributing 2% of NOI and occupying 793,000 square feet, primarily at the Allen Center in Houston, Texas. At September 30, 2001, Enron's average in-place net rent was approximately $9.30 per square foot, while estimated market rents for the space were approximately $15 per square foot. At this time, we do not know whether Enron will either accept or reject its leases with us.

         Our management believes our portfolio is well positioned to continue to perform through these more uncertain economic times due to its diversified tenant and geographic asset base, primarily located in CBD high job-growth markets in the United States.

         Property Operating Income - Property Revenue Less Property Operating Expense

         The $18.3 million total increase in property revenues for the comparable period is the result of improved performance in the core market office properties, a slightly higher level of termination fees and the part year impact of acquisitions and on-stream development properties, offset by the impact of the disposition of 16 mature office properties with low-growth profiles.

         For our total portfolio of 76 properties for the nine months ended September 30, 2001, we signed leases totaling 4.4 million square feet (4.0 million square feet on a pro rata basis) and occupancy decreased to 91.5% compared with 92.2% at September 30, 2000, primarily as a result of occupancy decrease in Los Angeles, Atlanta, Washington and St. Louis. We also achieved a $2.00 per square foot ($1.86 per square foot on a pro rata basis) increase in net rental rates on new and renewal leasing, reflecting the impact of space rolling over at properties with in-place rents below current market levels. As at the end of the third quarter of 2001, we anticipated year-end occupancy would reach 94.5%.

         For the comparable portfolio of 71 properties, occupancy decreased from 92.2% to 91.3% and rental rates increased in key markets such as the Washington D.C. area, New York, Chicago and Los Angeles. For our 100% owned comparable portfolio of 63 properties, property revenue increased $40.2 million or 7.1%. Excluding termination fees from both periods, property revenue increased $38.7 million or 6.9%.

         Lease termination fees are an element of ongoing real estate ownership, and for the nine months ended September 30, 2001, we recorded $5.7 million of termination fees (2000 - $4.3 million), which is included in parking and other revenue. These fees relate to specific tenants who have paid a fee to terminate their lease obligations before the end of the contractual term of their leases. We actively manage these situations by maintaining close relationships with our tenants in order to better understand their short and long-term space needs so that we may reclaim space with below-market rent in buildings with a high probability of subsequent lease-up. Historically, annual amounts have averaged approximately $6 million for the total portfolio; however, we cannot predict accurately the timing or amounts of future lease termination fees.

         The acquisition of three Class A office buildings during the second quarter of 2001 increased property revenue by $9.7 million. The buildings are located in core markets and were acquired for a purchase price of $182 million as a tax efficient re-investment of proceeds from non-core asset dispositions. 550 West Washington in Chicago with 372,000 square feet is 95% occupied. Its average lease term is 9.1 years with no expirations in the first four years, and 4% expiring in the fifth year. 1225 Connecticut in Washington D.C. with 224,000 square feet is 100% occupied by Ernst & Young under a lease expiring in mid-2007. Two Ballston in Arlington, Virginia with 222,000 square feet is 99.1% occupied. It has no lease expirations in the near term.

         In addition, current period revenue benefited $8.7 million from the completion in late 2000 of 225,000 square feet at Beaumeade Corporate Park in Washington, D.C. and the 189,000-square-foot One Reston Place in Reston, Virginia. These buildings were both 100% leased at completion. Also contributing to this increase was 150,000 square feet at 3100 Interstate North Parkway in Marietta, Georgia, which was completed and came on-stream 86% leased in January 2001.

         During the period, as planned we sold four non-core office properties. These sales, combined with 12 properties sold in the second half of 2000, reduced property rental revenue by $49.9 million for the current period.

         Retail property revenue increased $9.5 million due to the fact that on March 31, 2001 we gained control of the Desert Passage retail/entertainment joint venture project and, as of April 1, 2001, consolidated 100% of its operating results, offset by the impact of the disposition of Fashion Outlet of Las Vegas in September 2000. Previously, as a jointly controlled partnership, 65% of the operating results from Dessert Passage, from when the project was completed in August 2000, were included in income from unconsolidated real estate joint ventures. The revised project partnership agreement resulted in us gaining control over project operations and disposition, with the minority partner participating only in project distributions, primarily those arising upon disposition of the project.

         Property operating expenses, which include real estate taxes, utilities, repairs and maintenance, cleaning and other property related expenses and exclude depreciation and amortization expense, increased due to the portfolio composition changes described above. Excluding the impact on revenues of lease termination fees our comparable office portfolio gross margin improved slightly to 56.9% from 56.5% on a year-over-year basis. For our comparable portfolio, operating expenses increased mainly due to a higher level of bad debt expense, an increase in property taxes due to higher assessments and increases in utilities, mainly electricity expense.


         Interest Income


         The $5.6 million increase in interest income for the nine months ended September 30, 2001 compared with the prior year period reflects interest income earned on higher average cash balances resulting from disposition and refinancing proceeds.


         General and Administrative Expense and Reorganization Costs

         General and administrative expense includes expenses for corporate and portfolio asset management functions. Expenses for property management and fee-based services are recorded as property operating expenses.

         Based on TrizecHahn Corporation's strategic plan, we targeted general and administrative expense savings to be derived from our focus on the office portfolio and from both functional and office location consolidations. As a result of a comprehensive review of our operations for this purpose, we initiated a reorganization plan to simplify our management structure and centralize accounting, payroll and information services functions in Chicago. The reorganization plan will result in a net reduction of approximately 85 office employees by the end of 2002 in these areas. During the period we recorded as reorganization costs a charge of $13.9 million, to provide for employee severance, benefits and other costs associated with announced job redundancies as result of implementing the reorganization plan. Included in the reorganization charge are $2.2 million of non-cash costs, which include $1.2 million for the accelerated recognition of a portion of the entitlements pursuant to the escrowed share grant arrangement for certain U.S. employees and $1.0 million for the write-off of furniture, fixtures and leasehold costs at redundant locations.


         General and administrative expenses increased by approximately $3.3 million for the nine months ended September 30, 2001 compared with the prior year period, due primarily to the impact of share-based compensation arrangements, which were introduced in late 2000. General and administrative expenses for the nine months ended September 30, 2001 also includes $1.2 million of transition costs associated with implementing the reorganization plan. These costs were incurred for relocation, hiring and consulting services in connection with executing the plan.


         Interest expense


         Interest expense decreased by $88.1 million for the nine months ended September 30, 2001 compared with the same prior year period primarily due to the $67.5 million impact of $750 million of interest bearing parent advances, which were settled for the issuance of equity in December 2000. In addition, interest expense savings of $15 million from the disposition of non-core properties was partially offset by the $7.9 million impact of acquisitions and on-stream developments. The refinancing in May 2001, in which a special-purpose vehicle created by one of our subsidiaries issued $1.44 billion of commercial mortgage pass-through certificates, the proceeds of which were used to repay $1.16 billion of existing loans, generated $2.3 million of interest expense on the incremental refinancing proceeds. Interest expense also benefited from incremental interest capitalization of $7.5 million on equity invested in the retail/entertainment projects under development and the impact of a more favorable variable interest rate environment.


         Depreciation and Amortization


         For the nine months ended September 30, 2001, depreciation expense was $4.2 million higher than in the same prior year period due to the impact of acquisitions, on-stream properties and increased depreciation and amortization expense related to ongoing capitalized tenant installation costs, including amortization of deferred leasing costs, offset by the impact of dispositions.


         Losses from Securities Investments


         In June 2001, we fully provided for 100% of our cost in securities investments in certain building telecommunication and service providers, recording a $4.2 million charge, which was net of the immediate recognition of $3.5 million of deferred license revenue on licenses that were terminated, as events and circumstances confirmed that the decline in value of these assets was considered to be other than temporary. This provision comprised our investments in Allied Riser Communications Corporation, Broadband Office Inc., Cypress Communications Inc. and OnSite Access Inc., which were originally received at no cash cost in exchange for providing licenses for building access rights. After this provision, our only remaining building service provider investment is in Captivate Network Inc., a privately held company. The carrying value at September 30, 2001 is $11.2 million and is included in prepaid expenses and other assets.


         Derivative Losses

         As a result of the adoption of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," we recorded derivative losses of $0.5 million during the period, which represents the ineffective portion of all cash flow hedges.

         Income from Unconsolidated Real Estate Joint Ventures



         Income from unconsolidated real estate joint ventures decreased $0.9 million primarily due to the impact of interest expense attributable to the Desert Passage retail/entertainment project. As previously noted, the project came on-stream in August 2000 and was accounted for as a joint venture until March 31, 2001.



         Gain (loss) on Sales of Real Estate and Allowance for Loss on Properties Held for Disposition


         During the current period, we recorded a net loss of $2.5 million related to the sale of four non-core office properties and a residual land site. The prior year gain of $20.8 million related primarily to the sale of five non-core office properties.

         In the fourth quarter of 2000, we acquired three technology center development properties in Seattle, Boston and Chicago. We have been exploring alternatives other than developing these properties as technology centers. After considering alternatives, we decided to dispose of these properties in the near term in an orderly manner. Consequently, the three properties have been reclassified to properties held for disposition and we recorded an allowance for loss on sale of $62.9. The net book value of these properties after recording the allowance is $47.6 million.


         Income and Other Taxes


         Income and other taxes were $34.8 million lower for the period due to the fact that THUSA determined to elect REIT status effective as of January 1, 2001. Special counsel has opined that, as a REIT, THUSA should not be liable in the future for U.S. income taxes on the earnings from our U.S. office portfolio, to the extent that the requisite amount of those earnings is distributed. Accordingly, during the current year we did not provide for federal income taxes in the United States related to our office properties operations. In the first nine months of

2000, at which point we were not a REIT, our effective tax rate was 39.45%. As TrizecHahn Developments Inc. is currently outside the THUSA group, income taxes are at an effective rate of 35.0%.

         Included in income and other taxes are franchise, capital and alternative minimum taxes related to ongoing real estate operations. These current operating taxes for the nine months ended September 30, 2001 were $2.9 million compared with $6.1 million in 2000.


         Extraordinary Items


         On May 17, 2001, we retired early $1.16 billion of existing long-term debt, which we funded through the issuance by a special-purpose vehicle created by one of our subsidiaries of $1.44 billion of commercial mortgage pass-through certificates. As a consequence of these early retirements, we recorded an extraordinary loss of $18 million, consisting of contractual redemption premiums of $13.8 million and the write-off of unamortized deferred financing costs of $4.2 million.


         Cumulative Effect of Change in Accounting Principle


         As a consequence of implementing SFAS 133, we wrote off deferred financing charges of $0.3 million and reclassified the unrealized $4.4 million loss related to certain telecommunication securities from accumulated other comprehensive loss, a component of equity, to a cumulative effect of a change in accounting principle.

Comparison of the Year Ended December 31, 2000 to the Year Ended December 31,
1999

         The following is a table comparing our summarized operating results for the years, including other selected information.



                                                                   Year Ended
                                                                  December 31,
                                                           ----------------------------   Increase/         %
                                                              2000           1999        (Decrease)      Change
                                                           ------------  -------------- -------------- ------------
                                                                           (dollars in thousands)

Property revenues                                          $ 870,550     $    801,702   $     68,848        8.6%
Interest income                                                8,480            7,118          1,362       19.1
                                                           ------------  -------------- -------------- ------------
Total revenues                                               879,030          808,820         70,210        8.7
                                                           ------------  -------------- -------------- ------------
Property operating expenses                                  355,658          333,941         21,717        6.5
General and administrative                                    18,429           16,725          1,704       10.2
Interest expense                                             265,680          234,992         30,688       13.1
Depreciation and amortization                                154,118          133,352         20,766       15.6
Reorganization costs                                           6,680            4,950          1,730       34.9
                                                           ------------  ----------------------------- ------------
Total expenses                                               800,565          723,960         76,605       10.6
                                                           ------------  -------------- -------------- ------------


Income before allocation to minority interest, income
   from unconsolidated real estate joint ventures, gain
   (loss) on sale of real estate and allowance for loss
   on properties held for disposition, income taxes and
   extraordinary item                                         78,465           84,860         (6,395)      (7.5)
Minority interest                                                580            1,459           (879)     (60.2)
Income from unconsolidated real estate joint ventures         19,417           16,207          3,210       19.8
Gain (loss) on sale of real estate and allowance for loss
   on properties held for disposition                         33,185          (41,373)        74,558      180.2
(Provision for) benefit from income and other taxes          252,840          (22,815)       275,655    1,208.2
Extraordinary item                                            (1,491)               -         (1,491)       -
                                                           ------------  -------------- -------------- ------------
Net income                                                 $ 382,996     $     38,338   $    344,658      899.0%
                                                           ============  ============== ============== ============
Straight line rent adjustment                              $  24,458     $     30,787   $     (6,329)     (20.6)%
                                                           ============  ============== ============== ============
Lease termination fees                                     $   5,575     $     17,498   $    (11,923)     (68.1)%
                                                           ============  ============================= ============




         The table below presents selected operating information for our total portfolio and for our comparable portfolio of 71 properties that were owned both at December 31, 2000 and 1999 and in each case for the full year.



                                                                       Year Ended
                                                                      December 31,
                                                               ---------------------------   Increase/          %
                                                                  2000           1999        (Decrease)      Change
                                                               ------------  -------------  -------------  -----------
                                                                                (dollars in thousands)
Total Portfolio
   Office
     Property revenues                                         $  858,552    $   794,197    $    64,355        8.1%
     Property operating expenses                                  350,334        330,819         19,515        5.9
                                                               ------------  -------------  -------------  -----------
     Property operating income                                 $  508,218    $   463,378    $    44,840        9.7%
                                                               ============  =============  =============  ===========
   Retail
     Property revenues                                         $   11,998    $     7,505    $     4,493       59.9%
     Property operating expenses                                    5,324          3,122          2,202       70.5
                                                               ------------  -------------  -------------  -----------
     Property operating income                                 $    6,674    $     4,383    $     2,291       52.3%
                                                               ============  =============  =============  ===========
Comparable Portfolio
   Office
     Property revenues                                         $  680,637    $   642,698    $    37,939        5.9%
     Property operating expenses                                  301,480        289,737         11,743        4.1
                                                               ------------  -------------  -------------  -----------
     Property operating income                                 $  379,157    $   352,961    $    26,196        7.4%
                                                               ============  =============  =============  ===========
     Income from unconsolidated real estate joint
       ventures                                                $   14,925    $    14,939    $       (14)       -
                                                               ============  =============  =============  ===========



         Property Operating Income - Property Revenue less Property Operating Expense

         In 2000, continued broad-based improvement in the economy resulted in generally lower vacancy rates, as excess supply in the U.S. CBD office markets was gradually depleted as a result of positive absorption.

         The increase of $68.8 million in property revenues in 2000 compared with 1999 was the result of improved performance in the core market office properties and the full year benefit of acquisitions made in the first quarter of 1999, offset by the sale of 12 mature properties with low-growth profiles and a significantly reduced level of termination fees as compared to the prior year.

         For our total portfolio of 77 properties, for the year ended December 31, 2000, we signed leases totaling 8.2 million square feet (7.6 million square feet on a pro rata basis) and increased occupancy to 94.2% compared to 91.4% at December 31, 1999. We also achieved a $2.00 per square foot ($2.60 per square foot on a pro rata basis) increase in net rental rates on new and renewal leases as the portfolio benefited from its presence in downtown office buildings located in strong major markets.

         For our comparable portfolio of 71 properties, revenue growth was attributable to increased occupancy and rental rates. More specifically the growth reflects increased occupancy of 3 percentage points to 93.6% and increased rental rates in key markets such as New York, Houston and Chicago. For our 100% owned comparable portfolio of 63 properties, property revenue increased $37.9 million or 5.9%. Excluding termination fees from both periods, property revenue increased $49.7 million or 7.9%.


         Lease termination fees are an element of ongoing real estate ownership. In 2000, termination fees were $5.6 million. In 1999, termination fees were $17.5 million including an $8.0 million fee from a tenant at 3700 Bay Area Boulevard in Houston. These fees relate to specific tenants who have paid a fee to terminate their lease obligations before the end of the contractual term of their leases. As a practice, we actively manage these situations by maintaining close relationships with our tenants in order to better understand their short and long-term space needs so that we may reclaim space with below-market rent in buildings with a high probability of subsequent lease-up. Historically, annual amounts have averaged approximately $6 million for the total portfolio; however, we cannot predict with certainty the timing or amounts of future lease termination fees.


         Property revenue in 2000 also benefited by $25.8 million from the full year impact of 4.0 million square feet of acquisitions at three properties early in 1999. In addition, revenue increased by $6.3 million due to the completion, in late 2000, of 225,000 square feet at Beaumeade Corporate Park in Washington, D.C. and the 184,000-square-foot One Reston Place in Reston, Virginia. Also contributing to this increase, earlier in the year, a 269,000-square-foot building at the Palisades complex in Atlanta, Georgia came on-stream. The sale of 12 non-core properties, comprising 3.1 million square feet, during the second half of 2000 reduced property rental revenue by $5.7 million.

         The increase in retail property revenue of $4.5 million primarily reflects the impact of results from Fashion Outlet of Las Vegas prior to its sale in September 2000. Prior to August 1999, as a jointly controlled partnership, operating results were included in income from unconsolidated real estate joint ventures. The 5% joint venture position was acquired in order to facilitate the sale of this non-core asset.


         Property operating expenses, which include property taxes, utilities, repairs and maintenance, cleaning and other property related expenses and exclude depreciation and amortization expense, increased due to the portfolio composition changes described above. Excluding the impact on revenues of lease termination fees, our comparable office portfolio gross margin improved to 55.4% from 53.7% on a year-over-year basis. For our comparable portfolio, operating expenses increased mainly due to an increase in property taxes due to higher assessments in certain markets.


         Interest Income

         The $1.4 million increase in interest income reflects the impact of interest income earned on the proceeds from the disposition of 12 non-core office properties.

         General and Administrative Expense

         General and administrative expense includes expenses for corporate and portfolio asset management functions. Expenses for property management and fee-based services are recorded as property operating expenses. General and administrative expense increased by $1.7 million in 2000 compared to the prior year, due to the impact of share-based compensation arrangements that were introduced in November 2000 and costs associated with pursuit of technology center development sites in North America.

         Interest Expense

         Interest expense in 2000 increased by $30.7 million from 1999 levels primarily due to a $24.6 million increase in inter-company interest expense resulting from, on average approximately $120 million of higher levels of interest bearing parent advances, with all advances for the year at higher interest rates than the prior year. The balance of the increase was attributable to the $6.9 million full year impact of the acquisitions completed in the first quarter of 1999 and the $9.0 million impact of higher average debt balances during 2000, offset by partial year savings of $3.0 million related to debt repayments from the proceeds of dispositions in the later part of 2000 and the benefit of incremental capitalization of $7.0 million on equity invested in the retail/entertainment projects under development.

         Depreciation and Amortization

         Depreciation expense in 2000 was $20.8 million higher than the prior year due, in part, to the full year impact of the acquisitions made in early 1999 as well as the effects of development properties coming on-stream, offset by the impact of dispositions. Depreciation and amortization expense also increased due to additional tenant installation costs, including deferred leasing costs, which are amortized over the term of the respective lease.

         Reorganization Costs

         In 2000, we recorded a charge of $4.2 million for employee severance and benefits associated with the wind down of our retail/entertainment business. In addition, in each of 2000 and 1999, we incurred incremental professional advisory fees of $2.5 million and $5.0 million, respectively, in order to explore certain strategic transactions and to optimize our corporate structure for tax purposes, including REIT qualification.

         Income from Unconsolidated Real Estate Joint Ventures

         Income from unconsolidated real estate joint ventures increased by $3.2 million primarily due to the impact of the Desert Passage retail entertainment project coming on-stream in August 2000.


         Gain (Loss) on Sales of Real Estate and Allowance for Loss on Properties Held for Disposition


         In 2000, we recorded a gain of $36.9 million related to the sale of 12 non-core office properties and one retail outlet mall. At the end of 2000, consistent with our strategic plan to focus on the office business we decided to divest four non-core office properties and our three retail/entertainment centers. These properties were designated as held for disposition and a provision for loss of $3.7 million was recorded to write-down the carrying value of the office properties to net realizable value. As such, the total net gain for 2000 was $33.2 million. In 1999, we recorded a loss of $41.4 million related to the sale of retail development sites and recorded a provision for loss on the planned sale of Fashion Outlet of Las Vegas.

         Income and Other Taxes

         Income and other taxes are significantly affected on a comparative basis by the $311.7 million tax benefit related to THUSA's decision, at the end of 2000, to elect to become a REIT for U.S. federal income tax purposes commencing in 2001. Special counsel has opined that, as a REIT, we generally will not be liable in the future for U.S. income taxes on our earnings to the extent that the requisite amount of those earnings is distributed. As THUSA will not be liable for U.S. income taxes, the existing $365.0 million net deferred tax liability position relating to future years was eliminated at December 31, 2000 and credited to income. This deferred tax recovery was offset by the recording of a $53.3 million liability payable in fiscal 2002 resulting from the deemed liquidation, as a result of THUSA electing REIT status, of all of our subsidiary corporations.

         Excluding the impact of the decision to elect REIT status, the tax provision increased $36.0 million. This was due primarily to deferred tax expense recorded on gains in 2000 on property sales as compared to deferred tax benefits recorded on losses from property sales in 1999. In addition, franchise, capital and alternative minimum taxes increased by $8.2 million due to the transitional impact of modifying our corporate ownership structure in 1999 to facilitate future REIT conversion.

         Extraordinary Items

         In conjunction with property sales in 2000, we incurred prepayment premiums and wrote off unamortized deferred financing costs for the early retirement of debt in the amount of $1.5 million, net of a tax benefit of $0.8 million.

Comparison of the Year Ended December 31, 1999 to the Year Ended December 31,
1998

         The following is a table comparing our summarized operating results for the periods, including other selected information.



                                                                   Year Ended
                                                                  December 31,
                                                           ----------------------------  Increase/         %
                                                              1999           1998        (Decrease)      Change
                                                           ------------  -------------- -------------- ------------
                                                                           (dollars in thousands)
Property revenues                                          $ 801,702     $    523,982   $    277,720       53.0%
Interest income                                                7,118           12,601         (5,483)     (43.5)
                                                           ------------  -------------- -------------- ------------
Total revenues                                               808,820          536,583        272,237       50.7
                                                           ------------  -------------- -------------- ------------
Property operating expenses                                  333,941          222,087        111,854       50.4
General and administrative                                    16,725            8,966          7,759       86.5
Interest expense                                             234,992          160,929         74,063       46.0
Depreciation and amortization                                133,352           70,623         62,729       88.8
Reorganization costs                                           4,950                -          4,950        -
                                                           ------------  ----------------------------- ------------
Total expenses                                               723,960          462,605        261,355       56.5
                                                           ------------  -------------- -------------- ------------
Income before allocation to minority interest, income
   from unconsolidated real estate joint ventures,
   gain (loss) on sales of real estate and allowance
   for loss on properties held for disposition and
   income taxes                                               84,860           73,978         10,882       14.7
Minority interest                                              1,459            1,129            330       29.2
Income from unconsolidated real estate joint ventures         16,207           40,617        (24,410)     (60.1)
Gain (loss) on sales of real estate and allowance for
   loss on properties held for disposition                   (41,373)         534,967       (576,340)    (107.7)
(Provision for) benefit from income and other taxes          (22,815)        (248,382)       225,567       90.8
                                                           ------------  -------------- -------------- ------------
Net income                                                 $  38,338     $    402,309   $   (363,971)     (90.5)%
                                                           ============  ============== ============== ============
Straight line rent adjustment                              $  30,787     $     14,444   $     16,343      113.1%
                                                           ============  ============== ============== ============
Lease termination fees                                     $  17,498     $      6,213   $     11,285      181.6%
                                                           ============  ============== ============== ============



         The table below presents selected operating information for our total portfolio and for our comparable portfolio of 32 properties that we owned both at December 31, 1999 and 1998 and in each case for the full year.



                                                                       Year Ended
                                                                      December 31,
                                                               ---------------------------    Increase/         %
                                                                  1999          1998         (Decrease)       Change
                                                               -----------  --------------  --------------  -----------
                                                                               (dollars in thousands)
Total Portfolio
   Office
     Property revenues                                         $  794,197   $   464,442     $   329,755        71.0%
     Property operating expenses                                  330,819       199,037         131,782        66.2
                                                               -----------  --------------  --------------  -----------
     Property operating income                                 $  463,378   $   265,405     $   197,973        74.6%
                                                               ===========  ==============  ==============  ===========
   Retail
     Property revenues                                         $    7,505   $    59,540     $   (52,035)      (87.4)%
     Property operating expenses                                    3,122        23,050         (19,928)      (86.5)
                                                               -----------  --------------  --------------  -----------
     Property operating income                                 $    4,383   $    36,490     $   (32,107)      (88.0)%
                                                               ===========  ==============  ==============  ===========

Comparable Portfolio
   Office
     Property revenues                                         $  352,103   $   322,066     $    30,037         9.3%
     Property operating expenses                                  155,599       145,582          10,017         6.9
                                                               -----------  --------------  --------------  -----------
     Property operating income                                 $  196,504   $   176,484     $    20,020        11.3%
                                                               ===========  ==============  ==============  ===========

     Income from unconsolidated real estate joint
       ventures                                                $   14,939   $    14,809     $       130         0.9%
                                                               ===========  ==============  ==============  ===========



         Property Operating Income - Property Revenue less Property Operating Expense

         We made the decision early in 1998 to sell our retail portfolio and re-invest the proceeds into higher-yielding office assets, a process that we substantially completed in 1998 with some further office acquisitions occurring in early 1999. The additional revenue from the 20.2 million square feet of office properties acquired in late 1998 and 4.0 million square feet acquired in early 1999 significantly increased property revenue by $299.7 million as compared to the prior year. We also benefited in 1999 from improved office market conditions and the receipt of a significant termination fee.

         Property operating revenue is also significantly impacted by the fact that the majority of the retail properties that were sold were owned through joint venture partnerships and accounted for using the equity method and included in income from unconsolidated real estate joint ventures, whereas substantially all the acquired office properties are wholly owned and thereby consolidated. The $52.0 million decrease in retail property revenue relates to the sale of four 100% owned properties.

         For our total portfolio of 89 properties, for the year ended December 31, 1999, we signed leases totaling 7.1 million square feet (6.4 million square feet on a pro rata basis) and occupancy increased to 91.4% at year end compared with 90.4% at December 31, 1998. We also achieved a $1.90 per square foot ($1.87 per square foot on a pro rata basis) increase in net rental rates on new and renewal leasing, reflecting the impact of space rolling over at properties with in-place rents below market levels.

         For our comparable portfolio of 32 properties, revenue growth was attributable to increased occupancy and rental rates. More specifically, the growth reflects an increase in occupancy from 91.8% to 92.4% and increased rental rates in key markets such as New York, Houston and Dallas. For our 100% owned comparable portfolio of 24 properties, property revenue increased $30.0 million or 9.3%. Excluding termination fees from both periods, property revenue increased $29.6 million.

         Lease termination fees are an element of ongoing real estate ownership, and for the year ended December 31, 1999 we recorded $17.5 million of termination fees as compared to $6.2 million for the year ended December 31, 1998. In 1999 we recorded an $8.0 million fee from a tenant at 3700 Bay Area Boulevard in Houston. These fees relate to specific tenants who have paid a fee to terminate their lease obligations before the end of the contractual term of their leases. We actively manage these situations by maintaining close relationships with our tenants in order to better understand their short and long-term space needs so that we may reclaim space with below-market rent in buildings with a high probability of subsequent lease-up.

         Property operating expenses, which include property taxes, utilities, repairs and maintenance, cleaning and other property related expenses and exclude depreciation and amortization expense, increased due to the significant portfolio composition changes described above. Excluding the impact on revenues of lease termination fees, our comparable office portfolio gross margin for 1999 improved to 55.1% from 54.1% in 1998. For our comparable portfolio, operating expenses increased mainly due to an increase in property taxes due to higher assessments.


         Interest Income

         The $5.5 million decrease in interest income for 1999 compared with 1998 reflects the impact in 1998 of interest income earned on proceeds from the disposition of the retail portfolio prior to redeployment into office acquisitions.

         General and Administrative Expense

         General and administrative expense includes expenses for corporate and portfolio asset management functions. Expenses for property management and fee-based services are recorded as property operating expenses.

         The increase in general and administrative expenses on a year-over-year basis of $7.8 million relates to the significant increase in size of our office portfolio due to the acquisition of 57 properties representing 24.2 million square feet, which occurred from early 1998 onwards. During 1998 and 1999, additional personnel were hired, primarily in Chicago, to manage the expanded portfolio.

         Interest Expense

         On a year-over-year basis, interest expense increased by $74.1 million primarily due to the effects of higher debt levels associated with office property acquisitions, especially in the latter part of 1998 and in the early part of 1999, offset by interest expense savings from debt repayments from the proceeds of disposition of the retail portfolio in 1998. The net impact of acquisition and disposition activities was $48.2 million on a year-over-year basis. In addition, intercompany interest expense increased by $28.7 million on a year-over-year basis due to increased levels of parent advances, on average approximately $350 million higher than the prior year, and at higher interest rates.

         Depreciation and Amortization Expense

         Depreciation expense was $62.7 million higher in 1999 compared with the prior year due primarily to the full year impact of the acquisitions made during 1998 and early 1999, offset by the impact of the retail portfolio sale. Depreciation and amortization expense also increased due to additional tenant installation costs including deferred leasing costs, which are amortized over the term of the respective lease.

         Reorganization Costs

         In 1999, we incurred incremental professional advisory fees of $5.0 million, in order to explore certain strategic transactions and to optimize our corporate structure for tax purposes, including REIT qualification.

         Income from Unconsolidated Real Estate Joint Ventures

         Income from unconsolidated real estate joint ventures decreased by $24.4 million primarily due to the sale in 1998 of the retail portfolio. Of the properties sold, 17 were owned in joint venture partnerships and were accounted for under the equity method, contributing $24.8 million in income in 1998.


         Gain (Loss) on Sale of Real Estate and Allowance for Loss on Properties Held for Disposition


         In April 1998, we entered into an agreement to sell our retail center portfolio. The agreement provided for staged multiple closings, which were all completed by December 1998 and resulted in the recording of a net gain on sale of $535.0 million, before taxes. The aggregate proceeds from sale were approximately $2.6 billion. In 1999, we sold certain non-core retail assets and committed at that time to sell the one remaining retail outlet mall. As a result we recorded an estimated loss of $41.4 million.

         Income and Other Taxes

         The significant reduction in income and other taxes in 1999 compared with 1998 relates to the recording of deferred taxes in the amount of $204.9 million on the $535.0 million retail portfolio gain on sale in 1998. We deferred a substantial portion of the approximately $1.2 billion taxable gain and current income taxes associated with this transaction by using the net proceeds from the sales of 12 of the properties to acquire other U.S. properties in accordance with the "like-kind exchange" provisions of the Internal Revenue Code of 1986, as amended. Available net operating losses were utilized to offset taxable gains and, as such, cash taxes otherwise payable, generated by the sale of the other properties.

Liquidity and Capital Resources

         Our objective is to ensure, in advance, that there are ample resources to fund ongoing operating expenses, capital expenditures, debt service requirements, current development costs not covered by construction loans and the distributions required to maintain REIT status. In the next 12 months we believe our needs will be fully funded through existing cash balances and cash flows provided by operating and financing activities.

         Beyond the next 12 months we expect to meet liquidity requirements for scheduled debt maturities, non-recurring capital improvements and future property acquisitions or developments through the refinancing of mortgage debt and cash flows from operations. In addition, dispositions of properties, in particular the planned sale of the three retail/entertainment centers once lease-up and stabilization is complete, will provide additional liquidity.


         Financial flexibility will be provided through revolving credit facilities. On August 10, 2001 our $300 million credit facility matured. We have negotiated a three-year, $350 million senior unsecured revolving credit facility. In December 2001, $200 million of the facility was committed and closed with a group of four banks. The remaining $150 million of the facility has been syndicated to a group of seven banks and closed in early January 2002. The interest rate applicable to borrowing under the credit facility is to be equal to the LIBOR rate or the base rate in effect from time-to-time plus a spread, which will be dependent on our total leverage, or, if we have achieved an investment grade credit-rating from two rating agencies, on our credit rating.

         The amount of the credit facility available at any time, is determined by the unencumbered properties that we, or our subsidiaries that guarantee the credit facility, own and that satisfy certain conditions of eligible properties. We are subject to covenants customary for credit facilities of this nature, including financial covenants, restriction on other indebtedness, restriction on encumbrances of properties that we use in determining our borrowing capacity and certain customary investment restrictions. The credit facility is available for general corporate purposes, including dividends and distributions to our stockholders.

         For REIT qualification purposes and to provide sufficient funding required by TrizecHahn to complete the corporate reorganization we expect to make distributions prior to the effective date of the corporate reorganization. In addition, advances to, and from, our parent and affiliates will be repaid prior to the completion of the corporate reorganization. These distributions and repayments will be funded from a combination of cash on hand, and borrowings under our revolving credit facility. We currently expect to borrow approximately $226,000 on that facility. The ultimate amount to be borrowed under the revolving credit facility will be determined by such variables as the actual amount of the distributions, and the actual cash position of the Company at the time the distributions are made. We will not rely on advances from our parent and affiliated companies subsequent to the corporate reorganization.

         After completion of the corporate reorganization, we expect to make three quarterly dividend distributions of $0.0875 per share to the holders of our common stock in the final three quarters of 2002. Commencing in the first quarter of 2003 and thereafter, we intend to make distributions to the holders of our common stock and special voting stock at least equal to our taxable income each year through regular quarterly dividends.


         After dividend distributions, our remaining cash from operations will not be sufficient to allow us to retire all of our debt as it comes due. Accordingly, we will be required to refinance maturing debt or repay it utilizing proceeds from property dispositions or the issuance of equity securities. There can be no assurance that such financing or proceeds will be available or be available on economical terms when necessary in the future.


         At September 30, 2001 we had $408.2 million in cash and cash equivalents. The increase since December 31, 1998 of $329.7 million is a result of the following cash flows:



                                                     Nine Months
                                                       Ended
                                                    September 30,       Years Ended December 31,          Total
                                                                      ------------------------------
                                                         2001             2000            1999           Period
                                                   -----------------  --------------  --------------  --------------
                                                                        (dollars in thousands)

Cash provided by operating activities              $      378,114     $   113,121     $   490,705     $   981,940

Cash used for investing activities                       (439,023)        (52,724)       (873,176)     (1,364,923)

Cash provided by (used in) financing activities           398,957         (70,554)        384,250         712,653
                                                   -----------------  --------------  --------------  --------------
                                                   $      338,048     $   (10,157)    $     1,779     $   329,670
                                                   =================  ==============  ==============  ==============


         The increase in cash provided by operating activities in 2001 was primarily due to an increase in operating results from the core market portfolio and three recent acquisitions, offset by the sale of 16 non-core office properties during 2000 and 2001. In 1998, we sold our retail portfolio and redeployed the $1.2 billion of net proceeds into office acquisitions substantially completing the process in 1998, with some further acquisitions occurring in early 1999. Operating cash flows are impacted by "1031 exchange" transactions, as disposition proceeds of $87.4 million in 2000 and $294.2 million in 1998, which were contributed to escrow and restricted cash accounts, were released in the subsequent periods.

         Net cash used for investing activities reflects the ongoing impact of expenditures on recurring and non-recurring tenant installation costs and capital expenditures and the impact of acquisitions, developments and dispositions.

Tenant Installation Costs and Capital Expenditures

         Tenant Installation Costs

         Our office properties require periodic investments of capital for tenant installation costs related to new and renewal leasing. For comparative purposes, the absolute total dollar amount of tenant installation costs in any given period is less relevant than the cost on a per square foot basis. This is because the total is impacted by the square footage both leased and occupied in any given period. Tenant installation costs consist of tenant allowances and leasing costs. Leasing costs include leasing commissions paid to third-party brokers representing tenants and costs associated with dedicated regional leasing teams who represent us and deal with tenant representatives. The following table reflects tenant installation costs for the total portfolio, including our share of such costs incurred by non-consolidated joint ventures, for both new and renewal office leases that commenced during the respective year, regardless of when such costs were actually paid. The square feet leased data in the table represents the pro rata owned share of square feet leased.




                                                       Nine Months Ended
                                                         September 30,                Years Ended December 31,
                                                   --------------------------  ----------------------------------------
                                                      2001          2000          2000          1999          1998
                                                   ------------  ------------  ------------  ------------  ------------
                                                              (in millions, except per square foot amounts)
Square feet leased
         - new leasing                                  1.9           3.1           4.8           3.7           3.2
         - renewal leasing                              2.1           1.9           2.8           2.7           1.9

Tenant installation costs                            $ 45.2         $55.5        $ 88.0        $102.4        $ 85.0


Tenant installation costs per square foot            $   11        $   11        $   12        $   16        $   17

Tenant allowance costs per square foot               $    6        $    6        $    7        $   10        $   12



         For the nine months ended September 30, 2001, of the $45.2 million office tenant installation costs, only approximately $9.6 million or $5 per square foot (nine months ended September 30, 2000 - $10.5 million or $6 per square foot; year ended December 31, 2000 - $16 million or $6 per square foot; year ended December 31, 1999 - $31 million or $11 per square foot; year ended December 31, 1998 - $11 million or $6 per square foot) was incurred to renew existing tenants.

         Over the periods presented, tenant installation costs per square foot have generally trended downward reflecting the impact of broad-based economic improvement and most markets having reached supply and demand equilibrium. Due to the mix of leasing during the nine months ended September 30, 2001, tenant installation costs per square foot are not necessarily representative of anticipated costs per square foot for the balance of the year. Later in 2001, significant scheduled large tenant lease expirations occurred in the Dallas, Washington, D.C. area and Los Angeles portfolios. In order to re-lease these large blocks of space, tenant installation costs on a per-square-foot basis are anticipated to rise. Estimated tenant installation costs required to address vacancy at Galleria Towers in Dallas will be mitigated by the expected receipt of a contractual termination fee of approximately $4.7 million in the fourth quarter of this year.


         Capital Expenditures


         To maintain the quality of our properties and preserve competitiveness and long-term value, we pursue an ongoing program of capital expenditures, certain of which are not recoverable from tenants. For the nine months ended September 30, 2001, recurring capital expenditures for the total portfolio, including our share of such expenditures incurred by non-consolidated joint ventures, were $4.8 million or $0.12 per square foot, compared with $7.0 million or $0.16 per square foot for the nine months ended September 30, 2000. In 2000, such recurring capital expenditures were $8.3 million or $0.19 per square foot as compared with $9.5 million or $0.17 per square foot in 1999 and $9.1 million or $0.31 per square foot in 1998. Recurring capital expenditures include for example the cost of roof replacement and the cost of replacing heating, ventilation, air conditioning and other building systems. Management believes that recurring capital expenditures for the office portfolio will average approximately $0.15 - $0.20 per square foot on an annual basis.

         In addition to recurring capital expenditures, expenditures are made in connection with non-recurring events such as code-required enhancements and upgrades to common areas, lobbies and elevators. Furthermore, as part of our office acquisitions, we have routinely acquired and repositioned properties, many of which have required significant capital improvements due to deferred maintenance and the existence of shell space requiring initial tenant build-out at the time of acquisition. Some of these properties required substantial renovation to enable them to compete effectively. We take these capital improvement and new leasing tenant inducement costs into consideration at the time of acquisition when negotiating our purchase price. For the nine months ended September 30, 2001, total non-recurring capital expenditures for the total portfolio, including our share of such expenditures incurred by non-consolidated joint ventures, were $9.3 million, compared with $15.3 million for the nine months ended September 30, 2000. For 2000, such non-recurring capital expenditures totalled $45 million compared with $19.8 million in

1999 and $12.2 million in 1998. Management anticipates that non-recurring capital expenditures for the existing portfolio will decline in future years as properties acquired in 1998 and 1999 are brought to standard and repositioning is completed.


         Reconciliation to Combined Consolidated Statements of Cash Flows

         The above information includes actual tenant installation costs, including leasing costs, and capital expenditures for the total portfolio, including our share of such costs and expenditures incurred by non-consolidated joint ventures, for leases that commenced during the periods presented. The amounts included in the combined consolidated statements of cash flows represent the cash expenditures made during the periods excluding our share of such costs and expenditures incurred by non-consolidated joint ventures. The reconciliation between the above amounts and the combined consolidated statements of cash flows is as follows:




                                                      Nine Months Ended
                                                        September 30,               Years Ended December 31,
                                                    -----------------------  ----------------------------------------
                                                       2001        2000         2000          1999          1998
                                                    -----------  ----------  ------------  ------------  ------------
                                                                         (dollars in thousands)
Tenant installation costs, including leasing costs  $  45,183    $  54,494   $  87,983      $102,381     $  84,968
Capital expenditures:
         Recurring                                      4,810        7,039       8,342         9,549         9,081
         Non-recurring                                  9,314       15,268      44,930        19,748        12,229
                                                    -----------  ----------  ------------  ------------  ------------
                                                       59,307       77,801     141,255       131,678       106,278
Pro rata joint venture activity                        (6,934)     (10,682)    (16,430)      (21,907)      (13,148)
Timing differences                                     25,427        4,111       3,159       (10,907)      (20,391)
Retail activity                                             -        1,465       1,465           879        10,499
                                                    -----------  ----------  ------------  ------------  ------------
Total tenant improvements, leasing costs and
  capital expenditures per combined consolidated
  statement of cash flows                           $  77,800    $  72,695   $ 129,449     $  99,743     $  83,238
                                                    ===========  ==========  ============  ============  ============




Acquisitions, Development and Dispositions

         Acquisitions

         As previously described, in the second quarter of the current year we purchased three office properties in existing core markets for a price of approximately $181.7 million. The net equity invested after acquisition financing of $27.5 million was $154.2 million.



         Developments

         Development expenditures reflect completion during 2000 of Beaumeade Corporate Park in Washington, D.C., One Reston Place in Reston, Virginia and 3100 North Parkway in Marietta, Georgia for an aggregate cost of $60.9 million.

         In addition, development expenditures were incurred for One Alliance Center during 2000 and 2001. The project, located in Buckhead, Georgia, a strong sub-market in Atlanta, opened in early October 2001. This $100 million, 560,000-square-foot building is the first phase of a four-building complex and is currently 70% leased. Major tenants include Security First, Towers Perrin and BBDO South. The remaining three phases, totalling a potential 1.2 million square feet of office space, will only be developed once substantially pre-leased.


         Consistent with our strategy to focus on the core U.S. office business, we have decided to divest our non-core retail/entertainment assets. The following table sets forth key information as of September 30, 2001 with respect to the retail/entertainment properties that we are holding for disposition. Our economic interest is 100% unless otherwise noted. Total costs shown in the table are net of proceeds from the sale of land and tenant acquired space and include all direct costs, including initial costs to rent, interest expense on general and specific debt and other direct costs considered applicable. The pro rata cost and pro rata book value at September 30, 2001, shown in the following table represent our economic share and costs net of government contributions. The data for Paseo Colorado includes 153,000 square feet owned directly by a department store anchor, and the leasing status excludes this space. Our economic ownership interest for the Hollywood & Highland Hotel at September 30, 2001 was 84.5%. We expect that our economic ownership interest will increase to 91% as a consequence of our joint venture partner's conversion of $5 million of equity into debt.



                                                                                                         Pro Rata
                                                                                                        Book Value
Project Name              Location            Completion/    Total                  Total    Pro Rata   September
                                               Expected       Area    Owned Area    Cost       Cost      30, 2001
(Ownership)                                   Completion   (sq. ft.)   (sq. ft.)  ($ mil.)   ($ mil.)    ($ mil.)      Leased
--------------------------------------------------------------------------------------------------------------------------------
Desert Passage            Las Vegas, NV          Aug. 2000    475,000     475,000       290        290         288.9      90.0%

Paseo Colorado            Pasadena, CA          Sept. 2001    565,000     412,000       135        110          69.8      89.0%
Hollywood & Highland
     Retail               Los Angeles, CA        Nov. 2001    645,000     645,000       480        380         339.4      88.0%
     Hotel (91%)          Los Angeles, CA        Dec. 2001    600,000     546,000       175        160         129.4        N/A
                                                           ---------------------------------------------------------------------
                                                            1,245,000   1,191,000       655        540         468.8      88.0%
                                                           ---------------------------------------------------------------------
                                                            2,285,000   2,078,000     1,080        940         827.5      89.0%
                                                           =====================================================================


         At September 30, 2001, our share of expenditures required to complete these properties under development was $112.5 million for which construction financing facilities have been arranged.

         Our Hollywood and Highland and Desert Passage properties depend on tourism for a significant portion of their visitors. It is likely that near-term operating results for these properties will be lower than originally anticipated as a result of the decline in tourism following the September 2001 terrorist attacks.

         In addition, the Aladdin Hotel and Casino, which adjoins Dessert Passage in Las Vegas, Nevada, filed for Chapter 11 reorganization on September 28, 2001. Although the Aladdin Hotel and Casino remain in operation and we are hopeful that an experienced operator will be put in place through the reorganization process, the number of visitors at Desert Passage and, accordingly, its near operating results may be negatively impacted.



         Dispositions

         In 2001, we sold four non-core properties generating net proceeds, after debt repayment, of $102.9 million. During 2000, we sold 12 non-core office properties and generating net proceeds, after debt repayment, of $205.2 million.


         Our total investment in the three retail/entertainment projects is expected to be approximately $940 million or $410 million net of construction financing. Our plan calls for an orderly disposition, optimizing value over reasonable sales periods. Planned disposition timelines will allow us to achieve stabilized income in order to optimize realized values. Net proceeds will be redeployed into our core office portfolio or used to repay mortgage debt.


         Our ability to execute the disposition plan for these assets, as currently contemplated, is dependent upon the future economic environment, joint venture considerations and local property market conditions.

Financing Activities


         Cash provided by financing activities during the first nine months of 2001 primarily reflects the impact of the net increase in refinancing proceeds from the May 2001 CMBS transaction. Cash provided by financing activities decreased in 2000 compared with 1999 primarily as a result of no property acquisition related financing in 2000 and increased debt repayments due to a higher level of dispositions in 2000, partially offset by an increased level of parent advances, which funded pre-construction financing equity requirements for the retail/entertainment projects under development.

         On September 30, 2001 our combined consolidated debt was approximately $3.0 billion. The weighted average interest rate on our debt was 6.20% and the weighted average maturity was approximately 5.5 years. The table that follows summarizes the mortgage and other loan debt at September 30, 2001, December 31, 2000 and December 31, 1999:




Debt Summary                                                        September 30,             December 31,
                                                                                      ------------------------------
                                                                        2001              2000            1999
                                                                  ------------------  --------------  --------------
                                                                               (dollars in thousands)
Balance:
     Fixed rate                                                   $     2,158,862       $1,609,480      $1,762,701
     Variable rate                                                        844,520          717,427         824,489
                                                                  ------------------  --------------  --------------
       Total                                                      $     3,003,382       $2,326,907      $2,587,190
                                                                  ==================  ==============  ==============
   Collateralized                                                 $     2,938,379     $  2,278,408    $  2,543,877
   Unsecured                                                               65,003           48,499          43,313
                                                                  ------------------  --------------  --------------
     Total                                                        $     3,003,382     $  2,326,907    $  2,587,190
                                                                  ==================  ==============  ==============
Percent of total debt:
     Fixed rate                                                            71.9%             69.2%           68.1%
     Variable rate                                                         28.1%             30.8%           31.9%
                                                                  ------------------  --------------  --------------
       Total                                                              100.0%            100.0%          100.0%
                                                                  ==================  ==============  ==============
Weighted average interest rate at period end:
     Fixed rate                                                            6.91%             7.13%           7.12%
     Variable rate                                                         4.37%             7.99%           7.47%
                                                                  ------------------  --------------  --------------
       Total                                                               6.20%             7.39%           7.23%
                                                                  ==================  ==============  ==============
Leverage ratio:
     Net debt to net debt plus book equity                                 49.3%             46.0%           62.1%
                                                                  ==================  ==============  ==============



         As at September 30, 2001, we had fixed the interest rates on $150 million (as at December 31, 2000 - nil; 1999 - $12.7 million) of the debt classified, as fixed in the above table, by way of interest rate swap contracts with a weighted average interest rate of 6.01% and maturing on March 15, 2008.

         The variable rate debt shown above bears interest based primarily on various spreads over LIBOR. The leverage ratio is the ratio of mortgage and other debt less cash and cash equivalents, or "net debt," to the sum of net debt and the book value of owner's equity.

         The increase in our leverage ratio from December 31, 2000 to September 30, 2001 reflects the fact that on May 17, 2001, we refinanced $1.16 billion of existing long-term debt through the private placement issuance by a special-purpose vehicle created by one of our subsidiaries of $1.44 billion of commercial mortgage pass-through certificates. The certificates are backed by mortgages that secure loans on 28 U.S. office properties that have maturities of five, seven and 10 years. At September 30, 2001, the weighted average cost of this debt was 5.5% and it replaced existing debt at 7.1%. The transaction addressed near-term maturities of existing debt and also increased the ratio of fixed-rate debt to total debt to 71.9% at September 30, 2001 compared with 69.2% at the end of 2000. The significant decrease in our leverage ratio from December 31, 1999 to December 31, 2000 reflects the settlement of $750 million of parent advances through the issuance of an equal amount of equity.


         The table below segregates long-term debt repayments between our office group and retail properties that are held for disposition.




                                                          Mortgage Debt
                                                 ---------------------------------       Other
                                                     Office           Retail             Loan             Total
                                                 ---------------- ----------------  ----------------  ---------------
                                                                       (dollars in thousands)
Principal repayments due in
Balance of        2001                           $       4,189    $           -     $      40,049     $      44,238
                  2002                                  80,340           86,314             2,341           168,995
                  2003                                 165,108          228,680             2,181           395,969
                  2004                                 361,028                -             1,593           362,621
                  2005                                  92,607                -               793            93,400
Subsequent to     2005                               1,920,113                -            18,046         1,938,159
                                                 ---------------- ----------------  ----------------  ---------------
Total                                            $   2,623,385    $     314,994     $      65,003     $   3,003,382
                                                 ================ ================  ================  ===============
Weighted average interest rate as at
   September 30, 2001                                      6.34%            4.78%             7.41%            6.20%
                                                 ================ ================  ================  ===============
Weighted average term to maturity                       5.6 yrs.         1.4 yrs.         18.3 yrs.         5.5 yrs.
                                                 ================ ================  ================  ===============
Percentage of fixed rate debt                              80.0%              - %             94.1%            71.9%
                                                 ================ ================  ================  ===============




         Due to our intention to dispose of the three retail/entertainment centers, the mortgage debt relating to these properties is all on a floating rate basis.


         The combined consolidated mortgage and other debt information presented above does not reflect indebtedness secured by property owned in joint venture partnerships as they are accounted for under the equity method. At September 30, 2001 our pro rata share of this debt amounted to $350.5 million (December 31, 2000 - $432.4 million; December 31, 1999 - $326.9 million).


Market Risk


         Market risk is the risk of loss from adverse changes in market prices and interest rates. Our future earnings, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates. The primary market risk facing us is long-term indebtedness, which bears interest at fixed and variable rates. The fair value of our long-term debt obligations is affected by changes in market interest rates. We manage our market risk by matching long-term leases on our properties with long-term fixed rate non-recourse debt of similar durations. At September 30, 2001, approximately 66.9% or $2,008.9 million of our outstanding debt has fixed interest rates, which minimizes the interest rate risk until the maturity of such outstanding debt.

         We utilize certain derivative financial instruments at times to limit interest rate risk. Interest rate protection agreements are used to convert variable rate debt to a fixed rate basis or to hedge anticipated financing transactions. Derivatives are used for hedging purposes rather than speculation. We do not enter into financial instruments for trading purposes. We have entered into hedging arrangements with financial institutions we believe to be creditworthy counterparties. Our primary objective when undertaking hedging transactions and derivative positions is to reduce our floating rate exposure, which, in turn, reduces the risks that variable rate debt imposes on our cash flows. Our strategy protects us against future increases in interest rates. At September 30, 2001, we had hedge contracts totaling $150 million. The hedging agreements convert variable rate debt at LIBOR + 0.37% to a fixed rate of 5.967% and mature on March 15, 2008. We will consider entering into additional hedging agreements with respect to all or a portion of our variable rate debt. We may borrow additional money with variable rates in the future. Increases in interest rates could increase interest expense, which, in turn, could affect cash flows and our ability to service our debt. As a result of the hedging agreements, decreases in interest rates could increase interest expense as compared to the underlying variable rate debt and could result in us making payments to unwind such agreements.

         At September 30, 2001, our total outstanding debt was approximately $3,003.4 million, of which approximately $844.5 million was variable rate debt after the impact of the hedge agreements. At September 30, 2001, the average interest rate on variable rate debt was approximately 4.37%. Taking the hedging agreements into consideration, if market interest rates on our variable rate debt were to increase by ten percent (or approximately 43 basis points), the increase in interest expense on the variable rate debt would decrease future earnings and cash flows by approximately $3.6 million annually. If market rates of interest increased by 10% the fair value of the total debt outstanding would decrease by approximately $57.5 million.

         If market rates of interest on the variable rate debt decrease by 10% (or approximately 43 basis points), the decrease in interest expense on the variable rate debt would increase future earnings and cash flows by approximately $3.6 million annually. If market rates of interest decrease by 10%, the fair value of the total outstanding debt would increase by approximately $60.0 million.


         These amounts were determined solely by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take such actions to further mitigate its exposure to the change. Due to the uncertainty of specific actions we may undertake to minimize possible effects of market interest rate increases, this analysis assumes no changes in our financial structure.

Competition

         The leasing of real estate is highly competitive. We compete for tenants with lessors and developers of similar properties located in our respective markets primarily on the basis of location, rent charged, services provided, and the design and condition of our buildings. We also experience competition when attempting to acquire real estate, including competition from domestic and foreign financial institutions, other REITs, life insurance companies, pension trusts, trust funds, partnerships and individual investors.

Environmental Matters

         We believe, based on our internal reviews and other factors, that the future costs relating to environmental remediation and compliance will not have a material adverse effect on our financial position, results of operations or liquidity. For a discussion of environmental matters, see "Risk Factors - Environmental problems at our properties are possible, may be costly and may adversely affect our operating results or financial condition" in this information statement.

Newly Issued Accounting Standards


         In December 1999, the Securities Exchange Commission issued Staff Accounting Bulletin, or SAB, No. 101, Revenue Recognition, which outlines basic criteria that must be met to recognize revenue and provides guidance for the presentation of revenue and for disclosure related to revenue recognition policies in financial statements. The adoption of SAB 101 had no significant impact on us.


         In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." These new standards eliminate pooling as a method of accounting for business combinations, and feature new accounting rules for goodwill and intangible assets. We are currently assessing the impact of the adoption of this standard. SFAS No. 141 is effective for business combinations initiated from July 1, 2001. SFAS No. 142 will be adopted on July 1, 2002.


         On October 3, 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business." SFAS No. 144 requires long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. We adopted this standard on January 1, 2002 and are currently assessing the impact of implementing this standard.

Inflation

         Substantially all of our leases provide for separate property tax and operating expense escalations over a base amount. In addition, many of our leases provide for fixed base rent increases or indexed increases. We believe that inflationary increases may be at least partially offset by these contractual rent increases.

Funds from Operations

         Management believes that funds from operations, as defined by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, to be an appropriate measure of performance for an equity REIT. While funds from operations is a relevant and widely used measure of operating performance of equity REITs, it does not represent cash flows from operations or net income as defined by GAAP, and it should not be considered as an alternative to these indicators in evaluating our liquidity or operating performance.


         The following table reflects the calculation of funds from operations for the nine months ended September 30, 2001 and 2000 and for the years ended December 31, 2000, 1999 and 1998:



                                                   Nine Months Ended               Years Ended December 31,
                                                     September 30,
                                               --------------------------  -----------------------------------------

                                                  2001          2000           2000          1999          1998
                                               ------------  ------------  ------------- ------------- -------------
                                                                      (dollars in thousands)

Income before allocation to minority
  interest, income from unconsolidated
  real estate joint ventures, gain (loss)
  on sale of real estate and allowance for
  loss on properties held for disposition,
  income taxes, extraordinary item and
  cumulative effect of a change in
  accounting principle                         $ 131,753     $   61,021    $  78,465     $  84,860     $  73,978

Add/(deduct):
  Income from unconsolidated real estate
   joint ventures                                 14,287         15,181       19,417        16,207        40,617
  Depreciation and amortization (real estate
   related) including share of unconsolidated
   real estate joint ventures                     126,035       119,946       161,841       142,232       85,896
  Current operating taxes                          (2,885)       (6,077)       (9,406)       (1,188)      (2,044)
                                               ------------  ------------  ------------- ------------- -------------
Funds from operations (1)                         269,190       190,071       250,317       242,111      198,447

  Less straight-line rent adjustments             (15,400)      (18,526)      (24,458)      (30,787)     (14,444)
  Add straight-line ground rent adjustments         2,315         2,326         2,508         2,560        1,480
                                               ------------  ------------  ------------- ------------- -------------
Adjusted funds from operations                 $  256,105    $  173,871    $  228,367    $  213,884    $ 185,483
                                               ============  ============  ============= ============= =============



(1) The White Paper on Funds from Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, in March 1995 defines funds from operations as net income
         (loss), computed in accordance with GAAP, excluding gains (or losses) from debt restructuring and sales of properties, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. In November 1999, NAREIT issued a National Policy Bulletin effective January 1, 2000 clarifying the definition of funds from operations to include all operating results, both recurring and non-recurring, except those defined as extraordinary under GAAP. We believe that funds from operations is helpful to investors as a measure of the performance of an equity REIT because, along with cash flows from operating activities, financing activities and investing activities, it provides investors with an indication of our ability to incur and service debt, to make capital expenditures and to fund other cash needs. We compute funds from operations in accordance with standards established by NAREIT, which may not be comparable to funds from operations reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do. Funds from operations does not represent cash generated from operating activities in accordance with GAAP, nor does it represent cash available to pay distributions and should not be considered as an alternative to net income, determined in accordance with GAAP, as an indication of our financial performance or to cash flows from operating activities, determined in accordance with GAAP, as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions.

                                    BUSINESS

Overview


         We will be the second largest fully integrated, self-managed, publicly traded office company in the United States based on the square footage of our owned and managed office properties as of September 30, 2001. At September 30, 2001, we had total assets of $6.3 billion and owned interests in or managed 76 office properties containing approximately 49 million square feet, with our pro rata ownership interest totaling approximately 41 million square feet. Based on square footage, approximately 77% of our buildings are located in central business districts, or CBDs, of major U.S. cities, including Atlanta, Chicago, Dallas and Houston and the Los Angeles, New York and Washington, D.C. areas, and approximately 76% of our buildings are Class A. We consider Class A office buildings to be buildings that are professionally managed and maintained, that attract high-quality tenants and command upper-tier rental rates and that are modern structures or have been modernized to compete with newer buildings. We also own land and development rights which would allow us to develop an additional 6.5 million square feet of office properties in key cities in the United States when and if market conditions warrant.

         We are also completing the stabilization of three destination-oriented retail and entertainment centers. We intend to complete the leasing of these projects to achieve stable operating cash flows and then to dispose of these assets in an orderly fashion over the next several years.


         Trizec (USA) Holdings, Inc. was incorporated in Delaware on October 25, 1989 and changed its name to TrizecHahn (USA) Corporation in 1996. We will elect to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing in 2001. As a REIT, we generally will not be subject to U.S. federal income tax if we distribute 100% of our taxable income and comply with a number of organizational and operational requirements.

         We own our office property portfolio through our wholly owned subsidiary, TrizecHahn Office Properties Inc., and through some of its subsidiaries, including TrizecHahn Centers Inc. Our affiliate, TrizecHahn Developments Inc., or THDI, currently owns and manages our retail/entertainment projects. THDI was distributed out of our company in September 1999 and is currently an indirect, wholly owned subsidiary of our ultimate parent company, TrizecHahn Corporation. As part of the corporate reorganization of TrizecHahn Corporation, THDI will be contributed back to us.

Business and Growth Strategies

         Our goal is to increase stockholder value through sustained growth in operating cash flow, thereby increasing the value of our portfolio. In the near term, we believe we can achieve our goal through the following strategies:

         o intensively managing our properties and our portfolio to maximize net operating income;

         o  improving the efficiency and productivity of our operations; and

         o  maintaining a prudent and flexible capital plan.

         Intensively Managing Our Properties and Our Portfolio


         By intensively managing our properties, we expect to maximize the property operating income, or POI, from our properties. We define POI as our total rental revenue including tenant recoveries and parking, fee and other income less our operating expenses and property taxes, and including our share of property net operating income from unconsolidated real estate joint ventures. This measure excludes property related depreciation and amortization expense. To maximize POI, we have focused on:


         o narrowing the gap between market rents and in-place rents as leases for our properties expire, and

         o  increasing occupancy in our properties.


         In the first nine months of 2001, average net rental rates on 4.4 million square feet of new and renewal leases increased $2.00 per square foot. This increase reflected the impact of re-leasing space in properties with in-place rents below our estimate of market rents. For our total portfolio, our estimates of market rents at September 30, 2001 were on average approximately 27% above our in-place rents. These market conditions, combined with a scheduled lease expiration profile of approximately 12% of occupied space at September 30, 2001 expiring annually over the next four fiscal years, should continue to contribute to future revenue growth.

         Vacant space in our portfolio, which approximated 8.5% or 3.5 million square feet at September 30, 2001, represents an opportunity to increase our cash flow. As at the end of the third quarter of 2001, we anticipated a year-end occupancy rate of 94.5%.

         Cash received on our rental revenue has and will continue to benefit from contractual rental increases, opportunistic lease terminations and the execution of "blend and extend" strategies, which allow early lease renewals at rates that blend the rents of the current lease with the rents for the renewal term. For the nine months ended September 30, 2001, the combined impact of these leasing strategies and increased occupancy has resulted in a 7% increase in POI from comparable office properties, i.e., those office properties owned both at September 30, 2001 and 2000, and in each case for the full nine-month period.

         Our portfolio strategy is to invest in office properties in the CBDs of major metropolitan areas demonstrating high job growth. We believe that focusing on our core markets, currently Atlanta, Chicago, Dallas, Houston, Los Angeles, New York and the Washington, D.C. area, will allow us to achieve economies of scale across a diverse base of tenants and provide for sustainable property cash flow. For the nine months ended September 30, 2001, our seven core markets accounted for 80% of our total office property POI. In the second quarter of 2001, we acquired, for $182 million, three Class A office buildings, totaling 818,000 square feet, located in our core markets of Chicago and Washington, D.C.


         Improving the Efficiency and Productivity of Our Operations

         Controlling both property operating expenses as well as general and administrative expenses are key to achieving our goal of maximizing our operating cash flow. In June 2001, we realigned and simplified our management structure and announced plans for consolidating our seven regional accounting, payroll and information services functions in Chicago. This reorganization will result in a net reduction of approximately 85 employees by the end of 2002. We expect our functional and office consolidations to generate general and administrative expense savings over time.

         In July 2001, to provide a foundation and foster a culture for improving productivity and margins, we announced our Six Sigma quality initiative. The Six Sigma initiative is a program for continuous process improvement designed to generate bottom-line improvement through higher levels of customer satisfaction and internal productivity. The program will focus on gross margin improvement by growing revenues from new service initiatives, reducing the downtime between tenancies and achieving cost savings from internal productivity improvements.

         Maintaining a Prudent and Flexible Capital Plan

         We believe that, in order to maximize our cash flow growth, our asset management and operating strategies must be complemented by a capital strategy designed to maximize the return on our capital. Our capital strategy is to:

         o establish adequate working capital and lines of credit to ensure liquidity and flexibility;

         o  employ an appropriate degree of leverage;

         o maintain floating rate debt at a level that allows us to execute our portfolio realignment strategy without incurring significant prepayment penalties; and

         o actively manage our exposure to interest rate volatility through the use of long-term fixed-rate debt and various hedging strategies.


         In May 2001, we significantly strengthened our balance sheet by refinancing $1.16 billion of existing long-term debt through the private placement issuance by a special-purpose vehicle created by one of our subsidiaries of $1.44 billion of commercial mortgage pass-through certificates. The certificates are backed by mortgages that secure loans on 28 office properties and have maturities of five, seven and 10 years. At September 30, 2001, the weighted average interest rate on this debt was 5.5%, and it replaced existing debt at 7.1%. The transaction addressed near-term maturities of existing debt and also increased the ratio of fixed-rate debt to total debt to 72% at September 30, 2001 compared with 69% at the end of 2000. In addition, the provisions of the financing relating to the release and substitution of properties provide for ample flexibility to execute our portfolio realignment strategy.

         To facilitate execution of TrizecHahn Corporation's corporate reorganization and to provide liquidity and flexibility in the future, we have negotiated a $350 million senior unsecured revolving credit facility. In December 2001, $200 million of the facility was committed and closed with a group of four banks. The remaining $150 million of the facility was syndicated to a group of seven banks and closed in early January 2002.


Office Property Portfolio

         The supply of, and demand for, office space affect the performance of our office property portfolio. Macroeconomic conditions, such as current and expected economic trends, business and consumer confidence and employment levels, drive this demand.

         Geographic Diversity


         Our high-quality, geographically diversified asset base makes it more likely that we will be able to generate sustainable cash flows throughout the various phases of economic cycles than if we were less diversified. The following table summarizes the major city focus and geographic distribution of our office property portfolio at September 30, 2001.



Office Portfolio Summary
(As at September 30, 2001)

                                                                                          POI for the Nine
                                                                                          Months Ended           Occupancy
                                          Total Managed Area        Owned Area           September 30, 2001      Weighted
                               No. of     ----------------------- -------------          ---------------------   on Owned
                            Properties    000s sq. ft.     %      000s sq. ft.     %     $ millions      %           Area
                             -----------  ------------- --------- ------------- -------- ----------- --------- -------------
Core Markets
  Atlanta                         6            4,021         8%       4,021        10%      35.3          9%       85.3%
  Chicago                         5            5,946        12%       2,434         6%      21.1          5%       93.9%
  Dallas                          6            6,222        13%       5,457        13%      45.8         11%       86.8%
  Houston                         6            6,580        13%       6,056        15%      56.2         13%       92.6%
  Los Angeles Area                6            3,167         7%       2,044         5%      17.5          4%       78.8%
  New York Area                   7            7,912        16%       6,462        16%      90.5         22%       99.3%
  Washington, D.C. Area          22            5,014        11%       5,014        12%      67.1         16%       94.6%
                             ------------ ------------- -------- ------------- -------- ----------- --------- -------------
Total Core Markets               58           38,862        80%      31,488        77%     333.4         80%       91.5%
                             ------------ ------------- -------- ------------- -------- ----------- --------- -------------
Secondary Markets
  Charlotte                       3            1,644         3%       1,644         4%      14.4          4%       92.8%
  Minneapolis                     2            1,102         2%       1,102         3%       9.2          2%       96.5%
  Pittsburgh                      1            1,450         3%       1,450         3%       8.1          2%       86.8%
  St. Louis                       2            1,388         3%       1,388         3%      14.1          3%       87.9%
  Other                          10            4,416         9%       4,251        10%      38.0          9%       92.6%
                             ------------ ------------- -------- ------------- -------- ----------- --------- -------------
  Total Secondary Markets        18           10,000        20%       9,835        23%      83.8         20%       91.6%
                             ------------ ------------- -------- ------------- -------- ----------- --------- -------------

Total Office Properties          76           48,862       100%      41,323       100%     417.2        100%       91.5%
===========================================================================================================================



         Our portfolio benefited from its position in CBD office buildings located in major markets, as leases in the first nine months of 2001 expired at an average net rent of approximately $11.85 per square foot and were generally being signed at an average net rent per square foot of approximately $13.85. At September 30, 2001, management's estimates of market rents were on average approximately 27% above in-place rents. During the third quarter, in light of weakening market conditions, estimated average market rents were revised downward from $17.10 per square foot at June 30, 2001 to $16.20 per square foot at September 30, 2001. The average market rent for space in our buildings, weighted based on our owned area. In-place net rents and market net rents exclude straight-line rent adjustments.



Market vs. In-Place Rental Rates
(As at September 30, 2001)
                                                               Average                            Average
                                                              In-place        Average Market     Remaining
                                                              Net Rent           Net Rent       Lease Term
                                                          -----------------  ----------------  -------------
                                                               (dollars per square foot)          (years)
Core Markets
   Atlanta                                                     $ 12.40           $ 12.30             3.0
   Chicago                                                       12.90             16.50             6.6
   Dallas                                                        12.00              9.70             4.4
   Houston                                                        9.80             14.80             4.1
   Los Angeles Area                                              14.50             14.00             5.9
   New York Area                                                 16.30             32.90             8.3
   Washington, D.C. Area                                         16.70             18.30             4.9
Total Core Markets                                        -----------------  ----------------  -------------
                                                               $ 13.60           $ 18.00             5.5
                                                          -----------------  ----------------  -------------
Secondary Markets
  Charlotte                                                    $ 10.30           $ 13.20             6.6
  Minneapolis                                                    10.10              8.80             3.0
  Pittsburgh                                                      6.70              6.30             4.0
  St. Louis                                                      13.00             13.70             4.4
  Other                                                          11.20             10.90             3.4
                                                          -----------------  ----------------  -------------
Total Secondary Markets                                        $ 10.60           $ 10.70             4.1
                                                          -----------------  ----------------  -------------
Total Office Properties                                        $ 12.80           $ 16.20             5.2
                                                          =================  ================  =============




         Over the next several years, we plan to concentrate our capital on our core markets and to exit selectively from investments in our secondary markets in an orderly fashion. We expect principally to redeploy proceeds from sales into Class A office buildings in the CBDs of our core markets.

         Lease Profile


         For our office portfolio, market rents were on average approximately 27% above our in-place rents. We expect these market conditions, combined with re-leasing of expiring space shown in the following lease expiration table, to contribute positively to our cash flows for the balance of 2001 and future years. Over the next four fiscal years, beginning in 2002, scheduled lease expirations in our office portfolio average approximately 12% annually, based on our occupied space at September 30, 2001. The data in the table are based on our owned/occupied area. Expiration net rents exclude straight-line rent adjustments.



Scheduled Annual Expirations of Office Leases
(As at September 30, 2001)
                          2001 Expirations        2002 Expirations        2003 Expirations        2004 Expirations
                          ----------------        ----------------        ----------------        ----------------
                        (October - December)
                          000s                   000s                    000s                    000s
                        sq. ft.    %    $ psf  sq. ft.       %     psf sq. ft.       %     psf sq. ft.       %    $ psf
                        ------- ----- -------- ------- ------- ------- ------- ------- ------- ------- ------- --------
Core Markets
  Atlanta                  192    6%   $11.70     796     23%   11.40     621     18%  $13.50     426     12%   $13.70
  Chicago                    9    -%    10.30     189      8%   10.30      93      4%   12.90     232     10%    11.30
  Dallas                   544   11%    17.70     470     10%   11.10     797     17%   11.90     492     10%    12.60
  Houston                  205    4%     8.40     869     16%   14.60   1,385     25%    8.90     652     12%    10.30
  Los Angeles Area          17    1%    11.30     151      9%   12.70     275     17%   18.20     380     24%    12.90
  New York Area             11    -%    25.70     340      5%   18.90     420      7%   14.10     742     12%    16.00
  Washington, D.C.          29    1%    16.90     685     14%   15.30     502     11%   18.20     426      9%    17.50
  Area
                        ------- ----- -------- ------- ------- ------- ------- ------- ------- ------- ------- --------
Total Core Markets       1,005    3%   $14.50   3,527     12%  $13.70   4,093     14%  $12.60   3,350     12%   $13.60
                        ------- ----- -------- ------- ------- ------- ------- ------- ------- ------- ------- --------
Secondary Markets
  Charlotte                 19    1%     9.90     124      8%   14.50     120      8%   11.90     106      7%    11.90
  Minneapolis               14    1%    10.60     337     32%    9.40     180     17%    8.10     141     13%     7.70
  Pittsburgh                26    2%     7.20     183     15%    7.90     238     19%    6.20     149     12%     7.30
  St. Louis                 30    2%    10.60      73      6%   10.50     104      9%   12.30     196     16%    12.40
  Other                    153    4%    11.50     623     16%   11.60     978     25%    9.80     309      8%    10.80
                        ------- ----- -------- ------- ------- ------- ------- ------- ------- ------- ------- --------
Total Secondary            242    3%   $10.70   1,340     15%  $10.70   1,620     18%   $9.40     901     10%   $10.20
Markets
                        ------- ----- -------- ------- ------- ------- ------- ------- ------- ------- ------- --------
Total Office
Properties               1,248    3%   $13.80   4,868     13%  $12.90   5,714     15%  $11.70   4,251     11%   $12.90
                        ------- ----- -------- ------- ------- ------- ------- ------- ------- ------- ------- --------




                           2005 Expirations
                           ----------------

                         000s
                        sq. ft.      %    $ psf
                        ------ ------- --------
Core Markets
  Atlanta                 539     16%    14.60
  Chicago                 124      5%    16.00
  Dallas                  450      9%    12.70
  Houston                 624     11%     9.30
  Los Angeles Area        178     11%    16.50
  New York Area           431      7%    18.80
  Washington, D.C.        765     16%    18.80
  Area
                        ------ ------- --------
Total Core Markets      3,110     11%   $15.00
                        ------ ------- --------
Secondary Markets
  Charlotte               235     15%    16.40
  Minneapolis              70      7%    15.80
  Pittsburgh               85      7%     7.50
  St. Louis               213     17%    13.40
  Other                   412     10%    13.30
                        ------ ------- --------
Total Secondary         1,015     11%   $13.70
Markets
                        ------ ------- --------
Total Office
Properties              4,125     11%   $14.70
                        ------ ------- --------



         Over the last two years, we have leased 15.2 million square feet of new and renewal space. For 2001, to reach our year-end occupancy target of 94.5%, we expect to lease 7.5 million square feet as indicated in the following table.



Office Leasing Activity                            Historical Leasing Activity                    2001 Forecast
                                        ---------------------------------------------------
                                                  1999                      2000                 Leasing Activity
                                        ----------------------    -------------------------      ----------------
                                                                  (thousands of square feet)
Core Markets
  Atlanta                                           730                       941                        915
  Chicago                                           193                       594                        342
  Dallas                                            591                     1,130                      1,098
  Houston                                         1,256                       680                      1,063
  Los Angeles Area                                  332                       282                        577
  New York Area                                     546                       787                        304
  Washington, D.C. Area                             959                     1,286                        735
                                        ------------------------- -------------------------- -------------------------
Total Core Markets                                4,607                     5,700                      5,034
                                        ------------------------- -------------------------- -------------------------
Secondary Markets
  Charlotte                                         290                       377                        257
  Minneapolis                                       136                       208                         94
  Pittsburgh                                        191                       268                        390
  St. Louis                                         218                       111                        142
  Other                                             994                       901                        929
                                        ------------------------- -------------------------- -------------------------
Total Secondary Markets                           1,829                    1,865                       1,812
                                        ------------------------- -------------------------- -------------------------
Total at Pro Rata Ownership                       6,436                    7,565                       6,846
                                        ------------------------- -------------------------- -------------------------
Total at 100% Ownership                           7,050                    8,170                       7,507
                                        ------------------------- -------------------------- -------------------------



         Tenant Diversity


         Our high-quality, diversified tenant base adds to the durability of our future cash flow. The following table summarizes the breadth and diversity of the approximately 2,800 tenants in the portfolio at September 30, 2001.



           Industry                                                               % Owned Area
           -------------------------------------------------------- ------- --------------------------
              Banking/Securities Brokers                                                 15%
              Oil & Gas                                                                   9%
              Legal Services                                                              9%
              Computers/Communications                                                    9%
              Insurance/Non-Bank Financial                                                7%
              Miscellaneous Business Services                                             7%
              Wholesalers/Retailers                                                       6%
              Government                                                                  4%
              Engineering/Architectural Services                                          4%
              Health Services                                                             2%




         This large tenant base and strong position in key markets allows us to take advantage of economies of scale and drive internal growth in the areas of parking, telecommunications and antennas, specialty retail leasing, signage and branding opportunities, energy and national purchasing contracts. The portfolio's overall exposure to the "new economy" and technology and telecommunications sector tenants has been and continues to be relatively minor. The underwriting of these tenants is conservative, focused on creditworthiness and requires significant tenant collateral where appropriate.


         Our 10 largest tenants accounted for approximately 17% of our POI excluding straight-line rent adjustments for the nine months ended September 30, 2001. No single tenant accounted for more than 4% of our POI. The following table sets forth information concerning our 10 largest office tenants at September 30, 2001.



           Top Ten Tenants by POI                                     % POI                % Owned Area
           -------------------------------------------- ----- ----------------------- ------------------------
             Prudential Securities                                      4%                      3%
             Kerr-McGee                                                 2%                      1%
             Goldman Sachs                                              2%                      1%
             Enron Corp.                                                2%                      2%
             Bank of America                                            2%                      2%
             Fried, Frank, Harris                                       1%                      1%
             Ernst & Young                                              1%                      1%
             GSA                                                        1%                      1%
             Entex                                                      1%                      1%
             Bank One                                                   1%                      1%
                                                              ----------------------- ------------------------
           Total Top Ten Tenants                                       17%                     14%
                                                              ======================= ========================




         On December 2, 2001 a group of Enron Corporation companies filed for Chapter 11 reorganization. As indicated above, Enron is our fourth largest tenant contributing 2% of POI and occupying 793,000 square feet, primarily at the Allen Center in Houston, Texas. As at September 30, 2001, Enron's average in-place net rents were approximately $9.30 per square foot, while estimated market rents for the space were approximately $15 per square foot. At this time, we do not know whether Enron will either accept or reject its leases with us.

         Our Top Office Properties


         The following table summarizes our top 10 properties based on contribution to our POI for the nine months ended September 30, 2001. All of the properties in the table are 100% owned unless otherwise indicated.




Top Ten Properties by POI Contribution                                         % POI          % Owned Area
------------------------------------------------- -------------------- ---------------------- ----------------------
   Allen Center                                   Houston, TX                    9%                   8%
   One New York Plaza                             New York, NY                   7%                   6%
   Galleria Towers I, II & III                    Dallas, TX                     4%                   3%
   Newport Tower                                  Jersey City, NJ                3%                   3%
   Renaissance Tower                              Dallas, TX                     3%                   4%
   The Grace Building (50%)                       New York, NY                   3%                   2%
   Continental Center I                           Houston, TX                    3%                   3%
   Metropolitan Square                            St. Louis, MO                  2%                   3%
   110 William Street                             New York, NY                   2%                   2%
   World Apparel Center (50%)                     New York, NY                   2%                   1%
                                                                       ---------------------- ----------------------
Total Top Ten Properties                                                        38%                  35%
                                                                       ====================== ======================



         Our top five office properties are Allen Center, One New York Plaza, Galleria Towers, Newport Tower and Renaissance Tower. POI for the year ended December 31, 2000 and the nine months ended September 30, 2001 for our top five office properties totaled $138.8 million and $110.6 million, respectively, or 25% and 27%, respectively, of our total U.S. office POI. A description of these five properties is provided below. For information on mortgage indebtedness encumbering these properties, see "Description of Certain Indebtedness" in this information statement.

         o Allen Center. We acquired Allen Center, located in the central business district of Houston, Texas, in November 1996. For the year ended December 31, 2000 and the nine months ended September 30, 2001, this property contributed 8% and 9%, respectively, to our POI. The complex includes three towers ranging from 34 to 50 stories and comprising approximately 3.2 million square feet of leaseable space. Parking capacity for more than 5,000 cars is available within two parking garages, and additional surface parking is available on the
            2.5 acre expansion site. In addition to the office buildings, we own a central plant that distributes chilled air and heated water throughout the complex and to other buildings in the area. Allen Center was 96.6% occupied at September 30, 2001. The largest tenants in the Allen Center are Enron Corp. with 18% of the total square footage, Amerada Hess Corporation with 10% and Equiva Services LLP with 6%. The center is wholly owned. The net book value per square foot at December 31, 2000 was $78.

         o One New York Plaza. We acquired this premier lower Manhattan property in April 1999. For the year ended December 31, 2000 and the nine months ended September 30, 2001, this property contributed 7% and 8%, respectively, to our POI. Prudential Securities occupies approximately 56% of the total square footage of this 2.5 million-square-foot, 50-story tower. The building's other major tenants are Goldman Sachs with 23% of square footage and Fried Frank Harris with 12%. One New York Plaza was 99.5% occupied at September 30, 2001 and is wholly owned. There has been no disruption to services as a result of the September 2001 terrorist attacks in New York and Washington, D.C. and related circumstances. The net book value per square foot at December 31, 2000 was $160.

         o Galleria Towers. We acquired this suburban Dallas office property in January 1999. For the year ended December 31, 2000 and the nine months ended September 30, 2001, this property contributed 4% and 4%, respectively, to our POI. The complex consists of three buildings ranging from 24 to 26 stories and comprising 1.4 million square feet. Kerr McGee, formerly Oryx Energy, occupies approximately 34% of the total leaseable area, Federal National Mortgage occupies 8% and Medical Care International occupies 5%. Galleria Towers was 98.3% occupied at September 30, 2001 and is wholly owned. The net book value per square foot at December 31, 2000 was $155.

         o Newport Tower. We acquired this 37-story building in October 1997. For the year ended December 31, 2000 and the nine months ended September 30, 2001, this property contributed 3% and 3%, respectively, to our POI. Newport Tower is located in Jersey City, New Jersey, directly across the Hudson River from downtown Manhattan in an area that is considered a sub-market of the downtown Manhattan market. The property has approximately one million square feet of leaseable area. First Chicago Trust occupies approximately 23% of the total leaseable area, Brown Brothers Harriman & Co. occupies 15% and Herzog Heine Geduld Inc. occupies 11%. The building was 99.7% occupied at September 30, 2001 and is wholly owned. The net book value per square foot at December 31, 2000 was $148.

         o Renaissance Tower. We acquired Renaissance Tower, a 56-story office tower located in Dallas, Texas, in December 1995. For the year ended December 31, 2000 and the nine months ended September 30, 2001, this property contributed 3% and 3%, respectively, to our POI. The property has 1.7 million square feet of leaseable area. Major tenants include Blockbuster Videos, Inc., occupying 15% of total leasable area, Southwest Securities, occupying 12%, and Transamerica Real Estate Tax, occupying 10%. The property was 95.7% occupied at September 30, 2001 and is wholly owned. The net book value per square foot at December 31, 2000 was $67.


         Investment in Sears Tower

         The Sears Tower, located in Chicago, Illinois, is a 110-story, 3.5 million-square-foot office building that was 94.5% occupied at September 30, 2001. Major tenants include Ernst & Young, Goldman Sachs, Bank of America, Merrill Lynch and Latham & Watkins. The Sears Tower and associated assets are currently owned in a trust for the benefit of an affiliate of Sears, Roebuck and Co.


         On December 3, 1997, we purchased a subordinated mortgage together with an option to purchase the Sears Tower for a total of $70 million and became the residual beneficiary of the trust that owns the Sears Tower. In addition, we assumed responsibility for property management and leasing services.


         Our mortgage is subordinate to an existing non-recourse participating first mortgage plus accrued interest and certain obligations. The first mortgage has a principal plus accrued interest balance of $778.0 million at September 30, 2001. The first mortgage is currently serviced only to the extent of available cash flows from the building. Beginning in 2002, minimum interest payments are required under the first mortgage. The minimum interest payment for 2002 is $37.5 million and it increases to $51.9 million for each of 2003 and 2004. The maturity date for the first mortgage is July 2005. In order to retire all amounts secured by the first mortgage, including the lender's participating interest in cash flow, the lender must receive an amount sufficient to provide it with an internal rate of return of 8.6858% on amounts advanced by it. Based on projected cash flows for the Sears Tower, the amount required to provide this required internal rate of return and fully retire the first mortgage at maturity in July 2005 would be approximately $850 million.

         Our subordinated mortgage, which matures in July 2010, has a principal plus accrued interest balance of approximately $358.7 million at September 30, 2001, and also has participation rights on available cash flow.


         The trust that owns the Sears Tower has a scheduled termination date of January 1, 2003. At any time prior to 2003, Sears has the right to acquire title to the building from the trust in exchange for readily marketable securities having a value equal to the amount, if any, by which the appraised value of the building exceeds the amount of all indebtedness secured by the building.

         If Sears acquired the building pursuant to its right of substitution, the trust would immediately terminate and any marketable securities transferred by Sears to the trust would be distributed to us as the residual beneficiary. Sears would hold title to the building subject to all indebtedness, including our subordinated mortgage, and subject to our rights under the option. Our option to purchase the building would be exercisable between January 2003 and July 2005 at a price of approximately $950 million plus 40% of the amount by which the appraised value of the building exceeded $1,063 million. If we purchased the building under the option, it would be acquired subject to all outstanding indebtedness secured by the building, and the amount of this indebtedness would be credited against the purchase price.

         If Sears did not exercise its right of substitution, the Sears Tower and the other assets of the trust would be distributed on the scheduled termination date to us as the residual beneficiary and we would assume the participating first mortgage.

         For managing and leasing the Sears Tower, we currently earn fees that are funded from pre-debt service cash flows from the building.

         Office Development Properties

         One Alliance Center was recently completed in Buckhead, Georgia, a strong sub-market in Atlanta, and opened in October 2001. This $100 million, 560,000-square-foot building is the first phase of a four-building complex and is currently 70% leased. Major tenants include Security First, Towers Perrin and BBDO South. The remaining three phases of the complex, potentially totaling 1.2 million square feet of office space, would be developed only after substantial pre-leasing is completed.

         In addition, we have 5.3 million square feet of office development potential in key U.S. markets, assuming receipt of all necessary permits, licenses and approvals. This office development potential includes approximately
2.8 million square feet adjacent to four of our office buildings in Houston and Dallas and a 600,000-square-foot development site in Rosslyn, Virginia. We will pursue these projects only when customer need is evident and market conditions warrant.

Retail/Entertainment Properties


         We are completing the stabilization of three destination-oriented retail/entertainment centers.

         o Hollywood & Highland in Los Angeles, California, is a 645,000-square-foot, $380 million complex, net of $100 million of municipal financing and contributions. We are also developing a $160 million, 640-room hotel as part of the complex. The retail portion of the project is currently 89% pre-leased and the complex opened on November 8, 2001. The hotel opened on December 26, 2001.

         o Construction is complete at Paseo Colorado, a 565,000-square-foot, $110 million (net of $25 million of municipal contributions) mixed-use re-development in Pasadena, California. The project opened on September 28, 2001 and is currently 90% leased and opening occupancy was 50%.


         o Desert Passage in Las Vegas, Nevada, a 475,000-square-foot, $290 million retail/entertainment complex within the Aladdin Hotel and Casino complex, opened in August 2000. The project is currently 80% occupied. On March 31, 2001, the Desert Passage project partnership was restructured to facilitate a sale, resulting in our having control over project operations and its disposition, with the minority partner participating only in project distributions, primarily those arising upon disposition of the project.


         Our total investment in these projects once stabilized, will be approximately $940 million or $410 million net of construction financing. Consistent with our strategy to focus on the core U.S. office business, we have decided to divest our non-core retail/entertainment assets. Our plan calls for an orderly disposition that will allow us to achieve stabilized income in order to realize maximum value upon disposition. Net proceeds will be redeployed into Class A office buildings in the CBDs of our core markets or used to repay debt.

Subsidiaries


         The following table shows our subsidiaries with total assets that constitute more than 10% of our consolidated assets as of September 30, 2001 or total revenues that constitute more than 10% of our consolidated revenues for the nine months ended September 30, 2001.




         Subsidiary                                 Jurisdiction of Organization
         ----------                                 ----------------------------

         TrizecHahn Office Properties Inc.          Delaware

         TrizecHahn Centers Inc.                    California

Legal Proceedings

         We are contingently liable under guarantees that are issued in the normal course of business and with respect to litigation and claims that arise from time to time. While we cannot predict with certainty the final outcome with respect to pending claims and litigation, in our opinion any liability that may arise from such contingencies would not have a material adverse effect on our combined consolidated financial position, results of operations or liquidity.

Employees and Organizational Structure


         At January 1, 2002, we had 1,193 employees, 972 of which were employed in our integrated office portfolio operations and 221 of which were employed in our retail/entertainment group. Of these employees, 155 were employed in our corporate offices, with the remainder employed in the operation of our property portfolio. Additionally, 160 of our employees that are employed in our office portfolio operations are represented by labor unions. We consider our labor relations to be positive and anticipate maintaining agreements with our labor unions on terms satisfactory to all parties.


         In 2001, as a result of a comprehensive review of operations directed at simplifying our management structure and realizing benefits from functional and office location consolidations, corporate leadership and portfolio management functions were centralized in New York and Chicago. Consistent with our focus on core cities, we have dedicated regional leasing and property management teams based in Atlanta, Chicago, Houston, Los Angeles, New York and Washington, D.C.

         Our retail/entertainment business is based in Los Angeles and San Diego, with standalone development, operating and financial services functions. As part of our announced functional reorganization, we will centralize financial service functions in Chicago during 2002.

                               PROPERTY PORTFOLIO

Office Properties

         Operating Properties


         The following table sets forth key information as of September 30, 2001 with respect to our operating office properties. The economic interest of our owning entity is 100% unless otherwise noted. The total occupancy rates for the markets and portfolio as a whole in the table are weighted based on owned area.



                                                                      Year of                      Owned       Occupancy
                                                                    completion/     Total area      area      Weighted on
Name (Ownership)                            Location                 renovation      (sq. ft.)    (sq. ft.)   Owned Area
-------------------------------------------------------------------------------------------------------------------------
Core Markets
   Atlanta
     Interstate North Parkway               Atlanta, GA                1973/84/01      958,000      958,000         83.1%
     Colony Square                          Atlanta, GA                1970/73/95      827,000      827,000         93.3%
     The Palisades                          Atlanta, GA                1981/83/99      632,000      632,000         82.6%
     Newmarket Business Park                Atlanta, GA                   1979/89      591,000      591,000         83.5%
     Lakeside Centre                        Atlanta, GA                   1984/86      509,000      509,000         73.7%
     Midtown Plaza                          Atlanta, GA                   1984/85      504,000      504,000         93.6%
-------------------------------------------------------------------------------------------------------------------------
   Total - Atlanta                          (6 properties)                           4,021,000    4,021,000         85.3%

   Chicago
     Sears Tower (1)                        Chicago, IL                      1974    3,512,000            -         94.6%
     Two North LaSalle                      Chicago, IL                      1979      692,000      692,000         93.9%
     10 South Riverside                     Chicago, IL                      1965      685,000      685,000         91.0%
     120 South Riverside                    Chicago, IL                      1967      685,000      685,000         95.8%
     550 West Washington                    Chicago, IL                      2000      372,000      372,000         95.4%
-------------------------------------------------------------------------------------------------------------------------
   Total - Chicago                          (5 properties)                           5,946,000    2,434,000         93.9%

   Dallas
     Renaissance Tower                      Dallas, TX                    1974/92    1,731,000    1,731,000         81.1%
     Bank One Center (50%)                  Dallas, TX                       1987    1,530,000      765,000         85.1%
     Galleria Towers I, II and III          Dallas, TX                 1982/85/91    1,408,000    1,408,000         98.5%
     Plaza of the Americas                  Dallas, TX                       1980    1,150,000    1,150,000         84.5%
     Park Central I & II                    Dallas, TX                    1970/71      262,000      262,000         74.4%
     McKinney Place                         Dallas, TX                       1985      141,000      141,000         89.3%
-------------------------------------------------------------------------------------------------------------------------
   Total - Dallas                           (6 properties)                           6,222,000    5,457,000         86.8%

   Houston
     Allen Center                           Houston, TX             1972/78/80/95    3,184,000    3,184,000         97.5%
     Cullen Center
       Continental Center I                 Houston, TX                      1984    1,110,000    1,110,000         94.5%
       Continental Center II                Houston, TX                      1971      449,000      449,000         98.7%
       M.W. Kellogg Tower (50%)             Houston, TX                      1978    1,048,000      524,000         92.7%
       500 Jefferson                        Houston, TX                   1962/83      390,000      390,000         92.7%
     3700 Bay Area Blvd                     Houston, TX                      1986      399,000      399,000         41.9%
-------------------------------------------------------------------------------------------------------------------------
   Total - Houston                          (6 properties)                           6,580,000    6,056,000         92.6%

   Los Angeles Area
     Ernst & Young Plaza (25%)              Los Angeles, CA                  1985    1,252,000      313,000         68.0%
     Warner Center                          Los Angeles, CA                  1980      377,000      377,000         80.7%
     Marina Towers (50%)                    Los Angeles, CA               1971/76      368,000      184,000         88.9%
     9800 La Cienega                        Los Angeles, CA                  1985      336,000      336,000         85.6%
     Landmark Square                        Long Beach, CA                   1991      451,000      451,000         84.0%
     Shoreline Square                       Long Beach, CA                   1988      383,000      383,000         68.9%
-------------------------------------------------------------------------------------------------------------------------
   Total - Los Angeles Area                 (6 properties)                           3,167,000    2,044,000         78.8%





                                                                      Year of                      Owned       Occupancy
                                                                    completion/     Total area      area      Weighted on
Name (Ownership)                            Location                 renovation      (sq. ft.)    (sq. ft.)   Owned Area
-------------------------------------------------------------------------------------------------------------------------
   New York Area
     One New York Plaza                     New York, NY                  1970/95    2,458,000    2,458,000         99.5%
     The Grace Building (50%)               New York, NY                     1971    1,519,000      758,000         99.8%
     World Apparel Center (50%)             New York, NY                     1970    1,150,000      574,000         96.7%
     110 William Street                     New York, NY                     1960      868,000      868,000        100.0%
     1065 Ave. of the Americas (99%)        New York, NY                     1958      665,000      659,000         98.3%
     1460 Broadway (50%)                    New York, NY                     1951      214,000      107,000        100.0%
     Newport Tower                          Jersey City, NJ                  1990    1,038,000    1,038,000         99.7%
-------------------------------------------------------------------------------------------------------------------------
   Total - New York Area                    (7 properties)                           7,912,000    6,462,000         99.3%

   Washington, D.C. Area
     Beaumeade Corporate Park               Washington, D.C.         1990/98/2000      460,000      460,000        100.0%
     2000 L Street, N.W.                    Washington, D.C.              1968/98      385,000      385,000         99.8%
     Watergate Office Building              Washington, D.C.              1965/91      257,000      257,000         99.4%
     1225 Connecticut, N.W.                 Washington, D.C.              1968/94      224,000      224,000         99.8%
     1400 K Street, N.W.                    Washington, D.C.                 1982      193,000      193,000        100.0%
     1250 Connecticut, N.W.                 Washington, D.C.              1964/96      171,000      171,000         99.9%
     1250 23rd Street, N.W.                 Washington, D.C.                 1990      117,000      117,000        100.0%
     2401 Pennsylvania                      Washington, D.C.                 1991       77,000       77,000         87.5%
     Bethesda Crescent                      Bethesda, MD                     1987      263,000      263,000         99.1%
     Plaza West                             Bethesda, MD                     1965       99,000       99,000         99.8%
     Twinbrook Metro Plaza                  Rockville, MD                    1986      165,000      165,000        100.0%
     Silver Spring Metro Plaza              Silver Spring, MD                1986      702,000      702,000         79.8%
     Silver Spring Centre                   Silver Spring, MD                1987      216,000      216,000         87.1%
     Goddard Corporate Park                 Lanham, MD                       1993      203,000      203,000        100.0%
     Hanover Office Park (2)                Greenbelt, MD                    1987       16,000       16,000        100.0%
     Rosslyn Gateway                        Arlington, VA                    1970      250,000      250,000         89.1%
     Two Ballston Plaza                     Arlington, VA                    1988      222,000      222,000         99.1%
     1550 Wilson Boulevard                  Arlington, VA                    1983      133,000      133,000         98.8%
     1560 Wilson Boulevard                  Arlington, VA                    1987      127,000      127,000         95.6%
     Reston Unisys                          Reston, VA                       1980      238,000      238,000        100.0%
     One Reston Place                       Reston, VA                       2000      184,000      184,000        100.0%
     Sunrise Tech Park                      Reston, VA                    1983/85      312,000      312,000         83.6%
-------------------------------------------------------------------------------------------------------------------------
   Total - Washington, D.C. Area            (22 properties)                          5,014,000    5,014,000         94.6%

Secondary Markets
   Charlotte
     Bank of America Plaza                  Charlotte, NC                    1974      876,000      876,000         98.7%
     First Citizens Plaza                   Charlotte, NC                    1985      454,000      454,000         97.1%
     Perimeter Woods                        Charlotte, NC                 1991/98      314,000      314,000         70.2%
-------------------------------------------------------------------------------------------------------------------------
   Total - Charlotte                        (3 properties)                           1,644,000    1,644,000         92.8%

   Minneapolis
     Northstar Center                       Minneapolis, MN            1916/62/86      813,000      813,000         97.0%
     Minnesota Center                       Minneapolis, MN                  1987      289,000      289,000         95.2%
-------------------------------------------------------------------------------------------------------------------------
   Total - Minneapolis                      (2 properties)                           1,102,000    1,102,000         96.5%

   Pittsburgh
     Gateway Center                         Pittsburgh, PA                1952/60    1,450,000    1,450,000         86.8%

   St. Louis
     Metropolitan Square                    St. Louis, MO                    1989    1,051,000    1,051,000         93.5%
     St. Louis Place                        St. Louis, MO                    1983      337,000      337,000         70.5%
-------------------------------------------------------------------------------------------------------------------------
   Total - St. Louis                        (2 properties)                           1,388,000    1,388,000         87.9%

   Other
     New Center One (67%)                   Detroit, MI                      1983      496,000      331,000         82.6%
     250 West Pratt Street                  Baltimore, MD                    1986      362,000      362,000         95.9%






                                                                      Year of                      Owned       Occupancy
                                                                    completion/     Total area      area      Weighted on
Name (Ownership)                            Location                 renovation      (sq. ft.)    (sq. ft.)   Owned Area
-------------------------------------------------------------------------------------------------------------------------
     Bank of America Plaza                  Columbia, SC                     1989      302,000      302,000         93.2%
     1441 Main Street                       Columbia, SC                     1988      264,000      264,000         90.8%
     1333 Main Street                       Columbia, SC                     1983      217,000      217,000         98.1%
     Borden Building                        Columbus, OH                     1974      569,000      569,000         93.6%
     Clark Tower                            Memphis, TN                   1973/97      648,000      648,000         93.8%
     Capital Center II & III                Sacramento, CA                1984/85      541,000      541,000         98.7%
     Williams Center I & II                 Tulsa, OK                     1982/83      770,000      770,000         91.4%
     Esperante Office Building              West Palm Beach, FL              1989      247,000      247,000         82.8%
-------------------------------------------------------------------------------------------------------------------------
   Total - Other                            (10 properties)                          4,416,000    4,251,000         92.6%

-------------------------------------------------------------------------------------------------------------------------
Total                                       (76 properties)                         48,862,000   41,323,000         91.5%
-------------------------------------------------------------------------------------------------------------------------




(1) We hold a subordinated mortgage and option to purchase the property and we are the residual beneficiary of the trust that owns the property. In addition, we have responsibility for property management and leasing. Accordingly, the property is excluded from operating statistics other than aggregate square footage calculations.
(2)  Excludes condominium ownership.

         Office Development Properties


         The following table sets forth key information as of September 30, 2001 with respect to our office properties under development. The economic interest of our owning entity is 100% unless otherwise noted.




                                                              Total        Owned       Total      Pro Rata
                                                              area         area        Cost       Cost        Pre-
Project Name (Ownership)       Location      Completion     (sq. ft.)     (sq. ft.)    ($ mil.)   ($ mil.)    Leased
-------------------------------------------------------------------------------------------------------------------------
One Alliance Center          Buckhead, GA     Oct. 2001     560,000       560,000        100        100        70%
-------------------------------------------------------------------------------------------------------------------------



Retail/Entertainment Properties

         Operating and Development Properties - Held for Disposition


         The following table sets forth key information as of September 30, 2001 with respect to the retail/entertainment properties that we are holding for disposition. The economic interest of our owning entity is 100% unless otherwise noted. Total costs shown in the table are net of proceeds from the sale of land and tenant acquired space and include all direct costs, including initial costs to rent, interest expense on general and specific debt and other direct expenses considered applicable. The pro rata costs shown in the table represent our economic share of costs net of government contributions.



                                                                        Total      Owned area    Total      Pro Rata     Leased
                                                                        area                     Cost        Cost
Project Name (Ownership)            Location         Completion        (sq. ft.)    (sq. ft.)    ($ mil.)    ($ mil.)
--------------------------------------------------------------------------------------------------------------------------------

Desert Passage                 Las Vegas, NV             Aug. 2000       475,000     475,000         290          290     90.0%

Paseo Colorado (1)             Pasadena, CA             Sept. 2001       565,000     410,000         135          110     90.0%

Hollywood & Highland
      Retail                   Los Angeles, CA           Nov. 2001       645,000     645,000         480          380     89.0%
      Hotel (91%) (2)          Los Angeles, CA           Dec. 2001       600,000     546,000         175          160       N/A
                                                                    ------------------------------------------------------------

                                                                       1,245,000   1,191,000         655          540     89.0%
--------------------------------------------------------------------------------------------------------------------------------
Total Projects                 (3 projects)                            2,285,000   2,076,000       1,080          940     89.6%
--------------------------------------------------------------------------------------------------------------------------------




(1) Includes 153,000 square feet owned directly by department store anchor. Leasing status excludes this space.


(2) Our economic ownership interest at September 30, 2001 is 84.5%. It is expected that our economic ownership interest will increase to 91% as a consequence of our joint venture partner's conversion of $5 million of equity into debt.

                                   MANAGEMENT

Directors and Executive Officers


         The following table sets forth certain information about the persons we expect to serve as our directors and executive officers after the corporate reorganization.




Name                           Age          Position
----                           ---          --------
Peter Munk                     74           Chairman of the Board of Directors
Christopher Mackenzie*         47           Chief Executive Officer, President and Director
Antonio Bismonte*              41           Executive Vice President, Leasing & Operations
Gregory Hanson*                45           Executive Vice President and Chief Financial Officer
William Tresham                46           Executive Vice President, Six Sigma Initiatives
Lee Wagman                     52           Executive Vice President
Casey Wold*                    44           Executive Vice President, Corporate Development &
                                                Capital Transactions
Brian Berry                    35           Senior Vice President, Acquisitions, Dispositions &
                                                Development
Stephen Budorick               41           Senior Vice President, Central Region
Jeffrey Echt                   35           Senior Vice President, Finance & Treasury
Michael Escalante              41           Senior Vice President, Capital Allocations & Business
                                                Development
Dennis Fabro                   36           Senior Vice President, Investor Relations
Wendy Godoy                    47           Senior Vice President, Retail & Entertainment
                                                Financial Services
Paul Layne                     44           Senior Vice President, Western Region
Richard Matthews               48           Senior Vice President, Public Relations & Corporate
                                                Communications
Joanne Ranger                  38           Senior Vice President and Chief Accounting Officer
Linda Sands-Vankerk            41           Senior Vice President, Human Resources
Douglas Winshall               40           Senior Vice President, Eastern Region



--------------
* Member of our management committee, of which Christopher Mackenzie is the Chairman.


         The term of office for each of the above directors will expire at the time of our next annual meeting of stockholders. Holders of our shares of common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the votes will be able to elect all of the directors. The candidates for election to our board of directors will be nominated by a nominating committee of our board, which will be composed entirely of independent directors.

         The following is a summary of the background of each director and executive officer.

         Peter Munk. Mr. Munk will serve as the Chairman of our board of directors after the corporate reorganization. Mr. Munk founded our parent company, TrizecHahn Corporation, and since 1987 has served as the Chairman of the board of directors. Prior to January 1, 2001, Mr. Munk also served as the Chief Executive Officer of TrizecHahn Corporation. Mr. Munk founded and has been the Chairman of the board of directors of Barrick Gold Corporation, a gold mining company, since 1984.

         Christopher Mackenzie. Mr. Mackenzie will serve as our Chief Executive Officer, our President, the Chairman of our management committee and a member of our board of directors after the corporate reorganization. Since January 1, 2001, Mr. Mackenzie has served as Chief Executive Officer and a member of the board of directors of TrizecHahn Corporation. From July 1998 through December 2000, Mr. Mackenzie was a partner of Clayton, Dubilier & Rice, a leading private equity partnership in New York and London. From December 1993 to June 1998, Mr. Mackenzie was the President of GE Capital Europe, the European financial services subsidiary of the General

Electric Company. During this period, Mr. Mackenzie also became a corporate officer of the General Electric Company and Senior Vice President of GE Capital Corporation, the global financial services subsidiary of the General Electric Company. Mr. Mackenzie is a director of WPP Group plc.

         Antonio Bismonte. Mr. Bismonte will serve as our Executive Vice President, Leasing & Operations and a member of our management committee after the corporate reorganization. From 1997 to 2000, Mr. Bismonte served as Senior Vice President, Leasing and from August 1996 to 1997, as a Vice President, Asset Management of our subsidiary, TrizecHahn Office Properties Inc. Since 2000, Mr. Bismonte has served as Executive Vice President, Leasing and Operations of our company.

         Gregory Hanson. Mr. Hanson will serve as an Executive Vice President, our Chief Financial Officer and a member of our management committee after the corporate reorganization. Since June 2001, Mr. Hanson has served as Chief Financial Officer of TrizecHahn Corporation. From April 1992 through June 2001, Mr. Hanson was employed by General Electric Capital Corporation in the capacity of Chief Financial Officer of GE Capital Real Estate from December 1997 to June 2001 and as Chief Financial Officer of GE Capital Commercial Finance from November 1996 to December 1997.

         William Tresham. Mr. Tresham will serve as our Executive Vice President, Six Sigma Initiatives after the corporate reorganization. Since May 2000, Mr. Tresham has served as an Executive Vice President of our subsidiary, TrizecHahn Office Properties Inc. Mr. Tresham served as a Senior Vice President of TrizecHahn Office Properties Ltd., a subsidiary of TrizecHahn Corporation, from 1995 to May 2000.

         Lee Wagman. Mr. Wagman will serve as an Executive Vice President after the corporate reorganization. Mr. Wagman has served as the President of TrizecHahn Developments Inc. and its predecessors since 1995.


         Casey Wold. Mr. Wold will serve as our Executive Vice President, Corporate Development & Capital Transactions and a member of our management committee after the corporate reorganization. Since February 1995, Mr. Wold has served as an Executive Vice President of TrizecHahn Corporation.

         Brian Berry. Mr. Berry will serve as our Senior Vice President, Acquisitions, Dispositions & Development after the corporate reorganization. Since January 2000, Mr. Berry has served as a Senior Vice President, Acquisitions/Dispositions of our subsidiary, TrizecHahn Office Properties Inc. Mr. Berry served as a Vice President, Acquisitions of our subsidiary, TrizecHahn Office Properties Inc., from February 1998 to December 1999. Mr. Berry served as an Associate of The JBG Companies from February 1997 to February 1998.

         Stephen Budorick. Mr. Budorick will serve as our Senior Vice President, Central Region after the corporate reorganization. Since January 1999, Mr. Budorick has served as a Senior Vice President, Central Region of our subsidiary, TrizecHahn Office Properties Inc. Mr. Budorick served as a Regional Vice President, Midwest Region of our subsidiary, TrizecHahn Office Properties Inc., from June 1998 to January 1999. Mr. Budorick served as the General Manager/Vice President, Midwest-Sears Tower of our subsidiary, TrizecHahn Office Properties Inc., from December 1997 to June 1998. Mr. Budorick served as a Senior Vice President of Miglin Beitler Management Corporation from 1995 to December 1997.

         Jeffrey Echt. Mr. Echt will serve as our Senior Vice President, Finance & Treasury after the corporate reorganization. Since July 2001, Mr. Echt has served as a Senior Vice President, Finance and Treasury of our subsidiary, TrizecHahn Office Properties Inc., and as our Vice President and Treasuer. Mr. Echt served as a Senior Vice President, Finance of our subsidiary, TrizecHahn Office Properties Inc., from January 2000 to July 2001. Mr. Echt served as a Vice President, Finance of our subsidiary, TrizecHahn Office Properties Inc., from August 1997 to December 1999. Mr. Echt served as a Director, Finance of Equity Office Properties Trust from November 1993 to August 1997.

         Michael Escalante. Mr. Escalante will serve as our Senior Vice President, Capital Allocations & Business Development after the corporate reorganization. Since July 2001, Mr. Escalante has served as a Senior Vice President, Capital Allocations/Business Development, of our subsidiary, TrizecHahn Office Properties Inc. Mr.

Escalante served as a Senior Vice President/Regional Director, Western Region of our subsidiary, TrizecHahn Office Properties Inc., from March 1997 to June 2001.

         Dennis Fabro. Mr. Fabro will serve as our Senior Vice President, Investor Relations after the corporate reorganization. Since May 2001, Mr. Fabro has served as a Vice President, Investor Relations of TrizecHahn Corporation. Mr. Fabro served as Director, Capital Markets of TrizecHahn Corporation from October 2000 to May 2001. Mr. Fabro served as Director, Ebusiness Development of TrizecHahn Corporation from December 1999 to September 2000. Mr. Fabro served as a Senior Analyst, Investor Relations of TrizecHahn Corporation from October 1997 to December 1999. Mr. Fabro served as a Senior Analyst of GE Capital Real Estate from June 1995 to October 1997.

         Wendy Godoy. Ms. Godoy will serve as our Senior Vice President, Retail & Entertainment Financial Services after the corporate reorganization. Since October 1995, Ms. Godoy has served as a Vice President of our company. Since July 1998, Ms. Godoy served as a Senior Vice President and Chief Financial Officer of TrizecHahn Developments Inc., a subsidiary of TrizecHahn Corporation. Ms. Godoy served as a Senior Vice President, Finance of TrizecHahn Centers Inc., a subsidiary of TrizecHahn Corporation, from October 1995 to June 1998.

         Paul Layne. Mr. Layne will serve as our Senior Vice President, Western Region after the corporate reorganization. Since July 2001, Mr. Layne has served as Senior Vice President, Western Region of our subsidiary, TrizecHahn Office Properties Inc. Mr. Layne served as Senior Vice President, Southwest/Southeast Region of our subsidiary, TrizecHahn Office Properties Inc., from January 1999 to July 2001. Mr. Layne served as a Regional Vice President, Southwest Region of our subsidiary, TrizecHahn Office Properties Inc., from January 1997 to January 1999.

         Richard Matthews. Mr. Matthews will serve as our Senior Vice President, Public Relations & Corporate Communications after the corporate reorganization. Since September 2001, Mr. Matthews has served as a Senior Vice President, Public Relations and Corporate Communications, of TrizecHahn Corporation. Mr. Matthews served as a Senior Vice President of Rubenstein Associates from September 1998 to September 2001. Mr. Matthews served as a Director, Public Relations of The Prudential Insurance Company of America from June 1975 to September 1998.

         Joanne Ranger. Ms. Ranger will serve as our Senior Vice President and Chief Accounting Officer after the corporate reorganization. Since December 1998, Ms. Ranger has served as a Vice President and Assistant Controller of TrizecHahn Corporation. Ms. Ranger served as an Assistant Controller of TrizecHahn Corporation from June 1996 to November 1998.

         Linda Sands-Vankerk. Ms. Sands-Vankerk will serve as our Senior Vice President, Human Resources after the corporate reorganization. Since January 1999, Ms. Sands-Vankerk has served as a Vice President for us. Since July 7, 2001 Ms. Sands-Vankerk has served a Senior Vice President, Human Resources of our subsidiary, TrizecHahn Office Properties Inc. Ms. Sands-Vankerk served as a Vice President, Human Resources of our subsidiary, TrizecHahn Office Properties Inc., from January 1999 to July 2001. Ms. Sands-Vankerk served as a Director, Human Resources of our subsidiary, TrizecHahn Office Properties Inc., from May 1998 to December 1998. Ms. Sands-Vankerk served as a Vice President, Human Resources of Candle Corporation of America, from August 1997 to May 1998. Ms. Sands-Vankerk served as a Senior Manager, Human Resources of Sara Lee Corporation, from September 1987 to August 1997.

         Douglas Winshall. Mr. Winshall will serve as our Senior Vice President, Eastern Region after the corporate reorganization. Since January 2000, Mr. Winshall has served as a Senior Vice President, Eastern Region of our subsidiary, TrizecHahn Office Properties Inc. Mr. Winshall served as a Vice President, Northeast Region of our subsidiary, TrizecHahn Office Properties Inc., from February 1997 to December 1999.

Compensation of Directors and Executive Officers

         Director Compensation

         During 2001, we did not have any non-employee directors. Following the corporate reorganization, the compensation committee of our board of directors will determine the compensation for our non-employee directors.

         Executive Compensation

         The following table sets forth the compensation paid or accrued by TrizecHahn Corporation and us during the fiscal year ended December 31, 2001 to, or on behalf of, our chief executive officer and our four most highly compensated executive officers as of December 31, 2001. We refer to these officers collectively as the named executive officers.

                           Summary Compensation Table




                                                                                         Long-Term
                                                  Annual Compensation                   Compensation
                                        --------------------------------------------------------------
                                                                          Other
                                                                         Annual          Number of
         Name and                                        Bonus        Compensation   Shares Underlying       All Other
    Principal Position       Year       Salary            (1)              (2)        Options/SARs (3)     Compensation
-------------------------    ----    --------------  -----------      ------------   -----------------    -------------
Peter Munk, Chairman of      2001    $  700,000 (4)  $   300,000           --               --                 --
   the Board of Directors
Christopher Mackenzie,       2001    $1,950,000      $ 1,675,000           --               --            $ 300,000 (5)
   Chief Executive
   Officer, President and
   Director
Gregory Hanson, Executive    2001    $  291,700 (6)  $   468,750 (7)       --           500,000 (8)            --
   Vice President and
   Chief Financial Officer
Lee Wagman, Executive        2001    $  672,000      $   268,800      $240,000 (9)      100,000 (10)      $ 935,587 (11)
   Vice President;
   President, TrizecHahn
   Developments Inc.
Casey Wold, Executive        2001    $  625,000      $   650,000           --               --            $   6,400 (12)
   Vice President,
   Corporate Development
   and Capital
   Transactions



----------------

(1) Unless otherwise noted, amounts represent bonus payments under the TrizecHahn Corporation annual variable incentive program for 2001.

(2) Aggregate amount of perquisites and other personal benefits for each named executive officer does not exceed the lesser of $50,000 and 10% of total annual salary and bonus, unless otherwise indicated.
(3)    Amounts shown in this column refer to options.
(4) Although Mr. Munk's annual compensation from TrizecHahn Corporation was $700,000 in 2001, we intend to pay him an annual salary of $500,000 in 2002.
(5) Under his employment agreement with TrizecHahn Corporation, which we expect to assume, Mr. Mackenzie received a payment to fund relocation-related expenses.
(6) Mr. Hanson's employment with TrizecHahn Corporation commenced on June 1, 2001 pursuant to an employment agreement, which we expect to assume.

(7) Mr. Hanson received a signing bonus of $250,000 upon execution of his employment agreement with TrizecHahn Corporation and a pro-rated annual bonus of $218,750.
(8)    See note (2) to the table entitled "Option/SAR Grants in Last Fiscal
       Year."
(9) Other Annual Compensation for Mr. Wagman includes an annual cost of living allowance of $228,000.
(10)   See note (3) to the table entitled "Option/SAR Grants in Last Fiscal
       Year."

(11) All Other Compensation for Mr. Wagman consists of (1) amounts contributed by us under our 401(k) plan ($6,400) and under our deferred compensation plan ($2,000), (2) the amount forgiven ($800,000) on an interest-free loan in the amount of $4,594,000 pursuant to his amended employment agreement with TrizecHahn Corporation, and (3) imputed interest on such loan in the amount of $127,187.
(12) All Other Compensation for Mr. Wold consists of amounts contributed by us under our 401(k) plan.

         Stock Options


         The following table contains information regarding option grants by TrizecHahn Corporation to our named executive officers during the year ended December 31, 2001 that, in connection with the corporate reorganization, will be cancelled in exchange for options to purchase our shares.



                      Option/SAR Grants in Last Fiscal Year

                                                        Individual Grants
                                                  -----------------------------------
                                                                                                  Potential Realizable Value
                                                                                                  at Assumed Annual Rates of
                                   Number of       % of Total                                              Stock
                                  Securities      Options/SADs                                      Price Appreciation
                                  Underlying       Granted to        Exercise                       for Option Term (5)
Name                              Options/SARs    Employees in     or Base Price   Expiration     --------------------------
                                   Granted        Fiscal Year(1)    ($/share)(4)      Date           5%($)         10%($)
---------------------------    -----------------  --------------   -------------   ----------     --------------------------
Peter Munk                            --                --              --             --            --             --

Christopher Mackenzie                 --                --              --             --            --             --

Gregory Hanson                      100,000 (2)         10.0           $15.95       5/11/2008    $ 739,311      $1,637,853
                                    200,000             20.0            16.89       5/11/2008    1,290,671       3,087,755
                                    200,000             20.0            17.83       5/11/2008    1,102,721       2,899,805

Lee Wagman                           33,334              3.3           $17.29       9/24/2008     $195,184        $492,176
                                     33,333              3.3            18.23       9/24/2008      163,853         460,837
                                     33,333 (3)          3.3            19.17       9/24/2008      132,529         429,512

Casey Wold                            --                --              --             --            --             --



----------------------
(1) Percentages based on 1,000,500 options granted by TrizecHahn Corporation that will be cancelled and exchanged for options to purchase our shares in connection with the corporate reorganization.
(2) On May 11, 2001, pursuant to his employment agreement, Mr. Hanson was granted non-assignable options to purchase up to 600,000 TrizecHahn Corporation subordinate voting shares. As part of the corporate reorganization, 500,000 of these options will be cancelled in exchange for options to purchase our shares, as shown in the above table. The options vest in tranches of 100,000, 200,000 and 200,000 on each of May 11, 2002, 2003 and 2004 and have a seven-year term. The first tranche of options to vest has an exercise price of Cdn$25.46 per share, the second tranche has an exercise price of Cdn$26.96 per share and the third has an exercise price of Cdn$28.46 per share. The exercise price will be converted to its U.S. dollar equivalent on the effective date of the corporate reorganization based on the Cdn$/US$ exchange rate on such date. Mr. Hanson will be required to exchange the remaining 100,000 TrizecHahn Corporation options, which have an exercise price of Cdn$25.46, for, at his election, either warrants to purchase our shares or options to purchase subordinate voting shares of Canco.
(3) On September 24, 2001, pursuant to his employment agreement, Mr. Wagman was granted non-assignable options to purchase up to 100,000 TrizecHahn Corporation subordinate voting shares. As part of the corporate reorganization, all of these options will be cancelled in exchange for options to purchase our shares, as shown in the above table. The options vest in equal amounts on each of September 24, 2002, 2003 and 2004 and have a seven-year term. The first tranche of options to vest has an exercise price of Cdn$27.60 per share, the second tranche has an exercise price of Cdn$29.10 per share and the third has an exercise price of Cdn$30.60 per share. The exercise price will be converted to its U.S. dollar equivalent on the effective date of the corporate reorganization based on the Cdn$/US$ exchange rate on such date.
(4) Amounts represent exercise prices that, for purposes of the table, have been converted to U.S. dollars using an exchange rate of Cdn$1/US$.6265, which was the rate for December 31, 2001, as published by Dow Jones & Company.
(5) Calculated as the product of (a) the difference between (1) the product of the closing price on the New York Stock Exchange on the date of grant and the sum of one plus the adjusted stock price appreciation rate and
       (2) the exercise price of the option; and (b) the number of securities underlying the grant at fiscal year end.

         Option Exercises and Year-End Option Values


         The following table provides information about the number of shares of TrizecHahn Corporation issued upon the exercise of options by our named executive officers during the year ended December 31, 2001, and the value realized by our named executive officers. The table also provides information about the number and value of options of TrizecHahn Corporation held by our named executive officers at December 31, 2001 that, in connection with the corporate reorganization, will be cancelled and exchanged for options to purchase our shares.


             Aggregated Option/SAR Exercises in Last Fiscal Year and
                        Fiscal Year-End Option/SAR Values



                           Number of                     Number of Securities
                            Shares                      Underlying Unexercised         Value of Unexercised
                           Acquired                     Options/SARs at Fiscal      In-the-Money Options at Fiscal
                              on         Value                Year End (1)                  Year End (2)
Name                       Exercise     Realized      Exercisable   Unexercisable    Exercisable   Unexercisable
----                       --------     --------      -----------   -------------    -----------   -------------

Peter Munk                    --             --             -- (3)          -- (4)          --           --
Christopher Mackenzie         --             --             --         1,000,000 (5)        --     $  830,000
Gregory Hanson                --             --             --           500,000            --           --
Lee Wagman                    --             --          875,000         275,000      $1,136,800         --
Casey Wold                 217,500   $1,493,124 (6)      657,500          75,000      $   20,670   $   20,670


--------------------

(1)    The numbers in the two columns represent options to purchase our shares.
(2) The closing price of the subordinate voting shares of TrizecHahn Corporation on the New York Stock Exchange on December 31, 2001 was $15.70, based on an exchange rate of Cdn$1/US$.6265, as published by Dow Jones & Company.
(3) The options previously granted to Mr. Munk by TrizecHahn Corporation will not be exchanged for options to purchase our shares. He will receive 1,350,000 warrants to purchase our shares, in exchange for 1,350,000 TrizecHahn Corporation options that will be cancelled. He will also receive options to purchase subordinate voting shares of Canco in exchange for options to purchase 550,000 subordinate voting shares of TrizecHahn Corporation that will be cancelled.
(4) In addition to the options shown in the table, in exchange for options to purchase 500,000 subordinate voting shares of TrizecHahn Corporation that will be cancelled, Mr. Mackenzie will receive warrants to purchase 500,000 of our shares.
(5)    See note (2) to the table entitled "Option/SAR Grants in Last Fiscal
       Year."
(6) On September 27, 2001, Mr. Wold purchased and sold 167,500 shares and on September 28, 2001, he purchased and sold 50,000 shares. The value realized is based on sales proceeds received and a per-share exercise price of Cdn$17.24, which was the equivalent of $10.92 on September 27 and $11.00 on September 28, based on the Cdn$/US$ exchange rates of Cdn$1/US$.6333 on September 27 and Cdn$1/US$.6382 on September 28.


         2002 TrizecHahn (USA) Corporation Stock Option Plan


         As part of the corporate reorganization, we intend to establish and maintain a 2002 stock option plan that will provide for grants of options to purchase shares of our common stock to our directors, officers and employees. In addition to making new grants under the plan, we intend to grant options to purchase shares of our common stock under this plan in exchange for certain of the outstanding options to purchase subordinate voting shares of TrizecHahn Corporation that will be cancelled in connection with the corporate reorganization, as described more fully in the section entitled "The TrizecHahn Corporate Reorganization." These grants will be made to our directors, officers and employees and to individuals holding options to purchase subordinate voting shares of TrizecHahn Corporation who are our former employees as of the effective date of the corporate reorganization. We anticipate that these stock options will be of equivalent economic value to the options of TrizecHahn Corporation options that they will replace.

         We anticipate that a maximum of [__________] shares of our common stock will be authorized for issuance under our stock option plan. The maximum number of shares for which options may be granted to any individual in any calendar year is [________]. This per-individual limit will be applied consistent with the rules and regulations under Section 162(m) of the Code. The number of options awarded to employees may be adjusted in the event of a capital reorganization. Options granted under this plan are not intended to qualify as incentive stock options pursuant to Section 422 of the Code.

         Options under our plan that are not granted in exchange for options to purchase subordinate voting shares of TrizecHahn Corporation that are cancelled in connection with the corporate reorganization will have the following terms and conditions, unless otherwise determined by a committee of our board of directors:

         o An option may be exercised during the seven-year period following the date of grant.

         o An option will vest and become exercisable in 25% increments over four years, beginning one year after the date of grant.

         o The exercise price cannot be less than the fair market value of a share of our common stock on the date of grant.

         o Following a termination of employment for cause (as defined in the applicable option agreement), all unexercised options will immediately expire and, following a termination for other reasons will remain exercisable for:

              o 30 days if such options are vested and, if the termination is for any reason, except cause (as defined in the applicable option agreement), death or disability; and

              o one year whether or not previously vested, if the termination is due to death or disability.

         Options granted under our stock option plan to our directors, officers, employees and individuals who are our former employees as of the effective date of the corporate reorganization in replacement for options to purchase subordinate voting shares of TrizecHahn Corporation will have terms that are substantially the same as the terms of the replaced options, except that the replaced options will not expire until the later of (i) the expiration of the original term of the option and (ii) 66 months following the effective date of the corporate reorganization, as long as the holder remains employed by us.

         Pursuant to the terms of the stock option plan and to the extent permitted by law, our board of directors may delegate authority under the stock option plan to one or more committees or subcommittees of the board of directors or to our executive officers. We anticipate that our board of directors will delegate its authority under our stock option plan to a newly formed compensation committee of the board of directors that will consist exclusively of independent directors in compliance with the provisions of Section 162(m) of the Code and Section 16 of the Securities Exchange Act of 1934, as amended.

                              New Plan Benefits (1)

                                                              Plan Name
                                                   ----------------------------
                                                                      Number of
Name and Position                                  Dollar Value (2)   Options
-----------------                                  ----------------  ----------

Peter Munk,                                                  --          --
Chairman of the Board of Directors

Christopher Mackenzie,                                $15,700,000   1,000,000
Chief Executive Officer, President, Director

Gregory Hanson,                                       $ 9,263,000     590,000
Executive Vice President and Chief Financial Officer

Lee Wagman,                                           $18,055,000   1,150,000
Executive Vice President and President,
TrizecHahn Developments Inc.

Casey Wold,                                           $12,913,250     822,500
Executive Vice President,
Corporate Development and Capital Transactions

All Executive Officers as a Group                     $86,436,209   5,505,491

All Directors that are not Executive Officers         $ 2,220,577     141,438

All Employees (except Executive Officers) as a Group  $31,077,491   1,979,458(3)

------------

(1) This table provides information regarding options to purchase our shares that we expect to grant under our stock option plan in connection with the corporate reorganization in exchange for cancelled options to purchase subordinate voting shares of TrizecHahn Corporation previously granted under the stock option plan of TrizecHahn Corporation. The table includes options to purchase subordinate voting shares of TrizecHahn Corporation granted in January 2002 that are not reflected in the table entitled "Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values."
(2) The Dollar Value is the market value of the subordinate voting shares of TrizecHahn Corporation on December 31, 2001. See note (2) to the table entitled "Aggregated Options/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values."
(3) This number does not include 1,060,047 options to purchase our shares that will be granted to individuals who are our former employees as of the date of the corporate reorganization.


         TrizecHahn USA Employee 401(k) Plan

         In August 1999, we assumed the 401(k) plan, and the obligations thereunder, originally established by our subsidiary, TrizecHahn Centers Inc. At that time, the name of the plan became the TrizecHahn USA Employee 401(k) Plan and all of our employees were eligible to participate. In April 2000, our subsidiary, TrizecHahn Developments Inc. ceased to participate in this plan and established a 401(k) plan for its employees that is substantially the same as the August 1999 plan. All existing assets from the old plan were rolled into the new plan. In this discussion, any reference to our 401(k) plan or to our plan is a reference to both plans.

         The 401(k) plan is a tax-qualified defined contribution plan under
Section 401(k) of the Code. In general, all of our employees are eligible to participate once they attain six months of service and age 18. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by 1% to 30% up to the statutorily prescribed limit, which is $11,000 in 2002, and will have the amount of the reduction contributed to the 401(k) plan.

         We make matching contributions on behalf of participants equal to 100% of the first five percent of deferred compensation. However, the maximum employer matching contribution contributed on behalf of our highly compensated employees is $6,400.

         TrizecHahn Deferred Compensation Plan

         TrizecHahn Centers Inc. and TrizecHahn Developments Inc., two of our subsidiaries, currently maintain deferred compensation plans for their U.S. employees. We intend to continue both plans for certain of our employees. Since the provisions of the plans are substantially the same, in this discussion, any reference to the deferred compensation plan is a reference to both plans.

         The TrizecHahn Deferred Compensation Plan permits a select group of management and highly compensated employees (which includes officers at the Vice President level and above) to defer up to 100% of their base salary and/or bonus on a pretax basis and to notionally invest the deferred amount in various investment options offered under the plan. Additionally, we may make discretionary contributions under the plan on behalf of participants, which are also notionally invested in accordance with participants' elections. Upon completion of a minimum deferral period of four years, participants may elect to receive a distribution of the deferred amount. Discretionary contributions may also be distributed after a four-year deferral period.


         Upon distribution of a deferred amount and discretionary contribution, participants receive such amounts and any earnings on such amounts, as determined by the performance of the notional investments elected by the participants. Participants whose employment terminates are eligible to receive a distribution based on their original election, either as a lump sum or in quarterly installments, at the time of their termination. Under certain other circumstances, participants who are employed by us may receive a distribution prior to the end of the four-year deferral period.

         We have established a rabbi trust to which we contribute amounts equal to participant deferrals and any discretionary contributions. We determine the manner in which such amounts are actually invested and are under no obligation to invest the amounts in accordance with participants' notional investments. Notwithstanding the trust, the deferred compensation plan is an unfunded plan, and the assets of the trust are subject to the claims of our general creditors.

         If a participant dies while employed, the beneficiary receives the proceeds from a life insurance policy purchased by us. The basic and supplemental policies, together, pay seventeen times base salary and bonus to a maximum of $1,000,000.


         Escrowed Share Grants


         On November 9, 2000, TrizecHahn Corporation made grants of escrowed shares to certain U.S. employees under which an escrow agent purchased a total of 904,350 TrizecHahn Corporation subordinate voting shares in the open market and deposited them in escrowed accounts. The employee is entitled to the voting rights and dividends paid on the shares during the escrow period. One-third of the share grant vests and is released to the employee on each of the anniversary dates of the grant over a three-year period. Accordingly, the first tranche of shares vested on November 9, 2001.


         An employee who voluntarily terminates his employment, unless such termination is the result of the alteration by us of the essential terms of employment without the employee's consent in a manner materially adverse to the employee, or whose employment is terminated for cause, forfeits any entitlement to the shares not yet released from escrow. Fully accelerated vesting occurs if an employee's employment is terminated by us without cause.

         In connection with the corporate reorganization, these shares will be exchanged in the same manner that all other subordinate voting shares of TrizecHahn Corporation are exchanged.

         Executive Employment Agreements

                  Executive Employment Agreement for Christopher Mackenzie

         Mr. Mackenzie and TrizecHahn Corporation entered into an employment agreement, dated December 21, 2000, pursuant to which Mr. Mackenzie has served as TrizecHahn Corporation's Chief Executive Officer and

Deputy Chairman since January 1, 2001. Under that agreement, TrizecHahn Corporation agreed to employ Mr. Mackenzie as Chief Executive Officer and Deputy Chairman for a three-year term ending December 31, 2003, subject to extension beyond that date with the mutual consent of both parties. We expect to assume Mr. Mackenzie's employment agreement.

         Under the agreement, TrizecHahn Corporation has agreed to pay Mr. Mackenzie an annual salary equal to at least $1.95 million. The agreement also provides for an annual bonus in an amount of not less than $1,425,000 and not more than 150% of Mr. Mackenzie's annual salary during the applicable year. TrizecHahn Corporation also agreed to pay $300,000 to Mr. Mackenzie to fund his relocation-related expenses.

         In the event that Mr. Mackenzie's employment is not continued beyond December 31, 2003, he will be entitled to receive one year's compensation upon termination of his employment. In the event that his employment is terminated by TrizecHahn Corporation without cause during the initial three-year period or is terminated by Mr. Mackenzie following a change in control of TrizecHahn Corporation, he will be entitled to receive the compensation otherwise payable to him during that period upon termination of his employment; provided, however, that if such termination occurs during the last year of the three-year period, he will be entitled to receive one year's compensation upon termination of his employment.

         Mr. Mackenzie also was granted non-assignable options to purchase up to 1,500,000 TrizecHahn Corporation subordinate voting shares at an exercise price of $14.87 per share, representing the closing price of such shares on the New York Stock Exchange on the trading day prior to the grant of those options. The options vest in equal annual increments over a period of three years and have a seven-year term. In the event that Mr. Mackenzie's employment terminates as set out in the preceding paragraph, he will be entitled to retain and exercise those stock options, subject to continued vesting, until December 31, 2005.


         In connection with the corporate reorganization, 1,000,000 of the options granted to Mr. Mackenzie by TrizecHahn Corporation under the employment agreement will be cancelled in exchange for an equal number of options to purchase our shares, subject to the terms set forth in the section entitled "Management - 2002 TrizecHahn (USA) Corporation Stock Option Plan." The remaining 500,000 TrizecHahn Corporation options granted under the employment agreement will be cancelled in exchange for 500,000 warrants to purchase our shares.

         Also on December 21, 2000, PM Capital Inc. granted to Mr. Mackenzie the non-assignable right to purchase from PM Capital 1,000,000 TrizecHahn Corporation subordinate voting shares at a purchase price of $14.87 per share. The terms upon which Mr. Mackenzie is entitled to exercise that purchase right mirror in all respects his rights under the stock options granted to him by TrizecHahn Corporation as described above, including the vesting schedules. However, if Mr. Mackenzie elects to exercise his right to purchase TrizecHahn Corporation subordinate voting shares from PM Capital, PM Capital has the right to cash settle that purchase by making payment to Mr. Mackenzie of an amount equal to the difference between the then current trading price of TrizecHahn Corporation subordinate voting shares and the exercise price required to be paid by Mr. Mackenzie, multiplied by the number of shares proposed to be purchased by Mr. Mackenzie. In connection with the corporate reorganization, the options to purchase shares of TrizecHahn Corporation from PM Capital will be cancelled in exchange for an equal number of options to purchase subordinate voting shares of Canco that will be held by PM Capital.


                  Executive Employment Agreement for Gregory Hanson

         Under an executive employment agreement dated May 22, 2001, TrizecHahn Corporation agreed to employ Mr. Hanson as Chief Financial Officer for an initial term of two years, beginning on June 1, 2001, which will be renewed for successive one-year periods, subject to four months' notice by either party. We expect to assume Mr. Hanson's employment agreement.

         Mr. Hanson's annual base salary under the agreement is $500,000, which will be increased to $550,000 beginning June 1, 2002. Mr. Hanson's annual bonus will be between 50% and 100% of his annual salary and is targeted at 70% of his annual salary. The agreement provides for an annual tax equalization payment, payable in the event Mr. Hanson is subject to Canadian income or employment taxes, so that Mr. Hanson will retain an amount equal to the after-tax amount he would have retained if his salary and bonus were not subject to Canadian income or employment taxes.

         In the event that Mr. Hanson's employment is not continued beyond the initial term or the applicable renewed term, he will be entitled to receive, upon termination of his employment, his bonus for the five months ending May 31 in the year of termination, plus one year's compensation. In the event that, during the initial term, his employment is terminated by TrizecHahn Corporation without cause or is terminated by Mr. Hanson following a change in control of TrizecHahn Corporation, he will be entitled to receive, upon termination of his employment, the compensation otherwise payable to him during the initial term, ending on May 31, 2003; provided, however, that if such termination occurs on or after June 1, 2002, he will be entitled to receive one year's compensation. If, during a renewed term, Mr. Hanson's employment is terminated by TrizecHahn Corporation without cause or is terminated by Mr. Hanson following a change in control of TrizecHahn Corporation, Mr. Hanson will also be entitled to receive one year's compensation. Under Mr. Hanson's agreement, a change in control includes our current chief executive officer ceasing to hold such position.

         Mr. Hanson was granted non-assignable options to purchase up to 600,000 TrizecHahn Corporation subordinate voting shares. The options vest in equal amounts on each of May 11, 2002, 2003 and 2004. The first tranche has an exercise price of Cdn$25.46 per share, the second tranche has an exercise price of Cdn$26.96 per share, and the third tranche has an exercise price of Cdn$28.46 per share. The options have a seven-year term. In the event that Mr. Hanson's employment terminates as set out in the preceding paragraph, he will be entitled to retain and exercise those stock options, whether or not vested, until one year following the date of his termination.


         In connection with the corporate reorganization, 500,000 of the options granted to Mr. Hanson by TrizecHahn Corporation under the employment agreement will be cancelled in exchange for an equal number of options to purchase our shares, subject to the terms set forth in the section entitled "Management - 2002 TrizecHahn (USA) Corporation Stock Option Plan." Mr. Hanson may elect to exchange the remaining 100,000 TrizecHahn Corporation options granted under the employment agreement for either warrants to purchase our shares or options to purchase subordinate voting shares of Canco.


                  Executive Employment Agreement for Lee Wagman

         Mr. Wagman and TrizecHahn Corporation entered into an employment agreement as of August 15, 1997 for a term of five years subject to annual extensions thereafter with the concurrence of both parties. This agreement has been amended as described below. We expect to assume Mr. Wagman's employment agreement, as amended.

         In consideration for his services, Mr. Wagman is entitled to (a) an annual salary of at least $625,000, (b) annual bonuses in the discretion of the board of directors of TrizecHahn Corporation or a committee thereof, (c) an initial award of options to purchase 300,000 subordinate voting shares and additional awards of options to purchase a further 100,000 subordinate voting shares following each of the second, third, fourth and fifth anniversaries of the date of the agreement, all pursuant to TrizecHahn Corporation's stock option plan, (d) an incentive award of $1.2 million in respect of each real estate development project with a prescribed project cost undertaken by TrizecHahn Corporation that meets certain prescribed targets for return on TrizecHahn Corporation's investment within a prescribed period (generally, a six-year period from the opening of a project), and (e) benefits consistent with those provided to other U.S.-based senior executives of TrizecHahn Corporation and its subsidiaries. Both salary and incentive awards are increased by at least the percentage increases in the U.S. Consumer Price Index. The incentive awards described above may be satisfied by TrizecHahn Corporation through the issuance of subordinate voting shares.


         In connection with the corporate reorganization, all of the options granted to Mr. Wagman by TrizecHahn Corporation under his employment agreement will be cancelled in exchange for an equal number of options to purchase our shares, subject to the terms set forth in the section entitled "Management - 2002 TrizecHahn (USA) Corporation Stock Option Plan."


         Upon any termination of Mr. Wagman's employment by TrizecHahn Corporation without cause, or by Mr. Wagman for good reason, as defined in his employment agreement, Mr. Wagman shall be entitled to receive his salary until the later of the expiration of the initial five-year term of the agreement and the first anniversary of the date of termination and shall be entitled to compensatory payments in lieu of receiving option awards and incentive awards described above that have not then been made or earned.

         The agreement was amended in April and September 2000 to provide for
(a) a one-year extension of the term of the agreement to August 15, 2003, (b) an annual cost-of-living allowance of $228,000, (c) an additional incentive award of $500,000 payable on the sale of all or a substantial interest in the Desert Passage retail/entertainment center, and (d) a doubling of the incentive awards potentially payable in respect of two of the three remaining U.S. retail/entertainment projects if returns exceed the originally budgeted returns by specified percentages.

                  Agreement with Casey Wold

         Pursuant to Mr. Wold's engagement letter, if his employment is terminated he will be entitled to one year's compensation.

         Compensation Committee

         In the fiscal year ended December 31, 2001, we did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of our executives were made by the compensation committee of the board of directors of TrizecHahn Corporation.

         In connection with the corporate reorganization, we expect to establish a compensation committee of our board of directors that will consist of independent directors.

Indemnification of Directors and Officers

         Section 145 of the General Corporation Law of the State of Delaware permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are our directors, officers, employees or agents, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of our company, indemnification may be made only for expenses actually or reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, subject to certain limitations.

         Our certificate of incorporation, as well as our bylaws, provides that we will fully indemnify our officers, directors and employees to the fullest extent possible under the General Corporation Law of the State of Delaware as described above. Additionally, our certificate of incorporation provides that a director will have personal liability for money damages to us or our stockholders for breach of fiduciary duty only for:

         o    a breach of the director's duty of loyalty;

         o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

         o    unlawful dividends or unlawful stock repurchases; or

         o any transaction from which the director received an improper personal benefit.

         Directors' and Officers' Insurance and Indemnification

         In 2002, we intend to purchase insurance for the benefit of directors and officers of TrizecHahn (USA) Corporation and its subsidiaries against any liability incurred by them in their capacity as directors and officers. The premium for such insurance is expected to amount to approximately $395,000. The policy will provide coverage to each director and officer of $50 million per occurrence in the policy year. If TrizecHahn (USA) Corporation becomes liable pursuant to the indemnification of directors and officers from and against any liability and cost in respect to any action or suit against them in respect of execution of their duties of office, the insurance coverage will extend to TrizecHahn (USA) Corporation; however, each claim will be subject to a deductible of $250,000.

                 Certain Relationships and Related Transactions

         In the past, we and our subsidiaries have conducted our business activities having regard to the consequences under Canadian tax legislation to TrizecHahn Corporation and its Canadian subsidiaries. We have conducted certain business activities in a manner that would not result in TrizecHahn Corporation and its Canadian subsidiaries being subject to Canadian tax on our business activities in the United States or on distributions made by us. In connection with the corporate reorganization, we will enter into an agreement with TrizecHahn Office Properties Ltd., a wholly owned, Canadian subsidiary of TrizecHahn Corporation, pursuant to which we will agree to continue to conduct our business activities having regard to the consequences under Canadian tax legislation to TrizecHahn Office Properties Ltd., and related Canadian corporations and Canco and in a manner that does not result in adverse consequences under Canadian tax legislation to such entities. We believe that such agreement will not result in any material change in the way we conduct our business or any material constraint on our ability to carry on business in the future.


         In the past, we and our subsidiaries have been insured under certain insurance policies maintained by TrizecHahn Corporation. In connection with the corporate reorganization, we will enter into an agreement with TrizecHahn Corporation, pursuant to which TrizecHahn Corporation will agree to continue to maintain these insurance policies for the benefit of our company and our subsidiaries through the end of 2002 and we will agree to pay for the insurance costs attributable to us and our subsidiaries.

         In connection with the proposed corporate reorganization, some outstanding TrizecHahn Corporation employee stock options will be cancelled under the plan of arrangement and replaced with options to acquire subordinate voting shares of Canco. For every outstanding option to acquire one Canco subordinate voting share, Canco will, directly or indirectly, hold one of our warrants entitling Canco to one share of our common stock at any time prior to the respective warrant's expiration date. We expect that Canco will exercise these warrants whenever and to the extent that one or more options to acquire Canco subordinate voting shares are exercised. Canco's anticipated acquisition of one share of our common stock whenever one of its stock options is exercised is intended to maintain economic equivalence between shares of our common stock and Canco subordinate voting shares.


         The following persons were indebted to us or our subsidiaries during 2001 in an amount in excess of $60,000.


         Lee Wagman, Executive Vice President, received an interest-free, non-recourse loan from TrizecHahn Developments Inc. in mid 2000 in the amount of $4,594,000 for the purpose of purchasing a home in connection with his transfer to Los Angeles in 2000. The largest aggregate amount of indebtedness at any time during 2001 was $4,594,000. In accordance with its terms, the loan was repaid on September 1, 2001 upon the sale of Mr. Wagman's previous home, with $800,000 of the loan having been forgiven.

         William Tresham, Executive Vice President, received a loan from TrizecHahn Office Properties Inc. in August 2000 in the amount of $200,000 for the purpose of purchasing a home upon relocating from Toronto to Chicago in 2000. The largest aggregate amount of indebtedness at any time during 2001 was $200,000. In accordance with its terms, the loan was repaid in full on August 28, 2001. During the term of the loan, Mr. Tresham paid interest at an annual rate of 7%.

         Security Ownership of Certain Beneficial Owners and Management


         The following table sets forth information with respect to the current beneficial ownership of our voting stock by each person, or group of affiliated persons, who beneficially owns more than 5% of our voting stock. Currently, none of our executive officers or directors (other than Peter Munk) beneficially owns any shares of our capital stock. The percent of class figure for the common stock is based on 38,220,000 shares of our common stock currently outstanding and does not include shares of our common stock that may be issued upon the conversion of our Series B convertible preferred stock, as described in footnote
(3) below.

                          Name and Address                              Amount and Nature of        Percent
Title of Class            of Beneficial Owner                           Beneficial Ownership        of Class
--------------            -------------------                           --------------------        --------

Special Voting Stock      TrizecHahn Corporation                        100 shares (1)(2)           100%
                          BCE Place, Wellington Tower, Suite 3900

Common Stock              181 Bay Street, Toronto, ON M5J 2T3 Canada    38,180,000 shares (1)(3)    99.9%

------------------------

(1) Peter Munk beneficially owns 2,200,152 subordinate voting shares and 7,522,283 multiple voting shares of TrizecHahn Corporation, which give him voting control over TrizecHahn Corporation. Therefore, beneficial ownership of all shares of our capital stock held by TrizecHahn Corporation is attributable to Mr. Munk pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934, as amended.
(2) TrizecHahn Corporation holds all outstanding shares of our special voting stock through Emerald Blue Kft, its indirect, wholly owned subsidiary, which has an address at Dohany utca 12, H-1074 Budapest, Hungary.
(3) TrizecHahn Corporation is the record owner of 180,000 shares of our common stock and indirectly holds an additional 38,000,000 shares of our common stock through Emerald Blue Kft. Furthermore, TrizecHahn Corporation indirectly holds through Emerald Blue Kft 1,100,000 shares of our Series B convertible preferred stock, which are convertible at any time at the option of their holder. The number of shares of our common stock to be issued upon conversion of the Series B convertible preferred stock is determined by dividing the issue price ($1,000.00 per share) by the fair market value of the common stock at the time of conversion.

Anticipated Ownership After the Corporate Reorganization

         The following table sets forth information with respect to the beneficial ownership of our voting stock expected upon completion of the corporate reorganization by each person, or group of affiliated persons, who we anticipate will beneficially own more than 5% of our voting stock based on their current ownership of TrizecHahn Corporation shares. The percent of class figure for common stock is based on each identified person's current ownership of TrizecHahn Corporation shares and the assumptions that:

         o 150,000,000 shares of our common stock will be outstanding immediately following the corporate reorganization; and

         o in the corporate reorganization, 90,000,000 subordinate voting shares of TrizecHahn Corporation will be exchanged on a one-for-one basis for 90,000,000 shares of our common stock.

Beneficial ownership is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all of the shares of common stock beneficially owned by them, subject to community property laws, where applicable.

                         Name and Address                        Amount and Nature of                      Percent
Title of Class           of Beneficial Owner                     Beneficial Ownership                      of Class
--------------           -------------------                     --------------------                      --------
Special Voting Stock     Canco                                   100 shares, indirectly through Emerald    100.0%
                         BCE Place, Wellington Tower, Suite      Blue Kft (1)
                         3900

Common Stock             181 Bay Street, Toronto, ON M5J 2T3     Approximately 60,000,000 shares,           40.0%
                                                                 indirectly through Emerald Blue Kft (1)(2)

Common Stock             Southeastern Asset Management, Inc.     31,267,826 shares (3)(4)                   20.8%
                         6410 Poplar Ave., Suite 900
                         Memphis, TN  38119

Common Stock             Neuberger Berman, LLC                    8,565,110 (5)                              5.7%
                         605 Third Avenue
                         New York, NY 10158-3698

------------------------

(1) We anticipate that the 2,200,152 subordinate voting shares and 7,522,283 multiple voting shares of TrizecHahn Corporation that Peter Munk beneficially owned of record as of December 31, 2001 will be exchanged in the corporate reorganization for an equivalent number of Canco subordinate voting shares and multiple voting shares, respectively, which would give Mr. Munk voting control over Canco. Because of this anticipated voting control, beneficial ownership of the 100 shares of our special voting stock and approximately 60,000,000 shares of our common stock that we expect Canco to hold, directly or indirectly, on completion of the corporate reorganization is attributable to Mr. Munk pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934, as amended. In addition, we expect that on completion of the corporate reorganization Mr. Munk will beneficially own an additional 1,350,000 shares of our common stock issuable pursuant to the exercise of warrants held by him.
(2) This amount does not include warrants to purchase our common stock that we expect Canco will hold, directly or indirectly, and will be entitled to exercise at any time after the corporate reorganization. Although the number of these warrants is not yet determinable, the beneficial ownership of the common stock underlying the warrants will be attributable to Mr. Munk for the reasons described in footnote (1) above.
(3) Assuming that Southeastern Asset Management, Inc. certifies that it is a qualifying U.S. person and exchanges all of its holdings of TrizecHahn Corporation subordinate voting shares for shares of our common stock.
(4) Based on a Form 13F filed by Southeastern Asset Management, Inc. on November 9, 2001. This number includes shares that are also beneficially owned by Longleaf Partners Fund.
(5)      Based on a Form 13F filed by Neuberger Berman, LLC on November 9, 2001.

         To the extent that our directors and executive officers own subordinate voting shares of TrizecHahn Corporation at the time of the corporate reorganization, they will participate in the corporate reorganization on the same terms as other holders of TrizecHahn Corporation subordinate voting shares. Peter Munk will exchange his multiple voting shares of TrizecHahn Corporation for multiple voting shares of Canco in the corporate reorganization. The following table sets forth information with respect to the beneficial ownership of our voting stock expected upon completion of the corporate reorganization by each of our directors, each of our named executive officers and all of our directors and executive officers as a group based on their current ownership of TrizecHahn Corporation subordinate voting shares and options exerciseable within 60 days. The percent of class figure for the common stock is based on each identified person's current ownership of TrizecHahn Corporation shares and the assumptions that:

         o 150,000,000 shares of our common stock will be outstanding immediately following the corporate reorganization;

         o in the corporate reorganization, 90,000,000 subordinate voting shares of TrizecHahn Corporation will be exchanged on a one-for-one basis for 90,000,000 shares of our common stock;

         o in the corporate reorganization, all officers and directors (other than Peter Munk) identified in the following table will exchange on a one-for-one basis all TrizecHahn Corporation subordinate voting shares held by them for shares of our common stock; and

         o in the corporate reorganization, all officers and directors identified in the following table will exchange on a one-for-one basis all of their fully vested and exerciseable options to acquire TrizecHahn Corporation subordinate voting shares for either fully vested and exerciseable options to acquire shares of our common stock or warrants to acquire shares of our common stock.

Beneficial ownership is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all of the shares of common stock beneficially owned by them, subject to community property laws, where applicable.

                         Name of Director or         Amount and Nature of                      Percent
Title of Class           Executive Officer           Beneficial Ownership                      of Class
--------------           -----------------           --------------------                      --------
Special Voting Stock     Peter Munk                  100 shares (1)                               100%
Common Stock             Peter Munk                  Approximately 61,350,000 shares (1)(2)        41%
Common Stock             Christopher Mackenzie       507,500 shares (3)                             *
Common Stock             Lee Wagman                  902,590 shares (4)                             *
Common Stock             Casey Wold                  846,759 shares (5)                             *
Common Stock             Directors and executive     64,557,057 shares (6)(2)                      42%
                         officers as a group

------------------------

*        Represents less than one percent.

(1) We anticipate that the 2,200,152 subordinate voting shares and 7,522,283 multiple voting shares of TrizecHahn Corporation that Peter Munk beneficially owned of record as of December 31, 2001 will be exchanged in the corporate reorganization for an equivalent number of Canco subordinate voting shares and multiple voting shares, respectively, which would give Mr. Munk voting control over Canco. Because of this anticipated voting control, beneficial ownership of the 100 shares of our special voting stock and approximately 60,000,000 shares of our common stock that we expect Canco to hold, directly or indirectly, on completion of the corporate reorganization is attributable to Mr. Munk pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934, as amended. In addition, we expect that on completion of the corporate reorganization Mr. Munk will beneficially own an additional 1,350,000 shares of our common stock issuable pursuant to the exercise of warrants held by him.

(2) This amount does not include warrants to purchase our common stock that we expect Canco will hold, directly or indirectly, and will be entitled to exercise at any time after the corporate reorganization. Although the number of these warrants is not yet determinable, the beneficial ownership of the common stock underlying the warrants will be attributable to Mr. Munk for the reasons described in footnote (1) above.
(3) Included in this number are fully vested options exerciseable within 60 days of December 31, 2001 to purchase 500,000 TrizecHahn Corporation subordinate voting shares.
(4) Included in this number are fully vested options exerciseable within 60 days of December 31, 2001 to purchase 900,000 TrizecHahn Corporation subordinate voting shares.
(5) Included in this number are fully vested options exerciseable within 60 days of December 31, 2001 to purchase 657,500 shares of TrizecHahn Corporation subordinate voting shares.
(6) As at December 31, 2001, all directors and executive officers as a group owned fully vested options exerciseable within 60 days of such date to purchase 4,020,775 shares of TrizecHahn Corporation subordinate voting shares.

                             Controlling Stockholder


         Peter Munk, the Chairman of TrizecHahn Corporation, controls P.M. Capital Inc., which owns all of TrizecHahn Corporation's multiple voting shares. P.M. Capital Inc.'s ownership of TrizecHahn Corporation's multiple voting shares gives it a majority of the votes in elections of TrizecHahn Corporation's board of directors and on other matters to be voted on by TrizecHahn Corporation shareholders. Currently, we are a substantially wholly owned subsidiary of TrizecHahn Corporation. Peter Munk therefore has the ability to control our business and affairs.


         After the completion of the corporate reorganization, P.M. Capital Inc., through its ownership of Canco's multiple voting shares, will have a majority of the votes in elections of Canco's board of directors and on other matters to be voted on by Canco shareholders. We expect that Canco, indirectly through its subsidiaries, will own approximately 40% of our common stock and all of our shares of Class F convertible stock, as well as all of our shares of special voting stock after the corporate reorganization. Canco's indirect ownership of our special voting stock, when combined with its indirect ownership of our common stock, will provide it with a majority of the votes in elections of members of our board of directors. P.M. Capital's effective control of Canco will enable P.M. Capital to elect our entire board of directors and to exercise a controlling influence over our business and affairs.

                     Recent Sales of Unregistered Securities

         Except as described below, there have been no securities sold by the registrant within the last three years that were not registered under the Securities Act.

         On December 21, 1999, we issued 350,000 shares of our Series B convertible preferred stock to TrizecHahn Office Properties Ltd. in return for a contribution to us of $350 million of promissory notes. The exemption from registration was pursuant to Section 4(2) of the Securities Act and the rules and regulations promulgated under the Securities Act on the basis that the transaction did not involve a public offering.

         On December 18, 2000, we issued 750,000 shares of our Series B convertible preferred stock to TrizecHahn Office Properties Ltd. in return for a contribution to us of $750 million of promissory notes. The exemption from registration was pursuant to Section 4(2) of the Securities Act and the rules and regulations promulgated under the Securities Act on the basis that the transaction did not involve a public offering.


         On May 17, 2001, a special-purpose vehicle created by one of our subsidiaries issued commercial mortgage pass-through certificates for $1.44 billion. Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated acted as co-lead managers and joint bookrunners with respect to the certificates. The certificates were issued to six investment banks, including Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, as the initial purchasers. This issuance of certificates was exempt from registration pursuant to Section 4(2) of the Securities Act and the rules and regulations promulgated under the Securities Act on the basis that the transaction did not involve a public offering. The certificates were eligible for resale by the initial purchasers in the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to institutional accredited investors within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act, or outside the United States in accordance with Regulation S under the Securities Act.

         On December 3, 2001, we issued 357.6 shares of our common stock to Emerald Blue Kft in exchange for the delivery for cancellation to us of all previously outstanding Series A convertible preferred stock in connection with the exercise of conversion rights. The exemption from registration was pursuant to Section 4(2) of the Securities Act and the rules and regulations promulgated under the Securities Act on the basis that the transaction did not involve a public offering.

         On December 3, 2001, we issued 100 shares of our special voting stock, 100,000 shares of our Class F convertible stock and 38,000,000 shares of our common stock to Emerald Blue Kft in exchange for the delivery for cancellation to us of all previously outstanding common stock in connection with a recapitalization of our company. The exemption from registration was pursuant to
Section 4(2) of the Securities Act and the rules and regulations promulgated under the Securities Act on the basis that the transaction did not involve a public offering.

         On December 11, 2001, we issued 180,000 shares of our common stock to TrizecHahn Corporation in consideration for the contribution to us of all outstanding shares of 823 Inc. common stock and the assignment to us of all indebtedness of 823 Inc. to TrizecHahn Corporation. The exemption from registration was pursuant to Section 4(2) of the Securities Act and the rules and regulations promulgated under the Securities Act on the basis that the transactions did not involve a public offering.

         On December 28, 2001, we issued 376,500 shares of our Class C convertible preferred stock to Emerald Blue Kft for aggregate cash proceeds of $414,150,000 and 4 shares of our Class C convertible preferred stock to a minority shareholder of our common stock for aggregate cash proceeds of $4,400. The exemption from registration was pursuant to Section 4(2) of the Securities Act and the rules and regulations promulgated under the Securities Act on the basis that the transactions did not involve a public offering.


                       Description of Certain Indebtedness

Senior Secured Revolving Credit Facility


         We have negotiated a three-year, $350 million senior unsecured revolving credit facility with a group of banks. In December 2001, $200 million of the facility was committed and closed with a group of four banks. The remaining $150 million of the facility has been syndicated to a group of seven banks and closed in early January 2002. The credit facility is available for our general corporate purposes, including dividends and distributions to our stockholders, subject to certain restrictions on our making any such dividends or distributions. Interest will be calculated periodically on the borrowings outstanding under the facility on a variable rate basis using a spread over LIBOR. The spread will be dependent on our total leverage, or, if we obtain an investment-grade credit rating from two rating agencies, on our credit rating. In addition, we must pay to the lenders a fee based on the unused portion of the credit facility.

         The amount of the credit facility available to be borrowed at any time, is determined by the unencumbered properties that we, or our subsidiaries that guarantee the credit facility, own and that satisfy certain conditions of eligible properties. These conditions are not uncommon for credit facilities of this nature.

         We are subject to covenants customary for credit facilities of this nature, including financial covenants, restrictions on other indebtedness, restriction on encumbrances of properties that we use in determining our borrowing capacity, and certain customary investment restrictions. Our financial covenants include a restriction on dividends or distributions of more than 90% of our funds from operations. If we are in default in respect of our obligations under the credit facility, dividends shall be limited to the amount necessary to maintain REIT status.

TrizecHahn Office Properties Trust Commercial Mortgage Pass-Through Certificates

         In May 2001, we refinanced $1.16 billion of existing long-term debt through the private placement issuance by a special-purpose vehicle created by one of our subsidiaries of $1.44 billion of commercial mortgage pass-through certificates. The certificates are backed by mortgages that secure non-recourse loans on 28 of our office properties and have maturities of five, seven and 10 years. At September 30, 2001, the weighted average interest rate on this debt was 5.5%, and it replaced existing debt at 7.1%.


One New York Plaza Trust Commercial Mortgage Pass-Through Certificates

         In May 1999, we entered into a non-recourse acquisition loan in the amount of $245.9 million to fund a portion of the purchase price for One New York Plaza. The loan is secured by a first mortgage on the property, bears an interest rate of 7.27% and matures in May 2006. Subsequently, the loan was securitized through the private issuance of $245.9 million of commercial mortgage pass-through certificates. The certificates are backed by the non-recourse mortgage loan on the property.

Desert Passage Credit Facility


         In May 1998, one of our subsidiaries entered into a loan agreement with a group of banks to finance the construction of Desert Passage. The loan facility is in the total amount of $194 million, of which $178.0 million had been drawn as at September 30, 2001. The loan is secured by a mortgage on the property and is also guaranteed by certain of our other subsidiaries. Interest is calculated periodically on a variable rate basis using a spread over LIBOR. The loan matures in May 2003, but may be extended up to May 2005 subject to meeting certain conditions.


Hollywood and Highland Credit Facility


         In May 1999, one of our subsidiaries entered into a loan agreement with a group of banks to finance the construction of the retail and entertainment component of the Hollywood and Highland project. The total loan facility is in the amount of $150 million, of which $86.3 million had been drawn as at September 30, 2001. The loan is secured by a mortgage on the property and is also guaranteed by TrizecHahn Holdings Ltd., TrizecHahn Office Properties Ltd. and us. We expect that, prior to the time of the corporate reorganization, TrizecHahn Holdings Ltd. and TrizecHahn Office Properties Ltd. will be released under their respective guarantees. Interest is calculated periodically on a variable rate basis using a spread over LIBOR. The loan matures in May 2002, but may be converted to a term loan maturing May 2004 subject to meeting certain conditions.


Hollywood Hotel Credit Facility


         In April 2000, one of our subsidiaries entered into a loan agreement with a group of banks to finance the construction of the Hollywood Hotel, of which we currently own 84.5%. The total loan facility is in the amount of $98 million, of which $55.5 million had been drawn as of September 30, 2001 at our pro rata share. The loan is secured by a mortgage on the property and is guaranteed by TrizecHahn Office Properties Ltd. We expect that, prior to the time of the corporate reorganization, we will substitute our company for TrizecHahn Office Properties Ltd. under its guarantee. Interest is calculated periodically on a variable rate basis using a spread over LIBOR. The loan matures in April 2003, but may be extended up to April 2005 subject to meeting certain conditions.


Paseo Colorado Credit Facility


         In June 2000, one of our subsidiaries entered into a loan agreement with a group of banks to finance the construction of the Paseo Colorado development. The total loan facility is in the amount of $88 million, of which $50.7 million had been drawn as of September 30, 2001. The loan is secured by a mortgage on the property and is guaranteed by TrizecHahn Office Properties Ltd. and certain of our other subsidiaries. We expect that, prior to the time of the corporate reorganization, we will substitute our company for TrizecHahn Office Properties Ltd. under its guarantee. Interest is calculated periodically on a variable rate basis using a spread over LIBOR. The loan matures in September 2003, but may be extended up to September 2005 subject to meeting certain conditions.

Office Portfolio Mortgage Debt


         The following table sets forth information concerning mortgage debt secured by office properties as at September 30, 2001.

                                                                                    Principal       Term to
Property                              F/V (1)     Maturity Date    Current Rate      Balance        Maturity
------------------------------------------------------------------------------------------------------------
                                                                                     ($ mil.)       (Years)
Renaissance Tower                        F           Jan-03           7.32%       $    60.4           1.3
Galleria Towers I, II and III            F           May-04           6.79%           137.9           2.6
One New York Plaza                       F           May-06           7.27%           240.9           4.6
1065 Ave. of the Americas                F           Dec-04           7.18%            38.0           3.2
Newport Tower                            F           Nov-04           7.09%           107.2           3.1
2000 L Street,  N.W                      V           Feb-02           5.57%            41.4           0.3
Watergate Office Building                F           Feb-07           8.02%            19.3           5.4
1400 K Street, N.W                       F           May-06           7.20%            22.4           4.6
1250 23rd Street, N.W                    F           Mar-03           8.88%             9.9           1.4
Bethesda Crescent                        F           Jan-08           7.10%            34.1           6.3
Bethesda Crescent Ground Lease           F           Jan-08           6.70%             2.8           6.3
Twinbrook Metro Plaza                    F           Sep-08           6.65%            17.3           6.9
Goddard Corporate Park                   F           May-09           7.00%            15.3           7.6
Two Ballston Plaza                       F           Jun-08           6.91%            27.4           6.7
Rosslyn Gateway North                    F           May-07           8.00%            11.3           5.6
Rosslyn Gateway South                    F           May-02           8.25%             8.3           0.6
Sunrise Tech Park                        F           Jan-06           6.75%            23.9           4.3
Bank of America Plaza (Charlotte)        F           Feb-04           7.43%            67.2           2.3
Northstar Center                         F           Aug-02           7.75%            14.5           0.9
Gateway Center                           F           Sep-10           8.50%            42.6           8.9
Metropolitan Square                      F           Jan-08           7.05%            89.6           6.3
250 West Pratt Street                    F           Apr-05           6.77%            30.0           3.5
Bank of America Plaza (Columbia)         F           Mar-05           6.90%            21.2           3.4
Esperante Office Building                F           Mar-05           6.52%            23.9           3.4
Franklin Garage                          F           May-03           6.85%            26.9           1.6
One Alliance Center                      V           Oct-03           5.65%            35.6           2.0
Inner Belt Drive                         V           Oct-03           5.51%            14.1           2.1
CMBS Pass-Through Certificates (2)
  Class A-1 FL                           V           Apr-06           3.77%           256.6           4.5
  Class A-2                              F           May-11           6.09%            74.9           9.6
  Class A-3 FL                           V           Mar-08           3.86%           236.7           6.5
  Class A-3                              F           Mar-08           6.21%            78.9           6.5
  Class A-4                              F           May-11           6.53%           240.6           9.6
  Class B-1 FL                           V           Apr-06           3.91%            47.9           4.5
  Class B-3 FL                           V           Mar-08           4.01%            43.5           6.5
  Class B-3                              F           Mar-08           6.36%            14.5           6.5
  Class B-4                              F           May-11           6.72%            47.0           9.6
  Class C-3                              F           Mar-08           6.52%           101.4           6.5
  Class C-4                              F           May-11           6.89%            45.6           9.6
  Class D-3                              F           Mar-08           6.94%           106.1           6.5
  Class D-4                              F           May-11           7.28%            40.7           9.6
  Class E-3                              F           Mar-08           7.25%            73.3           6.5
  Class E-4                              F           May-11           7.60%            32.3           9.6
------------------------------------------------------------------------------------------------------------
  Total Office Mortgage Debt                     Pre Swap (3)         6.22%       $ 2,623.4           5.6
------------------------------------------------------------------------------------------------------------

                                     Pre Swap (3)  Post Swap (3)
                                     ------------  -------------

Total fixed rate debt:                 $1,947.7      $ 2,097.7
Total variable rate debt:               $ 675.7      $   525.7
Average rate:                             6.22%          6.34%


---------------------

(1)      "F" refers to fixed rate debt, "V" refers to variable rate debt.

(2) Related assets and allocated loan amounts ($ million): 10 South Riverside ($47.0), 110 William Street ($85.0), 120 South Riverside ($45.5), 1250 Connecticut Avenue ($29.8), 1550 & 1560 Wilson Boulevard ($31.0), 2401 Pennsylvania Avenue ($20.9), Allen Center ($350.4), Beaumeade Technology Center ($18.0), Borden Building ($31.0), Capital Center II & III ($33.0), Clark Tower ($31.0), Colony Square ($72.3), Continental Center I ($110.3), Continental Center II ($22.5), Interstate North ($60.0), Lakeside Center ($31.0), McKinney Place ($8.8), Midtown Plaza ($49.6), Minnesota Center ($23.0), One Reston Crescent ($22.0), The Palisades ($48.8), Park Center I & II ($8.5), Plaza of the Americas ($66.2), Reston Unisys ($24.0), Silver Spring Center ($15.3), Silver Spring Metro Plaza ($68.8), Two North LaSalle ($49.0), Williams Center I & II ($37.5).

(3) $150 million of the 7 year floating rate tranche of the CMBS loan has been swapped from one-month LIBOR +0.37% to 5.967% fixed rate.

                          Description of Capital Stock

         The following is a description of the general terms and provisions of our capital stock. This description is subject to and qualified in its entirety by reference to the applicable provisions of our certificate of incorporation and bylaws. Mellon Investor Services is our transfer agent.

Common Stock

         The holders of our common stock are entitled to one vote per share in the election of directors and on all other matters voted on by stockholders. Our certificate of incorporation does not provide for cumulative voting in the election of directors.

         Subject to the preferential rights of any other outstanding series of our capital stock, the holders of common stock are entitled to distributions declared from time to time by the board of directors or an authorized committee thereof from funds available for distribution to such holders.

         All issued and outstanding shares of common stock described in this information statement will be fully paid and non-assessable and will not be subject to preemptive or similar rights.

         In the event of our liquidation, dissolution or winding-up, the holders of common stock are entitled to receive ratably the assets remaining after satisfaction of all liabilities and payment of liquidation preferences and accrued dividends, if any, on any class or series of capital stock that has a liquidation preference.

         We intend to apply to list our common stock on the New York Stock Exchange.

Special Voting Stock


         We have issued all authorized shares of our special voting stock to an indirect, wholly owned Hungarian subsidiary of TrizecHahn Corporation that, after the corporate reorganization, will be an indirect, wholly owned subsidiary of Canco.

         The special voting stock entitles its holders to a number of votes in the election of our directors, so that when that number of votes is added to the aggregate number of votes that Canco and its subsidiaries otherwise may cast in the election of our directors, the total number constitutes a majority of the votes that may be cast. Holders of the special voting stock are entitled to such votes in the election of our directors only if Canco and its subsidiaries collectively own at least five percent of our issued and outstanding common stock at the time of the vote. The voting rights provided by the special voting stock will expire on January 1, 2008. The special voting stock does not entitle its holders to any voting rights with respect to any other matters, except as required by Delaware corporate law.

         The special voting stock also entitles its holders to certain cash dividends whenever we declare a dividend on our common stock during the 66 months after the effective date of the corporate reorganization. These dividend rights, however, are junior to the dividend rights of the Class F convertible stock.


         The cash dividend on the special voting stock will be an amount that on an after-tax basis is equal to all non-Canadian taxes, principally cross-border withholding taxes, payable by Canco or its subsidiaries in respect of:

         o    dividends paid to them by us after the corporate reorganization;

         o    related dividends paid by such entities; and

         o    certain prior dividends paid by us.

We will pay such cash dividends once the aggregate of such taxes exceeds a threshold amount to be established in a resolution of our board of directors in connection with the corporate reorganization.

         The effective tax rate used to calculate this cash dividend will not exceed 30% or such higher rate of United States withholding tax as may be applicable under the Internal Revenue Code of 1986, as amended, to dividends paid by a REIT to a foreign corporation at the time the particular cash dividend is paid by us. The current effective rate of non-Canadian tax is approximately 10%. We expect, however, that this rate will increase in the future. See "Risk Factors - An anticipated increase in non-Canadian taxes applicable to dividends we pay to a Hungarian subsidiary of Canco may decrease the amount of funds we have available for distribution as dividends on our common stock" in this information statement.

         Once during the 66-month period after the effective date of the corporate reorganization, our board of directors may pay a dividend on the special voting stock based on estimated future dividends on our common stock and estimated non-Canadian tax rates. If we have paid an estimated dividend on the special voting stock, the amount of the subsequent special voting stock dividends payable in connection with dividends on our common stock will be reduced by the amount of the estimated dividend.


         After the first date on which no taxing authority can make a further determination that Canco or its subsidiaries are liable for non-Canadian taxes in respect of a dividend paid by us on shares of our special voting stock or common stock held, directly or indirectly, by Canco, we or the holders of the special voting stock will be entitled to redeem any or all outstanding shares of special voting stock for an aggregate redemption price of $100,000, plus any declared but unpaid dividends.


         Upon liquidation, dissolution or winding-up, the holders of special voting stock will be entitled to an aggregate preferential distribution of $100,000 plus any declared but unpaid dividends, but no more, all subject to the prior rights of holders of Class F convertible stock and all other shares entitled to priority in the distribution of assets.

Class F Convertible Stock

         If and to the extent that TrizecHahn Corporation, Canco or their subsidiaries dispose of shares of our stock at a time when that sale is not exempt from U.S. tax because we are not then a "domestically-controlled REIT," TrizecHahn Corporation, Canco and their subsidiaries will incur FIRPTA tax with respect to gain realized on such disposition. In determining the value of the shares of TrizecHahn Corporation for the purpose of their exchange with CancoSubco for our common stock, it was decided that this potential FIRPTA tax liability should be taken into account to the extent it might be realized in the future as the result of certain specified triggering events. The amount, if any, of this potential liability, however, will not be ascertainable at the time of the corporate reorganization, although it may become more clearly ascertainable based on events occurring within a period of five and half years after the corporate reorganization. Therefore, it was decided that in determining the number of our shares to be exchanged for TrizecHahn Corporation's shares it would be appropriate to assume that such FIRPTA tax would not become payable but to provide a mechanism that would have the effect of adjusting such number of shares in the event that a relevant FIRPTA tax liability arises in the future. Because it would not be feasible to require that a portion of the shares of our stock held by the public be transferred to CancoSubco should such a relevant FIRPTA tax liability arise, the Class F convertible stock mechanism, described below, was adopted to adjust for this potential tax liability.


         We have issued all authorized shares of our Class F convertible stock to an indirect, wholly owned Hungarian subsidiary of TrizecHahn Corporation that, after the corporate reorganization, will be an indirect, wholly owned subsidiary of Canco. The shares of Class F convertible stock do not entitle their holders to vote or to receive notice of or to attend any meeting of our stockholders, except as required by Delaware corporate law.

         The Class F convertible stock entitles its holders to an aggregate cumulative dividend of $5,000 per annum prior to any dividend payments on or redemption of the special voting stock, Series B convertible preferred stock, Class C convertible preferred stock or the common stock in any year. The Class F convertible stock does not participate in any dividends declared on any other class of capital stock.


         Holders of the Class F convertible stock will be entitled to convert shares of Class F convertible stock into shares of our common stock, in most cases on the business day following delivery of a conversion notice to us, in connection with any of the following conversion triggering events:

         o FIRPTA tax is payable in connection with a disposition of our capital stock pursuant to the corporate reorganization if the FIRPTA tax payable is in excess of any anticipated amounts;

         o FIRPTA tax is payable in connection with major corporate transactions or events, such as mergers, requiring the approval of a specified portion of our common stockholders or the tendering of a specified portion of our common stock to effect those transactions or events, where they occur within 66 months following the effective date of the corporate reorganization;

         o FIRPTA tax is payable in connection with a disposition of shares of our capital stock by Canco or its subsidiaries within a three-month period following the 63rd month after the corporate reorganization, and prior to such disposition we were unable to deliver certification stating that we are a "domestically-controlled REIT" at such time or we provided such certification but FIRPTA tax is nevertheless payable on such disposition;

         o FIRPTA tax is payable in connection with a disposition of shares of our capital stock by Canco or its subsidiaries within a 60-month period following the 66th month after the corporate reorganization, which shares were held by Canco or its subsidiaries on the 66th-month anniversary of the corporate reorganization; provided that in connection with a disposition of our capital stock by Canco or its subsidiaries in the three-month period following the 63rd month after the corporate reorganization, we were unable to deliver certification stating that we were a "domestically-controlled REIT" at such time or we provided such certification but FIRPTA tax was nevertheless payable on such disposition; and

         o a FIRPTA tax liability is asserted by the Internal Revenue Service but is disputed by the relevant taxpayer and such taxpayer wishes to prepay the disputed amount pending resolution of the dispute but is unable to finance on commercial terms such prepayment and any associated taxes or costs; provided, however, that following the settlement of the dispute the relevant taxpayer will refund to us any amount that is in excess of such taxpayer's FIRPTA tax liability plus any costs associated with the dispute.

         In order to convert a share of Class F convertible stock, the holder must give a notice to us within 21 days after the occurrence of the relevant conversion triggering event. In most circumstances, however, a sale of shares of our capital stock by Canco or its subsidiaries in the 63-month period following the corporate reorganization will not entitle a holder to convert any shares of Class F convertible stock into shares of our common stock.

         Upon conversion, a holder of Class F convertible stock will generally be entitled to a number of shares of our common stock such that the after-tax proceeds from the sale thereof would equal the amount of the FIRPTA tax incurred, plus any costs or penalties associated therewith. In the event that our Class F convertible stock is convertible because FIRPTA tax is payable in connection with a disposition of our stock in the 60-month period following the 66th month after the corporate reorganization as described above, the aggregate number of shares of our common stock that may be received by the holder of our Class F convertible stock pursuant to such conversions would be subject to a limit based on a fixed amount of FIRPTA tax. Specifically, the aggregate number of shares received will be limited so that the aggregate after-tax proceeds from any sale thereof will not exceed the amount of FIRPTA tax that would have been payable had all such shares been sold at the end of the 66th month after the corporate reorganization. For the purposes of determining a holder's conversion entitlement, the fair market value of our common stock will be calculated as follows:

         o Where common stock is sold before the conversion date to fund applicable taxes or costs, the fair market value of our common stock will be determined by the weighted average prices realized on sales of our common stock, less costs associated with such sales.

         o Otherwise, the fair market value of our common stock will be determined by the weighted average trading price of our common stock on the day the conversion notice was delivered.

         If we disagree with the calculation of the number of shares of common stock resulting from conversion, we will be entitled to dispute the calculation in arbitration proceedings.

         After the conversion rights expire, we or the holders will be entitled to redeem any or all outstanding shares of Class F convertible stock for an aggregate redemption price of $100,000 plus any declared but unpaid dividends.

         Upon liquidation, dissolution or winding-up, the holders of Class F convertible stock will be entitled to an aggregate preferential distribution in the amount of $100,000, plus any declared but unpaid dividends, prior to any distributions to holders of special voting stock or common stock. Once the Class F convertible stockholders receive the preferential distribution upon our liquidation, dissolution or winding-up, they will not be entitled to share in any further distributions.

Series B Convertible Preferred Stock

         The holders of our Series B convertible preferred stock are not entitled to vote as such, except as required by the Delaware General Corporate Law.


         The Series B convertible preferred stock entitles its holders to an aggregate cumulative dividend at a fixed per annum rate of 7.5% of the price per share at which such stock was purchased. The Series B convertible preferred stock does not participate in any dividends declared on any other class of capital stock.


         Holders of shares of Series B convertible preferred stock may at their option convert all or part of their shares of Series B convertible preferred stock into common stock. Each share of Series B convertible preferred stock shall be convertible into such number of shares of our common stock equal to $1,000 divided by the fair market value of one share of our common stock at the time of conversion, which is to be determined by our board of directors.

         We may redeem any or all issued and outstanding shares of Series B convertible preferred stock at a redemption price equal to $1,000 per share, plus any declared but unpaid dividends. We may also choose to purchase for cancellation any or all outstanding shares of Series B convertible preferred stock by an invitation to tender addressed to all registered holders of Series B convertible preferred stock, but only if the price per share being offered is less than the price that would be paid on redemption.


         Upon liquidation, dissolution or winding-up, the holders of Series B convertible preferred stock will be entitled to a preferential distribution in the amount of $1,000 per share, plus any declared but unpaid dividends, prior to any distributions to holders of common stock. Once the Series B convertible preferred stockholders receive the preferential distribution upon our liquidation, dissolution or winding-up, they will not be entitled to share in any further distributions.

Class C Convertible Preferred Stock

         The holders of our Class C convertible preferred stock are not entitled to vote as such, except as required by the Delaware General Corporate Law.

         The Class C convertible preferred stock entitles its holders to an aggregate cumulative dividend at a fixed per annum rate of 7% of the price per share at which such stock was purchased payable quarterly prior to any dividend payments on or redemption of the Series B convertible preferred stock or the common stock in any year. The Class C convertible preferred stock does not participate in any dividends declared on any other class of capital stock.

         Holders of shares of Class C convertible preferred stock may at their option convert all or part of their shares of Class C convertible preferred stock into common stock at any time after April 1, 2002. Each share of Class C convertible preferred stock shall be convertible into such number of shares of our common stock equal to $1,100 divided by the fair market value of one share of our common stock at the time of conversion, which is to be determined by our board of directors.

         We may redeem any or all issued and outstanding shares of Class C convertible preferred stock at a redemption price equal to $1,100 per share, plus any declared but unpaid dividends at any time after the fifth anniversary of the issue date of the Class C convertible preferred stock. We may also choose to purchase for cancellation at any time after the fifth anniversary of the issue date any or all outstanding shares of Class C convertible preferred stock by an invitation to tender addressed to all registered holders of Class C convertible preferred stock, but only if the price per share being offered is less than the price that would be paid on redemption.

         Upon liquidation, dissolution or winding-up, the holders of Class C convertible preferred stock will be entitled to a preferential distribution in the amount of $1,100 per share, plus any declared but unpaid dividends, prior to any distributions to holders of Series B convertible preferred stock or common stock. Once the Class C convertible preferred stockholders receive the preferential distribution upon our liquidation, dissolution or winding-up, they will not be entitled to share in any further distributions.


Restrictions on Ownership of our Capital Stock

         For us to qualify as a REIT under the Internal Revenue Code of 1986, as amended, among other things:

         o not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code of 1986, as amended, during the last half of a taxable year; and

         o our capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.


         To enable us to continue to qualify as a REIT, our certificate of incorporation restricts the ownership of shares of our capital stock as described below to address these requirements.

         Our certificate of incorporation provides that no stockholder other than TrizecHahn Corporation, Canco or their subsidiaries may beneficially own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code of 1986, as amended, more than 9.9% of the value of the outstanding shares of our capital stock. The board of directors may waive the application of this ownership limitation to a person subject thereto if the board of directors receives a ruling from the Internal Revenue Service or an opinion of counsel concluding that all the requirements for our qualification as a REIT and as a "domestically-controlled REIT" will be satisfied. However, prior to waiving the application of this ownership limitation, the board of directors must require such representations and undertakings from the applicant as are reasonably necessary to ascertain that such applicant's beneficial or constructive ownership of our capital stock will not then or in the foreseeable future violate the requirements for our qualification as a REIT and as a "domestically-controlled REIT."

         In addition to the ownership limitations established to preserve our REIT status, as described above, our certificate of incorporation contains an ownership limitation that is designed to enable us to qualify as a "domestically-controlled REIT," within the meaning of Section 897(h)(4)(B) of the Internal Revenue Code of 1986, as amended. This limitation restricts any person that is not a qualifying U.S. person from beneficially owning our capital stock if such person's holdings, when aggregated with shares of our capital stock beneficially owned by all other persons that are not qualifying U.S. persons, would exceed 45% by value of our issued and outstanding capital stock. Such limitation, however, will not affect the right of TrizecHahn Corporation, Canco and their subsidiaries to hold shares of our capital stock that are acquired in connection with the corporate reorganization or that may be acquired pursuant to the conversion of Class F convertible stock and will not apply to an acquisition of exchange certificates.


         For purposes of these limitations on ownership relating to "domestically-controlled REIT" status, a qualifying U.S. person is a person who falls within at least one of the following categories:

         (1)  a U.S. citizen;

         (2)  a U.S. resident individual;

         (3)  an S corporation;

         (4) a partnership or limited liability company (or other entity classified as a partnership for United States federal income tax purposes) (a) that is created or organized in or under the laws of the United States or any State or the District of Columbia and (b) at least 95% (by value) of the interests in which are owned by qualifying U.S. persons;

         (5) a corporation or business trust (or other entity classified as a corporation for United States federal income tax purposes) (a) that is created or organized in or under the laws of the United States or any State or the District of Columbia and (b) at least 95% (by value) of the shares, units or other ownership interests in which are owned by qualifying U.S. persons;

         (6) an estate if (a) its income is subject to U.S. tax regardless of source and (b) at least 95% of amounts distributable by it are distributable to qualifying U.S. persons;


         (7) a registered investment company (as defined in Section 851 of the Internal Revenue Code of 1986, as amended) that is offered for sale only in the United States;

         (8) a trust if (a) a court within the United States is able to exercise primary jurisdiction over its administration, (b) one or more United States persons (as defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended) have the authority to control all substantial decisions of the trust, and (c) at least 95% of amounts distributable by it are distributable to qualifying U.S. persons;

         (9) a corporation, fund, foundation or other organization organized under the laws of the United States or any State or the District of Columbia and that is generally exempt from tax therein and is described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

         (10) a legal person organized under the laws of the United States or any State or the District of Columbia and that is generally exempt from tax therein and is established and maintained to provide pensions or other similar benefits in connection with employment pursuant to a plan (including, without limitation, (a) a trust described in Section 401(a) of the Internal Revenue Code of 1986, as amended, and (b) an "eligible deferred compensation plan" as defined in Section 457 of the Internal Revenue Code of 1986, as amended, in respect of which the employer is a qualifying U.S. person);

         (11) a simplified employee pension plan described in Section 408(k) of the Internal Revenue Code of 1986, as amended, an individual retirement account, an account described in Section 408(p) of the Internal Revenue Code of 1986, as amended, an annuity plan described in Section 403 of the Internal Revenue Code of 1986, as amended, and any similar plan permitted under the Internal Revenue Code of 1986, as amended, in respect of individual retirement benefits or similar benefits, provided that in each case at least 95% of all amounts payable under such plan are payable to qualifying U.S. persons;


         (12) a group trust in which assets of persons described in paragraph
              (10) or (11) above are pooled;

         (13) a Keough plan, provided that at least 95% of all amounts payable under such plan are payable to qualifying U.S. persons;

         (14) a governmental entity consisting of any of: (a) any governing body of the United States, or of a political subdivision or local authority of the United States; (b) a person that is wholly owned, directly or indirectly, by the United States or a political subdivision or local authority of the United States provided (i) it is created or organized in or under the laws of the United States, or any State or the District of Columbia (ii) its earnings are credited to its own account with no portion of its income inuring to the benefit of any private person, and (iii) its assets vest in the United States or a political subdivision or local authority of the United States upon dissolution; and (c) a pension trust or fund of a person described in subparagraph (a) or (b) that is created or organized in or under the laws of the United States or any State or the District of Columbia and that is constituted and operated exclusively to administer or provide pension benefits to individuals in respect of services rendered to such person in the discharge of functions of a governmental nature;


         (15) a "common trust fund" as defined in Section 584 of the Internal Revenue Code of 1986, as amended, or separate account, respectively, (a) established by a bank or insurance company, respectively, organized in the United States or under the laws of the United States or any State or the District of Columbia and (b) at least 95% (by value) of the interests in which are owned by qualifying U.S. persons; and


         (16) an investment club or similar entity (a) that is created or organized in or under the laws of the United States or any State or the District of Columbia and (b) at least 95% (by value) of the interests in which are owned by qualifying U.S. persons.

         As used herein, the term "United States" means the United States of America, and includes the States thereof and the District of Columbia; such term, however, does not include Puerto Rico, the Virgin Islands, Guam or any other United States possession or territory.

         Solely for the purposes of applying the 45% foreign ownership limitation, unless and until otherwise determined by our board of directors, any purported acquisition of beneficial ownership of shares of our capital stock by a person that is not a qualifying U.S. person, of which we become aware, will be presumed to cause a violation of such limitation. However, this presumption will not be applied to:

         o any acquisition by TrizecHahn Corporation, Canco or their subsidiaries of shares of our common stock acquired in connection with the corporate reorganization;

         o any acquisition of our Class F convertible stock or special voting stock;

         o any issuance by us of our common stock to a holder of Class F convertible stock upon conversion by such holder of shares of Class F convertible stock;

         o any acquisition by a person that is not a qualifying U.S. person resulting from such person's exercise of stock options issued by us, but only if such shares are disposed of by the close of the first business day following the exercise of such stock options; and

         o    any acquisition of exchange certificates.

         Our board of directors may, in its sole discretion, terminate the presumption referred to above at any time following the occurrence of any event or events that, in the judgment of our board of directors, result in a substantial reduction in the percentage ownership of our capital stock by TrizecHahn Corporation, Canco or their subsidiaries, provided that the board of directors has received a ruling from the Internal Revenue Service or an opinion of counsel concluding in effect that a termination of the presumption would not significantly and adversely affect our ability to qualify as a "domestically-controlled REIT."

         In the event that a purported transfer, including but not limited to a sale or issuance, of shares of our capital stock to any person would:

         o cause the person to own shares of our capital stock in violation of any of the ownership limitations and restrictions;

         o    cause us to be beneficially owned by fewer than 100 persons;

         o cause us to become "closely held" under Section 856(h) of the Internal Revenue Code of 1986, as amended;


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         o    cause us to constructively own 10% or more of the ownership interests in a tenant of real property owned by us or by our direct or indirect subsidiary within the meaning of Section 856(d)(2)(B) of the Internal Revenue Code of 1986, as amended, if that would cause us to violate the 95% or 75% gross income tests of Section 856(c) of the Internal Revenue Code; or

         o result in us not qualifying as a "domestically-controlled REIT" (determined for this purpose without regard to the five-year period referred to in Section 897(c)(1) of the Internal Revenue Code of 1986, as amended), such purported transfer will be void ab initio, the intended transferee will be deemed to be a prohibited owner and will acquire no rights in such shares, and such shares will be designated as excess shares. All excess shares will be automatically transferred (without action by the stockholder) to a charitable trust for the exclusive benefit of charitable beneficiaries designated by us, subject to the prohibited owner's entitlement to certain proceeds as described below. The transfer of the excess shares to the charitable trust will be effective as of the close of trading on the trading day immediately preceding the purported transfer date.

         If we determine that: (a) a purported transfer of shares of our capital stock would be in violation of any of the ownership limitations and restrictions, (b) a person acquired or intends to acquire beneficial ownership of our capital stock in violation of any of the ownership limitations and restrictions, or (c) a person is otherwise in violation of any of the ownership limitations and restrictions, we will take any necessary actions to prevent or void such transfer or acquisition. Our failure to act, however, will not affect the designation of shares of our capital stock as excess shares and their automatic transfer to the charitable trust in accordance with procedures described above. In addition, any person who acquires or attempts to acquire shares of our capital stock in violation of the ownership restrictions or who is otherwise in violation of any of the ownership limitations and restrictions, will be required immediately to provide us with written notice of the purported transfer or of any other event that caused the person to beneficially own our capital stock in violation of the ownership restrictions, and, upon our request, will also be required to provide us with any information concerning the impact of the purported transfer or such other event on our status as a REIT and as a "domestically-controlled REIT."

         A person who is deemed to be a prohibited owner will not benefit economically from any excess shares held in the charitable trust, will have no rights to dividends paid with respect to the excess shares and will not have any rights to vote or other rights attributable to the excess shares held in the charitable trust. Upon liquidation, the prohibited owner who gave value for shares of the capital stock that are designated as excess shares and are automatically transferred to the charitable trust will be entitled to receive an amount not greater than the price per share that such prohibited owner paid for such shares, or, if the prohibited owner did not give value for the shares, an amount that is equal to the price per share based on fair market value of the shares on the date of the purported transfer or such other event that caused the transfer of such shares to the charitable trust. Within 20 days of receiving notice from us that the shares have been transferred to the charitable trust, the charitable trustee will sell the shares to a permitted transferee (or permitted transferees) whose beneficial ownership of our capital stock would not violate our ownership limitations and restrictions. Upon this transfer by the trustee to a permitted transferee, the prohibited owner will receive from the trustee the lesser of the proceeds received on the disposition of the shares to a permitted transferee or the price per share such prohibited owner paid for such shares or, if no value was given by the prohibited owner, a price based on the fair market value of the shares on the date of the purported transfer or such other event as caused the transfer of the shares of capital stock to the charitable trust. The trustee will distribute any excess amounts to the charitable beneficiaries.

         While the excess shares are held in trust, the trustee, as a record holder of the excess shares, will be entitled to all dividends and distributions, including any distributions upon liquidation, paid by us with respect to the relevant class of capital stock. The trustee will have all the voting rights of excess shares held by the trust and rights to receive any notice of any meetings that a particular class of excess shares held by the trustee is entitled to. The trustee will agree to vote the excess shares pursuant to a voting agreement with us.

         The ownership limitation provisions of the certificate of incorporation will not be automatically removed if the REIT provisions of the Internal Revenue Code of 1986, as amended, are changed to remove or increase the ownership concentration limitation. Except as otherwise described above, any change in the ownership limit would


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require an amendment to the certificate of incorporation. In addition to preserving our status as a REIT, the ownership limit may have the effect of precluding a third party from acquiring control of us.


         We are specifically authorized to seek equitable relief to enforce our ownership limitations.

         Our ownership limitations do not preclude the settlement of transactions entered into through the facilities of the New York Stock Exchange, the Nasdaq Stock Market Inc. or any other national securities exchange (but the fact of settlement will not prevent or deter the transfer of our capital stock to the charitable trust as described above).


         All certificates representing shares of our capital stock will bear a legend referring to the restrictions described above.

Obligations of the Stockholders to Provide Information


         Each person who beneficially owns 2% or more of the outstanding shares of our capital stock, is obligated, within 30 days after the end of each fiscal year, to give to us a written statement or an affidavit, as we may determine, stating, among other things, (1) the amount of capital stock beneficially owned by such person as of each of the dividend record dates of our capital stock on which such person beneficially owned shares of our capital stock during the immediately preceding year and (2) whether or not such person is a qualifying U.S. person. Under the policies and procedures to be established by our board of directors, a statement similar to the one required from beneficial owners of 2% or more of our outstanding shares of capital stock is also required of persons who beneficially own between 1% and 2% of our outstanding shares of capital stock.

         Each person who is a beneficial, constructive or record owner of capital stock is required to promptly provide to us such information as we may request in order to determine our status as a REIT and as a "domestically-controlled REIT" and to determine and ensure compliance with our ownership limitations and restrictions.


         Any person who fails to provide us promptly with any of the requested information will be automatically deemed to not be a qualifying U.S. person and, therefore, a prohibited owner. Such prohibited owner's shares of capital stock will be designated as excess shares and transferred to the charitable trust for sale to a qualifying U.S. person, in the manner described above in the section entitled "Restrictions on Ownership of our Capital Stock," except that, for the purposes of determining such prohibited owner's entitlement upon liquidation and upon sale of excess shares to a permitted transferee, such prohibited owner will be considered to have given no value for such shares.

Exchange Certificates


         As part of the corporate reorganization, in the event that the number of subordinate voting shares held by qualifying U.S. persons electing to receive shares of our common stock falls short of the number of shares comprising approximately 60% of our common stock, certain holders of TrizecHahn Corporation's subordinate voting shares who do not certify that they are qualifying U.S. persons may receive in exchange for some of their subordinate voting shares exchange certificates representing an equivalent number of shares of our common stock. These exchange certificates will be exchangeable for the underlying shares of our common stock upon certification of qualifying U.S. person status during the three-month period following the effective date of the corporate reorganization. The exchange certificates will be freely transferable, and we intend to make an application to list them on the New York Stock Exchange for the three-month exchange period.

         The underlying shares of our common stock to be exchanged for the exchange certificates will be held by a custodian on behalf of the holders of exchange certificates during the three-month exchange period. If the exchange certificates are not exchanged by the end of the three-month exchange period, the custodian will sell the remaining shares of common stock underlying the exchange certificates on the open market to qualifying U.S. persons on behalf of the holders of expired exchange certificates. The custodian will deliver to these holders their portion of the proceeds from such sale.



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


         The exchange certificates will entitle the holders thereof to the rights of holders of our common stock except for the right to vote at any meetings of our stockholders or at any other time at which a vote or consent of any of our stockholders is sought.


Warrants

         As part of the corporate reorganization, we intend to issue warrants
(1) to certain holders of then outstanding TrizecHahn Corporation stock options in replacement of such options and (2) to Canco or a wholly owned subsidiary of Canco in an amount sufficient to allow Canco or such wholly owned subsidiary to purchase one share of our common stock for each Canco stock option granted in the corporate reorganization.

         Each warrant will entitle the registered holder to purchase shares of our common stock at any time prior to the expiration date of such warrant. The expiration date of each warrant issued in replacement of an outstanding TrizecHahn Corporation stock option will be identical to the expiration date of the stock option that such warrant replaces, and the exercise price of each such warrant will be the U.S. dollar equivalent of the exercise price of the stock option that such warrant replaces. Upon the exercise of an outstanding Canco stock option to acquire a newly issued Canco subordinate voting share, we expect that Canco or a wholly owned subsidiary of Canco will exercise a warrant providing Canco or the subsidiary with a corresponding newly issued share of our common stock. Any warrant not exercised before its expiration date will become void, and rights of the holder will cease. The warrants will not entitle the holders thereof to any of the rights of holders of our common stock or to vote at any meetings of our stockholders or at any other time at which a vote or consent of any of our stockholders is sought.

         These warrants will be structured to qualify as readily ascertainable fair market value options for U.S. tax purposes. Accordingly, they will be freely transferable by the holder and fully vested and exercisable and will have a fixed term that is not linked to continued service with us as an employee or director. The warrants will not, however, be listed on any stock exchange.

         We expect that a registration statement on Form S-11 registering the underlying shares of our common stock will be effective upon issuance of the warrants. We expect that each warrant will be subject to the terms of a warrant agreement to be entered into prior to the issuance of the warrants. This warrant agreement will provide for adjustment of the exercise price to protect holders against dilution in the event of a stock dividend, stock split, combination or reclassification of the common stock.

Anti-takeover Effect of Provisions in our Charter and Bylaws and Under Delaware Law


         Charter and Bylaws

         The ownership restrictions contained in our certificate of incorporation and bylaws might discourage transactions that involve an actual or threatened takeover of us. These ownership restrictions would delay or impede a transaction or a change in control that might involve a premium price for our capital stock or would otherwise be in the best interest of the stockholders. See "Description of Capital Stock - Restrictions on Ownership" and "Description of Capital Stock - Qualification as a 'Domestically-Controlled REIT'" in this information statement. These provisions may reduce the possibility of a tender offer or an attempt to change our control.


         Delaware Law

         The holders of our Class F convertible stock, special voting stock, Series B convertible preferred stock and Class C convertible preferred stock may be able to delay, defer or prevent a change in control of our business in circumstances where the holders of any of these classes of our capital stock would have class voting rights. Specifically, regardless of whether our certificate of incorporation grants voting rights to holders of a particular class of our capital stock, Section 242(b)(2) of the Delaware General Corporation Law grants to the holders of each class of our capital stock a statutory voting right to approve as a class any amendment to our certificate of incorporation if the amendment would change the aggregate number of authorized shares of the particular class of capital stock or its par value or would adversely change the powers, preferences or special rights of the particular class of capital stock. This statutory voting right exists with respect to a particular class of capital stock for so long as any shares of that



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class remain outstanding and only terminates when all shares of the class are redeemed or converted, if applicable, or otherwise retired.



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             Certain United States Federal Income Tax Considerations

         The following summary discusses the federal income tax considerations anticipated to be material to you. The discussion addresses only holders that hold shares of our common stock as capital assets and does not address the tax consequences that may be relevant to individual stockholders in light of their particular circumstances or any special treatment to which they may be subject under certain federal income tax laws, such as dealers in securities, traders in securities that elect to mark to market, banks, insurance companies, persons liable for the alternative minimum tax, persons that hold securities that are a hedge, that are hedged against currency risks or that are part of a straddle or conversion transaction, persons whose functional currency is not the U.S. dollar, tax-exempt organizations (except to the extent discussed under the heading "- Taxation of Tax-Exempt Stockholders") or non-United States persons (except to the extent discussed under the heading "- Taxation of Non-U.S. Persons Holding Our Exchange Certificates"). This discussion does not address any consequences arising under the laws of any state, local or foreign jurisdiction.

         The information in this discussion is based on current provisions of the Internal Revenue Code of 1986, as amended ("Code"), existing, temporary and currently proposed Treasury Regulations thereunder, the legislative history of the Code, existing administrative interpretations and practices of the Internal Revenue Service (the "IRS"), and judicial decisions, all of which are subject to change either prospectively or retroactively. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations or judicial decisions will not significantly change the current law or adversely affect existing interpretations of the current law.

         You are advised to consult your own tax advisor regarding the specific tax consequences to you of the purchase, ownership and disposition of our common stock or of the exchange certificates representing the underlying common stock.

Taxation of Our Company

         General


         We have made an election to be taxed as a REIT, under Sections 856 through 860 of the Code, commencing with our taxable year ending on December 31, 2001. We believe that we have operated in a manner that permits us to satisfy the requirements for taxation as a REIT under the applicable provisions of the Code. We intend to continue to operate in such manner, but no assurance can be given that we will continue to operate in a manner so as to qualify or remain qualified as a REIT for United States federal income tax purposes.


         Shearman & Sterling, acting as our special counsel, has delivered an opinion substantially to the effect that, commencing with our taxable year ended December 31, 2001, we have been organized in conformity with the requirements for qualification as a REIT, and our method of operation has enabled and will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. This opinion is based on current law and various assumptions, and relies upon the accuracy of certain representations made by us as to factual matters, and an opinion of counsel is not binding upon the IRS. Moreover, qualification and taxation as a REIT depends upon our ability to meet on an ongoing basis (through actual annual operating results, distribution levels and diversity of stock ownership) the various qualification tests imposed under the Code, as discussed below, the results of which will not be reviewed by Shearman & Sterling. Accordingly, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy such requirements. Further, the anticipated income tax treatment described in this information statement may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See "Risk Factors - Our failure to qualify as a REIT would decrease the funds available for distribution to our stockholders and adversely affect the market price of our common stock" in this information statement.

         The provisions of the Code, Treasury Regulations promulgated thereunder and other federal income tax laws relating to the qualification as and taxation of REITs are highly technical and complex. The following discussion sets forth the material aspects of the laws that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and Treasury Regulations thereunder, and administrative and judicial interpretations thereof, all of which are subject to change, which changes may apply retroactively.



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         If we qualify for taxation as a REIT, generally, we will not be subject to United States federal corporate income taxes on that portion of our ordinary income or capital gain that we currently distribute to stockholders. The REIT provisions of the Code generally allow a REIT to deduct dividends paid to our stockholders. This deduction for dividends substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a regular corporation. We will, however, be subject to federal income tax under certain circumstances, among which are the following:

         We will be subject to tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. See, however, "Annual Distribution Requirements" below with respect to our ability to elect to treat as having been distributed to our stockholders certain capital gains upon which we have paid taxes, in which case, so much of the taxes as we have paid with respect to such income would also be treated as having been distributed to stockholders.

         We may be subject to the "alternative minimum tax" on our items of tax preference.

         If we have (a) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income. In general, foreclosure property is property acquired through foreclosure after a default on a loan secured by the property or on a lease of the property.

         We will be required to pay a 100% tax on any net income from prohibited transactions. In general, prohibited transactions are sales or other taxable dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

         If we fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but we have maintained our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to (1) the gross income attributable to the greater of the amount by which we fail the 75% or 95% gross income test multiplied by (2) a fraction intended to reflect our profitability.

         We will be required to pay a 4% excise tax on the amount by which our annual distributions to our stockholders are less than the sum of (1) 85% of our ordinary income for the taxable year, (2) 95% of our REIT capital gain net income for the year (other than capital gain income we elect to retain and pay tax on) and (3) any undistributed taxable income from prior periods (other than capital gains from such years which we elected to retain and pay tax on).

         If we acquire an asset from a corporation that is not a REIT in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the transferor corporation, and we subsequently sell the asset within 10 years, then pursuant to the Temporary Treasury Regulations, we would be required to pay tax at the highest regular corporate tax rate on this gain to the extent (a) the fair market value of the asset exceeds (b) our adjusted tax basis in the asset, in each case, determined as of the date on which we acquired the asset. The results described in this paragraph assume that we will elect this treatment in lieu of an immediate tax when the asset is acquired.

         Organizational Requirements

         The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation but for Sections 856 through 859 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons;
(6) not more than 50% in value of the outstanding capital stock of which is owned, directly or indirectly (through the application of certain attribution rules), by five or fewer individuals (as defined in the Code) at any time during the last half of each taxable year; and (7) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition



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(5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

         We believe that we will have issued sufficient shares of our common stock with sufficient diversity of ownership to allow us to satisfy conditions
(5) and (6). In addition, our certificate of incorporation will provide for certain restrictions regarding the transfer of our capital stock in order to aid in meeting the stock ownership requirements. If we were to fail to satisfy such ownership requirements, our status as a REIT will terminate. See "Risk Factors - Our failure to qualify as a REIT would decrease the funds available for distribution to our stockholders and adversely affect the market price of our common stock" in this information statement.

         To monitor our compliance with the stock ownership requirements, we are required to maintain records regarding the actual ownership of our capital stock. To do so, we must demand written statements each year from the record holders of certain percentages of our capital stock in which the record holders are to disclose the actual owners of the capital stock (i.e., the persons required to include in gross income the REIT dividends). A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. A stockholder who fails or refuses to comply with the demand must submit a statement with its United States federal income tax return disclosing the actual ownership of the capital stock and certain other information. Although we intend to satisfy the stockholder demand statement requirements described in this paragraph, any failure to satisfy those requirements will not result in our disqualification as a REIT under the Code but may result in the imposition of IRS penalties against us.

         In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of a partnership will retain the same character in the hands of a partner qualifying as a REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests, described below.

         Income Tests

         There are two separate percentage tests relating to the sources of our gross income that must be satisfied for each taxable year.

         First, at least 75% of our gross income (excluding gross income from "prohibited transactions") for each taxable year must be derived, directly or indirectly, from investments relating to real property or mortgages on real property (including "rents from real property," "gain from the sale or other disposition of real property," and, in certain circumstances, interest) or from certain other types of gross income specified in Section 856(c)(3) of the Code. Second, at least 95% of our gross income (excluding gross income from "prohibited transactions") for each taxable year must be derived, directly or indirectly, from such real property investments, dividends, interest and gain from the sale or disposition of capital stock or securities (or from any combination of the foregoing).

         In addition, if we should realize any net income from the sale or other disposition of property held primarily for sale to customers in the ordinary course of business (including our share of any such gain realized by any partnership in which we are a partner), then such income would be treated as income from a "prohibited transaction" and would not count towards satisfying the 95% and 75% gross income tests. Such income would also be subject to a 100% penalty tax. Under existing law, whether property is held primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction.

         Rents received from a tenant will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total


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rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property" in this information statement. Finally, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue. The "independent contractor" requirement, however, does not apply to the extent that the services provided by us are "usually or customarily rendered" in connection with the rental of space for occupancy only, and are not otherwise considered "rendered to the occupant." To the extent that services (other than those customarily furnished or rendered in connection with the rental of real property) are rendered to the tenants of the property by the independent contractor, the cost of the services must be borne by the independent contractor. Both for the Related Party Tenant rules and for determining whether an entity qualifies as an independent contractor of a REIT, certain attribution rules of the Code apply, pursuant to which shares of a REIT held by one entity are deemed held by another. In addition to the independent contractor exception, a "taxable REIT subsidiary" in which we own an interest may provide both customary and noncustomary services to our tenants without causing the rent we receive from those tenants to fail to qualify as "rents from real property."

         We believe that we have held and managed our properties in a manner that has given rise to rental income qualifying under the gross income requirements for the REIT.

         If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are entitled to relief under certain provisions of the Code. These relief provisions will generally be available if our failure to meet such tests was due to reasonable cause and not due to willful neglect, if we attach a schedule of the sources of our income to our United States federal income tax return, and if any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above in "- General," even if these relief provisions apply, a tax would be imposed with respect to the excess gross income.

         Asset Tests

         At the close of each quarter of our taxable year, we must satisfy two tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items and government securities (as well as certain temporary investments in stock or debt instruments purchased with the proceeds of new capital raised by us). Second, no more than 25% of our total assets may be represented by securities other than those in the 75% asset class. Of the investments included in the 25% asset class, subject to an exception for securities in the 75% asset class, (1) the value of one or more "taxable REIT subsidiaries" owned by us may not exceed 20%, of our total assets, (2) the value of any one issuer's securities (other than securities of taxable REIT subsidiaries) owned by us may not exceed 5% of our total assets, (3) we may not own more than 10% of any one issuer's outstanding voting securities, and (4) we may not own more than 10% of any one issuer's securities by value, excluding certain "safe harbor" debt. We may own 100% of "qualified REIT subsidiaries," which are, in general, 100% owned, corporate subsidiaries of a REIT. All assets, liabilities and items of income, deduction and credit of such a qualified REIT subsidiary will be treated as owned and realized directly by us.

         Because substantially all of our assets consist of interests in real property, we believe that we will satisfy the asset tests described above.

         If we fail to satisfy the asset tests at the end of a calendar quarter, such failure would not cause us to lose our REIT status if (1) we satisfied all of the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset requirements either did not exist immediately after the acquisition of any particular asset or was not wholly or partly caused by such an acquisition (i.e., the discrepancy arose from changes in the market values of our assets). If the condition described in clause (2) of the preceding sentence were not satisfied, we could still avoid disqualification by eliminating any discrepancy within 30 days after the close of the quarter in which it arose.

         Annual Distribution Requirements

         In order to qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our stockholders each year in an amount equal to at least (A) the sum of (i) 90% of our REIT taxable income (computed without regard to the dividends paid deduction and our net capital gain) and
(ii) 90% of the net income (after tax), if any, from foreclosure property, minus
(B) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be. Furthermore, if we should fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for such year, (2) 95% of our net capital gain income for such year, and
(3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such required distribution over the sum of the amounts actually distributed and the amount of any net capital gains we elected to retain and pay tax on.

         We may elect to retain rather than distribute our net long-term capital gains. The effect of this election is that (1) we would be required to pay the tax on such gains at regular corporate tax rates, (2) our stockholders, while required to include their proportionate share of the undistributed long-term capital gain in income, would receive a credit or refund for their share of the tax paid by us; and (3) the basis of a stockholder's stock would be increased by the amount of the undistributed long-term capital gains (minus the amount of capital gains tax paid by us and deemed paid by the stockholder).

         It is possible that in the future we may not have sufficient cash or other liquid assets to meet the distribution requirement, due to timing differences between the actual receipt of income and actual payment of expenses, on the one hand, and the inclusion of such income and deduction of such expenses in computing our REIT taxable income, on the other hand. To avoid any problem with the distribution requirement, we will closely monitor the relationship between our REIT taxable income and cash flows and, if necessary, will borrow funds in order to satisfy the distribution requirement. We may be required to borrow funds at times when market conditions are not favorable.

         If we fail to meet the distribution requirement as a result of an adjustment to our tax return by the IRS, we may retroactively cure the failure by paying a "deficiency dividend" (plus applicable penalties and interest) within a specified period.

         Failure to Qualify

         If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us, nor will they be required to be made. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether we would be entitled to such statutory relief.

Taxation of Stockholders

         Taxation of U.S. Stockholders

                  Taxation of Taxable U.S. Stockholders

         As used herein, "U.S. Stockholder" means a holder of our capital stock (or of the exchange certificates representing our common stock) who or that is
(1) a citizen or resident of the United States, (2) a corporation, partnership, or other entity created or organized in or under the laws of the United States or a political subdivision thereof, (3) an estate or trust the income of which is subject to United States federal income taxation regardless of its source, (4) a trust if (A) a United States court is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all substantial decisions of the trust. As long as we qualify as a REIT, distributions made to our taxable U.S. Stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income. U.S. Stockholders that are corporations will not be entitled to a dividends received deduction. To the extent that we make distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the U.S. Stockholder, reducing the tax basis of a U.S. Stockholder's capital stock by the amount of such distribution (but not below zero), with distributions in excess of the U.S. Stockholder's tax basis taxable as capital gains (if the stock is held as a capital asset).

         Any dividend declared by us in October, November or December of any year and payable to a U.S. Stockholder of record on a specific date in any such month shall be treated as both paid by us and received by the U.S. Stockholder on December 31 of such year, provided that the dividend is actually paid by us during January of the following calendar year. U.S. stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

         In general, distributions which are designated by us as capital gain dividends will be taxed to U.S. Stockholders as capital gains from the sale of assets held for greater than one year (i.e., "long-term term capital gain") to the extent they do not exceed our actual net capital gain for the year, without regard to the period for which a U.S. Stockholder has held his stock upon which the capital gain dividend is paid. However, corporate U.S. Stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. A portion of such capital gain dividends received by noncorporate taxpayers might be subject to tax at a 25% rate to the extent attributable to certain gains realized on the sale of real property.

         We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. In such event, we would pay tax on such retained net long-term capital gains. In addition, to the extent that we designate, a U.S. Stockholder generally would (1) include his proportionate share of such retained capital gains in computing his long-term capital gains in his return for his taxable year in which the last day of our taxable year falls (subject to certain limitations as to the amount so includable), (2) be deemed to have paid the capital gains tax imposed on us on the designated amounts included in such U.S. Stockholder's long-term capital gains, (3) receive a credit or refund for such amount of tax deemed paid, (4) increase the adjusted basis of his shares by the difference between the amount of such includable gains and amount of the tax deemed paid by him, and (5) in the case of a U.S. Stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations (which have not yet been issued).

         Distributions made by us and gain arising from a U.S. Stockholder's sale or exchange of our shares will not be treated as passive activity income. As a result, U.S. Stockholders generally will not be able to apply any passive losses against that income or gain.

         When a U.S. Stockholder sells or otherwise disposes of shares of our stock, the stockholder will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between (a) the amount of cash and the fair market value of any property received on the sale or other disposition, and (b) the holder's adjusted basis in the shares for tax purposes. This gain or loss will be capital gain or loss if the U.S. shareholder has held the shares as a capital asset. The gain or loss will be long-term gain or loss if the U.S. shareholder has held the shares for more than one year.

         In general, any loss upon a sale or exchange of our capital stock by a U.S. Stockholder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions (actually made or deemed made in accordance with the procedure described above) from us that are required to be treated by such stockholder as long-term capital gain.

                  Taxation of Tax-Exempt Stockholders

         Based upon a published ruling by the IRS, a distribution by us to a U.S. Stockholder that is a tax-exempt entity will not constitute "unrelated business taxable income" ("UBTI"), provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity.

         Notwithstanding the preceding paragraph, however, a portion of the dividends paid by us may be treated as UBTI to certain domestic private pension trusts if we are treated as a "pension held REIT." We believe that we are not, and do not expect to become, a "pension-held REIT." If we were to become a "pension-held REIT," these rules generally would only apply to certain pension trusts that held more than 10% of our capital stock.

                  Information Reporting and Backup Withholding

         In general, information reporting requirements will apply to dividends in respect of, and the proceeds received on the disposition of our common stock paid within the United States (and in certain cases, outside of the United States) to U.S. Stockholders other than certain exempt recipients (such as corporations), and a 30.5 percent (this rate will be reduced to 30% for years 2002 and 2003, 29% for years 2004 and 2005, and 28% for 2006 and thereafter) backup withholding tax may apply to such amounts if the U.S. Stockholder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its federal income tax returns or otherwise fails to comply with or establish an exemption from such backup withholding tax. The amount of any backup withholding from a payment to a U.S. Stockholder will be allowed as a credit against the U.S. Stockholder's United States federal income tax liability.

                  Taxation of Non-U.S. Persons Holding the Exchange Certificates Representing Shares of our Common Stock

         For purposes of the following discussion, a Non U.S. person is a person that is described in section "Description of Capital Stock - Qualification as a 'Domestically-Controlled REIT'" of this information statement.

         Pursuant to the Foreign Investment in Real Property Act, gains from a sale or exchange by a non-U.S. person of a United States real property interest are characterized as income "effectively connected" with "a U.S. trade or business" of such non-U.S. and are generally subject to tax at the same rates applicable to U.S. Stockholders.

         During the time that the exchange certificates will be outstanding, we will be a United States real property holding corporation and our exchange certificates interest will represent a United States real property interest. However, gain arising from the disposition of the exchange certificates will not be subject to tax, provided that our shares are publicly traded on an established securities market (as determined under applicable Treasury Regulations) and the stockholder holds 5% or less of our outstanding shares of the class of stock represented by the exchange certificates during the five-year period ending on the date of disposition. For this purpose, the exchange certificates should be treated as part of the same class as the common stock.

Possible Legislative or Other Actions Affecting Tax Considerations

         Prospective investors should recognize that the present federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with federal income taxation are regularly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in us.

State and Local Taxes

         We and our stockholders may be subject to state or local taxation in various jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment of us and our stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisers regarding the effect of state and local tax laws on an investment in our common stock.

                              Plan of Distribution

         As part of the corporate reorganization of TrizecHahn Corporation, CancoSubco will deliver up to approximately 90 million shares of our common stock, some of which may be represented by exchange certificates, in exchange for subordinate voting shares of TrizecHahn Corporation on a one-for-one basis. A custodian will hold the shares of common stock represented by exchange certificates during a three-month exchange period immediately following the corporate reorganization, after which the custodian will sell the remaining shares of common stock and deliver the proceeds to the holders of any remaining exchange certificates. We anticipate that the corporate reorganization will be approved and become effective around the end of the first quarter of 2002. We will not receive any cash proceeds from the dispositions of our common stock or the exchange certificates. We have agreed to bear the expenses of registration under federal and state securities laws.

                       Where You Can Find More Information

         We have filed with the SEC a registration statement on Form 10 under the Exchange Act, and the rules and regulations promulgated thereunder, concerning the common stock described in this information statement. This information statement, which forms a part of the registration statement, does not contain all of the information included in or annexed as exhibits or schedules to the registration statement. Any statement in this information statement about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify the description contained in this information statement. You must review the exhibits themselves for a complete description of the contract or document.


         You may review a copy of the registration statement, including exhibits and schedules filed with it, at the SEC's public reference facility in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.


         You may read and copy any reports, statements or other information that we file with the SEC at the addresses indicated above, and you may also access them electronically at the website set forth above. These SEC filings are also available to the public from commercial document retrieval services.

                          Index to Financial Statements

Report of Independent Accountants.........................................   F-2


Combined Consolidated Balance Sheets as of September 30, 2001 and
December 31, 2000 and 1999................................................   F-3

Combined Consolidated Statements of Operations and Comprehensive Income
for the nine months ended September 30, 2001 and 2000 and for the
years ended December 31, 2000, 1999 and 1998..............................   F-4

Combined Consolidated Statements of Changes in Owner's Equity for the
nine months ended September 30, 2001 and for the years ended
December 31, 2000, 1999 and 1998..........................................   F-6

Combined Consolidated Statements of Cash Flows for the nine months ended September 30, 2001 and 2000 and for the years ended December 31, 2000,
1999 and 1998.............................................................   F-8


Notes to the Combined Consolidated Financial Statements...................  F-10

Schedule III - Real Estate and Accumulated Depreciation...................   S-1

         All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

                        Report of Independent Accountants


To the Board of Directors and Shareholders of TrizecHahn Corporation



In our opinion, the combined consolidated financial statements listed in the accompanying index on page F-1 present fairly, in all material respects, the financial position of TrizecHahn (USA) Corporation Combined, as defined in Note 1, at December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the combined consolidated financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.




                           PricewaterhouseCoopers LLP




Chicago, Illinois
October 30, 2001

                                                           Combined Consolidated Balance Sheets
----------------------------------------------------------------------------------------------------


                                                        September                       December 31
                                                             30    ---------------------------------
($ thousands)                                               2001             2000              1999
----------------------------------------------------------------------------------------------------
                                                         (unaudited)
Assets
Real estate                                               $ 5,489,368    $ 4,883,826    $ 4,940,601
   Less:  accumulated depreciation                           (400,955)      (305,038)      (206,248)
                                                          -----------    -----------    -----------

Real estate, net                                            5,088,413      4,578,788      4,734,353

Cash and cash equivalents                                     408,243         70,195         80,352
Escrows and restricted cash                                    27,399        127,595         38,650
Investment in unconsolidated real estate joint ventures       322,464        384,038        342,011
Investment in Sears Tower                                      70,000         70,000         70,000
Office tenant receivables, net                                 30,013         44,255         29,580
Other receivables, net                                         34,481         30,246         26,418
Deferred rent receivables, net                                 97,664         81,125         54,756
Deferred charges, net                                         104,022         97,622         85,445
Prepaid expenses and other assets                              75,382         80,132         79,746
Advances to parent and affiliated companies                    67,105           --             --
                                                          -----------    -----------    -----------
Total Assets                                              $ 6,325,186    $ 5,563,996    $ 5,541,311
                                                          ===========    ===========    ===========
Liabilities and Owner's Equity

Liabilities
Mortgage debt and other loans                             $ 3,003,382    $ 2,326,907    $ 2,587,190
Trade, construction and tenant improvements payables          106,697        105,720         81,499
Accrued interest expense                                       13,095         12,764          7,740
Accrued operating expenses and property taxes                  94,889         95,063         89,709
Other accrued liabilities                                      94,549         69,346         72,045
Taxes payable                                                  56,014         59,153           --
Deferred income taxes                                          55,588         50,767        369,140
Advances from parent and affiliated companies                 230,873        192,640        798,704
                                                          -----------    -----------    -----------
Total Liabilities                                           3,655,087      2,912,360      4,006,027
                                                          -----------    -----------    -----------
Minority Interest                                               5,089          4,819          5,399
                                                          -----------    -----------    -----------
Commitments and Contingencies

Owner's Equity
Owner's capital                                             2,290,219      2,290,219      1,540,219
Retained earnings (deficit)                                   388,740        372,662        (10,334)
Unearned compensation                                          (7,671)       (11,713)          --
Accumulated other comprehensive income (loss)                  (6,278)        (4,351)          --
                                                          -----------    -----------    -----------
Total Owner's Equity                                        2,665,010      2,646,817      1,529,885
                                                          -----------    -----------    -----------
Total Liabilities and Owner's Equity                      $ 6,325,186    $ 5,563,996    $ 5,541,311
                                                          ===========    ===========    ===========








    See accompanying notes to the combined consolidated financial statements

                                                                   Combined Consolidated Statements of Operations
                                                                                         and Comprehensive Income
-----------------------------------------------------------------------------------------------------------------


                                                        For the nine months
                                                         ended September 30       For the years ended December 31
                                                    -----------------------   -----------------------------------
($ thousands)                                           2001          2000         2000         1999         1998
-----------------------------------------------------------------------------------------------------------------
                                                        (unaudited)
Revenues
   Rentals                                          $ 501,461    $ 501,648    $ 666,888    $ 617,836    $ 389,700
   Recoveries from tenants                             85,068       67,932       94,712       76,360       52,689
   Parking and other                                   71,713       69,657       95,380       94,174       66,858
   Fee income                                           9,120        9,848       13,570       13,332       14,735
   Interest                                            11,509        5,885        8,480        7,118       12,601
                                                    ---------    ---------    ---------    ---------    ---------
Total revenues                                        678,871      654,970      879,030      808,820      536,583
                                                    ---------    ---------    ---------    ---------    ---------

Expenses
   Operating                                          206,265      192,682      266,744      249,092      173,920
   Property taxes                                      68,595       66,923       88,914       84,849       48,167
   General and administrative                          16,840       13,579       18,429       16,725        8,966
   Interest                                           116,142      204,248      265,680      234,992      160,929
   Depreciation and amortization                      120,705      116,517      154,118      133,352       70,623
   Reorganization costs                                13,922         --          6,680        4,950         --
   Loss from securities investments                     4,193         --           --           --           --
   Derivative losses                                      456         --           --           --           --
                                                    ---------    ---------    ---------    ---------    ---------
Total expenses                                        547,118      593,949      800,565      723,960      462,605
                                                    ---------    ---------    ---------    ---------    ---------
Income before allocation to Minority
   Interest, Income from Unconsolidated
   Real Estate Joint Ventures, Gain (loss) on
   Sale of Real Estate and Allowance for Loss
   on Properties Held for Disposition, Income
   Taxes, Extraordinary Item and Cumulative
   Effect of a Change in Accounting Principle         131,753       61,021       78,465       84,860       73,978
Minority interest                                        (270)          43          580        1,459        1,129
Income from unconsolidated real estate joint
   ventures                                            14,287       15,181       19,417       16,207       40,617
Gain (loss) on sale of real estate and allowance
   for loss on properties held for disposition        (65,389)      20,823       33,185      (41,373)     534,967
                                                    ---------    ---------    ---------    ---------    ---------
Income before Income Taxes, Extraordinary Item
   and Cumulative Effect of a Change in
   Accounting Principle                                80,381       97,068      131,647       61,153      650,691
(Provision for) benefit from income and other
   corporate taxes                                     (7,706)     (42,464)     252,840      (22,815)    (248,382)
                                                    ---------    ---------    ---------    ---------    ---------


Income before Extraordinary Item and Cumulative
   Effect of a Change in Accounting Principle          72,675       54,604      384,487       38,338      402,309
Loss on early debt retirement, net of taxes           (17,966)        --         (1,491)        --           --
                                                    ---------    ---------    ---------    ---------    ---------
Income before Cumulative Effect of a Change in
   Accounting Principle                                54,709       54,604      382,996       38,338      402,309
Cumulative effect of a change in accounting
   principle                                           (4,631)        --           --           --           --
                                                    ---------    ---------    ---------    ---------    ---------

Net Income                                          $  50,078    $  54,604    $ 382,996    $  38,338    $ 402,309
                                                    =========    =========    =========    =========    =========





    See accompanying notes to the combined consolidated financial statements


                                                                Combined Consolidated Statements of Operations
                                                                          and Comprehensive Income (Continued)
--------------------------------------------------------------------------------------------------------------


                                                    For the nine months
                                                      ended September 30       For the years ended December 31
                                                   ---------------------    ----------------------------------
($ thousands)                                           2001        2000         2000         1999        1998
--------------------------------------------------------------------------------------------------------------
                                                        (unaudited)
Comprehensive Income
   Net income                                      $  50,078   $  54,604    $ 382,996    $  38,338   $ 402,309
                                                   ---------   ---------    ---------    ---------   ---------
   Other comprehensive income (loss), before
     taxes:
     Unrealized gains (losses) on investments in
       securities:
       Unrealized holding gains (losses) arising
         during the period                              --         2,034       (4,351)        --          --
       Reclassification adjustment for the
         cumulative effect of a change in
         accounting principle included in
         income                                        4,351        --           --           --          --
     Unrealized derivative losses:
       Effective portion of interest rate
       contracts                                      (6,278)       --           --           --          --
   Taxes on other comprehensive income (loss)           --          (803)       1,716         --          --
   Impact of REIT election                              --          --         (1,716)        --          --
                                                   ---------   ---------    ---------    ---------   ---------

   Total other comprehensive income (loss)            (1,927)      1,231       (4,351)        --          --
                                                   ---------   ---------    ---------    ---------   ---------

   Comprehensive income                            $  48,151   $  55,835    $ 378,645    $  38,338   $ 402,309
                                                   =========   =========    =========    =========   =========











    See accompanying notes to the combined consolidated financial statements

                                                                        Combined Consolidated Statements
                                                                            of Changes in Owner's Equity
--------------------------------------------------------------------------------------------------------


                                                 For the nine
                                                 months ended            For the years ended December 31
                                                 September 30        -----------------------------------
($ thousands except share amounts)                       2001          2000          1999           1998
--------------------------------------------------------------------------------------------------------
                                                    (unaudited)
TrizecHahn (USA) Corporation ("THUSA")
Series A Convertible Preferred Stock,
   230,000 shares authorized, $1.00 par value,
   212,000 shares issued and outstanding in 2001,
   2000 and 1999
     Balance, beginning and end of period         $   212,000   $   212,000   $   212,000    $   212,000
                                                  ===========   ===========   ===========    ===========

Series B Convertible Preferred Stock,
   1,100,000 (2000 - 1,100,000; 1999 -
   350,000) shares authorized, $1.00 par value,
   1,100,000 (2000 - 1,100,000; 1999 -
   350,000) shares issued and outstanding
     Balance, beginning of period                 $ 1,100,000   $   350,000   $      --      $      --
     Issuance of 750,000 shares                          --         750,000          --             --
     Issuance of 350,000 shares                          --            --         350,000           --
                                                  -----------   -----------   -----------    -----------
     Balance, end of period                       $ 1,100,000   $ 1,100,000   $   350,000    $      --
                                                  ===========   ===========   ===========    ===========

Common Stock, 10,000 shares authorized,
     $0.01 par value, 1,068 shares issued and
        outstanding
     Balance, beginning and end of period         $      --     $      --     $      --      $      --
                                                  ===========   ===========   ===========    ===========

TrizecHahn Developments Inc. ("THDI")
Common Stock, 1,000 shares authorized, $0.01 par
   value, 260 shares issued and outstanding
     Balance, beginning of period                 $      --     $      --     $      --      $      --
     Issuance of 100 shares in 1999 for cash             --            --            --             --
     Issuance of 160 shares in 1999 as
       consideration for net assets received             --            --            --             --
                                                  -----------   -----------   -----------    -----------
     Balance, end of period                       $      --     $      --     $      --      $      --
                                                  ===========   ===========   ===========    ===========

THUSA/THDI
Additional Paid-in Capital
     Balance, beginning of period                 $   978,219   $   978,219   $ 1,244,090    $ 1,244,090
     THDI Issuance of 160 shares of
     common stock in 1999 as consideration
     for net assets received                                           --            --           175,834           --
     Common stock dividends in excess of
       available retained earnings                       --            --        (441,705)          --
                                                  -----------   -----------   -----------    -----------
     Balance, end of period                       $   978,219   $   978,219   $   978,219    $ 1,244,090
                                                  ===========   ===========   ===========    ===========

Total Owner's Capital, end of period              $ 2,290,219   $ 2,290,219   $ 1,540,219    $ 1,456,090
                                                  ===========   ===========   ===========    ===========






    See accompanying notes to the combined consolidated financial statements

                                                           Combined Consolidated Statements
                                                    of Changes in Owner's Equity (Continued)
--------------------------------------------------------------------------------------------


                                     For the nine
                                     months ended            For the years ended December 31
                                     September 30        -----------------------------------
($ thousands except share amounts)           2001          2000          1999           1998
--------------------------------------------------------------------------------------------
                                       (unaudited)
Retained Earnings (Deficit)
   Balance, beginning of period         $ 372,662     $ (10,334)    $ 410,957     $   8,648
   Net income                              50,078       382,996        38,338       402,309
   Common stock dividends                 (34,000)         --        (459,629)         --
                                        ---------     ---------     ---------     ---------
   Balance, end of period               $ 388,740     $ 372,662     $ (10,334)    $ 410,957
                                        =========     =========     =========     =========

Unearned Compensation
   Balance beginning of period          $ (11,713)    $    --       $    --       $    --
   Shares granted                            --         (12,402)         --            --
   Amortization                             4,042           689          --            --
                                        ---------     ---------     ---------     ---------
   Balance, end of period               $  (7,671)    $ (11,713)    $    --       $    --
                                        =========     =========     =========     =========

Accumulated Other Comprehensive
   Income (Loss)
   Balance, beginning of period         $  (4,351)    $    --       $    --       $    --
   Other comprehensive income (loss)       (1,927)       (4,351)         --            --
                                        ---------     ---------     ---------     ---------
   Balance, end of period               $  (6,278)    $  (4,351)    $    --       $    --
                                        =========     =========     =========     =========














    See accompanying notes to the combined consolidated financial statements

                                                                            Combined Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------------------------------------------------

                                                          For the nine months
                                                           ended September 30           For the years ended December 31
                                                 ----------------------------   ------------------------------------------
($ thousands)                                             2001           2000           2000           1999           1998
--------------------------------------------------------------------------------------------------------------------------
                                                             (unaudited)
Cash Flows from Operating Activities
Net income                                         $    50,078    $    54,604    $   382,996    $    38,338    $   402,309
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Income from unconsolidated real estate
   joint ventures                                      (14,287)       (15,181)       (19,417)       (16,207)       (40,617)
  Depreciation and amortization expense                120,705        116,517        154,118        133,352         70,623
  Amortization of financing costs                        7,877          9,855         16,102         13,098            462
  (Gain) loss and allowance for loss on sale of
     properties                                         65,389        (20,823)       (33,185)        41,373       (534,967)
  Minority interest                                        270            (43)          (580)        (1,459)        (1,129)
  Derivative losses                                        456           --             --             --             --
  Deferred compensation                                  4,042           --              689           --             --
  Loss from securities investments                       4,193           --             --             --             --
  Deferred income tax (benefit) expense                  4,821         36,387       (315,540)        21,627        246,338
  Loss on early debt retirement                          4,211           --             --             --             --
  Cumulative effect of change in accounting
     principle                                           4,631           --             --             --             --
Purchase of shares for escrowed share grant plan          --             --          (12,402)          --             --
Changes in assets and liabilities:
   Escrows and restricted cash                         100,196        (47,166)       (88,945)       285,867       (318,492)
   Office tenant receivables, net                       14,242        (16,505)       (14,675)         6,558        (16,724)
   Other receivables, net                               (4,235)       (12,988)        (3,828)        (9,511)           (32)
   Deferred rent receivables, net                      (16,539)       (19,694)       (26,369)       (27,874)       (10,566)
   Prepaid expenses and other assets                    (1,018)       (10,955)       (12,298)       (21,747)       (14,633)
   Accounts payable, accrued
     liabilities and other liabilities                  33,082          7,686         86,455         27,290         31,432
                                                   -----------    -----------    -----------    -----------    -----------
Net cash provided by (used in) operating
  activities                                           378,114         81,694        113,121        490,705       (185,996)
                                                   -----------    -----------    -----------    -----------    -----------
Cash Flows from Investing Activities
  Properties:
   Acquisitions                                       (181,740)       (46,791)       (86,347)      (649,625)    (1,934,304)
   Development expenditures                           (289,390)      (159,815)      (241,268)      (136,442)      (125,062)
   Tenant improvements and capital
     expenditures                                      (64,914)       (53,193)       (97,769)       (68,096)       (66,535)
   Tenant leasing costs                                (12,886)       (19,502)       (31,680)       (31,647)       (16,703)
   Dispositions                                        104,216        207,961        426,950         17,070      1,478,505
   Acquisition of retail partnership interest             --             --             --             --         (311,114)
  Unconsolidated real estate joint ventures:
   Investments                                          (6,496)       (25,731)       (53,263)       (39,712)       (42,478)
   Distributions                                        12,187         25,270         30,653         35,276         25,356
                                                   -----------    -----------    -----------    -----------    -----------
  Net cash provided by (used in) investing
    activities                                        (439,023)       (71,801)       (52,724)      (873,176)      (992,335)
                                                   -----------    -----------    -----------    -----------    -----------
Cash Flows from Financing Activities
  Long-term debt
   Acquisition financing                                27,500           --             --          383,100        815,361
   Development financing                               189,577         24,506         36,158          1,740           --
   Property financings                               1,441,390         76,266         60,909        655,907         35,101
   Principal repayments                             (1,175,459)       (97,505)       (88,208)      (718,722)       (99,852)
   Repaid on dispositions                               (1,321)      (139,797)      (221,727)          --             --
   Financing of retail partnership interest               --             --             --             --           90,311
  Refinancing expenditures                             (19,858)        (6,107)        (1,622)       (16,383)          --
  Net advance (to) from parent company and
    affiliates                                         (28,872)       103,859        143,936         78,608        343,250
Dividends                                              (34,000)          --             --             --             --
                                                   -----------    -----------    -----------    -----------    -----------
  Net cash provided by (used in) financing
    activities                                         398,957        (38,778)       (70,554)       384,250      1,184,171
                                                   -----------    -----------    -----------    -----------    -----------


                                                                Combined Consolidated Statements of Cash Flows
                                                                                                    (Continued)
---------------------------------------------------------------------------------------------------------------


                                                      For the nine months
                                                       ended September 30     For the years ended December 31
                                               --------------------------   ----------------------------------
($ thousands)                                         2001          2000         2000         1999        1998
--------------------------------------------------------------------------------------------------------------
                                                        (unaudited)

Net Increase (Decrease) in Cash and Cash
  Equivalents                                       338,048      (28,885)     (10,157)       1,779      5,840

Cash and Cash Equivalents, beginning of period
                                                     70,195       80,352       80,352       78,573     72,733
                                                 ----------   ----------   ----------   ----------   --------
Cash and Cash Equivalents, end of period         $  408,243   $   51,467   $   70,195   $   80,352   $ 78,573
                                                 ==========   ==========   ==========   ==========   ========


 Supplemental cash flow disclosures:

 Cash paid during the year for:
   Interest                                      $  137,203   $  207,871   $  266,598   $  242,713   $165,144
                                                 ==========   ==========   ==========   ==========   ========

   Interest capitalized to property under
     development                                 $   29,129   $   19,936   $   22,044   $   15,661   $  6,638
                                                 ==========   ==========   ==========   ==========   ========

   Other corporate taxes                         $    4,016   $    2,573   $    4,871   $    5,729   $   --
                                                 ==========   ==========   ==========   ==========   ========

 Non-cash investing and financing activities:
   Mortgage debt assumed on property
     acquisitions                                $     --     $     --     $     --     $     --     $317,000
                                                 ==========   ==========   ==========   ==========   ========

   Mortgage debt assumed upon obtaining
     control of joint venture investment         $  194,674   $     --     $     --     $   74,402   $   --
                                                 ==========   ==========   ==========   ==========   ========

   Mortgage debt assumed by purchasers on
     property dispositions                       $     --     $     --     $   47,415   $   19,583   $367,846
                                                 ==========   ==========   ==========   ==========   ========

   Non-cash issues of shares of preferred stock  $     --     $     --     $  750,000   $  350,000   $   --
                                                 ==========   ==========   ==========   ==========   ========

   Dividends-in-kind                             $     --     $     --     $     --     $  725,500   $   --
                                                 ==========   ==========   ==========   ==========   ========

   Other non-cash financings                     $    3,000   $     --     $     --     $     --     $ 58,601
                                                 ==========   ==========   ==========   ==========   ========

   Transfer of joint venture interest
     to real estate upon obtaining control       $   70,680   $     --     $     --     $   84,167   $   --
                                                 ==========   ==========   ==========   ==========   ========
   Contribution to non-consolidated joint
     ventures                                    $     --     $     --     $     --     $   45,699   $   --
                                                 ==========   ==========   ==========   ==========   ========













    See accompanying notes to the combined consolidated financial statements

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------

1.       ORGANIZATION AND DESCRIPTION OF THE BUSINESS

         Organization

         The organization presented in these combined financial statements is not a legal entity. It is a combination of all the United States ("U.S.") assets that TrizecHahn Corporation ("TrizecHahn"), a Canadian public real estate company, currently owns directly, or indirectly. TrizecHahn is currently proposing a corporate reorganization to be completed pursuant to a plan of arrangement (the "Reorganization").

         The accompanying financial statements present, on a combined consolidated basis, all of the U.S. assets of TrizecHahn, substantially all of which are owned and operated by TrizecHahn (USA) Corporation ("THUSA") and TrizecHahn Developments Inc. ("THDI"), TrizecHahn's two primary U.S. operating and development companies. All of the combined entities, through a series of vertically integrated corporations, are wholly-owned subsidiaries of the common parent TrizecHahn. Collectively the combination of all these assets is referred to as the "Corporation", or "TrizecHahn (USA) Corporation Combined".

         The Corporation operated as separate stand alone entities for the periods presented, and as such no additional expenses incurred by TrizecHahn or its related entities were, in management's view, necessary to be allocated to the Corporation for the periods presented. However, the historical financial results are not necessarily indicative of future operating results and no adjustments have been made to reflect possible incremental changes to the cost structure as a result of the Reorganization. The incremental charges will include, but are not limited to, additional senior management compensation expense to supplement the existing senior management team and internal and external public company corporate compliance costs.


         THUSA is a corporation organized under the laws of the State of Delaware and is ultimately a wholly-owned subsidiary of TrizecHahn. THUSA is a direct wholly-owned subsidiary of Emerald Blue Kft ("direct parent"), which in turn is a wholly-owned subsidiary of TrizecHahn Office Properties Ltd. ("THOPL"), which in turn is a wholly-owned subsidiary of TrizecHahn Holdings Limited ("THHL"), which in turn is a wholly-owned subsidiary of TrizecHahn.

         THDI is a corporation organized under the laws of the State of Delaware. Prior to September 30, 1999, THDI was a wholly-owned subsidiary of THUSA. On that date, THUSA transferred its investment in THDI to THOPL by way of a dividend-in-kind. THDI is currently a wholly-owned subsidiary of THOPL.

         The Corporation operates solely in the U.S. where it owns, manages and develops office buildings and mixed-use properties. At September 30, 2001, it has ownership interests in and manages a high-quality portfolio of 76 U.S. office properties concentrated in the central business districts of seven major U.S. cities. In addition, the Corporation through THDI is completing the development and stabilization of three retail/entertainment projects, which are being held for disposition. In 1998, the Corporation sold substantially all of its retail operating properties and redeployed the net proceeds into office property investments. At the end of 2000, THUSA decided that it would elect to be taxed as a real estate investment trust ("REIT") pursuant to Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, (the "Code"), commencing in 2001. The Corporation intends to operate, function and be taxed as a REIT upon completion of the Reorganization.

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES

a.       Basis of Presentation

         The combined consolidated financial statements include the combined accounts of THUSA and THDI and of all subsidiaries in which they have a controlling interest. THUSA and THDI are indirect wholly-owned subsidiaries under the common control of TrizecHahn. The accompanying financial statements have been presented using TrizecHahn's historical cost basis. All significant intercompany balances and transactions have been eliminated.

b.       Real Estate

         Rental properties are recorded at cost, less accumulated depreciation, reduced for impairment losses where appropriate. Depreciation of rental properties is determined using the straight-line method over a 40 year estimated useful life period, subject to the terms of any respective ground leases.

         Properties under development consist of rental properties under construction and are recorded at cost, reduced for impairment losses where appropriate. Properties are classified as properties under development until the property is substantially completed and available for occupancy, at which time such properties are classified as rental properties. The cost of properties under development includes qualifying costs incurred in connection with their acquisition, development and construction. Such costs consist of all direct costs including costs to rent real estate projects, interest on general and specific debt and other direct expenses.

         If events or circumstances indicate that the carrying value of a completed rental property, a rental property under development, or a property held for development may be impaired, a recoverability analysis is performed based on estimated undiscounted future cash flows to be generated from the property. If the analysis indicates that the carrying value is not recoverable from future cash flows, the property is written down to estimated fair value and an impairment loss is recognized.

         Properties held for disposition include certain properties that are determined to no longer be core assets under the strategic plan of the Corporation which was adopted in late 2000, and as such the Corporation has decided to dispose of these properties in an orderly manner. Properties held for disposition are carried at the lower of their carrying values (i.e., cost less accumulated depreciation and any impairment loss recognized, where applicable) or estimated fair value less costs to sell. Estimated fair value is determined based on management's estimate of amounts that would be realized if the property were offered for sale in the ordinary course of business assuming a reasonable sales period and under normal market conditions. Carrying values are reassessed at each balance sheet date. Depreciation ceases once a property is classified as held for disposition.

         Tenant improvements are deferred and amortized on a straight-line basis over the term of the respective lease.

         Maintenance and repair costs are expensed against operations as incurred. Planned major maintenance activities, (for example: roof replacement and the replacement of heating, ventilation, air conditioning and other building systems) significant building improvements, replacements and major renovations, all of which improve or extend the useful life of the properties are capitalized to rental properties and amortized over their estimated useful lives.

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

b.       Real Estate (Cont'd)

         Furniture, equipment and certain improvements are depreciated on a straight-line basis over periods of up to 10 years.

c.       Revenue Recognition

         The Corporation has retained substantially all of the benefits and risks of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. Rental revenues include minimum rents and recoveries of operating expenses and property taxes. Recoveries of operating expenses and property taxes are recognized in the period the expenses are incurred. Certain leases provide for tenant occupancy during periods for which no rent is due or where minimum rent payments increase during the term of the lease.



         The Corporation reports minimum rental revenue on a straight-line basis, whereby the known amount of cash to be received under a lease is recognized into income, over the term of the respective lease. The amount by which straight-line rental revenue exceeds minimum rents collected in accordance with the lease agreements is included in deferred rent receivable. When a property is acquired, the term of existing leases is considered to commence as of the acquisition date for purposes of this calculation. The impact of the straight-line adjustment increased revenue for the nine months ended September 30, 2001 by $15,400 (September 30, 2000 - $18,526; year ended December 31,
         2000 - $24,458; 1999 - $30,787; 1998 - $14,444).

         The Corporation provides an allowance for doubtful accounts representing that portion of tenant and other receivables and deferred rent receivables which are estimated to be uncollectible. Such allowances are reviewed periodically based upon the recovery experience of the Corporation. Office tenant receivables in the accompanying combined consolidated balance sheets are shown net of an allowance for doubtful accounts of $6,437 as of September 30, 2001 (December 31, 2000
         - $6,075; 1999 - $4,321). Other receivables, including retail tenant receivables, are shown net of an allowance for doubtful accounts of $8,696 as at September 30, 2001 (December 31, 2000 - $2,483; 1999 -
         $1,483). Deferred rent receivables are shown net of an allowance for doubtful accounts of $2,926 as at September 30, 2001 (December 31, 2000
         - $2,968; 1999 - $7,772).


         Income from the sale of properties is recorded when the collection of the proceeds of sale is reasonably assured and all other significant conditions and obligations are met.

         Deferred revenue in respect of building telecommunication and service provider license agreements is recognized to income over the effective term of the license agreements. If a license agreement is terminated early, any remaining unamortized balance is recognized in income at that time.

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

d.       Investments

         The Corporation accounts for its investments in unconsolidated real estate joint ventures, which it does not control and investments over which it has significant influence, using the equity method of accounting. Under the equity method of accounting, the net equity investment of the Corporation is reflected in the combined consolidated balance sheets, and the Corporation's share of net income or loss is included in the combined consolidated statements of operations. Any difference between the carrying amounts of these investments and the Corporation's share of the underlying equity in net assets is amortized as an adjustment to income over the remaining useful life of the properties to which the differences relate.

         Investments in which the Corporation does not exercise significant influence are accounted for by the cost method. Income is recognized only to the extent of dividends or cash received.

         The carrying value of investments which the Corporation determines to have an impairment in value considered to be other than temporary are written down to their estimated realizable value.

         Marketable equity securities are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investment and Debt and Equity Investments." Unrealized gains and losses on marketable equity securities that are designated as available-for-sale are included in combined owner's equity as accumulated other comprehensive income (loss). Investments in securities of non-publicly traded companies are recorded at cost as they are not considered marketable under SFAS 115. These equity securities, which relate to building telecommunication and service provider license agreements, are included in prepaid expenses and other assets.

         Mortgages receivable collaterized by real estate are carried at cost. The Corporation reviews, on a regular basis but not less than annually, or when events or circumstances occur, for impairment to its mortgages receivable. Impairment is recognized when the carrying values of the mortgages receivable will not be recovered either as a result of the inability of the underlying assets' performance to meet the contractual debt service terms of the underlying debt or the fair values of the collateral assets are insufficient to cover the obligations and encumbrances, including the carrying values of the mortgages receivable, in a sale between unrelated parties in the normal course of business. Interest income is generally recognized based on the terms and conditions of the mortgages receivable. Interest income ceases to be recognized when the underlying assets do not meet the contractual terms of the mortgages receivable, and are delinquent for a 90 day period. At such time interest income is generally recognized on a cash basis as payments are received.

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (CONT'D)


e.       Income Taxes

         In December 2000, THUSA determined that it would elect to be taxed as a real estate investment trust ("REIT") pursuant to Sections 856 through 860 of the Code. The REIT election will be effective as of January 1, 2001. In general, a corporation that distributes at least 90% of its REIT taxable income to its shareholders in any taxable year, and complies with certain other requirements (relating primarily to its organization, the nature of its assets and the sources of its revenues) is not subject to United States federal income taxation to the extent of the income which it distributes. THUSA believes that it substantially met the qualifications for REIT status as of December 31, 2000 and intends to satisfy all such qualifications in the future. Accordingly no provision has been made in the combined consolidated financial statements for federal income taxes in 2001 in respect of THUSA.

         Deferred income taxes, where applicable, are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors.

f.       Fair Value of Financial Instruments

         The estimated fair value of mortgage debt and other loans is based on the values derived using market interest rates of similar instruments. In determining estimates of the fair value of financial instruments, the Corporation must make assumptions regarding current market interest rates, considering the term of the instrument and its risk. Current market interest rates are generally selected from a range of potentially acceptable rates and, accordingly, other effective rates and/or fair values are possible.

         The estimated fair value of the Investment in Sears Tower is based on estimated future cash flow, expected risk adjusted rates of return and other factors all of which are subject to uncertainty. Accordingly, other fair values are possible.

         The carrying amounts of cash and cash equivalents, escrows and restricted cash, accounts receivable, other assets, and accounts payable and accrued liabilities approximate their fair value due to the short maturities of these financial instruments.

g.       Cash and Cash Equivalents

         Cash and cash equivalents consist of currency on hand, demand deposits with financial institutions, and short-term highly-liquid investments with an original maturity of 90 days or less.

h.       Escrows and Restricted Cash

         Escrows consist primarily of amounts held by lenders to provide for future property tax expenditures and tenant improvements, deposits on acquisitions and net proceeds, intended to be reinvested, from sale of real estate assets intended to qualify for tax deferred gain recognition under Section 1031 of the Code. Restricted cash represents amounts committed for various utility deposits and security deposits. Certain of these amounts may be reduced upon the fulfillment of specific obligations.

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (CONT'D)


i.       Deferred Charges

         Deferred charges include leasing and financing costs which are recorded at cost. Deferred leasing costs are amortized on a straight-line basis, over the terms of the respective leases. Deferred financing costs are amortized over the terms of the respective financings on a basis which approximates the effective yield method, and are included with interest expense. Unamortized financing and leasing costs are charged to expense upon the early repayment of financings or upon the early termination of a lease.

j.       Escrowed Share Grants

         The Corporation has a compensation arrangement comprised of escrowed share grants of TrizecHahn Corporation subordinate voting shares, which is described in Note 14. Compensation expense, based on the quoted market price of the underlying TrizecHahn shares at the date of grant, is recognized in respect of these escrowed share grants over the three year vesting period of the share grants on a straight-line basis. The date of grant is the date the shares of TrizecHahn Corporation were purchased and placed into a trust for the employees. The unamortized portion is included in combined owner's equity as unearned compensation.

k.       Income Per Share

         Income per share data has not been presented in these combined consolidated financial statements as the combined organization presented does not have its own standalone share capital and is merely representative of a combination of entities, each of which has its own different capital structures.


l.       Derivative Instruments

         The Corporation uses interest rate cap and swap agreements to manage risk from fluctuations in interest rates. Prior to January 1, 2001 the Corporation accounted for interest rate cap contracts as hedges and, as a result, the carrying values of the financial instruments were not adjusted to reflect their current market values. Any amounts receivable or payable arising from interest rate cap contracts were recognized as an adjustment of interest expense. Premiums paid to arrange interest rate cap contracts were deferred and amortized to interest expense over the term of the contracts. Under interest rate swap agreements, payments or receipts were recognized as adjustments to interest expense. The Corporation believes it deals with creditworthy financial institutions as counterparties.

         The Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137 and SFAS No. 138 (collectively, "SFAS No. 133"), as of January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition of all derivative instruments as assets or liabilities in the Corporation's combined consolidated balance sheet at fair value. Changes in the fair value of derivative instruments that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS No. 133 are required to be reported through the statement of operations. For derivatives designated as hedging instruments in qualifying cash flow hedges, the effective portion of changes in fair value of the derivatives is recognized in other comprehensive income (loss) until the forecasted transactions occur, and the ineffective portions are recognized in the statement of operations.

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (CONT'D)


l.       Derivative Instruments  (Cont'd)


         The Corporation uses certain interest rate protection agreements to manage risks from fluctuations in variable interest rates, as well as to hedge anticipated future financing transactions. Upon adoption of SFAS No. 133, the Corporation recorded an asset of approximately $709 (included in prepaid expenses and other assets) and recorded a liability of approximately $709 (included in other accrued liabilities) related to the fair values of these agreements. In addition, the Corporation expensed deferred charges of $280 related to these agreements. This was reflected in net income as a cumulative effect of a change in accounting principle.

         The Corporation's derivatives also include investments in warrants to purchase shares of common stock of other public companies. Based on the terms of the warrant agreements, the warrants meet the definition of a derivative and accordingly must be marked to fair value with the impact reflected in the statement of operations. Prior to January 1, 2001, the Corporation had been recording the warrants at fair value through accumulated other comprehensive income (loss) as available-for-sale securities under SFAS No. 115. Upon adoption of SFAS No. 133, the Corporation reclassified $4,351, the unrealized holding loss in respect of the warrants, from accumulated other comprehensive income (loss) to a cumulative effect of a change in accounting principle.

         For the nine months ended September 30, 2001, the Corporation recorded derivative losses of $456 through the statement of operations, which included the total ineffectiveness of all cash flow hedges. The Corporation also recorded a derivative loss and write-down of $4,193, that has been included in loss from securities investments in the statement of operations. In addition, the Corporation recorded unrealized derivative losses through other comprehensive income of $6,278. No material amounts are expected to be reclassified from other comprehensive income into earnings within the next twelve months.

m.       Accounting Estimates

         The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

n.       Minority Interest

         The Corporation currently owns 100% of the general partner units, and 98% of the limited partnership units ("Units") at September 30, 2001 (December 31, 2000 - 97%, December 31, 1999 - 97%) of TrizecHahn Mid-Atlantic Limited Partnership (the "Partnership"). The remaining Units are held by unrelated limited partners who have a right to redeem their Units before 2012, at a redemption value equal to the fair market value of an equivalent number of subordinate voting ("SVS") shares of TrizecHahn. Upon redemption of the Units the partnership is required to pay cash to the holder in an amount equal to the redemption value, or the Corporation has the option of triggering the effective issuance of freely tradable SVS shares of TrizecHahn. The redemption value of the outstanding Units is $5,089 at September 30, 2001 (September 30, 2000 - $5,356; at December 31, 2000 - $4,819; 1999 - $5,399; 1998 - $6,858).


         The change in redemption value is recorded as an allocation to minority interest in the consolidated statements of operations.

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (CONT'D)


o.       Recent Accounting Pronouncements

         In December 1999, the Securities Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition, which outlines basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in the financial statements. The adoption of SAB 101 had no significant impact on the Corporation.


         In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". These new standards eliminate pooling as a method of accounting for business combinations, and feature new accounting rules for goodwill and intangible assets. The Corporation is currently assessing the impact of the adoption of this standard. SFAS No. 141, is effective for business combinations initiated from July 1, 2001. SFAS No. 142 will be adopted on July 1, 2002.

         On October 3, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 supersedes
         SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 ("APB 30"), "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business". SFAS 144 requires long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. The Corporation will adopt this standard on January 1, 2002 and is currently assessing the impact of the standard.

p.       Interim Financial Statements

         The combined consolidated interim financial statements as of September 30, 2001 and for the nine months ended September 30, 2001 and 2000 are unaudited. In management's opinion, the combined consolidated interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The results of operations for the nine months ended September 30, 2001 are not necessarily indicative of the Corporation's future results of operations for the full year ending December 31, 2001.

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------

3.       REAL ESTATE

         The Corporation's investment in real estate is comprised of:

                                                            December 31
                                    September 30   -----------------------------
                                            2001            2000            1999
                                    ------------   -------------   -------------
                                   (unaudited)

Properties
  Held for the long term              $4,342,150      $4,243,712      $4,734,353
  Held for disposition                   746,263         335,076            --
                                      ----------      ----------      ----------
                                      $5,088,413      $4,578,788      $4,734,353
                                      ==========      ==========      ==========


         Properties held for disposition include certain properties that are determined to no longer be core assets under the strategic plan of the Corporation which was adopted in late 2000, and as such the Corporation has decided to dispose of these properties in an orderly manner over a reasonable sales period.

         In the fourth quarter of 2000, the Corporation acquired three technology center development properties in Seattle, Boston and Chicago. The Corporation has been exploring alternatives other than developing these properties as technology centers. After considering these alternatives, the Corporation has decided to dispose of these properties in the near term in an orderly manner. Consequently at September 30, 2001, the three properties have been reclassified to properties held for disposition and the Corporation recorded an allowance for loss on sale of $62,933 for the period ended September 30, 2001.

a.       Properties - Held for the Long Term

                                                            December 31
                                       September 30   -------------------------
                                               2001          2000          1999
                                       ------------   -----------   -----------
                                        (unaudited)

Rental properties
  Land                                  $   499,894   $   472,831   $   523,545
  Buildings and improvements              3,876,480     3,683,300     4,078,533
  Tenant improvements                       235,473       202,036       169,830
  Furniture, fixtures and equipment          10,919        12,162        10,933
                                        -----------   -----------   -----------

                                          4,622,766     4,370,329     4,782,841
  Less:  accumulated depreciation          (398,244)     (295,786)     (206,248)
                                        -----------   -----------   -----------


                                          4,224,522     4,074,543     4,576,593

Properties under development                 75,416        73,435        93,358
Properties held for future development       42,212        95,734        64,402
                                        -----------   -----------   -----------

                                        $ 4,342,150   $ 4,243,712   $ 4,734,353
                                        ===========   ===========   ===========

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------

3.       REAL ESTATE (CONT'D)

b.       Properties - Held for Disposition

                                                       September 30  December 31
                                                               2001         2000
                                                       ------------  -----------
                                                        (unaudited)

Rental properties                                         $284,798      $108,154
Properties under development                               421,155       223,625
Properties held for development                             40,310         3,297
                                                          --------      --------
                                                          $746,263      $335,076
                                                          ========      ========


         These properties are carried at the lower of depreciated cost less estimated impairment losses where appropriate, or estimated fair value less costs to sell. Implicit in management's assessment of fair values are estimates of future rental and other income levels for the properties and their estimated disposal dates. In certain cases the estimated fair values have been calculated taking into consideration estimated disposal dates extending into 2004. Due to the significant measurement uncertainty of determining fair value, actual proceeds to be realized on the ultimate sale of these properties could vary materially from their carrying value.

         The results of operations of properties held for disposition are included in revenues and expenses of the Corporation. The following summarizes the condensed results of operations of the properties held for disposition.

                                          For the nine months ended      For the
                                                       September 30   year ended
                                          -------------------------  December 31
                                                   2001        2000         2000
                                          -------------  ----------  -----------
                                                   (unaudited)

Total revenues                                 $ 26,749    $ 15,353    $ 21,639
Less: Operating expenses and property taxes     (12,310)     (7,021)     (9,677)
                                               --------    --------    --------
Property operating income                      $ 14,439    $  8,332    $ 11,962
                                               ========    ========    ========

         The impact of ceasing to depreciate properties held for disposition would have increased depreciation and amortization in the statement of operations for the nine months ended September 30, 2001 by $3,472 (September 30, 2000 - nil; year ended December 31, 2000 - nil; 1999 - nil; 1998 - nil).

c. Expenditures required to complete properties under development are estimated at $101,970 at September 30, 2001 and $352,281 at December 31, 2000, for which construction financing facilities have been arranged.

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------

3.       REAL ESTATE (CONT'D)

d.       Ground Lease Obligations

         Properties carried at a net book value of approximately $602,420 at September 30, 2001 (December 31, 2000 - $630,683) are situated on land subject to lease agreements expiring in the years 2017 to 2150. Minimum land rental payments for each of the next five years and beyond are as follows:


                 Years ending December 31, 2001                    $      1,612
                                           2002                           1,679
                                           2003                           1,707
                                           2004                           1,742
                                           2005                           1,744
                                     Thereafter                         285,196
                                                                   ------------
                                                                   $    293,680
                                                                   ============

         Additional rent is payable under certain land lease agreements based on rental revenue or net cash flow from properties. Included in operating expenses for the nine months ended September 30, 2001 is $3,139 of ground lease payments (September 30, 2000 - $2,734; December 31, 2000 - $3,646; 1999 - $3,326; 1998 - $1,531).


e.       Future Minimum Rents

         Future minimum rentals to be received under non-cancellable tenant leases in effect at December 31, 2000, excluding operating expense recoveries, are as follows:

                 Years ending December 31, 2001                    $    590,114
                                           2002                         525,426
                                           2003                         454,861
                                           2004                         393,265
                                           2005                         332,378
                                     Thereafter                       1,171,334
                                                                   ------------
                                                                   $  3,467,378
                                                                   ============

f.       Acquisitions

         During the periods presented, the Corporation acquired the following properties:

         (i)  Acquisitions during the nine months ended September 30, 2001


                                                                        Total
                                                           Rentable  Acquisition
Date Acquired         Property              Location        Sq.ft.      Cost
--------------  ---------------------  -----------------  ---------  -----------
                                                         (unaudited) (unaudited)

May 11          2 Balston              Arlington, VA       222,000    $ 44,530
May 15          550 West Washington    Chicago, IL         372,000      77,335
May 24          1225 Connecticut       Washington, DC      224,000      59,875
                                                                      --------
                                                                      $181,740
                                                                      ========

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------

3.       REAL ESTATE (CONT'D)

f.       Acquisitions (Cont'd)

         (ii) Acquisitions during the year ended December 31, 2000


                                                                        Total
                                                                     Acquisition
 Date Acquired          Development Sites             Location          Cost
---------------  --------------------------------   -------------   -----------

September 29     Valley Industrial Park             Seattle, WA     $   46,791
October 15       150 and 200 Inner Belt Road        Boston, MA          27,589

October 16       Clybourn Center                    Chicago, IL         11,967

                                                                    -----------
                                                                    $   86,347
                                                                    ===========

         (iii)    Acquisitions during the year ended December 31, 1999

                                                                                 Total
                                                                   Rentable   Acquisition
 Date Acquired             Property                 Location        Sq.ft.       Cost
---------------  -----------------------------  ----------------  ----------  -----------
                                                                  (unaudited)
January 11       1250 Connecticut                Washington, DC     171,000   $  43,884
January 15       Galleria Towers I, II and III   Dallas, TX       1,408,000     218,163
April 30         One New York Plaza              New York, NY     2,447,000     398,783
                                                                              ---------
                                                                              $ 660,830
                                                                              =========

         (iv) Acquisitions during the year ended December 31, 1998

                                                                              Total
                                                                 Rentable  Acquisition
Date Acquired         Property                  Location           Sq.ft.     Cost
------------- ---------------------------- -------------------- ---------- -----------
                                                                (unaudited)
February 2    1250 23rd Street, N.W.       Washington, DC         117,000    $28,437
February 2    1400 K Street, N.W.          Washington, DC         192,000     30,005
February 2    2000 L Street, N.W.          Washington, DC         386,000     64,495
February 2    6006 Executive Blvd.         Rockville, MD           42,000      8,789
February 2    Courthouse Square            Alexandria, VA         114,000     16,350
February 2    Esperante Office Building    West Palm Beach, FL    247,000     39,683
February 2    Goddard Corporate Park       Lanham, MD             203,000     31,279
February 2    Hanover Office Park          Greenbelt, MD           16,000      2,053
February 2    Indian Creek Office Park     Sterling, VA            97,000      4,666
February 2    Plaza West                   Bethesda, MD            98,000     14,755
February 2    Reston Crescent              Reston, VA             238,000     50,450
February 2    Rosslyn Gateway              Arlington, VA          250,000     43,843
February 2    Spring Park/Sugarland West   Herndon, VA            426,000     47,439
February 2    Twinbrook Metro Park         Rockville, MD          554,000     76,946
February 2    Twinbrook Office Center      Rockville, MD          163,000     26,729
February 2    Watergate Office Building    Washington, DC         257,000     50,134
February 2    Waterview Building           Arlington, VA          245,000     12,009
February 17   250 West Pratt Street        Baltimore, MD          362,000     49,091
February 19   Nationsbank Plaza            Columbia, SC           302,000     37,968

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------

3.       REAL ESTATE (CONT'D)

f.       Acquisitions (Cont'd)

         (iv) Acquisitions during the year ended December 31, 1998 (Cont'd)

                                                                                  Total
                                                                   Rentable    Acquisition
Date Acquired           Property                 Location            Sq.ft.       Cost
-------------- ---------------------------- -------------------  ------------  -----------
                                                                 (unaudited)

April 10       Capital Centers              Sacramento, CA         541,000       50,913
April 30       Silver Spring Centre         Silver Spring, MD      216,000       23,719
May 11         Clark Tower                  Memphis, TN            648,000       55,539
July 15        First Citizen Plaza          Charlotte, NC          454,000       61,348
August 4       Plaza of the Americas        Dallas, TX           1,150,000      126,959
August 5       3700 Bay Area Blvd.          Houston, TX            399,000       37,334
August 11      Landmark Square              Long Beach, CA         451,000       87,290
August 20      Twinbrook Metro Plaza        Rockville, MD          165,000       28,253
September 24   Shoreline Square             Long Beach, CA         383,000       64,845
September 24   St. Louis Place              St. Louis, MO          337,000       35,669
October 1      Minnesota Center             Minneapolis, MN        289,000       46,447
December 1     Borden Building              Columbus, OH           569,000       49,924
December 2     Silver Spring Metro Plaza    Silver Spring, MD      704,000      103,453
December 10    10 South Riverside           Chicago, IL            685,000       63,171
December 10    110 William Street           New York, NY           869,000       90,161
December 10    120 South Riverside          Chicago, IL            685,000       53,222
December 10    1550 & 1560 Wilson Blvd.     Arlington, VA          259,000       33,807
December 10    Interstate North Parkway     Atlanta, GA            808,000       70,519
December 10    One Concord Center           Concord, CA            346,000       37,941
December 10    Park Central I & II          Dallas, TX             262,000       13,241
December 10    Two North LaSalle            Chicago, IL            692,000       63,399
December 10    Williams Centers I & II      Tulsa, OK              770,000       54,954
December 15    Sunrise Tech Park            Reston, VA             312,000       42,964
December 16    2401 Pennsylvania            Washington, DC          77,000       29,093
December 16    Beaumeade Corporate Park     Washington, DC         234,000       13,836
December 16    Buckhead Land                Atlanta, GA               --         20,122
December 16    Camp Creek Business Center   Atlanta, GA            258,000       17,344
December 16    Highlands Overlook           Atlanta, GA            246,000       13,295
December 16    Lakeside Center              Atlanta, GA            509,000       46,440
December 16    Newmarket Business Park      Atlanta, GA            591,000       47,367
December 16    Perimeter Woods              Charlotte, NC          314,000       27,242
December 16    The Interchange              Atlanta, GA            118,000       14,155
December 16    The Palisades                Atlanta, GA            632,000       75,149
December 21    NationsBank - Plaza          Charlotte, NC          876,000      114,780
                                                                             ----------
                                                                             $2,349,016
                                                                             ==========

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------

3.       REAL ESTATE (CONT'D)

g.       Dispositions

         During the periods presented, the Corporation disposed of the following properties and recorded the following gain (loss) on sale of real estate and allowance for loss on properties held for disposition:

         (i)  Dispositions during the nine months ended September 30, 2001

                                                                                    Gain/
   Date                                                     Rentable     Sales     (Loss)
   Sold               Property               Location        Sq.ft.      Price     On Sale
-----------  ---------------------------  ---------------  ---------   ---------  -----------
                                                          (unaudited) (unaudited) (unaudited)

January 16   Camp Creek Business Center   Atlanta, GA      258,000     $ 16,860    $    497
January 19   First Stamford Place         Stamford, CT     774,000       59,587         984
February 9   Fisher/Albert Kahn           Detroit, MI      905,000       28,677      (5,116)
June 30      Park Central Land            Dallas, TX          --          2,092       1,179
                                                                       --------    --------
                                                                       $107,216      (2,456)
                                                                       ========
              Allowance for loss on properties held for disposition                 (62,933)
                                                                                   --------
                                                                                   $(65,389)
                                                                                   ========


         (ii) Dispositions during the year ended December 31, 2000

                                                                                         Gain/
    Date                                                          Rentable     Sales     (Loss)
    Sold                 Property                   Location        Sq.ft.     Price     On Sale
-------------  -------------------------------  ----------------  ---------  ---------  ----------
                                                                 (unaudited)

June 15        The Interchange                  Atlanta, GA        118,000   $ 16,012   $  1,533
August 7       Encino Gateway                   Los Angeles, CA    338,000     51,572       (361)
August 7       The Pinkerton Building           Los Angeles, CA    200,000     32,462      6,360
September 1    Newmarket Business Park (Land)   Atlanta, GA           --        1,909        329
September 6    Fashion Outlet of Las Vegas      Primm, NV          363,000     41,592        756
September 12   One Concord Center               Concord, CA        346,000     53,579     14,957
September 28   Highlands Overlook               Atlanta, GA        246,000     10,835     (2,437)
October 20     Courthouse Square                Alexandria, VA     114,000     16,143      1,993
November 3     6006 Executive Blvd.             Rockville, MD       42,000      7,504       (815)
November 3     Twinbrook Metro Park             Rockville, MD      554,000     78,672    (10,031)
November 20    Two Pershing Square              Kansas City, MO    511,000     70,693      8,092
December 15    Twinbrook Office Center          Rockville, MD      163,000     26,897        (13)
December 21    Spring Park/Sugarland West       Herndon, VA        426,000     66,495     16,499
                                                                             --------   --------
                                                                             $474,365     36,862
                                                                             ========
                  Allowance for loss on properties held for disposition                   (3,677)
                                                                                        --------
                                                                                        $ 33,185
                                                                                        ========

         In conjunction with the sales in 2000, the Corporation incurred prepayment premiums, wrote-off unamortized deferred financing costs and incurred other costs for the early retirement of debt totalling $2,319 ($1,491, net of tax). This has been recorded as an extraordinary item in the statement of operations.



         (iii)  Dispositions during the year ended December 31, 1999

         In the fourth quarter of 1999, the Corporation sold certain non-core retail development sites and recorded an allowance for loss on the planned sale of the remaining retail properties. The Corporation recorded an aggregate estimated loss of $41,373.

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------

3.       REAL ESTATE (CONT'D)

g.       Dispositions (Cont'd)

         (iv) Dispositions during the year ended December 31, 1998

         In April 1998, the Corporation entered into an agreement to sell its retail center operating portfolio for gross proceeds of approximately $2.6 billion. The agreement provided for staged multiple closings, which were all completed by December 1998 and resulted in the Corporation recording a net gain on sale of $534,967 before taxes.

4.       UNCONSOLIDATED REAL ESTATE JOINT VENTURES

         The Corporation participates in incorporated and unincorporated joint ventures and partnerships with other venturers in various operating properties which are accounted for using the equity method. In most instances, these projects are managed by the Corporation.


a. The following is a summary of the Corporation's ownership in unconsolidated real estate joint ventures:

                                                                                   Corporation's Economic Interest (1)
                                                                                                   December 31
                                                                                  September 30  --------------
            Entity                               Property and Location                    2001    2000    1999
----------------------------------------------------------------------------------------------  ------   -----


Marina Airport Building, Ltd.            Marina Towers North and South, Los Angeles, CA    50%     50%     50%
WHTCP Realty L.L.C.                      Ernst & Young Tower, Los Angeles, CA              25%     25%     25%
Dresser Cullen Venture                   M.W. Kellog Tower, Houston, TX                    50%     50%     50%
Main Street Partners, LP                 Bank One Center, Dallas, TX                       50%     50%     50%
Trizec New Center Development
  Associates (A Partnership)             New Center One, Detroit, MI                       67%     67%     67%
1114 TrizecHahn-Swig, L.L.C.             The Grace Building, New York, NY                  50%     50%     50%
1141 TrizecHahn-Swig, L.L.C.             World Apparel Center, New York, NY                50%     50%     50%
1460 Leasehold TrizecHahn Swig L.L.C./
  1460 Fee TrizecHahn Swig L.L.C.        1460 Broadway, New York, NY                       50%     50%     50%
TrizecHahn Waterview LP                  Waterview Development, Arlington, VA              80%     80%     80%
TrizecHahn Hollywood Hotel L.L.C. (3)    Hollywood & Highland Hotel, Los Angeles, CA     84.5%   84.5%     80%
Aladdin Bazaar L.L.C. (2) (3)            Desert Passage, Las Vegas, NV                    100%     65%     63%


(1) The amounts shown above approximate the Corporation's economic ownership interest for the periods presented. Cash flow from operations, capital transactions and net income are allocated to the joint venture partners in accordance with their respective partnership agreements. The Corporation's share of these items is subject to change based on, among other things, the operations of the property and the timing and amount of capital transactions. The Corporation's legal ownership may differ.

(2) On March 30, 2001, Aladdin Bazaar's L.L.C. agreement was amended. The amendment, among other provisions, gave the Corporation sole authority to market and sell the shopping center and terminated the other partner's right to participate in the management or control of the shopping center. As of April 1, 2001 the Corporation accounts for the property and its operations under the consolidation method of accounting.

(3) The interest in Hollywood & Highland Hotel and Desert Passage have been designated as held for disposition.

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------

4.       UNCONSOLIDATED REAL ESTATE JOINT VENTURES (CONT'D)

b.       Unconsolidated Real Estate Joint Venture Financial Information

         The following represents combined summarized financial information of the unconsolidated real estate joint ventures.

                                                               December 31
                                           September 30  -----------------------
Balance Sheets                                     2001        2000         1999
                                           ------------  ----------   ----------
                                            (unaudited)


Assets
Real estate, net                            $1,178,767   $1,403,853   $1,252,655
Other assets                                   147,875      183,672      162,250
                                            ----------   ----------   ----------

Total Assets                                 1,326,642    1,587,525    1,414,905
                                            ----------   ----------   ----------

Liabilities
Mortgage debt                                  693,268      834,140      680,199
Other liabilities                               61,985       84,306       94,090
Partners' equity                               571,389      669,079      640,616
                                            ----------   ----------   ----------

Total Liabilities and Equity                $1,326,642   $1,587,525   $1,414,905
                                            ==========   ==========   ==========

Corporation's Share of Equity               $  322,464   $  384,038   $  342,011
                                            ==========   ==========   ==========


Corporation's Share of Mortgage Debt        $  350,518   $  432,445   $  326,877
                                            ==========   ==========   ==========




                                    For the nine months
                                     ended September 30   For the years ended December 31
                                    -------------------   -------------------------------
Statements of Operations                2001       2000       2000       1999       1998
                                    --------   --------   -------------------------------
                                          (unaudited)


Total Revenues                      $153,032   $148,438   $215,847   $202,323   $347,420
                                    --------   --------   --------   --------   --------

Expenses
  Operating and other                 69,955     65,398     94,182     89,671    139,513
  Interest                            35,550     35,856     53,905     39,406     94,662
  Depreciation and amortization       23,033     18,254     28,710     29,341     39,028
                                    --------   --------   --------   --------   --------

Total Expenses                       128,538    119,508    176,797    158,418    273,203
                                    --------   --------   --------   --------   --------

Net Income                          $ 24,494   $ 28,930   $ 39,050   $ 43,905   $ 74,217
                                    ========   ========   ========   ========   ========

Corporation's Share of Net Income   $ 14,287   $ 15,181   $ 19,417   $ 16,207   $ 40,617
                                    ========   ========   ========   ========   ========




c.       Liability for Obligations of Partners

         The Corporation is contingently liable for certain obligations of its partners in such ventures. In each case, all of the assets of the venture are available for the purpose of satisfying such obligations. The Corporation had guaranteed or was otherwise contingently liable for approximately $11,122 as of September 30, 2001 (December 31, 2000 - $68,335; 1999 - $33,670) of its partners' share of recourse property debt.

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------

5.       INVESTMENT IN SEARS TOWER

         Mortgage Receivable

         On December 3, 1997, the Corporation purchased a subordinated mortgage and an option to purchase the Sears Tower in Chicago (the "Investment in Sears Tower"), for $70 million and became the residual beneficiary of the trust that owns the Sears Tower. In addition, the Corporation assumed responsibility for property management and leasing services. The Corporation's mortgage is subordinate to an existing non-recourse participating first mortgage which is serviced only to the extent of available cash flow. Beginning in 2002, certain minimum interest payments are required under the participating first mortgage. The minimum interest payment for 2002 is $37,500, increasing to $51,900 for each of 2003 and 2004. The maturity date for this mortgage is July 2005. In order to retire all amounts collateralized by the first mortgage, including the lender's participating interest in cash flow, the lender must receive an amount sufficient to provide it with an internal rate of return of 8.6858%. Excluding the lender's participating interest in cash flow, the balance of the first mortgage, including accrued interest is $778,004 at September 30, 2001 (December 31, 2000 - $776,733; 1999 - $768,052).

         The subordinated mortgage held by the Corporation, which matures in July 2010, has a balance, including accrued interest, of $358,722 at September 30, 2001, (December 31, 2000 - $345,694; 1999 - $328,322) and
         has certain participation rights to the extent of available cash flow. As excess cash flow is not currently available to service the subordinated mortgage, no interest income has been recognized for the nine months ended September 30, 2001 and 2000 and the years ended December 31, 2000, 1999 and 1998. The fair value of the Investment in Sears Tower is estimated by management to be approximately $70 million.



         The Sears Tower is currently owned by a trust established for the benefit of an affiliate of Sears, Roebuck and Co. ("Sears"). The trust has a scheduled termination date of January 1, 2003. At any time prior to January 1, 2003, Sears has the right to acquire title to the building from the trust in exchange for readily marketable securities having a value equal to the amount, if any, by which the appraised value of the building exceeds the amount of all indebtedness collateralized by the building.

         If Sears acquires the building pursuant to its right of substitution, the trust will immediately terminate and any marketable securities transferred by Sears to the trust would be distributed to the Corporation as residual beneficiary of the trust. Sears would hold title to the building subject to all indebtedness, including the Corporation's subordinated mortgage, subject to the Corporation's rights under the option. The Corporation's option to purchase the building is exercisable between January 2003 and July 2005 at a price of approximately $950 million plus 40% of the amount by which the appraised value of the building exceeds $1,063 million. If the building is purchased under the option, it would be acquired subject to all outstanding indebtedness collateralized by the building, and the amount of such indebtedness would be credited against the purchase price.

         If Sears does not exercise its right of substitution, the assets of the trust, subject to the participating first mortgage, would be distributed on the scheduled termination date to the Corporation as the residual beneficiary.

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------

6.       DEFERRED CHARGES

         Deferred charges consist of the following:

                                                              December 31
                                       September 30     -----------------------
                                               2001          2000          1999
                                       ------------     ---------     ---------
                                         (unaudited)

         Leasing costs                    $ 106,951     $  99,144     $  71,558
         Financing costs                     38,981        34,835        34,330
                                          ---------     ---------     ---------
                                            145,932       133,979       105,888
     Less: Accumulated amortization         (41,910)      (36,357)      (20,443)
                                          ---------     ---------     ---------
                                          $ 104,022     $  97,622     $  85,445
                                          =========     =========     =========

         Interest expense for the nine months ended September 30, 2001 includes $7,877 of amortized deferred financing costs (September 30, 2000 - $9,885; year ended December 31, 2000 - $16,102; 1999 - $13,098; 1998 -
         $462).


7.       MORTGAGE DEBT AND OTHER LOANS

                 Properties Held for   Properties Held for
                    the Long Term          Disposition                                  Total Debt
                ---------------------  --------------------  ----------------------------------------------------------------
                 Weighted              Weighted              Weighted              Weighted              Weighted
                  average               average               average               average               average
                 interest              interest              interest              interest              interest
                 rates at              rates at              rates at              rates at              rates at
                Sept. 30,  Sept. 30,  Sept. 30,  Sept. 30,  Sept. 30,  Sept. 30,   Dec. 31,   Dec. 31,   Dec. 31,   Dec. 31,
                     2001       2001       2001       2001       2001       2001       2000       2000       1999       1999
                -------------------------------------------------------------------------------------------------------------
                     (unaudited)            (unaudited)           (unaudited)
Collateralized
property loans:
   At fixed
         rates      6.90% $2,097,726        --    $    --       6.90% $2,097,726      7.17% $1,566,018      7.24% $1,719,388
   At variable
         rates      4.08%    511,623      4.81%     329,030     4.37%    840,653      7.98%    712,390      7.47%    824,489

Other loans         5.83%     48,337     12.00%      16,666     7.41%     65,003      5.89%     48,499      6.98%     43,313
                    ----------------     ------------------     ----------------      ----------------      ----------------
                    6.34% $2,657,686      5.15%   $ 345,696     6.20% $3,003,382      7.39% $2,326,907      7.23% $2,587,190
                    ================     ==================     ================      ================      ================


a.       Collateralized Property Loans

         Property loans are collateralized by deeds of trust or mortgages on properties, and mature at various dates between February 1, 2002 and May 15, 2011. The carrying value, net of accumulated depreciation, of encumbered properties at September 30, 2001 was approximately $4,443 million (December 31, 2000 - $3,845 million; 1999 - $4,328 million).

         As at September 30, 2001, the Corporation has fixed the interest rates on $150 million (as at December 31, 2000 - nil; 1999 - $12.7 million) of the debt classified as fixed, in the above table, by way of interest rate swap contracts with a weighted average interest rate of 6.01%, and maturing on March 15, 2008. The cost to unwind these interest swap contracts is approximately $7.9 million as at September 30, 2001 (year ended December 31, 2000 - $nil; 1999 - $0.2 million).


b.       Other Loans

         Included in other loans are two unsecured loans. One loan in the amount of $40,000 matures on December 16, 2001. The other loan in the amount of $16,666 matures on November 19, 2069.

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------

7.       MORTGAGE DEBT AND OTHER LOANS (CONT'D)

c.       Principal Repayments

         Principal repayments of debt outstanding at December 31, 2000 are due as follows:

                    Years ending December 31, 2001     $    708,780
                                              2002          138,022
                                              2003          269,945
                                              2004          645,898
                                              2005           82,129
                                Subsequent to 2005          482,133
                                                       ------------
                                                       $  2,326,907
                                                       ============

         The estimated fair value of the Corporation's long-term debt approximates its carrying value at December 31, 2000 and 1999.

d.       Refinancing and loss on early retirement of debt

         On May 17, 2001, the Corporation retired early $1.2 billion of existing long-term debt, which was funded through the issuance of $1.4 billion of commercial mortgage-backed securities. As a consequence of these early retirements, the Corporation recorded an extraordinary charge of $17,966, consisting of contractual redemption premiums of $13,755, and the write-off of unamortized deferred financing costs of $4,211.

         Principal repayments of mortgage debt as at September 30, 2001 are due as follows:

                                           Properties   Properties
                                          Held for the   Held for
                                           Long Term    Disposition    Total
                                          -----------   -----------  ----------
                                          (unaudited)   (unaudited)  (unaudited)

Three months ending December 31, 2001     $   44,238    $     --     $   44,238
       Years ending December 31, 2002         82,682        86,313      168,995
                                 2003        153,252       242,717      395,969
                                 2004        362,621          --        362,621
                                 2005         93,400          --         93,400
                   Subsequent to 2005      1,921,493        16,666    1,938,159
                                          ----------    ----------   ----------
                                          $2,657,686    $  345,696   $3,003,382
                                          ==========    ==========   ==========


e.       Line of Credit

         At December 31, 2000, a credit facility of $500 million was undrawn and available for use until February 9, 2001, after which the drawn amount under the facility could be converted to a term loan due May 9, 2001. Subsequent to year end, the terms of the facility were amended to reduce the facility to $300 million, and to extend the revolving feature and the maturity date to August 10, 2001.

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------

7.       MORTGAGE DEBT AND OTHER LOANS (CONT'D)

f.       Limitations on Indebtedness

         The Corporation conducts its operations through various subsidiaries which are party to loan agreements containing provisions that require the maintenance of financial ratios and impose limitation on additional indebtedness and possible distribution in respect of capital stock.

g.       Guarantees of Indebtedness

         As at September 30, 2001, $202,856 (December 31, 2000 - $310,850; 1999
         -$353,834) of mortgage debt and other loans is guaranteed by THOPL and/or THHL, both related parties.


8.       REORGANIZATION COSTS

         Based on the strategic plan adopted at the end of 2000, the Corporation has targeted a reduction in general and administrative expense from the benefits to be derived from both functional and office location consolidations. As a result of a comprehensive review of its operations during 2001 for this purpose, the Corporation initiated a reorganization plan to simplify its management structure and centralize accounting, payroll and information services functions in Chicago. The reorganization plan will ultimately result in the separation of approximately 150 employees, exclusive of any new hires, by the end of 2002.

         During the nine months ended September 30, 2001, the Corporation recorded as reorganization costs, a pre-tax charge of $13,922 to provide for employee severance, benefits and other costs associated with implementing the reorganization plan. Included in this charge are $2,201 of non-cash costs which represent the accelerated recognition of a portion of the entitlements pursuant to the escrowed share grant arrangement for certain employees ($1,196) and the write-off of furniture, fixtures and leasehold costs at redundant locations ($1,005). As at September 30, 2001, $3,909 of anticipated cash costs had been paid, with $7,812 included in accounts payable and accrued liabilities.

         In addition to the reorganization costs associated with executing the plan, the Corporation anticipates incurring ongoing incremental transition costs including relocation, hiring and consulting costs. These costs are expensed as incurred. During the nine months ended September 30, 2001, the Corporation incurred $1,176 in such costs which are included in general and administrative expense.

         During 2000, the Corporation recorded $4,200 for employee severance and benefits associated with the planned wind-down of the retail/entertainment business. In addition, the Corporation incurred $2,480 (year ended December 31, 1999 - $4,950) of incremental professional advisory fees in order to explore certain strategic transactions and costs incurred to qualify as a REIT.

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------

9.       INCOME AND OTHER CORPORATE TAXES

a.       THUSA REIT Election

         In December 2000, THUSA determined that it would elect to be taxed as a REIT pursuant to Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. The election will be effective as of January 1, 2001. In general, a corporation that distributes at least 90% of its REIT taxable income to its shareholders in any taxable year, and complies with certain other requirements (relating primarily to its organization, the nature of its assets and the sources of its revenues) is not subject to United States federal income taxation to the extent of the income which it distributes. THUSA believes that it substantially met the qualifications for REIT status as of December 31, 2000 and September 30, 2001 and intends to satisfy all such qualifications in the future. Accordingly no provision has been made in the combined financial statements for federal income taxes in 2001 in respect of THUSA.

         THUSA's conversion to REIT status had the following impact on taxes for the year ended December 31, 2000:

For the year ended December 31                                                                         2000
------------------------------------------------------------------------------------------------------------
Benefit (provision)

    i.   Elimination of THUSA's  net deferred tax liability at December 31, 2000                $  364,950
    ii.  Current taxes payable arising from REIT election                                          (53,294)
                                                                                                -----------
Net tax benefit                                                                                 $  311,656
                                                                                                ===========


    i. THUSA believes that it will not be liable for income taxes at the federal level in the United States, or in most of the states in which it operates, in future years. Accordingly, the Corporation eliminated all of THUSA's existing deferred tax assets and liabilities relating to future years by crediting the income statement with an amount totalling $364,950 at December 31, 2000.

    ii. The election of REIT status will result in the deemed liquidation of all subsidiaries owned by THUSA. The gain arising from this deemed liquidation will result in net taxes payable of $53,294.

    iii. In connection with its election to be taxed as a REIT, THUSA will also elect to be subject to the "built-in gain" rules. Under these rules, taxes may be payable at the time and to the extent that the net unrealized gains on THUSA's assets at the date of conversion to REIT status are recognized in taxable dispositions of such assets in the ten-year period following conversion. Such net unrealized gains were estimated to be approximately $2 billion at January 1, 2001. Management currently believes that THUSA will not incur such taxes on built-in gains during the ten-year period as substantially all of its assets are not held for disposition and due to the potential for THUSA to make non-taxable asset dispositions, such as like-kind exchanges. At December 31, 2000, THUSA has disposed of certain assets and has identified assets for future disposition but no material future tax liability is anticipated.

a.       The net deferred tax liability is summarized as follows:

                                                               December 31
                                             September 30 --------------------
                                                     2001      2000       1999
                                              ----------- ---------  ---------
                                              (unaudited)
Total deferred tax liabilities                  $  55,588 $  50,767  $ 476,440
Total deferred tax assets                              --        --   (107,300)
                                              ----------- ---------  ---------
Net deferred tax liability                      $  55,588 $  50,767  $ 369,140
                                              =========== =========  =========

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------

9.   INCOME AND OTHER CORPORATE TAXES (CONT'D)

b.   The net deferred tax liability is summarized as follows: (Cont'd)

     The tax effects of temporary differences and carry forwards included in the net deferred tax liability relate to the following:


                                                                                December 31
                                                              September 30 --------------------
                                                                      2001      2000       1999
                                                               ----------- ---------  ---------
                                                                (unaudited)
Property, primarily differences in depreciation and
   amortization, the tax basis of acquired assets and
   treatment of interest and certain other costs                 $  55,588  $ 50,767 $  452,374
Accounts receivable, primarily differences in timing of
   recognition of revenues and doubtful receivables                      -         -     24,066
Operating loss and tax credit carry forwards                             -         -   (107,300)
                                                               -----------  --------  ---------


Total                                                            $  55,588  $ 50,767  $ 369,140
                                                               ===========  ========  =========


c.   Provision for income and other corporate taxes

     The information which follows presents THUSA on a pre and post REIT qualification basis. The Corporation does not expect to provide for deferred income taxes relating to THUSA in subsequent periods. The provision for income and other corporate taxes is as follows:


                                         For the nine     For the nine        For the year ended
                                         months ended     months ended            December 31
                                         September 30     September 30 ---------------------------------
                                                 2001             2000       2000       1999        1998
                                        -------------    ------------- ---------- ----------  ----------
                                                  (unaudited)
Benefit from (Provision for)
   Income taxes
     Current
       - REIT election                        $    --          $    --  $ (53,294)   $    --     $    --

     Deferred
       - operations                            (4,821)         (36,387)   (49,410)   (21,627)   (246,338)
       - REIT election                             --               --    364,950         --          --

   Franchise, capital and
     alternative minimum tax                   (2,885)          (6,077)    (9,406)    (1,188)     (2,044)
                                           ----------        ---------  ---------  ---------   ---------
                                           $   (7,706)       $ (42,464) $ 252,840  $ (22,815)  $(248,382)
                                           ==========        =========  =========  =========   =========


     THUSA is part of a consolidated group for Federal and State income tax filing purposes. For THUSA, prior to electing to be taxed as a REIT, and for other companies outside the THUSA group and included in the combined financial statements, deferred income taxes are provided for the year ended December 31, 2000 at a rate of 39.45% (year ended December 31, 1999 - 39.45%; 1998 - 38.3%) of income which reflected a Federal rate of 35% and a weighted average State rate of 4.45% (December 31, 1999 - 4.45%; 1998 - 3.8%). Deferred income taxes resulted primarily from temporary differences and the timing of recognition of net operating loss carry-forwards and asset cost bases, as well as differences in asset useful lives and depreciation methods, for financial and tax reporting purposes.

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------

9.  INCOME AND OTHER CORPORATE TAXES (CONT'D)

d. The provision for taxes on income differs from the provision computed at statutory rates as follows:


                                         For the nine     For the nine        For the year ended
                                         months ended     months ended            December 31
                                         September 30     September 30 ---------------------------------
                                                 2001(1)          2000       2000       1999        1998
                                        -------------    ------------- ---------- ----------  ----------
                                                (unaudited)
Income tax expense computed at
 combined federal and state
 statutory rates                              $(4,821)       $ (38,276) $ (51,706)  $(23,549)  $(248,782)
Impact of REIT election on THUSA                   --               --    311,656         --          --
Franchise, capital and alternative
 minimum tax                                   (2,885)          (6,077)    (9,406)    (1,188)     (2,044)
Other                                              --            1,889      2,296      1,922       2,444
                                        -------------     ------------  ---------  ---------   ---------
Total tax recovery (expense)                  $(7,706)       $ (42,464) $ 252,840   $(22,815)  $(248,382)
                                        =============     ============  =========  =========   =========

    (1) Income tax expense computed at combined federal and state statutory rates for the nine months ended September 30, 2001 pertains to THDI. THUSA has elected to be taxed as a REIT effective January 1, 2001.

10.  RELATED PARTY INFORMATION

a.   Transactions During 2000

     On December 18, 2000, the Corporation issued 750,000 shares of Series B Preferred Stock to THOPL. The consideration for the preferred shares was a reduction, pursuant to the trust indenture, in the amount of $750,000, of the principal amount of the 12% Senior Notes due to THOPL by the Corporation.

     On December 19, 2000, THOPL contributed the 750,000 shares of Series B Preferred Stock to THUSA's direct parent company.

b.   Transactions During 1999

     i. On September 20, 1999, the Corporation completed an intercompany debt reorganization by entering into a trust indenture relating to the issue by the Corporation of up to $1,100,000 principal amount of Senior Notes at a rate of 12% per annum due September 30, 2009 (the "Indenture") pursuant to which:

          o THUSA repaid $70,000 of intercompany debt owing to its indirect parent company, using funds drawn under an existing credit facility;
          o THUSA repaid $55,000 of outstanding loans, using funds borrowed from its indirect parent company in consideration for the issuance of $55,000 of 12% Senior Notes pursuant to the Indenture;
          o THUSA amended the terms of the remaining intercompany debt owing to its indirect parent company and issued $319,500 of 12% Senior Notes in connection therewith; and

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------

10.  RELATED PARTY INFORMATION (CONT'D)

b.   Transactions During 1999 (Cont'd)

          o THUSA issued $725,500 of 12% Senior Notes to its immediate parent company as a dividend-in-kind.


     ii. On September 30, 1999, THUSA declared and paid a dividend-in-kind consisting of all of the outstanding shares of common stock of THDI which, up until that time was a wholly-owned subsidiary of THUSA. The increase in combined additional paid-in capital of the Corporation in the amount of $175,834 reflects the contribution to additional paid-in capital, upon THDI's formation. The net asset book values used in recording the dividend amount were as follows:


         Real estate                                                   $ 83,771
         Cash and short-term investments                                  3,882
         Investment in unconsolidated real estate ventures               90,624
         Other assets                                                    39,490
                                                                 ---------------
                                                                         217,767
         Long-term debt                                                  24,663
         Other liabilities                                               17,270
                                                                 ---------------

         Net assets                                                   $ 175,834
                                                                ================

     iii. On December 21, 1999, the $725,500 of 12% Senior Notes were transferred by shares of the direct Parent company to THOPL. In addition, THUSA issued 350,000 shares of Series B Preferred Stock to THOPL. The consideration for the preferred shares was a reduction, in the amount of $350,000, of the principal amount of the 12% Senior Notes due to THOPL by the Corporation.

c.       Other Related Party Information

                                                                                December 31
                                                              September 30 --------------------
                                                                      2001      2000       1999
                                                               ----------- ---------  ---------
                                                               (unaudited)
        Non-interest bearing advances from THUSA to the
         parent and affiliated companies                       $    67,105  $      -   $      -
                                                               ===========  ========   ========
        Advances from the parent and affiliated companies:
          Interest bearing advances to THUSA                   $         -  $      -  $ 750,000
          Non-interest bearing advances to THUSA                         -    13,187     22,038
          Non-interest bearing advances to THDI                    230,873   179,453     26,666
                                                               -----------  --------  ---------
                                                               $   230,873  $192,640  $ 798,704
                                                               ===========  ========  =========



       The interest bearing advances from the parent company consisted of $750,000 in Senior Notes payable, bore interest at 12%, and were due September 30, 2009. They were repaid through the issuance of Series B Preferred Stock on December 18, 2000.

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------

10.      RELATED PARTY INFORMATION (CONT'D)

c.       Other Related Party Information (Cont'd)

         The non-interest bearing advances from, and to the parent and affiliated companies are unsecured and due on demand.

         Included in interest expense for the nine months ended September 30, 2001 is $ nil (September 30, 2000 - $67,529; year ended December 31, 2000 - $86,200; 1999 - $61,600; 1998 - $32,900) of interest expense paid to the parent and affiliated companies.

         For the periods presented, the Corporation, in the normal course of business, reimbursed its parent and/or affiliates for direct third party purchased services and a portion of salaries for certain employees for direct services rendered. A significant portion of the reimbursements were for allocated or direct insurance premiums which, for the nine months ended September 30, 2001, amount to $5,556 (September 30, 2000 - $5,312; year ended December 31, 2000 - $7,428;
         1999 - $8,350; 1998 - $4,071).


11.      OWNER'S EQUITY

a.       THUSA

         i. Series A Convertible Preferred Stock

         The Series A Preferred Stock are non-voting, entitled to non-participating and non-cumulative dividends as may be determined by the Board of Directors, redeemable at the Corporation's option at $1,000 per share, and are convertible at the holder's option to shares of common stock based on a fixed formula.

         ii. Series B Convertible Preferred Stock

         The Series B Preferred Stock are non-voting, entitled to cumulative dividends at a fixed rate per annum of 7.5% of the price per share at which the stock was purchased, redeemable at the Corporation's option at $1,000 per share and are convertible into such number of common stock equal to $1,000 divided by the fair market value of one share of common stock at the time of conversion as determined by the Board of Directors.

         During 1999, 350,000 shares of Series B Preferred Stock with a par value of $1.00 were authorized and issued to the indirect parent company.

         During 2000, 750,000 shares of Series B Preferred Stock with a par value of $1.00 were authorized and issued to the indirect parent company.

         Cumulative undeclared dividends are $116,928 at September 30, 2001 (December 31, 2000 - $55,223; 1999 - $26,969; 1998 - $719).

         iii. Dividends


         During 1999, THUSA issued two dividends-in-kind in the amounts of $725,500 and $175,834 million. These dividends-in-kind have been reflected as a distribution of retained earnings of $459,629 and as a reduction of additional paid-in capital of $441,705 being, the amount in excess of available retained earnings at the time these dividends were declared.

         On September 17, 2001, $34,000 in cash dividends were paid on common stock.

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------
12.      SEGMENTED INFORMATION

         The Corporation is a fully integrated real estate operating and development company. Its activities include the acquisition, development and operation of office properties, and retail/entertainment projects. In 1998, the Corporation sold its retail operating properties.

         The Corporation has determined that its reportable segments are those that are based on the Corporation's method of internal reporting, which classifies its core office operations by regional geographic area. This reflects a management structure with dedicated regional leasing, property management and development teams. The Corporation's reportable segments by geographic region for office operations in the United States are: Northeast, Mid-Atlantic, Southeast, Midwest, Southwest and West. A separate management group heads the retail/entertainment development segment. The Corporation primarily evaluates operating performance based on property operating income which is defined as total revenue including tenant recoveries, parking, fee and other income less operating expenses and property taxes. This excludes property related depreciation and amortization expense. The accounting policies for purposes of internal reporting are the same as those described for the Corporation in Note 2 - Significant Accounting Polices, except that real estate operations conducted through joint ventures are consolidated on a proportionate line-by-line basis, as opposed to the equity method of accounting. All key financing, investing, capital allocation and human resource decisions are managed at the corporate level. Asset information by reportable segment is not reported since the Corporation does not use this measure to assess performance; therefore, the depreciation and amortization expenses are not allocated among segments.

         The following present's internal property net operating income by reportable segment for the nine months ended September 30, 2001 and 2000 and the years ended December 31, 2000, 1999 and 1998.

         For the nine months ended September 30, 2001 and 2000
         (unaudited)

                                                                             Office Properties

                         ---------------------------------------------------------------------------------------------------------
                            Northeast        Mid-Atlantic      Southeast          Midwest          Southwest           West
                         ---------------   ---------------  ---------------    -------------    ---------------    ------------
                          2001     2000     2001     2000    2001     2000     2001     2000     2001    2000     2001     2000
                          ----     ----     ----     ----    ----     ----     ----     ----     ----    ----     ----     ----
Property operations
 Total property
   revenue              $144,750  138,400  107,928  112,753 104,682  98,738   128,143  122,866  190,868 181,072   40,580   51,985
 Total property
   expense                55,578   50,378   33,785   36,557  40,320  37,236    69,818   65,848   85,378  76,102   15,347   18,720
                         -------- -------- -------- ------- -------- -------- -------- -------- ------- -------- -------- --------

Internal property net
  operating income       $89,172   88,022   74,143   76,196  64,362  61,502    58,325   57,018  105,490 104,970   25,233   33,265
                         ======== ======== ======== ======= ======== ======== ======== ======== ======= ======== ======== ========

Total assets



                                                                    Retail
                                                   Total         Entertainment            Total
                                                   -----         -------------            -----
                                              2001    2000       2001      2000       2001       2000
                                              ----    ----       ----      ----       ----       ----
Property operations
 Total property                              716,951   705,814   27,309   15,191     744,260    721,005
   revenue

 Total property                              300,226   284,841    9,591    6,558     309,817    291,399
   expense                                  -----------------------------------------------------------

 Internal property net
   operating income                          416,725   420,973   17,718    8,633     434,443    429,606
                                           ============================================================
 Total assets                             $5,458,550 5,268,697  866,636  348,188  $6,325,186  5,616,885
                                          =============================================================


                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------
12.      SEGMENTED INFORMATION (CONT'D)

         For the year ended December 31, 2000, 1999 and 1998

                                                                                                 Office Properties
                                           -------------------------------------------------------------------------------------
                                                     Northeast                     Mid-Atlantic                     Southeast
                                             -------------------------       -------------------------      --------------------
                                             2000      1999       1998       2000      1999       1998      2000       1999
                                             ----      ----       ----       ----      ----       ----      ----       ----
           Property operations
             Total property revenue        $189,048    156,445     94,800    148,641   134,158     79,768   133,164    120,756
             Total property expense         (70,124)   (58,602)   (35,424)   (48,839)  (48,123)   (30,210)  (51,364)   (49,523)
                                           --------- ---------- ---------- --------- ---------- --------- ---------- ----------

           Internal property
            operating income
                                           $118,924     97,843     59,376     99,802    86,035     49,558    81,800     71,233

                                           ========= ========== ========== ========= ========== ========= ========== ==========



                                          -----------------------------------------
                                                               Midwest
                                                      -------------------------
                                            1998      2000       1999      1998
                                            ----      ----       ----      ----
           Property operations
             Total property revenue          57,457   164,904    149,891   102,086
             Total property expense         (24,837)  (89,957)   (83,910)  (55,169)
                                          --------- ---------- --------- ----------

           Internal property net
            operating income
                                             32,620    74,947     65,981    46,917

                                          ========= ========== ========= ==========




                                                            Office Properties (Cont'd)
                           ----------------------------------------------------------------------------------------------

                                     Southwest                          West                              Total
                             -------------------------        -------------------------       ----------------------------
                             2000       1999      1998        2000      1999       1998       2000         1999       1998
                             ----       ----      ----        ----      ----       ----       ----         ----       ----
Property operations
  Total property revenue   $ 246,714    250,684   163,847     68,421    72,377     49,652    950,892     884,311    547,610
  Total property expense    (107,378)  (103,790)  (72,327)   (24,834)  (27,297)   (18,785)  (392,496)   (371,245)  (236,752)
                           ---------- --------- ---------- --------- ---------- ---------- ---------  ----------  ---------

Internal property net
 operating income          $ 139,336    146,894    91,520     43,587    45,080     30,867    558,396     513,066    310,858
                           ========== ========= ========== ========= ========== ========== =========  ==========  =========
Total assets                                                                              $5,137,099   5,257,401
                                                                                           =========  ==========

                              Retail/Entertainment
                                   Properties                        Total
                          ----------------------------     ----------------------------
                            2000       1999       1998      2000       1999      1998
                            ----       ----       ----      ----       ----      ----
Property operations
  Total property revenue   22,966     14,132    168,327   973,858    898,443   715,937
  Total property expense   (9,699)    (6,985)   (62,821) (402,195)  (378,230) (299,573)
                        ---------- ---------- --------- ---------- --------- ----------
Internal property net
 operating income
                           13,267      7,147    105,506   571,663    520,213   416,364
                        ========== ========== ========= ========== ========= ==========
Total assets              426,897    283,910            5,563,996  5,541,311
                        ========== ==========           ========== =========

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------
12. SEGMENTED INFORMATION (CONT'D)

    The following is a reconciliation of internal property net operating income to income before income taxes, extraordinary items and cumulative effect of a change in accounting principle.

                                                                    For the nine months        For the years ended December 31
                                                                    ended September 30
                                                                    -------------------  -------------------------------------
(U.S. $ thousands)                                                    2001         2000         2000         1999         1998
------------------------------------------------------------------------------------------------------------------------------
                                                                         (unaudited)
Internal property revenue                                        $ 744,260    $ 721,005    $ 973,858    $ 898,443    $ 715,937
Less: real estate joint venture property revenue                   (76,898)     (71,920)    (103,308)     (96,741)    (191,955)
Interest income                                                     11,509        5,885        8,480        7,118       12,601
                                                                 ---------    ---------    ---------    ---------    ---------
Total revenues                                                     678,871      654,970      879,030      808,820      536,583
                                                                 ---------    ---------    ---------    ---------    ---------
Internal property operating expenses                              (309,817)    (291,399)    (402,195)    (378,230)    (299,573)
Add:  real estate joint venture operating expenses                  34,957       31,794       46,537       44,289       77,486
                                                                 ---------    ---------    ---------    ---------    ---------
Total operating and property taxes expenses                       (274,860)    (259,605)    (355,658)    (333,941)    (222,087)

General & administrative expense                                   (16,840)     (13,579)     (18,429)     (16,725)      (8,966)
Interest expense                                                  (116,142)    (204,248)    (265,680)    (234,992)    (160,929)
Depreciation and amortization expense                             (120,705)    (116,517)    (154,118)    (133,352)     (70,623)
Reorganization costs                                               (13,922)          --       (6,680)      (4,950)          --
Loss from securities investments                                    (4,193)          --           --           --           --
Derivative losses                                                     (456)          --           --           --           --
Minority interest                                                     (270)          43          580        1,459        1,129
Income from unconsolidated real estate joint ventures               14,287       15,181       19,417       16,207       40,617
Gain (loss) on sale of real estate and allowance for loss on
  properties held for disposition                                  (65,389)      20,823       33,185      (41,373)     534,967
                                                                 ---------    ---------    ---------    ---------    ---------

Income before Income Taxes, Extraordinary Item, and
  Cumulative Effect of Change in Accounting Principle
                                                                 $  80,381    $  97,068    $ 131,647    $  61,153    $ 650,691
                                                                 =========    =========    =========    =========    =========

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------
13.      EMPLOYEE BENEFIT PLANS

a.       401 (k) Plans

         The TrizecHahn USA Employee 401 (k) Plan and the TrizecHahn Developments Employee 401 (k) Plan (the "401 (k) Plans") were established to cover eligible employees of THUSA and THDI and employees of any designated affiliates. The 401 (k) Plans permit eligible persons to defer up to 20% of their annual compensation, subject to certain limitations imposed by the Code. The employees' elective deferrals are immediately vested and non-forfeitable upon contribution to the 401 (k) Plans. In 2001, THUSA and THDI match dollar for dollar employee contributions to the 401 (k) Plans up to 5% of employees' annual compensation not to exceed $6.4. The Corporation incurred expense for the nine months ended September 30, 2001 of approximately $1,569 (September 30, 2000 - $1,760; year ended December 31, 2000 - $2,621;
         1999 - $2,295; 1998 - $2,162), related to the 401 (k) Plans.


b.       Deferred Compensation Plan

         On February 1, 1998, the Corporation commenced a deferred compensation plan for a select group of management and highly compensated employees. Under the plan employees are permitted to defer up to 100% of their base salary and/or bonus on a pre-tax basis and to notionally invest the deferred amount in various investment options. Additionally, the Corporation may make discretionary contributions under the plan on behalf of participants. Upon completion of a minimum deferral period of four years, participants' may elect to release a portion of the deferred amount. In connection with the deferred compensation plan, a grantor trust has been established and contributions are made to the trust in amounts equal to participants' deferrals and any discretionary contributions. Amounts deferred, and discretionary contributions if any, are expensed as funded. The amounts expensed for the period ended September 30, 2001 was $22 (September 30, 2000 - $23; December 31,
         2000 - $28; 1999 - $20; 1998 - $179). As at September 30, 2001, the
         Corporation has assets, included in prepaid expenses and other assets, together with an equal amount in accounts payable of $2,339 (December 31, 2000 - $3,086; 1999 - $3,567) representing the contributions to the plan, and obligations to the employees.


14.      ESCROWED SHARE GRANTS

         On November 9, 2000, the Corporation made grants of escrowed shares to certain U.S. employees under which an escrow agent purchased 904,350 of TrizecHahn's subordinate voting shares in the open market, and deposited them in escrowed accounts. The employee is entitled to the voting rights and dividends paid on the shares during the period. One-third of the share grants vest and are released to the employees on each of the anniversary dates of the grant over a three-year period. Under certain employment termination conditions, the employee's entitlement to the shares is forfeited and the shares are returned for cancellation, while fully-accelerated vesting occurs if an employee is terminated without cause. The cost of acquiring the shares of $12,402 is being amortized to compensation expense, on a straight-line basis, over the vesting period. Compensation expense recognized in respect of the escrowed share grants totaled $4,042 for the nine months ended September 30, 2001 and $689 for the year ended December 31, 2000.

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------
15.      CONTINGENCIES

a.       Litigation

         The Corporation is contingently liable under guarantees that are issued in the normal course of business and with respect to litigation and claims that arise from time to time. While the final outcome with respect to claims and litigation pending at December 31, 2000, cannot be predicted with certainty, in the opinion of management, any liability which may arise from such contingencies would not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Corporation.

b.       Concentration of Credit Risk

         The Corporation maintains its cash and cash equivalents at financial institutions. The combined account balances at each institution typically exceed Federal Deposit Insurance Corporation insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. Management believes that this risk is not significant.

         The Corporation performs ongoing credit evaluations of tenants and may require tenants to provide some form of credit support such as corporate guarantees and/or other financial guarantees. Although the Corporation's properties are geographically diverse and tenants operate in a variety of industries, to the extent the Corporation has a significant concentration of rental revenue from any single tenant, the inability of that tenant to make its lease payment could have an adverse effect on the company.

c.       Environmental

         The Corporation, as an owner of real estate, is subject to various environmental laws of federal and local governments. Compliance by the Corporation with existing laws has not had a material adverse effect on the Corporation's financial condition and results of operations, and management does not believe it will have such an impact in the future. However, the Corporation cannot predict the impact of new or changed laws or regulations on its current properties or on properties that it may acquire in the future.


d.       Insurance

         The Corporation carries comprehensive general liability, fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. There are, however, certain types of risks (generally of a catastrophic nature such as from wars or environmental contamination) which are either uninsurable or not economically insurable.

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------
15.      CONTINGENCIES (CONT'D)

d.       Insurance (Cont'd)

         The Corporation currently has insurance for earthquake risks, subject to certain policy limits and deductibles, and will continue to carry such insurance if it is economical to do so. There can be no assurance that earthquakes may not seriously damage the Corporation's properties (several of which are located in California, historically an earthquake-prone area) and that the recoverable amount of insurance proceeds will be sufficient to fully cover reconstruction costs and other losses suffered. The Corporation currently has insurance against acts of terrorism, subject to policy limits and deductibles, and subject to exemption for terrorist acts that constitute acts of war. There can be no assurance that insurance coverage for acts of terrorism will be available on commercially acceptable terms in the future. Should an uninsured or underinsured loss occur, the Corporation could lose its investment in, and anticipated income and cash flows from, one or more of its properties, but the Corporation would continue to be obligated to repay any recourse mortgage indebtedness on such properties.

         Additionally, although the Corporation generally obtains owner's title insurance policies with respect to its properties, the amount of coverage under such policies may be less than the full value of such properties. If a loss occurs resulting from a title defect with respect to a property where there is no title insurance or the loss is in excess of insured limits, the Corporation could lose all or part of its investment in, and anticipated income and cash flows from, such property.

16.      PRO FORMA STATEMENTS OF OPERATIONS (UNAUDITED)

         The pro forma data presented below is included to illustrate the effect on the Corporation's operations as a result of the following transactions which occurred in 1998 and 1999 as if they occurred on January 1, 1998 and transactions which occurred in 2000 as if they occurred on January 1, 1999:
         o The acquisition of properties (see note 3)
         o The disposition of properties (see note 3)

         The accompanying unaudited pro forma condensed financial information has been prepared by management of the Corporation and do not purport to be indicative of the results which would actually have been obtained had the transactions described above been completed on the dates indicated or which may be obtained in the future.

        For the year ended December 31           2000       1999       1998
        -------------------------------------------------------------------

        Total Revenues                       $809,115   $751,295   $745,267
                                             --------   --------   --------
        Operating and property tax expenses  $334,738   $318,393   $321,192
                                             --------   --------   --------
        Net income                           $350,518   $ 23,516   $146,272
                                             --------   --------   --------

                         Notes to the Combined Consolidated Financial Statements
                                                                   ($ thousands)
--------------------------------------------------------------------------------

17.      SUBSEQUENT EVENTS (UNAUDITED)

         Pursuant to the Reorganization the Corporation entered into the following transactions subsequent to September 30, 2001. The Corporation expects to enter into further transactions prior to the effective date of the Reorganization.

         o The Corporation declared and paid a cash dividend of $465,000 to all common stockholders, representing pre-REIT earnings and profits and estimated 2001 taxable income.

         o THUSA Series A Convertible Preferred Stock were converted into shares of THUSA Common Stock, par value $0.01 per share.

         o THUSA entered into a recapitalization agreement with its sole shareholder pursuant to which all issued and outstanding shares of THUSA Common Stock were exchanged for.

                  o 38,000,000 shares of THUSA Common Stock, par value $0.01 per share.
                  o THUSA issued, 100 shares of THUSA Special Voting Stock, par value $0.01 per share
                  o THUSA issued 100,000 shares of THUSA Class F Convertible Stock, par value $0.01 per share

         o Certain U.S. technology center assets that were included in these combined consolidated financial statements but held directly by TrizecHahn were transferred to the Corporation. Pursuant to the Reorganization, these assets, which were held by a separate subsidiary of TrizecHahn ("823 Inc."), were contributed to the Corporation in consideration for issuing to TrizecHahn 180,000 THUSA Common Stock, par value $0.01 per share, and an assignment by TrizecHahn to THUSA of all debt that 823 Inc. to TrizecHahn. As a result of this transaction, THUSA Common Stock and Additional paid-in capital will be increased by $2, and $16,548 respectively, with a corresponding decrease to Advances to parent and affiliated companies. As a consequence 823 Inc. became a wholly-owned subsidiary of THUSA.

         o For REIT qualification purposes, the Corporation issued and donated 400 shares of THUSA Common Stock, par value $0.01, to each of 100 charitable organizations.

         o The Corporation filed an amended and restated Certificate of Incorporation authorizing 750,000 shares of Class C Convertible Preferred Stock, par value $1.00 per share. Pursuant to a private placement offering of Class C Convertible Preferred Stock to its common stockholders, and subscription thereof, Class C Convertible Preferred Stock was subscribed for in the amount of $418,004. The price per share was $1,100.

 Schedule III- Real Estate and Accumulated Depreciation as at December 31, 2000

                                                                                                ($ thousands)
                                                                                                -------------
                                                                    Initial Cost to   Subsequent Costs
                                                                        Company         Capitalized
                                                                  -----------------    ---------------

                                                Encumbrances             Building              Building
                                                ------------               and                   and
        Description       Notes     Location    at 12/31/00     Land    additions     Land    additions
        -----------       -----     --------    ------------    ----    ---------     ----    ---------
Rental Properties
Atlanta
Interstate North Parkway       Atlanta, GA      $  (52,092)  $   6,900  $  50,712            $  18,662
Colony Square                  Atlanta, GA         (52,827)      8,900     53,408               18,166
The Palisades                  Atlanta, GA         (28,587)      7,650     67,499               13,513
Newmarket Business Park        Atlanta, GA            --         4,450     40,172                1,523
Lakeside Centre                Atlanta, GA         (28,712)      4,700     41,740                  950
Midtown Plaza                  Atlanta, GA         (37,219)      9,093     52,923                4,256
                                                ---------------------------------------------------------
Total - Atlanta                                   (199,437)     41,693    306,454               57,070
                                                ---------------------------------------------------------

Chicago
Franklin Garage                 Chicago, IL        (27,201)     30,438     10,612                  251
Two North LaSalle               Chicago, IL        (38,977)      9,305     54,094               12,070
10 South Riverside              Chicago, IL        (38,977)         --     63,171                8,354
120 South Riverside             Chicago, IL        (32,690)         --     53,222               19,036
                                                ---------------------------------------------------------
Total - Chicago                                   (137,845)     39,743    181,099               39,711
                                                ---------------------------------------------------------


Dallas
Renaissance Tower               Dallas, TX         (61,438)      3,150    105,834               25,634
Galleria Towers I, II and III   Dallas, TX        (139,181)     21,435    196,728                9,086
Plaza of the Americas           Dallas, TX            --        12,500    114,459                4,547
Park Central I & II             Dallas, TX          (8,173)        748     12,493                2,210
McKinney Place                  Dallas, TX          (6,045)      1,035      8,557                1,532
                                                ---------------------------------------------------------
Total - Dallas                                   (214,837)      38,868    438,071               43,009
                                                ---------------------------------------------------------


Houston
Allen Center                    Houston, TX       (153,646)     21,375    236,851               17,065
Continental Center I            Houston, TX        (54,734)     14,756     69,741               30,659
Continental Center II           Houston, TX        (13,567)      1,500      9,793               13,313
500 Jefferson                   Houston, TX           --           413      7,937                3,306
3700 Bay Area Blvd              Houston, TX           --         3,675     33,659                  694
                                                ---------------------------------------------------------
Total - Houston                                   (221,947)     41,719     357,981              65,037
                                                ---------------------------------------------------------


Los Angeles Area
Warner Center                   Los Angeles, CA    (17,049)      5,115     25,692                3,687
9800 La Cienega                 Los Angeles, CA    (16,569)      3,405     18,041                6,069
Landmark Square                 Long Beach, CA        --        18,477     68,813                2,315
Shoreline Square                Long Beach, CA        --         5,707     59,138                  939
                                                ---------------------------------------------------------
Total - Los Angeles Area                           (33,618)     32,704    171,684               13,010

                                                ---------------------------------------------------------

                                                                                                ($ thousands)
                                                                                                -------------


                                      Total Cost at 12/31/00
                             -----------------------------------------

                                     Building                             Date of
                                        and               Accumulated   Construction/      Date       Depreciable
        Description          Land    additions Total(1)  Depreciation    Renovation      Acquired      Lives (2)
        -----------          ----    --------- --------  -------------  ------------      --------      ---------
Rental Properties
Atlanta
Interstate North Parkway  $  6,900   $  69,374  $ 76,274    $ (3,582)    1973/84       Dec. 10/98         40
Colony Square                8,900      71,574    80,474      (8,148)    1970/73/95    Dec. 23/96         40
The Palisades                7,650      81,012    88,662      (3,007)    1981/83/99    Dec. 16/98         40
Newmarket Business Park      4,450      41,695    46,145      (1,626)    1979/89       Dec. 16/98         40
Lakeside Centre              4,700      42,690    47,390      (1,264)    1984/86       Dec. 16/98         40
Midtown Plaza                9,093      57,179    66,272      (4,920)    1984/85       Nov. 19/97         40
                         -----------------------------------------------

Total - Atlanta             41,693     363,524   405,217     (22,547)
                         -----------------------------------------------


Chicago
Franklin Garage             30,438    10,863     41,301         (950)    1974          Dec. 3/97          40
Two North LaSalle            9,305    66,164     75,469       (3,522)    1979          Dec. 10/98         40
10 South Riverside            --      71,525     71,525       (3,735)    1965          Dec. 10/98         40
120 South Riverside           --      72,258     72,258       (4,034)    1967          Dec. 10/98         40

                        ------------------------------------------------
Total - Chicago             39,743   220,810    260,553      (12,241)
                        ------------------------------------------------

Dallas
Renaissance Tower            3,150   131,468    134,618      (18,229)    1974/92       Oct. 31/96         40
Galleria Towers I, II
  and III                   21,435   205,814    227,249       (9,457)    1982/85/91    Jan. 15/99         40
Plaza of the Americas       12,500   119,006    131,506       (7,390)    1980          Aug. 4/98          40
Park Central I & II            748    14,703     15,451         (703)    1970/71       Dec. 10/98         40
McKinney Place               1,035    10,089     11,124       (1,594)    1985          Oct. 31/96         40
                         ------------------------------------------------
Total - Dallas              38,868   481,080    519,948      (37,373)
                         ------------------------------------------------

Houston
Allen Center                21,375   253,916    275,291      (26,519)    1972/78/80/95 Nov. 19/96         40
Continental Center I        14,756   100,400    115,156      (15,489)    1984          Oct. 31/96         40
Continental Center II        1,500    23,106     24,606       (3,543)    1971          Oct. 31/96         40
500 Jefferson                  413    11,243     11,656       (1,494)    1962/83       Oct. 31/96         40
3700 Bay Area Blvd           3,675    34,353     38,028       (2,037)    1986          Aug. 5/98          40

                         ------------------------------------------------
Total - Houston             41,719   423,018    464,737      (49,082)
                         ------------------------------------------------

Los Angeles Area
Warner Center                5,115    29,379     34,494       (4,630)    1980          Oct. 31/96         40
9800 La Cienega              3,405    24,110     27,515       (4,430)    1985          Oct. 31/96         40
Landmark Square             18,477    71,128     89,605       (4,489)    1991          Aug. 11/98         40
Shoreline Square             5,707    60,077     65,784       (3,602)    1988          Sep. 24/98         40
                         -----------------------------------------------
Total - Los Angeles Area    32,704   184,694    217,398      (17,151)

                         -----------------------------------------------

 Schedule III- Real Estate and Accumulated Depreciation as at December 31, 2000

                                                                                                ($ thousands)
                                                                                                -------------

                                                                                Initial Cost           Subsequent Costs
                                                                                 to Company              Capitalized
                                                                               -------------          -----------------

                                                             Encumbrances            Building              Building
                                                             -------------              and                   and
        Description           Notes     Location             at 12/31/00     Land    additions     Land    additions
        -----------           -----     --------             -------------   ----    ---------     ----    ---------
New York Area
One New York Plaza                     New York, NY             (242,687)    58,676   340,107               6,877
110 William Street                     New York, NY              (55,938)    12,450    77,711               8,866
1065 Ave. of the Americas      3       New York, NY              (38,346)    19,518    44,433               4,946
Newport Tower                          Jersey City, NJ          (108,282)     2,054   161,582               1,504
                                                            ----------------------------------------------------------
Total - New York Area                                           (445,253)    92,698   623,833              22,193
                                                            ----------------------------------------------------------

Washington, D.C. Area
2000 L Street, N.W.                    Washington, DC            (41,688)     7,728    56,767              16,995
Watergate Office Building              Washington, DC            (19,729)     4,853    45,281               1,341
1400 K Street, N.W.                    Washington, DC            (22,572)    11,905    18,100               8,879
1250 Connecticut, N.W.         5       Washington, DC                  -      6,457    37,427               1,321
1250 23rd Street, N.W.                 Washington, DC            (10,113)     3,515    24,922                 339
2401 Pennsylvania              5       Washington, DC                  -      4,419    24,674                 250
Bethesda Crescent                      Bethesda, MD              (37,245)     7,359    55,509               2,549
Plaza West                             Bethesda, MD               (9,435)     1,950    12,805               3,374
Twinbrook Metro Plaza                  Rockville, MD             (17,464)     4,250    24,003                 588
Silver Spring Metro Plaza      5       Silver Spring, MD               -      5,311    98,142               5,803
Silver Spring Centre           5       Silver Spring, MD               -      3,320    20,399                 563
Goddard Corporate Park                 Lanham, MD                (15,454)     3,842    24,437                 415
Hanover Office Park                    Greenbelt, MD                   -        225     1,456                  10
Beaumeade Corporate Park       4       Washington, DC            (18,475)     2,103    11,733               9,836
Rosslyn Gateway                        Arlington, VA             (20,113)     5,546    38,297               2,043
1550 & 1560 Wilson Boulevard           Arlington, VA             (20,745)     4,958    28,849               5,187
Reston Unisys                          Reston, VA                (35,880)     5,706    34,934                   3
Reston Crescent - Phase 2      4       Reston, VA                      -      4,145       810              24,655
Sunrise Tech Park                      Reston, VA                (24,108)     6,346    36,618                 386
                                                           ------------------------------------------------------------

Total-Washington, D.C. Area                                     (293,021)    93,938   595,163              84,537
                                                           ------------------------------------------------------------

Charlotte
Bank of America Plaza                  Charlotte, NC             (67,744)    11,250   103,530               4,372
First Citizens Plaza                   Charlotte, NC             (34,285)         -    61,348               4,080
Perimeter Woods                        Charlotte, NC                   -      1,661    14,698                 503
                                                         --------------------------------------------------------------

Total - Charlotte                                               (102,029)    12,911   179,576               8,955
                                                         --------------------------------------------------------------

Minneapolis
Northstar Center                       Minneapolis, MN           (14,732)     2,500    44,501               9,241
Minnesota Center               5       Minneapolis, MN                 -      2,841    43,606               3,675
                                                       ----------------------------------------------------------------

Total - Minneapolis                                              (14,732)     5,341    88,107              12,916
                                                       ----------------------------------------------------------------


Pittsburgh
Gateway Center                         Pittsburgh, PA            (43,220)     6,260    55,627              28,595
                                                       -----------------------------------------------------------------



                                                                                                ($ thousands)
                                                                                                -------------

                                        Total Cost at 12/31/00
                             -------------------------------------------


                                        Building                            Date of
                                           and              Accumulated  Construction/     Date       Depreciable
        Description           Land      additions Total(1)  Depreciation   Renovation    Acquired      Lives (2)
        -----------           ----      --------- --------  ------------  ------------   --------      ---------
New York Area
One New York Plaza            58,676    346,984   405,660    (13,267)    1970/95         Apr. 30/99       40
110 William Street            12,450     86,577    99,027     (4,501)    1960            Dec. 10/98       40
1065 Ave. of the Americas     19,518     49,379    68,897     (3,983)    1958            Jan. 5/97        40
Newport Tower                  2,054    163,086   165,140    (11,822)    1990            Feb. 24/97       40
                             --------------------------------------------
Total - New York Area         92,698    646,026   738,724    (33,573)
                             --------------------------------------------

Washington, D.C. Area
2000 L Street, N.W.            7,728     73,762    81,490     (4,747)    1968/98         Feb. 2/98        40
Watergate Office Building      4,853     46,622    51,475     (4,115)    1965/91         Feb. 2/98        40
1400 K Street, N.W.           11,905     26,979    38,884     (2,427)    1982            Feb. 2/98        40
1250 Connecticut, N.W.         6,457     38,748    45,205     (2,029)    1964/96         Jan. 11/99       40
1250 23rd Street, N.W.         3,515     25,261    28,776     (2,313)    1990            Feb. 2/98        40
2401 Pennsylvania              4,419     24,924    29,343       (748)    1991            Dec. 16/98       40
Bethesda Crescent              7,359     58,058    65,417     (5,228)    1987            Dec. 23/97       40
Plaza West                     1,950     16,179    18,129     (1,353)    1965            Feb. 2/98        40
Twinbrook Metro Plaza          4,250     24,591    28,841     (1,441)    1986            Aug. 20/98       40
Silver Spring Metro Plaza      5,311    103,945   109,256     (5,386)    1986            Dec. 1/98        40
Silver Spring Centre           3,320     20,962    24,282     (1,281)    1987            Apr. 30/98       40
Goddard Corporate Park         3,842     24,852    28,694     (2,285)    1993            Feb. 2/98        40
Hanover Office Park              225      1,466     1,691       (145)    1987            Feb. 2/98        40
Beaumeade Corporate Park       2,103     21,569    23,672       (315)    1990/98/00      Dec. 16/98       40
Rosslyn Gateway                5,546     40,340    45,886     (3,713)    1970            Feb. 2/98        40
1550 & 1560 Wilson Boulevard   4,958     34,036    38,994     (3,144)    1983/1987       Dec. 10/98       40
Reston Unisys                  5,706     34,937    40,643     (3,463)    1980            Feb. 2/98        40
Reston Crescent - Phase 2      4,145     25,465    29,610        (36)    2000            Feb. 2/98        40
Sunrise Tech Park              6,346     37,004    43,350     (1,938)    1983/85         Dec. 15/98       40
                              ----------------------------------------
Total-Washington, D.C. Area   93,938    679,700   773,638    (46,107)
                              ----------------------------------------

Charlotte
Bank of America Plaza         11,250    107,902   119,152     (5,020)    1974            Dec. 21/98         40
First Citizens Plaza               -     65,428    65,428     (4,363)    1985            Jul. 15/98         40
Perimeter Woods                1,661     15,201    16,862       (413)    1991/98         Dec. 16/98         40
                              ----------------------------------------
Total - Charlotte             12,911    188,531   201,442     (9,796)
                              ----------------------------------------


Minneapolis
Northstar Center               2,500     53,742    56,242     (5,481)    1916/62/86      Oct. 31/96         40
Minnesota Center               2,841     47,281    50,122     (2,740)    1987            Oct. 1/98          40
                              ----------------------------------------
Total - Minneapolis            5,341    101,023   106,364     (8,221)
                              ----------------------------------------


Pittsburgh
Gateway Center                 6,260     84,222    90,482    (14,574)    1952/60         Oct. 31/96         40
                              ----------------------------------------



 Schedule III- Real Estate and Accumulated Depreciation as at December 31, 2000

                                                                                                ($ thousands)
                                                                                                -------------

                                                                                Initial Cost           Subsequent Costs
                                                                                 to Company              Capitalized
                                                                               -------------          -----------------

                                                             Encumbrances            Building              Building
                                                             -------------              and                   and
        Description           Notes     Location             at 12/31/00     Land    additions     Land    additions
        -----------           -----     --------             -------------   ----    ---------     ----    ---------
St. Louis
Metropolitan Square                    St. Louis, MO             (90,970)    13,625     125,636             3,999
St. Louis Place                5       St. Louis, MO                   -      3,500      32,169               470

                                                       ---------------------------------------------------------------
Total - St. Louis                                                (90,970)    17,125     157,805             4,469
                                                       ---------------------------------------------------------------


Other
250 West Pratt Street                  Baltimore, MD             (30,264)     7,238      41,853               854
Bank of America Plaza                  Columbia, SC              (21,460)     5,590      32,378             1,592
1441 Main Street                       Columbia, SC              (14,306)     3,154      18,374             1,595
1333 Main Street                       Columbia, SC              (14,104)     3,025      17,468               828
Borden Building                        Columbus, OH                    -      5,784      44,140             2,563
Clark Tower                            Memphis, TN               (25,933)     5,450      50,089             2,850
Capital Center II & III                Sacramento, CA            (27,758)     8,384      42,529             6,162
Williams Center I & II                 Tulsa, OK                 (33,948)     5,400      49,554             1,312
Esperante Office Building              West Palm Beach,FL        (24,189)     5,806      33,877             2,416

                                                       ---------------------------------------------------------------
Total - Other                                                   (191,962)    49,831     330,262            20,172
                                                       ---------------------------------------------------------------

Total rental properties                                       (1,988,871)   472,831   3,485,662           399,674

                                                       ---------------------------------------------------------------


Properties under development
  One Alliance Center                  Buckhead, GA                   -      10,079         -        -     20,737
  3100 Interstate North Parkway        Atlanta, GA                    -         191    12,716        -          -
  Inner Belt                           Boston, MA                     -      24,027     3,562        -      2,123
                                                       --------------------------------------------------------------
Total properties under development                                    -      34,297    16,278        -     22,860
                                                       --------------------------------------------------------------

Properties held for development
  Buckhead Land                        Buckhead, GA                   -      10,043         -                   -
  Newmarket Parkway                    Atlanta, GA                    -       2,052         -                   -
  Perimeter Woods                      Charlotte, NC                  -      10,883         -                   -
  Valley Industrial Park               Seattle, WA                    -       6,900    39,891                 125
  Clybourn Center                      Chicago, IL                    -      11,967         -       70          -
  Other residual land                  Various                        -      13,803         -                   -
                                                       --------------------------------------------------------------
Total properties held for development                                 -      55,648    39,891       70        125
                                                       --------------------------------------------------------------




                                                Total Cost at 12/31/00
                                  ----------------------------------------------


                                                Building                            Date of
                                                   and              Accumulated  Construction/       Date       Depreciable
        Description                   Land      additions Total(1)  Depreciation   Renovation      Acquired      Lives (2)
        -----------                   ----      --------- --------  ------------  ------------     --------      ---------
St. Louis
Metropolitan Square                   13,625    129,635    143,260     (8,782)    1989            Dec. 8/97          40
St. Louis Place                        3,500     32,639     36,139     (1,815)    1983            Sep. 24/98         40

                                  --------------------------------------------
Total - St. Louis                     17,125    162,274    179,399    (10,597)
                                  --------------------------------------------


Other
250 West Pratt Street                  7,238     42,707     49,945     (3,635)    1986            Feb. 17/98         40
Bank of America Plaza                  5,590     33,970     39,560     (2,527)    1989            Feb. 19/98         40
1441 Main Street                       3,154     19,969     23,123     (2,132)    1988            Dec. 13/96         40
1333 Main Street                       3,025     18,296     21,321     (1,609)    1983            Apr. 30/97         40
Borden Building                        5,784     46,703     52,487     (2,767)    1974            Dec. 1/98          40
Clark Tower                            5,450     52,939     58,389     (3,577)    1973/97         May  11/98         40
Capital Center II & III                8,384     48,691     57,075     (4,572)    1984/85         Apr. 10/98         40
Williams Center I & II                 5,400     50,866     56,266     (2,511)    1982/83         Dec. 10/98         40
Esperante Office Building              5,806     36,293     42,099     (2,454)    1989            Feb. 2/98          40

                                  --------------------------------------------
Total - Other                         49,831    350,434    400,265    (25,784)

                                  --------------------------------------------
Total rental properties              472,831    3,885,336  4,358,167  (287,046)

                                  --------------------------------------------


Properties under development
  One Alliance Center                 10,079     20,737     30,816          -     n/a             Dec. 16/98          -
  3100 Interstate North Parkway          191     12,716     12,907          -     n/a             Dec. 10/98          -
  Inner Belt                          24,027      5,685     29,712          -     n/a             Oct. 15/00          -
                                  --------------------------------------------
Total properties under development    34,297     39,138     73,435          -
                                  --------------------------------------------

Properties held for development
  Buckhead Land                       10,043          -     10,043          -     n/a             Dec. 16/98          -
  Newmarket Parkway                    2,052          -      2,052          -     n/a             Dec. 16/98          -
  Perimeter Woods                     10,883          -     10,883          -     n/a             Dec. 16/98          -
  Valley Industrial Park               6,900     40,016     46,916          -     n/a             Sept. 29/00         -
  Clybourn Center                     12,037          -     12,037          -     n/a             Oct. 16/00          -
  Other residual land                 13,803          -     13,803          -     n/a             -                   -
                                  --------------------------------------------
Total properties held for development 55,718     40,016     95,734          -
                                  --------------------------------------------

 Schedule III- Real Estate and Accumulated Depreciation as at December 31, 2000


                                                                                                                       ($ thousands)
                                                                                                                       -------------

                                                                               Initial Cost to      Subsequent Costs
                                                                                   Company             Capitalized
                                                                              ------------------  --------------------
                                                               Encumbrances              Building            Building
                                                               ------------                 and                 and
            Description              Notes       Location      at 12/31/00     Land      additions   Land    additions
            -----------              -----       --------      ------------    ----      ---------   ----    ---------
Properties held for disposition


   Retail/Entertainment
     Paseo Colorado                         Pasadena, CA                  -        359      11,807        -     35,002
     Hollywood & Highland - retail          Los Angeles, CA               -          -           -    9,201    167,256
     Various land                           Various                       -      3,297           -        -          -
                                                               -------------------------------------------------------
                                                                          -      3,656      11,807    9,201    202,258
                                                               -------------------------------------------------------

   Office - Miscellaneous              6                                  -      1,425      79,003        -     36,978

                                                               -------------------------------------------------------
                                                                          -      1,425      79,003        -     36,978
                                                               -------------------------------------------------------

Total properties held for                                                 -      5,081      90,810    9,201    239,236
disposition

                                                               -------------------------------------------------------

Management business
   Furniture, fixtures and equipment                                      -          -      12,162        -          -
                                                               -------------------------------------------------------
                                                                          -          -      12,162        -          -
                                                               -------------------------------------------------------


Total real estate                                               $(1,988,871)  $567,857  $3,644,803   $9,271   $661,895
                                                               =======================================================


                                                          Total Cost at 12/31/00
                                                          ----------------------
                                                           Building                             Date of
                                                            and               Accumulated    Construction/    Date       Depreciable
            Description                       Land      additions Total(1)   Depreciation    Renovation      Acquired      Lives (2)
            -----------                       ----      --------- -----      ------------    ----------      --------      ---------
Properties held for disposition

   Retail/Entertainment
     Paseo Colorado                             359       46,809     47,168           -         n/a         Oct. 31/96       -
     Hollywood & Highland - retail            9,201      167,256    176,457           -         n/a         Mar. 11/97       -
     Various land                             3,297            -      3,297           -         n/a         n/a
                                           --------- -------------------------------------
                                             12,857      214,065    226,922           -
                                           --------- -------------------------------------

   Office - Miscellaneous                     1,425      115,981    117,406      (9,252)

                                           --------- -------------------------------------
                                              1,425      115,981    117,406      (9,252)
                                           --------- -------------------------------------

Total properties held for                    14,282      330,046    344,328      (9,252)
disposition

                                           --------- -------------------------------------

Management business
   Furniture, fixtures and equipment              -       12,162     12,162      (8,740)
                                           --------- -------------------------------------
                                                  -       12,162     12,162      (8,740)
                                           --------- -------------------------------------

Total real estate                           577,128   $4,306,698 $4,883,826   $(305,038)
                                           ========= =====================================

 Schedule III- Real Estate and Accumulated Depreciation as at December 31, 2000

                                                                   ($ thousands)
                                                                   -------------


Notes:

1. The aggregate cost for Federal Income Tax purposes as of December 31, 2000 was approximately $3.7 billion.

2. The life to compute depreciation on buildings is 40 years. The life to compute depreciation on building improvements is over the term of the related lease. Furniture, fixtures and equipment are depreciated over periods of up to 10 years.

3.   The Corporation has a 99% legal ownership interest in this property.

4. These properties were previously under development and were placed into service in 2000.

5. These properties are encumbered as part of a secured term loan. This line was drawn to $289,537 as at December 31, 2000.

6. This includes four non-core office properties that were held for disposition at December 31, 2000. The total cost is net of an allowance for loss of $3,677. All four properties were sold subsequent to year end.


A summary of activity of investment in real estate and accumulated depreciation is as follows:

The changes in investment in real estate for the years ended December 31, 2000, 1999 and 1998, are as follows:

                                                            December 31             December 31           December 31
                                                                   2000                    1999                  1998
                                                    -------------------    --------------------     ------------------
Balance, beginning of the period                           $4,940,601           $4,143,038           $2,055,935
  Additions during period:
    Acquisitions                                               86,347              660,830            2,349,016
    Improvements                                              340,875              213,875              227,609
    Previously held in a non-consolidated joint
       venture now consolidated                                     -               84,167                    -
  Deductions during period:
    Properties disposed of                                   (478,669)            (120,656)            (488,752)
    Contribution to non-consolidated joint ventures                 -              (37,037)                   -
    Write-off of fully depreciated assets                      (5,328)              (3,616)                (770)

                                                      -------------------  --------------------   --------------------


Balance, end of period                                     $4,883,826           $4,940,601           $4,143,038
                                                      ===================  ==================== ====================

The changes in accumulated depreciation for the years ended December 31, 2000, 1999 and 1998, are as follows:

                                                            December 31             December 31           December 31
                                                                   2000                    1999                  1998
                                                    -------------------    --------------------     ------------------
Balance, beginning of the period                          $  (206,248)         $   (91,229)         $   (56,354)
  Additions during period:
    Depreciation                                             (141,607)            (120,977)             (65,701)
  Deductions during period:
    Properties disposed of                                     37,489                2,342               30,056
    Write-off of fully depreciated assets                       5,328                3,616                  770

                                                      -------------------  -------------------- --------------------

Balance, end of period                                    $  (305,038)         $  (206,248)         $   (91,229)
                                                      ===================  ==================== ====================
